As filed with the Securities and Exchange Commission on July 15, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

SYMMETRICOM, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3661 (Primary Standard Industrial Classification Code Number)	95-1906306 (I.R.S. Employer Identification Number)
2300 Orchard Parkway
San Jose, CA 95131
(408) 433-0910
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Thomas W. Steipp
President and Chief Executive Officer
SYMMETRICOM, INC.
2300 Orchard Parkway
San Jose, CA 95131
(408) 433-0910
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Richard S. Bebb Kerry Smith PILLSBURY WINTHROP LLP 2550 Hanover Street PALO ALTO, CA 94304 Phone: (650) 233-4500 Facsimile: (650) 233-4545	Elizabeth A. Withers President and Chief Executive Officer TRUETIME, INC. 3750 Westwind Boulevard Santa Rosa, CA 95403 Phone: (707) 528-1230 Facsimile: (707) 527-6640	Arthur H. Rogers FULBRIGHT & JAWORSKI L.L.P. 1301 McKinney, Suite 5100 Houston, TX 77010 Phone: (713) 651-5151 Facsimile: (713) 651-5246

Approximate Date of Commencement of Proposed Sale to the Public:    As soon as practicable after the effectiveness of this registration statement and the effective time of the merger of a wholly owned subsidiary of the registrant with and into TrueTime as described in the Agreement and Plan of Merger dated as of March 27, 2002, as amended June 26, 2002.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Aggregate Offering Price(3)	Amount of Registration Fee(4)

Common stock, par value $0.0001 per share	3,102,334	n/a	$10,832,220	$996.56

Rights to purchase preferred stock	n/a	n/a	n/a	n/a

(1)
This registration statement relates to (a) shares of common stock, par value $0.0001 per share, of Symmetricom issuable to holders of common stock of TrueTime pursuant to the Merger Agreement and (b) Symmetricom Preferred Stock Purchase Rights that will be attached to, and represented by the certificates issued for, the Symmetricom common stock (which Preferred Stock Purchase Rights have no market value independent of the Symmetricom common stock to which they are attached).

(2)
The amount of Symmetricom common stock to be registered has been determined by multiplying the exchange ratio (0.43697 of a share of Symmetricom common stock for each share of TrueTime common stock) by 7,099,650, the maximum aggregate number of TrueTime common stock that would be outstanding prior to the merger assuming the exercise of all the outstanding TrueTime options and warrants (whether or not exercisable).

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1), Rule 457(f)(3) and Rule 457(c) of the Securities Act, by multiplying $2.23 (the average high and low price of TrueTime common stock on The Nasdaq National Market on July 10, 2002) by 7,099,650 shares, and then subtracting from such product $5,000,000, the estimated amount of cash to be paid by Symmetricom in the merger.

(4)	The registration fee was calculated pursuant to Rule 457(f) by multiplying the Aggregate Offering Price by 0.000092.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Subject to completion, dated July         , 2002.

Dear TrueTime Stockholder:

You are cordially invited to attend a special meeting of stockholders of TrueTime Inc., which will begin at         :            .m., local time, on             day,                 , 2002 at                 . At the special meeting, you will be asked to consider and vote upon a proposal for TrueTime, Inc. or TrueTime, to be acquired by Symmetricom, Inc., or Symmetricom, by merging a wholly-owned subsidiary of Symmetricom with and into TrueTime. Before we can merge, the holders of a majority of TrueTime’s outstanding common stock must vote to adopt the Agreement and Plan of Merger, dated as of March 27, 2002 and as amended, among TrueTime, Symmetricom and Sco-TRT Acquisition, Inc., a subsidiary of Symmetricom, and approve the merger, as described in the attached proxy statement/prospectus. Symmetricom designs, manufactures, and markets solutions for the global telecommunications industry. Symmetricom holds global marketing capabilities and a focused technology portfolio that includes network synchronization systems and timing elements for most telecommunications network operators and users, and innovative broadband access devices for business and residential applications. As a result of the merger, TrueTime will become a wholly owned subsidiary of Symmetricom.

If the merger is completed, holders of TrueTime common stock will receive 0.43697 of a share of Symmetricom common stock and an amount in cash anticipated to be $0.84 for each share of TrueTime common stock that they hold, subject to adjustments to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or TrueTime common stock and a possible downward adjustment of the cash component if certain of TrueTime’s merger expenses exceed $1,000,000. These shares are anticipated to represent approximately 11.7% of the outstanding Symmetricom common stock after the merger, without giving effect to other pending transactions. Symmetricom common stock is traded on the Nasdaq National Market under the ticker symbol “SYMM.” On July 10, 2002, Symmetricom common stock closed at $3.42.

The TrueTime Board of Directors has carefully considered the terms and conditions of the merger and has unanimously determined that the terms are fair to, and in the best interests of, the TrueTime stockholders. The TrueTime Board of Directors has unanimously adopted the merger agreement and approved the merger and unanimously recommends that you vote FOR approval of the merger and adoption of the merger agreement, as amended.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, it is critical that your shares be represented. Accordingly, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY YOUR PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

On behalf of the TrueTime Board of Directors, I thank you for your support and urge you to VOTE FOR APPROVAL of the merger and adoption of the merger agreement.

We encourage you to read this entire document, including the discussion of risks associated with the merger beginning on page 13, carefully before voting.

Sincerely,

Elizabeth A. Withers
President and Chief Executive Officer

TrueTime, Inc., 3750 Westwind Boulevard, Santa Rosa, CA 95403
Phone: (707) 528-1230, Facsimile: (707) 527-6640

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Symmetricom stock to be issued in connection with the merger or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This Proxy Statement/Prospectus is dated                 , 2002, and is first being mailed to stockholders on or about                 , 2002.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TRUETIME, INC.
3750 Westwind Boulevard
Santa Rosa, CA 95403

NOTICE AND PROXY STATEMENT
FOR THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                 , 2002

To the Stockholders:

A special meeting of stockholders of TrueTime Inc. will be held on                 , 2002 at         :            .m., local time, at                 , to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of March 27, 2002 and as amended, among TrueTime, Symmetricom and Sco-TRT Acquisition, Inc., a subsidiary of Symmetricom, and approve the merger described in this proxy statement/prospectus.

The Board of Directors has fixed the close of business on                 , 2002, as the record date for determining the stockholders entitled to vote at the special meeting or any adjournment or postponement thereof. Shares of common stock can be voted at the meeting only if the holder is present at the meeting in person or represented by a valid proxy. At the close of business on such record date, TrueTime had outstanding entitled to vote          shares of common stock. A list of stockholders entitled to vote will be kept at the office of TrueTime Inc., 3750 Westwind Boulevard, Santa Rosa, CA 95403 for your inspection for ten days before the meeting.

Your vote is important to us. Even if you do not plan to attend the meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the enclosed postage prepaid envelope. The proxy may be revoked at any time prior to the special meeting by written request to the Secretary of TrueTime Inc., by voting in person at the special meeting, or by submitting a later dated proxy.

By Order of the Board of Directors

Ernest M. Hall, Jr.
Secretary

Santa Rosa, California
                , 2002

RISK FACTORS	13
Risk Factors Related to the Merger	13
TrueTime’s Business	56

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    When and where is the stockholder meeting?

A:    The stockholder meeting will take place on             , 2002 and will be held at                 .

Q:    What do I need to do now?

A:    Mail your signed and dated proxy card in the enclosed return envelope, as soon as possible, so your shares will be represented at the meeting. In order to be sure that your vote is counted, please submit your proxy as instructed on your proxy card even if you plan to attend the meeting in person.

Q:    What does the board of directors recommend?

A:    The board of directors of TrueTime unanimously recommends that its stockholders vote in favor of the merger.

Q:    Why are the two companies proposing to merge?

A:    Symmetricom and TrueTime are proposing to merge because we believe the combined company will have an expanded customer base, new distribution channels, and a stronger competitive position in government and commercial markets.

Q:    What if I want to change my vote?

A:    You should mail a later-dated, signed proxy card to TrueTime’s transfer agent before the meeting. Alternatively, you can attend the meeting and vote in person. You may also revoke your proxy by sending a notice of revocation to TrueTime’s transfer agent. TrueTime’s transfer agent is American Stock Transfer & Trust Company, with a mailing address of 40 Wall Street, New York, New York 10005.

Q:    If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:    If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on your behalf. Therefore, you should be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:    Why is it important for me to vote?

A:    We cannot complete the merger without TrueTime stockholders holding a majority of TrueTime’s outstanding shares voting in favor of the merger.

Q:    What if I don’t vote?

A:    If you do not give voting instructions to your broker or you do not vote, you will, in effect, be voting against the merger.

Q:    Are there risks I should consider in deciding whether to vote for the merger?

A:    Yes.    We have set out in the section entitled “Risk Factors” beginning on page 13 of this proxy statement/prospectus a number of risk factors that you should consider in connection with the merger.

Q:    Will TrueTime stockholders be able to trade the Symmetricom stock they receive in the merger?

A:    Yes.    All shares of Symmetricom common stock received in the merger will be freely transferable unless you are considered an “affiliate” of TrueTime for purposes of the Securities Act of 1933, or the Securities Act. Shares received by persons who are deemed affiliates of TrueTime may only be sold pursuant to a registration statement, an exemption under paragraph (d) of Rule 145 under the Securities Act or under another exemption under the Securities Act. One stockholder, OYO Corporation U.S.A., has also agreed to restrict the transferability of certain of the Symmetricom shares it is to receive in the merger during the first year following the merger.

Q:    Will there be any changes in my rights as a stockholder?

A:    Yes.    As a stockholder of TrueTime, your rights are governed by TrueTime’s certificate of incorporation and TrueTime’s bylaws. After completion of the merger, you will become a stockholder of Symmetricom. As a Symmetricom stockholder, your rights will be governed by Symmetricom’s amended and restated certificate of incorporation and Symmetricom’s bylaws. For a more detailed description of differences in your stockholder rights, see the section of this proxy statement/prospectus entitled “Comparison of Stockholder Rights” beginning on page 86.

Q:    Should I send in my stock certificates now?

A:    No.    If the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q:    When will TrueTime stockholders receive the cash and shares of Symmetricom common stock to be exchanged for TrueTime shares?

A:    Soon after the merger closes, the transfer agent will mail you a transmittal letter with instructions for the surrender of your TrueTime common stock certificate. You will need to complete the letter of transmittal and return your TrueTime stock certificate.

Q:    When do you expect the merger to occur?

A:    Assuming we receive the required stockholder approval, we expect to complete the merger shortly after the stockholder meeting.

Q:    What is expected to happen to TrueTime after the merger?

A:    TrueTime will become a wholly-owned subsidiary of Symmetricom.

Q:    Is the TrueTime merger contingent upon Symmetricom’s closing its pending merger with Datum, Inc.

A.    No.    Under the TrueTime merger agreement it is not a condition that Symmetricom complete the Datum merger.

Q:    What are the federal income tax consequences of the merger to me?

A:    In general, it is anticipated that holders of TrueTime stock will likely recognize gain or loss for federal income tax purposes on the exchange of their stock in the merger. You should consult your own tax advisor regarding the tax consequences of the merger to you. For a more detailed description of the tax consequences of the merger, see the section of this proxy statement/prospectus entitled “The Merger —Material Federal Income Tax Consequences of the Merger” beginning on page 43.

Q:    Who do I call if I have questions about the meeting or the merger?

A:    You may call Elizabeth Withers, President and CEO of TrueTime, at (707) 528-1230.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this document and the documents we have referred you to, including the merger agreement attached as Annex A and the first amendment to the merger agreement attached as Annex B to this proxy statement/prospectus. In addition, we incorporate by reference important business and financial information about Symmetricom into this proxy statement/prospectus. You may obtain without charge the information incorporated by reference by following the instructions in the section entitled “Where You Can Find More Information” on page 95.

Who We Are

TRUETIME, INC.
3750 Westwind Boulevard
Santa Rosa, CA 95403
(707) 528-1230

TrueTime develops, manufactures and markets precision time and electrical signal-generating products for the computer networking, aerospace, national defense, power utilities, and telecommunications industries. Its products enhance clarity and quality of voice, video and data in wireline, wireless and satellite communications, and meet the requirements for secure communications in national defense and security contexts.

SYMMETRICOM, INC.
2300 Orchard Parkway
San Jose, CA 95131
(408) 433-0910

Symmetricom designs, manufactures and markets products for the global telecommunications industry. It provides the world’s telecommunication service providers with innovative synchronization, timing, frequency, access and broadband products, as well as professional services. These products and services play a significant role in the operation, bandwidth utilization, and quality of services of wireline, wireless and broadband communications networks.

Why We Recommend the Merger

(see pages 32 through 34)

Recommendation to TrueTime Stockholders.    We feel that the merger would provide an expanded customer base, provide new distribution channels and strengthen TrueTime’s competitive position in the government and commercial markets.

A more detailed explanation of our reasons for the merger are discussed in “TrueTime’s Reasons for the Merger; Recommendation of the TrueTime Board” beginning on page 32.

TrueTime’s board has unanimously approved the merger agreement and merger and unanimously determined that the terms are fair to, and in the best interests of, the TrueTime stockholders. The board recommends that stockholders vote for approval and adoption of the merger agreement and approval of the merger.

Opinion of TrueTime’s Financial Advisor

(see pages 34 through 41)

In deciding to approve the merger, the board considered the opinion of Alliant Partners as confirmed by a final written opinion dated March 27, 2002, to the effect that, as of the date of the opinion the total consideration to be received by holders of TrueTime common stock is fair to TrueTime and the TrueTime stockholders from a financial point of view. After Symmetricom announced on May 24, 2002 its intention to acquire Datum, Inc., Alliant Partners updated its fairness opinion as of June 17, 2002. The March 27, 2002 fairness opinion letter and the updated fairness opinion letter are attached as Annex C and Annex D, respectively, to this document. You should carefully read these opinion letters to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken.

What You Will Receive in the Merger

(see page 77)

Each share of TrueTime common stock you own will be exchanged for 0.43697 of a share of Symmetricom common stock and an amount in cash anticipated to equal $0.84 (subject to adjustment to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or TrueTime common stock). Additionally, the cash portion of this consideration may be subject to downward adjustment depending on TrueTime’s merger transaction costs.

Symmetricom will not issue any fractional shares. Symmetricom will pool and sell all of the fractional interests in Symmetricom common stock. TrueTime stockholders will receive a cash payment in the amount of the proceeds from this sale of their fractional shares in the market.

Additionally, any vested or unvested options to acquire TrueTime common stock which you hold that have an exercise price less than the value of the per share merger consideration will be “cashed out” for an amount equal to the difference between the per share merger consideration and the exercise price.

The shares of Symmetricom common stock will continue to be listed on the Nasdaq National Market under the ticker symbol “SYMM.”

Federal Income Tax Consequences

(see page 43)

In general, it is anticipated that holders of TrueTime stock will likely recognize gain or loss for federal income tax purposes on the exchange of their stock in the merger. You should consult your own tax advisor regarding the tax consequences of the merger to you. For a more detailed description of the anticipated tax consequences of the merger, see the section of this proxy statement/prospectus entitled “Material Federal Income Tax Consequences of the Merger” beginning on page 43.

Ownership of Symmetricom After the Merger

Applying an exchange ratio of 0.43697, Symmetricom will issue 2.6 million shares of its common stock to TrueTime stockholders in the merger. The shares of Symmetricom common stock to be issued to TrueTime stockholders in the merger will represent approximately 11.7% of the outstanding Symmetricom common stock after the merger, without giving effect to other pending transactions. This estimated information is based on an exchange ratio of 0.43697, the issuance of an estimated 2.6 million shares of Symmetricom common stock to TrueTime stockholders and the number of Symmetricom shares outstanding on June 30, 2002, and does not take into account stock options or other equity-based awards or any other shares which may be issued before the merger, or the effect of Symmetricom’s pending acquisition of Datum, Inc.

Stockholder Vote Required to Approve the Merger and Effect of Support Agreement

(see page 28)

Approval of the merger requires the affirmative vote of a majority of the outstanding shares of TrueTime common stock. TrueTime’s executive officers, directors, and its largest stockholder, who control in aggregate approximately 42.1% of TrueTime’s voting power (excluding shares underlying exercisable and unexercisable options), have entered into support agreements with Symmetricom whereby each has agreed to vote his, her or its shares in favor of the merger. This means that holders of only approximately 8% more of TrueTime’s shares must vote for the merger to assure its approval.

Appraisal Rights Are Available

(see page 44)

The holders of TrueTime common stock may have the right to an appraisal of the value of their shares in connection with the merger. It is a condition to Symmetricom’s obligation to complete the merger that the holders of no more than 4.9% of the TrueTime stock exercise such right.

The Interests of Certain TrueTime Officers and Directors in the Merger May Differ from Your Interests

(see page 42)

When you consider the TrueTime board’s recommendation that TrueTime stockholders vote in favor of the merger, you should be aware that a number of TrueTime officers and directors have interests in the merger that may be different from, or in addition to, yours, including the receipt of certain payments which may create possible conflicts of interest. As of the record date, TrueTime’s directors, executive officers and their affiliates beneficially owned in the aggregate 2,507,475 shares (excluding shares underlying exercisable and unexercisable options) of TrueTime’s outstanding common stock entitled to vote at the TrueTime stockholders meeting.

Accounting Treatment

(see page 44)

The merger will be accounted for as an acquisition under the purchase method of accounting.

Completion of the Merger is Subject to Certain Conditions

(see page 82)

The completion of the merger depends upon meeting a number of conditions, including the following:

•	approval of the merger by the stockholders of TrueTime;

•	absence of any law or court order prohibiting the merger;

•	no more than 37.5% of a certain key TrueTime employees shall have ceased to be employed with TrueTime, nor expressed an intention to terminate such employment;

•	the holders of no more than 4.9% of TrueTime stock exercise appraisal rights;

•	absence of a material adverse effect on Symmetricom or TrueTime during the period from March 27, 2002 until the closing of the merger; and

•	material accuracy as of closing of the representations and warranties made by Symmetricom and TrueTime, respectively.

No Solicitation of Transactions

(see page 78)

TrueTime has agreed that it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives will not directly or indirectly take action to initiate, solicit or encourage an offer for an alternative acquisition of TrueTime of a nature defined in the merger agreement.

Restricted actions include directly or indirectly engaging in discussions or negotiations with any potential bidder and disclosing confidential information or data to a potential bidder. The following actions, however, are permitted by TrueTime or the TrueTime board:

•	make disclosures to its stockholders if, in the good faith judgment of the TrueTime board, failure to do so will be inconsistent with its obligations under applicable law;

•	negotiate with or furnish information in response to an unsolicited bona fide written offer; and

•	recommend a superior offer to TrueTime stockholders in accordance with the provisions of the merger agreement.

Restrictions on the Ability to Sell Symmetricom Stock

(see page 45)

All shares of Symmetricom common stock received by you in connection with the merger will be freely transferable unless you are considered an “affiliate” of TrueTime for purposes of the Securities Act of 1933, as amended, or the Securities Act. Shares received by these affiliates of TrueTime may only be sold pursuant to a registration statement, an exemption under paragraph (d) of Rule 145 under the Securities Act or another applicable exemption under the Securities Act. TrueTime’s largest stockholder, OYO Corporation U.S.A., has also separately agreed to additional restrictions during the twelve months following the merger on the transferability of certain of the shares it is to receive in the merger.

The Merger Agreement May Be Terminated

(see page 83)

Either Symmetricom or TrueTime can terminate the merger agreement if any of the following occurs:

•	we do not complete the merger by the end date, November 22, 2002;

•	TrueTime stockholders do not approve the transaction;

•	a law or court order permanently prohibits the merger; or

•	a material breach by the other party of one of the covenants, representations or warranties in the merger agreement which remains uncured for 30 days after delivery of written notice of a breach.

Neither party can terminate the merger agreement for the reasons described in the first bullet above if the merger has not closed because that party is in material breach of its obligations under the merger agreement.

Fees May Be Payable On Termination

(see page 84)

TrueTime must pay Symmetricom a termination fee of $900,000 in cash if the merger agreement is terminated in any of the following circumstances:

•
TrueTime stockholders do not approve the merger and prior to the TrueTime stockholders’ meeting a proposal by a third party for a superior alternative transaction was made to TrueTime or its stockholders and within twelve months after termination of the merger agreement TrueTime enters into the alternative transaction with the third party; or

•
a proposal by a third party for an alternative transaction was made to TrueTime or its stockholders and the merger agreement is thereafter terminated because the board of directors of TrueTime authorizes TrueTime to enter into a superior alternative transaction with a third party.

Either party will be responsible to the other for all resulting damages up to $900,000 in the event the merger agreement terminates as a result of its willful and material breach of any of its representations, warranties, and covenants contained in the merger agreement.

Forward Looking Statements

(see page 11)

Statements in this document and in documents incorporated by reference in this document are or may be forward looking statements that involve risks and uncertainties. Examples of forward looking statements include statements regarding Symmetricom’s or TrueTime’s future financial results, operating results, business strategies, and plans and objectives of management for future operations. Actual results may differ materially from those expressed in such statements, depending on a variety of factors. You should carefully review all information, including the financial statements, included or incorporated by reference into this document.

RECENT DEVELOPMENTS

Symmetricom’s Pending Acquisition of Datum, Inc.

On May 22, 2002, Symmetricom entered into a merger agreement with Datum, Inc. pursuant to which Datum would become a wholly owned subsidiary of Symmetricom. Under this proposed transaction, and subject to the terms and conditions of the merger agreement with Datum, each share of Datum common stock outstanding will be exchanged for 2.7609 shares of Symmetricom common stock (subject to adjustment to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock, and subject to possible downward adjustment in association with transaction costs). Symmetricom expects to issue in aggregate approximately 18.4 million shares of its common stock and options and warrants to purchase shares of Symmetricom common stock in exchange for all of Datum’s outstanding equity interests. The Datum merger is subject to a number of conditions, including regulatory review and approval by the United States Department of Justice under the Hart-Scott-Rodino Act. Symmetricom expects to complete its merger with TrueTime before completing the acquisition of Datum. The above merely summarizes some aspects of the pending Datum merger and should be read with the Datum merger agreement and other documents filed by Symmetricom with the Securities and Exchange Commission and incorporated herein by reference. See “Where You Can Find More Information” on page 95.

Datum designs, manufactures and markets a wide variety of high-performance time and frequency products used to synchronize the flow of information in communications networks. Datum is also a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Its corporate headquarters are located in Irvine, California.

On May 24, 2002, and May 28, 2002, respectively, Symmetricom and Datum made their required pre-merger notification filings with the United States Department of Justice and are awaiting the expiration or termination of the applicable waiting period, which is a condition to the completion of Symmetricom’s acquisition of Datum. On June 27, 2002, the staff of the Department of Justice issued a formal second request for information as part of its review of Symmetricom’s proposed Datum acquisition. Symmetricom and Datum are in the process of responding to this request. The waiting period will be extended until 30 days after Symmetricom and Datum comply with the request. Satisfying these regulatory requirements could delay completion of Symmetricom’s Datum merger transaction. A delay could diminish the anticipated benefits of the Datum merger, or result in additional transaction costs. The reviewing authorities further may not permit Symmetricom’s proposed acquisition of Datum at all or may impose restrictions or conditions on that merger that may materially harm the proposed combination of Symmetricom and Datum such that this combination may not be consummated.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Selected Historical Financial Data of Symmetricom

The selected historical consolidated financial data as of June 30, 1999, 1998 and 1997 and for the fiscal years ended June 30, 1998 and 1997 are derived from Symmetricom’s audited consolidated financial statements that are not incorporated by reference in this proxy statement/prospectus. The financial data as of March 31, 2002 and 2001, and for each of the nine month periods then ended, have been derived from Symmetricom’s unaudited consolidated financial statements. In the opinion of Symmetricom’s management, the unaudited interim financial information includes all adjustments, consisting of normal recurring adjustments, considered necessary for the fair presentation of the results of operations for the periods then ended and Symmetricom’s financial position as of such dates. The selected historical consolidated financial data as of June 30, 2001 and 2000 for each of the years in the three-year period ended June 30, 2001 have been derived from Symmetricom’s audited consolidated financial statements that are incorporated by reference in this proxy statement/prospectus. This information is only a summary and should be read together with the respective audited and unaudited consolidated financial statements of Symmetricom, including the notes thereto, incorporated herein by reference. Results from interim periods may not necessarily reflect results for any other interim period or for the entire fiscal year.

	Nine Months Ended March 31,		Years Ended June 30,
	2002	2001	2001		2000	1999		1998		1997
	(In thousands except per share amounts)
Consolidated Statement of Operations
Net sales	$54,952	$113,428	$152,668		$107,557	$76,915		$73,311		$89,718
Earnings (loss) from continuing operations before income taxes	(5,340)	28,640	34,877		5,273	3,524		5,175		11,431
Earnings (loss) from continuing operations	(3,668)	23,786	28,824		5,043	2,784		4,016		9,030
Earnings (loss) from discontinued operations	410 (1)	—	506	(1)	—	(3,979	)(1)	(5,546	)(1)	4,424	(1)
Net earnings (loss)	(3,258)	23,786	29,330		5,043	(1,195)		(1,530)		13,454
Basic earnings (loss) per share from continuing operations(2)	(0.16)	1.02	1.23		0.22	0.12		0.17		0.38
Basic earnings (loss) per share from discontinued operations(2)	0.02	—	0.02		—	(0.17)		(0.24)		0.19
Basic net earnings (loss) per share(2)	(0.14)	1.02	1.25		0.22	(0.05)		(0.07)		0.57
Diluted earnings per share from continuing operations(2)	(0.16)	0.95	1.15		0.21	0.12		0.17		0.3\7
Diluted earnings (loss) per share from discontinued operations(2)	0.02		0.02		—	(0.17)		(0.23)		0.18
Diluted net earnings (loss) per share(2)	(0.14)	0.95	1.17		0.21	(0.05)		(0.06)		0.55
Balance Sheet:
Cash and investments	53,670	55,940	60,672		55,299	59,197		34,342		41,587
Working capital	74,745	83,055	87,324		66,386	66,591		71,997		74,639
Total assets	133,877	149,979	155,403		134,669	106,320		108,446		115,822
Long term obligations	6,740	7,322	7,184		7,679	8,069		8,368		8,583
Stockholders’ equity	107,129	113,743	120,117		95,020	79,604		84,357		87,603

(1)
Reflects amounts for the years ended 1997, 1998 and 1999 related to earnings (losses) on discontinued operations as a result of the sale of its Linfinity business. Symmetricom recorded a gain in 2001 and 2002 related to the sale of its Linfinity business. The gain in 2001 is a result of a change in estimate of the selling expenses while the gain in 2002 represents a release of funds from an escrow account that was established in connection with the sale of the Linfinity business.

(2)	Adjusted to reflect the effect of a three-for-two forward stock split in the form of a stock dividend on August 18, 2000.

Selected Historical Financial Data of TrueTime

The statement of operations data for the six months ended March 31, 2002 and 2001, and the selected balance sheet data shown below as of March 31, 2002, March 31, 2001 and September 30, 1997 are derived from TrueTime’s unaudited financial statements. In the opinion of TrueTime’s management, the unaudited financial information includes all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of such results of operations for the periods then ended and TrueTime’s financial position as of such dates. The following selected statement of operations data shown below for the years ended September 30, 1999, 2000 and 2001 and the balance sheet data as of September 30, 2000 and 2001 are derived from TrueTime’s audited financial statements and included in this proxy statement/prospectus. The selected historical financial data as of September 30, 1999, 1998 and for the fiscal years ended September 30, 1997 are derived from TrueTime’s audited financial statements not incorporated by reference in this proxy statement/prospectus. This information is only a summary and you should read it together with TrueTime’s historical financial statements and related notes which are included in this document beginning on page F-1.

	Six Months Ended March 31		Year Ended September 30,
	2002	2001	2001	2000	1999		1998	1997
			(In thousands, except per share amounts)
Statement of Operations Data
Sales	$8,302	$9,504	$19,442	$21,106	$20,645		$16,297	$13,894
Cost of sales	4,910	4,840	11,376	9,646	9,076		7,537	5,783
Gross profit	3,392	4,664	8,066	11,460	11,569		8,760	8,111
Operating expenses:
Selling, general and administrative	3,413	3,918	7,650	7,153	5,905		4,395	3,906
Research and development	1,706	1,704	3,519	3,190	2,155		1,873	1,855
Restructuring costs	—	—	998 (1)	—	—		—	—
Total operating expenses	5,119	5,622	12,167	10,343	8,060		6,268	5,761
Income (loss) from operations	(1,727)	(958)	(4,101)	1,117	3,509		2,492	2,350
Interest and other income (expense), net	49	190	297	548	305		249	10
Income (loss) before income taxes	(1,678)	(768)	(3,804)	1,665	3,814		2,741	2,360
Provision (benefit) for income taxes	(595)	(307)	(1,533)	681	1,547		1,122	964
Net income (loss)	$(1,083)	$(461)	$(2,271)	$984	$2,267		$1,619	$1,396
Earnings (loss) per share—basic and diluted	$(0.18)	$(0.08)	$(0.38)	$0.18	$0.57		$0.40	$0.35
Weighted average shares outstanding as adjusted for reincorporation
—Basic	5,950	5,950	5,950	5,514	4,000		4,000	4,000
—Diluted	5,950	5,950	5,950	5,610	4,000		4,000	4,000
Balance Sheet:
Cash and cash equivalents	$6,854	$6,342	$7,809	$7,884	$3,539	(2)	$38	$—
Working capital	15,124	16,897	16,350	18,404	10,808		8,641	7,381
Total assets	22,247	23,947	24,023	24,413	15,491		12,160	11,018
Stockholders’ equity	19,080	21,968	20,158	22,423	12,753		10,486	8,867

(1)
Restructuring charges of $998,000 were accrued in fiscal 2001 due to the abandonment of excess facility space. Given the recent economic downturn, TrueTime’s management has determined that TrueTime has excess capacity that will not be utilized in the foreseeable future, and has elected to abandon this space. The restructuring charges primarily relate to noncancelable lease costs. The space was abandoned effective December 15, 2001.

(2)
Includes $3,500,000 which was transferred in October 1999 to OYO Corporation U.S.A., TrueTime’s former parent corporation, pursuant to a trust arrangement under which TrueTime was the sole beneficial owner of the trust assets. The trust was established to maximize the return on our assets available for investment until such time that we established our own short-term investment program. On December 1, 1999, the trust agreement was terminated and the cash and cash equivalents held in trust were distributed to TrueTime.

Significant Factors Affecting Operating Results

Sometimes financial results reported in accordance with generally accepted accounting principles, or “GAAP,” include unusual or infrequent events and factors which are not expected to occur regularly in the future. Examples of these events and factors include gains or losses on the sale of businesses, the costs of completing major acquisitions and of other business development activities, and the costs of business restructurings. Certain unusual or infrequent events and transactions, as well as other significant factors and trends, which may be helpful in understanding the past performance and future prospects of Symmetricom and TrueTime, are described briefly below. The following discussions should be read together with the “Summary Selected Financial Data” of Symmetricom and TrueTime contained in the previous pages, with the financial statements and related notes of TrueTime beginning on page F-1, with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of TrueTime beginning at page 65, and with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Symmetricom contained in the periodic reports and other information that Symmetricom has filed with the SEC. See “Where You Can Find More Information” on page 95.

In considering the selected historical financial data of Symmetricom, you should be aware that:

•	the consolidated financial statements represents the consolidated results of all subsidiary companies that Symmetricom directly or indirectly controls;

•	Symmetricom effected a three-for-two forward stock split in the form of a stock dividend on August 18, 2000.

In considering the selected historical financial data of TrueTime, you should be aware that:

•
Restructuring charges of $998K were accrued in fiscal 2001 due to the abandonment of excess facility space. Given the recent economic downturn, TrueTime’s management has determined that the Company has excess capacity that will not be utilized in the foreseeable future, and has elected to abandon this space. The restructuring charges primarily relate to noncancelable lease costs. The space was abandoned effective December 15, 2001.

Summary Selected Unaudited Pro Forma Combined Financial Data

The following selected unaudited pro forma combined financial data have been derived from and should be read together with the unaudited pro forma combined financial statements and related notes beginning on page 47. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of Symmetricom and TrueTime giving effect to the merger using the purchase method of accounting for business combinations. This information also gives effect to Symmetricom’s pending acquisition of Datum, Inc. This information assumes with regard to the statements of operations that the proposed merger and the proposed acquisition of Datum occurred on July 1, 2000 and with regard to the balance sheet data that the merger and proposed acquisition of Datum occurred March 31, 2002. This information is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on the selected unaudited pro forma combined financial data as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	Symmetricom-TrueTime Pro Forma Combined		Symmetricom-TrueTime-Datum Pro Forma Combined
	Nine Months Ended March 31, 2002	Year Ended June 30, 2001	Nine Months Ended March 31, 2002	Year Ended June 30, 2001
	(in thousands, except per share data)
Statements of Operations Data:
Net sales	$68,662	$172,651	$133,357	$303,223
Net income (loss) from continuing operations	$(6,272)	$27,849	$(9,288)	$30,729
Net income from continuing operations per common share—basic	$(0.25)	$1.07	$(0.22)	$0.72
Net income from continuing operations per common share—diluted	$(0.25)	$1.01	$(0.22)	$0.68
Weighted average common shares outstanding—basic	25,298	26,015	42,393	42,673
Weighted average common shares outstanding—diluted	25,298	27,546	42,393	45,101

	Symmetricom-TrueTime	Symmetricom-TrueTime-Datum
	Nine Months Ended March 31, 2002	Nine Months Ended March 31, 2002
Balance Sheet Data (at end of period):
Total Assets	$152,881	$282,967
Long-term debt and other long-term obligations	$7,375	$15,975
Working Capital	$77,503	$120,275
Cash and cash equivalents	$48,767	$46,849
Stockholders’ equity	$123,176	$233,327

Historical and Comparative Per Share Data

Set forth below are the net income (loss) and book value per common share data separately for Symmetricom, TrueTime and Datum on a historical basis, for Symmetricom on a pro forma combined basis and on a pro forma combined basis per TrueTime equivalent share. We derived the net loss per common share for TrueTime for the 12 months ended June 30, 2001 by adding the results for the nine months ended June 30, 2001 with the results for the three months ended September 30, 2000. The exchange ratio for the merger is 0.43697 of a share of Symmetricom common stock for each share of TrueTime common stock. We derived the net loss per common share for Datum for the 12 months ended June 30, 2001 by adding the results for the six months ended June 30, 2001 with the results for the year ended December 31, 2000 and subtracting the results for the six months ended June 30, 2000.

We derived the Symmetricom pro forma data by combining the historical consolidated financial information of Symmetricom, TrueTime and Datum using the purchase method of accounting for business combinations as described under “Unaudited Pro Forma Combined Financial Information” beginning on page 47.

The TrueTime equivalent share pro forma information shows the effect of the mergers from the perspective of an owner of TrueTime common stock. We have based the TrueTime equivalent pro forma per share data on the Symmetricom pro forma combined per share data, multiplied by the exchange ratio, 0.43697. See “The Merger Agreement and Related Agreements” beginning on page 77 for a detailed description of the exchange ratio.

	Nine Months Ended March 31, 2002			Year Ended June 30, 2001 Symmetricom	Twelve Months Ended June 30, 2001 TrueTime	Twelve Months Ended June 30, 2001 Datum
	Symmetricom	TrueTime	Datum
Historical Per Share Data:
Income (loss) from continuing operations per common share—basic	$(0.16)	$(.40)	$(0.18)	$1.23	$(0.13)	$0.75
Income (loss) from continuing operations per common share—diluted	$(0.16)	$(.40)	$(0.18)	$1.15	$(0.13)	$0.71
Book value per common share at the end of period	$4.82	$3.21	$11.11	$5.08	$3.60	$11.21

	Symmetricom- TrueTime Pro Forma Combined	TrueTime Pro Forma Equivalent	Symmetricom- TrueTime- Datum Pro Forma Combined	TrueTime Pro Forma Equivalent
Unaudited Pro Forma and Pro Forma Equivalent Per Share Data:
Loss per common share—basic	$(0.25)	$(0.11)	$(0.22)	$(0.10)
Loss per common share—diluted	$(0.25)	$(0.11)	$(0.22)	$(0.10)
Book value per common share—basic	$4.96	$2.17	$5.54	$2.42
Book value per common share—diluted	$4.96	$2.17	$5.54	$2.42

Neither Symmetricom, TrueTime nor Datum paid any cash dividends in any of the periods presented.

Historical and Pro Forma Per Share Market Price Information

Symmetricom common stock is traded on the Nasdaq National Market under the symbol “SYMM.” TrueTime common stock is traded on the Nasdaq National Market under the symbol “TRUE.” We present below the per share closing market price as reported on the Nasdaq National Market for shares of Symmetricom common stock and TrueTime common stock, respectively. We present this information as of March 26, 2002, the last trading day before the public announcement of the signing of the merger agreement, and as of                 , 2002, the latest practicable date prior to the printing of this document.

We also present the implied equivalent per share value for shares of TrueTime common stock, which is the Symmetricom common stock price multiplied by the applicable exchange ratio based upon the closing price of Symmetricom’s common stock on March 26, 2002 and                , 2002, respectively. The equivalent per share data for TrueTime does not give effect to the amount in cash anticipated to be $0.84 to be paid per TrueTime share.

We urge you to obtain current market quotations for TrueTime common stock and Symmetricom common stock before voting on the proposal described in this document.

	TrueTime		Symmetricom	Exchange Ratio	TrueTime Equivalent Value
March 26, 2002		$1.650	$6.180	0.43697		$2.700
, 2002	$			$0.43697	$

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995 with respect to Symmetricom’s and TrueTime’s financial condition, results of operations and business and on the expected impact of the merger and other pending transactions on Symmetricom’s financial performance. These forward looking statements are not historical facts, but rather are based on current expectations, estimates and projections. Words such as “may,” “will,” “should,” “would,” “potential,” “continue,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	consummating the merger;

•	costs and expenses associated with the merger;

•	creating new marketing and distribution opportunities;

•	strengthening competitive position in the governmental and enterprise markets;

•	Symmetricom’s ability to sell its products to existing TrueTime customers and through existing TrueTime distribution channels;

•	the integration of Symmetricom and TrueTime products;

•	the integration of TrueTime employees;

•	the unlikelihood of Symmetricom’s paying cash dividends in the foreseeable future;

•	the adequacy of capital resources;

•	the ability to realize potential complementary effects from the merger including long term cost synergies;

•	growth in operations;

•	the sources and availability of components and manufacturing capacity;

•	expectations regarding research and development efforts and related expenses;

•	expectations regarding customer and distributor relationships and increased sales;

•	anticipated market growth for precision time, synchronization, and frequency products;

•	the ability to commercialize new platforms and products under development;

•	Symmetricom’s ability to realize gains on its investments;

•	Symmetricom’s belief that competition in the telecommunications industry in general, and in the markets it serves, is likely to increase substantially;

•	the estimated $5,000,000 cash portion of the merger consideration not being reduced unless TrueTime’s legal, accounting and financial advisory fees exceed $1,000,000;

•	the belief of TrueTime’s management that TrueTime’s legal, accounting and financial advisory fees in connection with the merger will likely be less than $1,000,000;

•	the expectation of TrueTime and Symmetricom that the merger constitutes a fully taxable transaction for federal income tax purposes;

•	Symmetricom’s expectation that it will complete the merger with Datum, Inc.;

•	Symmetricom’s estimates regarding the number of shares it will issue in the Datum acquisition; and,

•	the costs and expenses associated with the Datum merger;

•	the belief of Datum’s management that revenue from its international operations will continue to represent a substantial portion of its sales revenue;

•	the belief of Datum’s management that it has appropriate provisions for inventory that has declined in value, become obsolete or is in excess of anticipated demand.

Forward-looking statements are based on assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Symmetricom discusses many of these risks in this proxy statement/prospectus in greater detail under the heading “Risk Factors.” These forward-looking statements speak only as of the date of this proxy statement/prospectus. Symmetricom expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this proxy statement/prospectus, to reflect any changes in Symmetricom’s expectations with regard thereto or any changes in events, conditions or circumstances on which such statement is based.

RISK FACTORS

By voting in favor of the merger agreement and the merger, you will be choosing to invest in Symmetricom common stock. An investment in Symmetricom common stock involves a high degree of risk. In addition to the other information that we have included in this proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposal to be voted on at the special meeting of TrueTime stockholders.

Risk Factors Related to the Merger

Under this section “Risk Factors Related to the Merger” use of the term “combined company” refers to the Symmetricom group of companies, including TrueTime and Datum after completion of the respective mergers.

Symmetricom will face significant challenges in integrating TrueTime and, as a result, may not realize the expected benefits of the merger

In deciding that the merger is in the best interests of their respective stockholders, the Symmetricom board of directors and the TrueTime board of directors considered, among other factors, the potential complementary effects of a strategic combination of the companies. However, the process of integrating separate businesses involves a number of special risks, including:

•	the possibility that the business cultures of the companies may not be compatible;

•	the diversion of limited management resources from regular business concerns to integration issues;

•	unforeseen difficulties in integrating operations and systems;

•	challenges in retaining the employees of TrueTime;

•	difficulties in retaining customers and attracting new customers;

•	potential adverse effects on operating results; and

•	the possibility that the benefits expected from the merger may not materialize.

If Symmetricom is unable to effectively integrate the two companies, the benefits of the merger will not be realized and, as a result, Symmetricom’s operating results and the market price of Symmetricom’s common stock may decline.

TrueTime stockholders will receive 0.43697 of a share of Symmetricom common stock and an amount in cash anticipated to equal $0.84 in exchange for each share of TrueTime common stock regardless of changes in the relative market value of TrueTime common stock and Symmetricom common stock

Each share of TrueTime common stock will be exchanged for 0.43697 of a share of Symmetricom common stock upon completion of the merger and an amount in cash anticipated to be $0.84 subject to adjustments to reflect any stock split, stock dividend, reorganization or similar change in Symmetricom or TrueTime common stock. This exchange ratio for the shares is a fixed number and the merger agreement does not contain any provision to adjust this ratio for changes in the market price of either TrueTime common stock or Symmetricom common stock. Additionally, the cash consideration per share may be adjusted downward if certain of TrueTime’s transaction expenses in the merger exceed $1,000,000. Neither party is permitted to terminate the merger agreement solely because of changes in the market price of Symmetricom or TrueTime common stock. Consequently, the specific dollar value of Symmetricom common stock to be received by TrueTime stockholders will largely depend on the market value of Symmetricom common stock at the time of completion of the merger and may decrease from the date of the special meeting or the date that you submit your proxy. You are urged to obtain recent market quotations for Symmetricom common stock and TrueTime common stock. The companies cannot predict or give any assurances as to the market price of Symmetricom common stock or TrueTime common stock at any time before the merger or the common stock of the combined company after the merger. The prices of Symmetricom common stock and TrueTime common stock may vary because of factors such as:

•	changes in the business, operating results or prospects of Symmetricom, Datum or TrueTime;

•	actual or anticipated variations in quarterly results of operations;

•	market assessments of the likelihood that the merger will be completed;

•	the timing of the completion of the merger;

•	sales of Symmetricom common stock, Datum common stock or TrueTime common stock;

•	additions or departures of key personnel;

•	the status of, and developments concerning, Symmetricom’s pending acquisition of Datum;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions or trends in the telecommunications industry;

•	announcements of technological innovations or the discontinuation of products or services by Symmetricom, TrueTime or Datum, their competitors or their customers;

•	changes in market valuations of other telecommunications companies;

•	the prospects of post-merger operations;

•	regulatory considerations; and

•	general market and economic conditions, terrorist events, and the impact of accounting issues of other companies that affect the stock market generally.

If the merger is successfully completed, holders of TrueTime common stock will become holders of Symmetricom common stock. Symmetricom’s business differs from TrueTime’s business, and Symmetricom’s results of operations, as well as the price of Symmetricom common stock, may be affected by factors different than those affecting TrueTime’s results of operations and the price of TrueTime common stock.

TrueTime officers and directors have conflicts of interest that may influence them to support or approve the merger

The directors and officers of TrueTime participate in arrangements, or have continuing indemnification against liabilities, that provide them with interests in the merger that are different from, or are in addition to, yours. Those interests include the following:

•	Symmetricom will assume and perform the obligations of TrueTime in the indemnification agreements between TrueTime and its officers and directors.

•
for six years after the merger becomes effective, Symmetricom will use all reasonable efforts to maintain exculpation and indemnification provisions under its charter documents and bylaws that are at least as favorable to the officers and directors as TrueTime’s current exculpation and indemnification provisions.

•
for six years after the merger becomes effective, Symmetricom has agreed that it will use all reasonable efforts to cause the surviving subsidiary to maintain substantially equivalent directors’ and officers’ liability insurance to that currently maintained for TrueTime’s officers and directors.

•	before the merger becomes effective, TrueTime will purchase continuing directors’ and officers’ liability insurance to cover a period up to six years from the effective date of the merger;

•	Symmetricom will cause severance benefits to be paid in accordance with Symmetricom’s severance policy to TrueTime employees who are terminated after the date of the merger.

•	Symmetricom will offer employment agreements upon closing of the merger between the surviving corporation and Elizabeth Withers, Douglas Arnold, John Dutil and Brian Connell.

•
if Elizabeth Withers does not accept employment, then Symmetricom will pay her a severance package of eight months salary and eight months cost of COBRA insurance and the amount of the unvested balance in her TrueTime 401(k) plan account.

•
if Douglas Arnold, John Dutil or Brian Connell does not accept employment, then Symmetricom will pay that individual a severance package of four months salary and four months cost of COBRA insurance and the amount of the unvested balance in that person’s TrueTime 401(k) plan account.

•
all director, consultant and employee stock options (including previously unvested options, the vesting of which will be accelerated) that have an exercise price less than the value of the per share merger consideration will be “cashed out” for an amount equal to the difference between the per share merger consideration and the exercise price. All director, consultant and employee stock options (including both vested and unvested options) that have an exercise price greater than the per share merger consideration will terminate.

•
within one month after the closing of the merger, Symmetricom will grant a stock option to each TrueTime employee that Symmetricom intends to employ for more than three months after the closing date of the merger. These stock options, in aggregate, will be for at least 200,000 shares of Symmetricom common stock for a term of at least 10 years with a vesting period of not more than three years, and will be exercisable for Symmetricom common stock at no more than fair market value of the common stock on the date of the grant.

•
certain key employees, as defined in a letter from Symmetricom, are eligible for a retention bonus paid by Symmetricom within 90 days of the closing date of the merger if the employee remains an employee of TrueTime through the closing date of the merger.

As a result, these directors and officers may be more likely to vote to approve the merger agreement than if they did not hold these interests. TrueTime expects all of its directors and officers to vote for approval of the merger agreement. TrueTime stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

Customer, supplier and employee uncertainty related to the merger could harm the combined company

Symmetricom, TrueTime and Datum customers and suppliers may, in response to the announcement or consummation of the merger, delay purchasing or supply decisions or otherwise alter existing relationships with Symmetricom, TrueTime and Datum. These decisions or other adverse changes in business relationships of Symmetricom, TrueTime and Datum with their customers and suppliers could adversely affect the business of the combined company. Similarly, current and prospective TrueTime and Datum employees may experience uncertainty about their future as employees of the combined company until or after strategies with regard to TrueTime and Datum are announced or executed. This may harm the ability of Symmetricom, TrueTime and Datum to attract and retain, and may affect the performance during the transition period of, key management, sales, marketing and technical personnel.

Risk Factors Related to TrueTime if the Merger is Not Consummated

Failure to consummate this merger could cause TrueTime’s stock price to decline

If the merger is not consummated, TrueTime’s stock would uncouple from the exchange ratio established in the merger agreement. This uncoupling may negatively affect TrueTime’s current market valuation and stock price.

Risk Factors Related to Symmetricom

Under this section entitled “Risk Factors Related to Symmetricom” the use of “we,” “us,” and “our” refers to Symmetricom, Inc. and its subsidiaries as of the date of this proxy statement/prospectus.

Our quarterly and annual operating results have fluctuated in the past and may continue to fluctuate in the future, which could cause our stock price to decline and result in losses to its investors

We believe that period-to-period comparisons of our operating results are not a good indication of its future performance. Our quarterly and annual operating results have fluctuated in the past and may continue to fluctuate in the future. Some of the factors that could cause our operating results to fluctuate include:

•	the continuation of recent adverse economic conditions, particularly within the telecommunications equipment industry, which may result in further revenue shortfalls;

•	the effects of terrorist activity and armed conflict which may disrupt general economic activity and result in revenue shortfalls;

•	the ability to obtain sufficient supplies of sole or limited source components at commercially reasonable prices;

•	changes in our products or mix of sales to customers;

•	our ability to manage fluctuations in manufacturing yields;

•	our ability to manage the level and value of its inventories;

•	our ability to accurately anticipate the volume and timing of customer orders or customer cancellations;

•	the gain or loss of significant customers;

•	our ability to introduce new products on a timely and cost-effective basis;

•	customer delays in qualification of new products;

•	market acceptance of new or enhanced versions of our products and our competitors’ products;

•	our ability to manage increased competition and competitive pricing pressures;

•	our ability to manage fluctuations, especially declines, in the average selling prices of our products;

•	the ability to manage the long sales cycle associated with our products;

•	the ability to manage cyclical conditions in the telecommunications industry; and

•	reduced rates of growth of telecommunications services and high-bandwidth applications.

A significant portion of our operating and manufacturing expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. If we are unable to adjust spending in a timely manner to compensate for any unexpected future sales shortfall, our operating results will be negatively impacted. Our operations entail a high level of fixed costs and require an adequate volume of production and sales to achieve and maintain reasonable gross profit margins and net earnings. Significant decreases in demand for our products or reduction in our average selling prices, or any material delay in customer orders may negatively harm our business, financial condition and results of operations. Our future results depend in large part on growth in the markets for our products. The growth in each of these markets may depend on changes in general economic conditions, conditions related to the markets in which we compete, changes in regulatory conditions, legislation, export rules or conditions, interest rates and fluctuations in the business cycle for any particular market segment. If our quarterly or annual operating results do not meet the expectations of securities analysts and investors, the trading price of our common stock could decline significantly.

We experienced net operating losses in the past and may experience net operating losses again in the future

We had a net loss of $3.3 million for the nine months ending March 31, 2002. We may not achieve operating profitability in the near future. If we are unable to achieve operating profitability or incur future losses and negative cash flow, our stock price will likely decline and our ability to grow our business will suffer.

The economic downturn in the telecommunications industry has negatively impacted the demand for our products and may impair our customers’ ability to pay us

Demand for products in the telecommunications industry, including our products, declined dramatically during the third quarter of fiscal 2001 and continued to decline through the second quarter of fiscal 2002 due to the downturn in the telecommunication markets. We do not know when or if the telecommunication markets will recover. The downturn in the telecommunication markets has resulted in decreased orders for our products by our customers and could result in prospective customers delaying their decisions to purchase our products or services. The financial condition of some of our customers may also have been adversely affected by the economic downturn. If customers are unable to pay us for products delivered or services rendered, our results of operations could suffer.

We have entered into a Merger Agreement with Datum

We have entered into a merger agreement with Datum, pursuant to which Datum would become our wholly owned subsidiary. Under that merger agreement, and subject to its terms and conditions, each share of Datum common stock outstanding will be exchanged for 2.7609 shares of Symmetricom common stock (subject to adjustments to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock, and subject to possible downward adjustment in association with transaction costs). The merger with Datum is subject to a number of conditions, and there can be no assurance that it will occur or, if it does, of what effect it will have on the stock price, results of operations or financial condition of Symmetricom or the combined company. We expect to complete our merger with TrueTime before we complete the Datum merger. If we fail to complete the Datum merger our stock price could decline. See “Where You Can Find More Information” on page 95.

We have relied and continue to rely on a limited number of customers for a significant portion of our net sales, and our revenue could decline due to the delay of customer orders or cancellation of existing orders

A relatively small number of customers have historically accounted for a significant portion of our net sales. One customer accounted for 13.1% of our net sales during the third quarter of fiscal 2002 ending March 31, 2002. We expect that we will continue to depend on a relatively small number of customers for a substantial portion of our net sales for the foreseeable future. The timing and level of sales to our largest customers have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future. For example, our sales to Acterna were $2.2 million in the third quarter of fiscal 2002 compared to $5.6 million in the third quarter of fiscal 2001. We cannot predict the timing or level of future sales to our customers. If we lose one or more of our significant customers, or if there is a significant reduction or delay in sales to any customer, our business and operating results may be harmed.

If we are unable to develop new products, or we are delayed in production startup, sales of our products could decline, which could reduce our revenue

The markets for our products are characterized by:

•	rapidly changing technology;

•	evolving industry standards;

•	changes in end-user requirements; and

•	frequent new product introductions.

Technological advancements could render our products obsolete and unmarketable. Our success will depend on our ability to respond to changing technologies and customer requirements and our ability to develop and introduce new and enhanced products, in a cost-effective and timely manner. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of our new products and enhancements.

The introduction of new or enhanced products also requires that we manage a smooth transition from older products to new products. In the future, we expect to attempt to develop certain new products that we may not successfully develop. Delays in new product development or delays in production startup could reduce sales of our products, which would negatively impact our revenue.

Our products are complex and may contain errors or design flaws which could be costly to correct

Our products are complex and often use state-of-the-art components, processes and techniques. When we release new products, or new versions of existing products, they may contain undetected or unresolved errors or defects. Despite testing, errors or defects may be found in new products or upgrades after the commencement of commercial shipments. Undetected errors and design flaws have occurred in the past and could occur in the future. These errors could result in delays, loss of market acceptance and sales, diversion of development resources, damage to our reputation, legal action by our customers, failure to attract new customers, and increased service and warranty costs. The occurrence of any of these factors could cause our net sales to decline.

The telecommunication market is highly competitive, and if we are unable to compete successfully in our markets, our revenue could decline

Competition in the telecommunications industry in general, and in the markets we serve, is intense and likely to increase substantially. We face competition in all of our markets, and ILECs may become competitors in the future. Our ability to compete successfully in the future will depend on many factors including:

•	the cost-effectiveness, quality, price, service and market acceptance of our products;

•	our response to the entry of new competitors into our markets or the introduction of new products by our competitors;

•	the average selling prices received for our products;

•	our ability to keep pace with changing technology and customer requirements;

•	our continued improvement of existing products;

•	the timely development or acquisition of new or enhanced products; and

•	the timing of new product introductions by our competitors or us.

Many of our competitors or potential competitors are more established and have greater financial, manufacturing, technical and marketing resources. These competitors may be able to respond more quickly to new and emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at lower prices. We expect to continue to experience pricing pressures from our competitors in all of its markets and continued price erosion in several of our product lines. If we are unable to compete by delivering new products or by delivering competitive products at lower prices, we could lose market share and our revenue could decline.

If we fail to protect our intellectual property, our competitive position could be weakened and our revenues may decline

We believe our success will depend in a large part on our ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. We rely on a combination of trademark, copyright and patent registration, contractual restrictions and internal security to establish and protect our proprietary rights. These measures may not provide sufficient protection for our trade secrets or other proprietary information. We have United States and international patents and patent applications pending that cover certain technology used by our operations. However, while we believe that our patents have value, we rely primarily on innovation, technological expertise and marketing competence to maintain our competitive position. While we intend to continue our efforts to obtain patents whenever possible, there can be no assurance that patents will be issued, or that new, or existing patents will not be challenged, invalidated or circumvented, or that the rights granted will provide us with any commercial benefit.

Third parties may assert intellectual property infringement claims which would be difficult to defend, costly and may result in our loss of significant rights

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Although we are currently not a party to any intellectual property litigation, from time to time we have received claims asserting that we have infringed the proprietary rights of others. There can be no assurance that third parties will not assert infringement claims against us in the future, or that any such claims will not result in costly litigation or require us to obtain a license for such intellectual property rights regardless of the merit of such claims. No assurance can be given that any necessary licenses will be available or that, if available, these licenses can be obtained on commercially reasonable terms.

If we acquire other companies and are unable to smoothly integrate the businesses we acquire, our operations and financial results could be harmed

As part of our growth strategy we have engaged in acquisitions in the past, recently announced the proposed acquisitions of TrueTime and Datum, Inc., and continue to evaluate other acquisition opportunities that could provide additional product or service offerings, technologies or additional industry expertise. Our pending acquisition and our future acquisitions involve risks which include the following:

•	we may be exposed to unknown liabilities of the acquired business;

•	we may incur significant one-time write-offs;

•	we may experience problems in combining the acquired operations, technologies or products;

•	we may overestimate the revenue and profits that we expect the acquired businesses to generate;

•	we may overestimate the cost savings and other benefits to be obtained from combining the acquired operations with ours;

•	we may encounter unanticipated acquisition or integration costs that could cause our quarterly or annual operating results to fluctuate;

•	our management’s attention may be diverted from our core business;

•	our existing business relationships with suppliers and customers may be impaired;

•	we may encounter difficulties in entering markets in which we have no or limited prior experience;

•	we may be unable to retain key employees of the purchased organizations; and

•	our stockholders may be diluted if we pay for the acquisition with equity securities.

We may be unable to successfully integrate any business, products, technologies or personnel from any pending, recent or future acquisitions. If we fail to successfully integrate acquisitions or to achieve any anticipated benefits of an acquisition, our operations and business could be harmed. Additionally, we may experience difficulty integrating and managing the acquired business’ operations. For these reasons, we cannot be certain what effect pending or future acquisitions may have on our business, financial condition and results of operations.

We are subject to environmental regulations that could result in costly environmental liability that could exceed our resources

Our operations are subject to numerous federal, state and local environmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. While we have not experienced any significant effects on our operations from environmental regulations, changes in such regulations may require additional capital expenditures or restrict our ability to expand our operations. Failure to comply with such regulations could result in suspension or cessation of our operations or could subject us to significant liabilities. Although we periodically review our facilities and internal operations for compliance with applicable environmental regulations, these reviews are necessarily limited in scope and frequency and may not reveal all potential instances of noncompliance, possible injury or possible contamination. The liabilities arising from any noncompliance with environmental regulations, or liability resulting from accidental contamination or injury from toxic or hazardous chemicals could result in liability that exceeds our resources. The risk of liabilities increases as we acquire other companies, such as Datum, which use, or have used, hazardous substances at various current or former facilities.

Our customers may be subject to governmental regulations, which, if changed, could negatively impact our business results

Federal and state regulatory agencies, including the Federal Communications Commission and the various state public utility commissions and public service commissions, regulate most of our domestic telecommunications customers. Similar government oversight also exists in the international market. While we are not directly affected by this legislation, such regulation of our customers may negatively impact our business. For instance, the sale of our products may be affected by the imposition upon certain of our customers of common carrier tariffs and the taxation of telecommunications services. These regulations are continuously reviewed and changed by the various governmental agencies. Changes in current or future laws or regulations, in the United States or elsewhere, could negatively impact our business results.

Sales of a significant portion of our products to customers outside of the United States subjects us to business, economic and political risks

Our export sales, which are primarily to Western Europe, Latin America, the Far East and Canada, accounted for 34% of net sales in the three months ended March 31, 2002 compared to 30% of net sales during the corresponding period of fiscal 2001. We anticipate that sales to customers located outside of the United States will continue to be a significant part of our net sales for the foreseeable future. Because significant portions of our sales are to customers outside of the United States we are subject to risks, including:

•	foreign currency fluctuations;

•	export restrictions;

•	longer payment cycles;

•	unexpected changes in regulatory requirements or tariffs;

•	protectionist laws and business practices that favor local competition;

•	dependence on local vendors; and

•	reduced or limited protection of intellectual property rights and political and economic instability.

To date, very few of our international revenue and cost obligations have been denominated in foreign currencies. As a result, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive, and thus, less competitive in foreign markets. A portion of our international revenues may be denominated in foreign currencies in the future, including the Euro, which will subject us to risks associated with fluctuations in these foreign currencies. We do not currently engage in foreign currency hedging activities or derivative arrangements, but may do so in the future to the extent that such obligations become more significant.

If we have significant inventories that become obsolete or cannot be sold at acceptable prices, our results may be negatively impacted

Although we believe that we currently have made adequate adjustments for inventory that has declined in value, become obsolete, or is in excess of anticipated demand, there can be no assurance that such adjustments will be adequate. If significant inventories of our products become obsolete, or are otherwise not able to be sold at favorable prices, our business could be materially affected.

Increases in our effective tax rate will negatively impact our cash flow

Our effective tax rate is affected by the percentage of qualified Puerto Rican earnings compared to our total earnings. Most of our Puerto Rican earnings are taxed under Section 936 of the United States Internal Revenue Code, which exempts qualified Puerto Rican earnings from federal taxes when calculating our effective tax rate. Historically, using this exemption has reduced our effective tax rate. Our overall effective tax rate could increase during fiscal years 2003 through 2006, as the exemption will become subject to additional limitations before it expires at the end of fiscal 2006. Any increase in our effective tax rate will increase our federal income taxes and negatively impact our cash flow.

Risk Factors Related to TrueTime

While many of the risk factors applicable to Symmetricom may also tend to apply to TrueTime, there are other factors which are particular to TrueTime. They include the following:

TrueTime relies on a limited number of suppliers for certain critical components, and TrueTime uses a single supplier for most of its GPS-based components, making it subject to supply and quality control problems

Most of TrueTime’s products incorporate certain components or technology supplied in part by third parties. From time to time, TrueTime experiences delays and disruptions in its supply chain. To date, these delays and disruptions have not materially adversely affected TrueTime’s business, but they could do so in the future. Wherever possible, TrueTime tries to develop multiple sources of supply, but it does not always succeed. To the extent that TrueTime experiences significant supply or quality control problems with its vendors, these problems can cause TrueTime to have difficulty in controlling its quality and can have a significant adverse effect on its ability to meet future production and delivery commitments to TrueTime’s customers.

Currently, Trimble Navigation Limited provides most of TrueTime’s GPS receivers, a key component for its older GPS-based products. In addition, Trimble has begun competing in markets similar to TrueTime’s own. While there can be no assurances that TrueTime can ensure continuous supply of these components, it has partially mitigated this risk by developing and integrating TrueTime’s own proprietary GPS receiver technology that is based upon widely available GPS chip sets. Further, this technology has been integrated into several of TrueTime’s newer products. If TrueTime is unable to obtain adequate supplies of Trimble’s component for any reason or to successfully develop its own substitute technology, TrueTime will likely experience delays or reductions in production and increased expenses. TrueTime’s operations will be negatively affected if it experiences inadequate supplies of any key components.

TrueTime’s trade secrets, trademarks and patents may not be adequate or enforceable and others may use TrueTime’s proprietary technology

Historically, TrueTime has not generally filed patents to protect its intellectual property. While TrueTime believes its intellectual property is adequately protected by its confidential trade-secret protection plans and programs, TrueTime cannot be sure that its competitors will be prevented from gaining access to its proprietary and confidential technologies. Furthermore, although TrueTime has applied for a patent related to a computer network timing product, it can offer no assurances that a patent will be issued for this patent application or other future applications and, if issued, that any patent will be enforceable. If the protection of TrueTime’s intellectual property proves to be inadequate or unenforceable, others may use its proprietary developments without compensation to TrueTime and in competition against TrueTime.

TrueTime’s relationships with its sales representatives could be impaired and cause TrueTime to lose orders

More than 95% of TrueTime’s orders come through TrueTime’s 31 domestic and worldwide sales representative offices. Many of these representatives act as relationship brokers and the loss of any key representatives could have a negative effect on TrueTime’s sales.

Many of TrueTime’s key customers are units of the U.S. government and entities that are dependent upon U.S. government funding for purchases, therefore, decreased government spending could adversely affect TrueTime’s business

TrueTime’s defense, military and aerospace based business depends largely on U.S. government expenditures, whether directly with TrueTime or indirectly with its customers who contract with the U.S. government. In recent years, sales to U.S. government units and indirect government customers have accounted for approximately 28% to 53% of TrueTime’s annual revenues. There can be no assurances as to whether future governmental spending will adequately support TrueTime’s business in those areas, and substantial decreases in government spending or loss of U.S. governmental customers could materially and adversely affect TrueTime’s operations.

TrueTime’s market is segmented into a limited number of customer groups, the loss or change of which could significantly decrease TrueTime’s sales

While TrueTime sells its products to a large number of individual customers, the number of customer groups is limited. These groups include telecommunications, computer networking, aerospace, military, satellite, U.S. government and power utility customers. The loss, or changes in the purchasing behavior, of one or more of these groups of customers could cause a material decrease in the sale of TrueTime’s products.

The failure of GPS and other time and frequency references would cause TrueTime’s products to fail to perform to specification

The time and frequency products that TrueTime manufactures rely upon the availability of highly accurate timing references, primarily GPS operated by the U.S. Department of Defense, and to a lesser degree, other timing references operated by the U.S. National Institute of Science and Technology and other outside signal sources. The failure of these timing references, particularly GPS, would create many problems for TrueTime’s products and TrueTime’s customers and seriously disrupt the sale of its products.

The carrying of TrueTime’s deferred tax assets may be subject to write down adversely affecting TrueTime’s net profits

TrueTime carries net deferred tax assets on its books, including net operating loss carryforwards. Realization of these assets is dependent upon TrueTime’s ability to generate future taxable income. If in the future, TrueTime were to conclude that it would not likely be able to generate such income or any portion thereof, it will be required to record a valuation allowance against the net deferred tax asset. Any such charge could have a significant negative impact on TrueTime’s net income.

Risk Factors Related to Datum

While many of the risk factors applicable to Symmetricom may also tend to apply to Datum, there are other factors which are particular to Datum. They include the following:

The completion of Symmetricom’s acquisition of Datum depends upon regulatory approval which could delay that merger and, even if granted, may result in unfavorable restrictions or conditions

Symmetricom’s acquisition by merger of Datum is subject to review by the United States Department of Justice (“DOJ”) or the Federal Trade Commission under the Hart-Scott-Rodino Act. Symmetricom and Datum have made their required pre-merger notification filings and are awaiting the expiration or termination of the applicable waiting period, which is a condition to completion of that merger. On June 27, 2002, the staff of the DOJ issued a formal second request for information as part of its review of the merger. Symmetricom and Datum are in the process of responding to this request. The waiting period will be extended until 30 days after Symmetricom and Datum comply with the DOJ request. Compliance with the DOJ request could take a significant amount of time and could delay the closing of that merger. Any such delay could diminish the anticipated benefits of the merger, result in additional transaction costs or loss of revenue, or exacerbate other effects associated with uncertainty about the transaction, including a decline in the common stock price of Symmetricom.

The reviewing authorities may not permit Symmetricom to acquire Datum at all or may impose restrictions or conditions on that merger that could seriously harm the combined company if the merger is completed. These conditions could include a complete or partial license, divestiture, spin-off or the separate holding of certain assets or businesses. Symmetricom or Datum may refuse to complete that merger if restrictions or conditions are required by governmental authorities that would be reasonably likely to have a material adverse effect on the benefits reasonably expected by the combined company as a result of that merger.

A significant amount of sales comes from Datum’s top customers

A relatively small number of customers has historically accounted for, and is expected to continue to account for, a significant portion of Datum’s net sales in any given fiscal period. Datum’s largest customer, Lucent Technologies, Inc., accounted for approximately 20%, 33% and 33% of net sales for the years ended December 31, 2001, 2000 and 1999, respectively. Datum’s five largest customers accounted for approximately 37%, 48% and 45% of net sales during the same periods, respectively. Datum believes that its major customers continually evaluate whether to purchase time and frequency products from alternate or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from Datum. Any such reduction, delay or loss in orders could harm Datum’s business. Major customers also have significant leverage and may attempt to change the terms, including pricing, upon which Datum and such customers do business, which could have a negative effect on Datum’s earnings and harm Datum’s business.

Datum’s customers in the telecommunications manufacturing industry have experienced a general economic downturn

The telecommunications manufacturing industry, from which Datum derives a significant amount of its revenue, has experienced a general economic downturn, and such downturn has significantly weakened the financial condition of some of Datum’s top customers. Datum’s largest customer, Lucent Technologies, Inc., reported a 26% decline in total revenues for the fiscal year ended September 30, 2001 as compared to the same period in 2000, and reported a net loss of $16.2 billion in fiscal 2001 as compared to net income of $1.2 billion in fiscal 2000. For the quarter ended December 31, 2001, Lucent reported an 18% decline in revenue as compared to the comparable quarter in 2000. Lucent’s loss for the quarter ended December 31, 2001 was $0.4 billion as compared to $0.5 billion for the quarter ended December 31, 2000. In addition, on August 1, 2001, Standard and Poor’s cut Lucent’s short-term corporate credit and debt ratings to “C” from “B” and Lucent’s long-term corporate credit, bank loan and senior unsecured debt ratings two notches each to “BB-minus,” its third-highest junk grade. If Lucent and Datum’s other major telecommunications manufacturing customers continue to experience losses, they may be unable to pay Datum money owed under existing agreements or may terminate or cut back on their purchase arrangements with them. In addition, the continued decline of the telecommunications industry could delay decisions among certain of Datum’s customers to renew their agreements or relationships with Datum or could delay decisions by prospective customers to make initial evaluations of Datum’s products. Reductions or delays in expenditures for Datum’s products or nonpayment for its products could have a material adverse effect on Datum’s business and results of operations.

Contracting with the United States government entails special risks

Approximately 16% of Datum’s sales in fiscal 2001 were made either to United States government agencies or indirectly to United States government agencies through subcontracts. Government-related contracts and subcontracts are subject to standard provisions for termination at the convenience of the government. In such event, however, Datum is generally entitled to reimbursement of costs incurred on the basis of work completed plus other amounts specified in each individual contract. These contracts and subcontracts are either fixed price or cost reimbursable contracts. Fixed-price contracts provide fixed compensation for specified work. Under cost reimbursable contracts, Datum agrees to perform specified work in return for reimbursement of costs (to the extent allowable under government regulations) and a specified fee. In general, while the risk of loss is greater under fixed-price contracts than under cost reimbursable contracts, the potential for profit under fixed-price contracts is greater than under cost reimbursable contracts.

Economic, political and other risks associated with international sales and operations could adversely affect Datum’s sales

Since Datum sells its products worldwide, Datum’s business is subject to risks associated with doing business internationally. Datum’s export sales, which were primarily to Western Europe, Latin America, the Far East, and Canada accounted for 31% of its net sales in fiscal 2001, 25% of its net sales in fiscal 2000, and 25% of its net sales in fiscal 1999. Datum anticipates that revenue from international operations will continue to represent a substantial portion of Datum’s total revenue. In addition, some of Datum’s manufacturing facilities and suppliers are located outside the United States. Accordingly, Datum’s future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing protection of intellectual property; and

•	unexpected changes in regulatory requirements.

Fluctuations in Datum’s quarterly operating results may cause Datum’s stock price to decline

Given the nature of the markets in which Datum participates, Datum cannot reliably predict future revenue and profitability, and unexpected changes may cause Datum to adjust Datum’s operations. A high proportion of Datum’s costs are fixed, due in part to Datum’s significant sales, research and development and manufacturing costs. Thus, relatively small declines in revenue could disproportionately affect Datum’s operating results in a quarter. Other factors that could affect Datum’s quarterly operating results include:

•	competitive pressures resulting in lower selling prices;

•	changes in the relative portion of Datum’s revenue represented by Datum’s various products and customers;

•	changes in the timing of product orders; and

•	Datum’s inability to forecast revenue in a given quarter from large system sales.

Datum has limited backlog and a limited view of when a sale will be completed which may affect sales in any given period.

Datum considers all orders that are expected to be shipped to customers within a 6-month period as backlog. As part of Datum’s close working relationship with its major original equipment manufacturer customers, such customers expect Datum to respond quickly to changes in the volume and delivery schedule of their time and frequency product requirements and to inventory products at Datum’s facilities for just-in-time delivery to their customers. Therefore, although contracts with such customers typically specify aggregate volumes of products to be purchased over an extended time period, such contracts also provide that scheduled shipment dates of particular volumes are generally released to Datum only days or a few weeks prior to the required delivery date to original equipment manufacturer customers. As a result of possible changes in product delivery schedules, cancellations of orders and potential delays in product shipments and orders received for products shipped in the same quarter, Datum’s backlog at any particular date may not necessarily be representative of actual sales for any succeeding period.

Datum relies on single-sources for various components and Datum has experienced delays in obtaining needed standard parts, single source components and services from Datum’s suppliers

Datum currently procures various components from single-sources due to unique component designs as well as certain quality and performance requirements. If single-source components were to become unavailable on terms satisfactory to Datum, Datum would be required to purchase comparable components from other sources. If for any reason Datum could not obtain comparable replacement components from other sources in a timely manner, Datum’s business results of operations and financial condition could be harmed. In addition, many of Datum’s suppliers require long lead-times to deliver requested quantities of components. If Datum is unable to obtain sufficient quantities of components to manufacture its time or frequency products, there could be delays or reductions in product shipments which could have a material adverse effect on Datum’s business, result of operations and financial condition. Due to rapid changes in semiconductor and other technology, on occasion one or more of the electronic components used in Datum’s products have become unavailable, resulting in unanticipated redesign and related delays in shipments. Datum cannot assure you that it will not experience similar delays in the future, the occurrence of which could have a material adverse effect on its business, financial condition and results of operations.

If demand for Datum’s products does not match its manufacturing capacity, Datum’s earnings may suffer

Because Datum cannot quickly adapt its production and related cost structures to rapidly changing market conditions, if demand does not meet Datum’s expectations, Datum’s manufacturing capacity will exceed its production requirements. The fixed costs associated with excess manufacturing capacity will adversely affect Datum’s earnings. Conversely, if Datum’s manufacturing capacity does not keep pace with product demand, or if Datum experiences difficulties in obtaining parts or components needed for manufacturing, Datum will not be able to fulfill orders in a timely manner which in turn may have a negative effect on its earnings and overall business.

Inventory risks could impact Datum’s gross margin

Although Datum believes that it currently has appropriate provisions for inventory that has declined in value, become obsolete or is in excess of anticipated demand, Datum cannot be sure that such provisions will be adequate. In some instances, as a result of customer requirements and the long manufacturing process of some of Datum’s products, Datum maintains up to four weeks of forecasted amounts in finished goods inventory and up to an additional eight weeks of forecasted amounts in work-in-process inventory. Datum’s business could be materially harmed if significant inventories become obsolete or are otherwise not able to be sold at favorable prices.

Datum must develop and sell new products in order to keep up with rapid technological change

The markets in which Datum competes are characterized by:

•	rapidly changing technology;

•	evolving industry standards and changes in end-user requirements; and

•	frequent new product introductions.

Technological advancements could render Datum’s products obsolete and unmarketable. Datum’s success depends on its ability to respond to changing technologies and customer requirements and on its ability to develop and introduce new and enhanced products, in a cost-effective and timely manner. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. Datum may experience design, manufacturing, marketing and other difficulties that could delay or prevent Datum’s development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that Datum manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. In the future, Datum expects to develop certain new products and it may not successfully develop, introduce or manage the transition to these new products. Furthermore, products such as those Datum currently offers may contain undetected or unresolved errors when they are first introduced or as new versions are released. Despite testing, errors may be found in new products or upgrades after commencement of commercial shipments. These errors could result in delays in or loss of market acceptance and sales, diversion of development resources, injury to Datum’s reputation and increased service and warranty costs. Delays in new product development or delays in production startup could harm Datum’s business.

Datum’s success is contingent upon Datum’s product performance reliability

Datum’s customers establish demanding specifications for product performance and reliability. Its products are complex and often use state-of-the-art components, processes and techniques. Undetected errors and design flaws have occurred in the past and could occur in the future. In addition to higher product service, warranty and replacement costs, such product defects may seriously harm Datum’s customer relationships and industry reputation.

Protection of Datum’s intellectual property is limited

Datum’s success depends, in part, on its ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. Datum relies on a combination of trademark, copyright and trade secret laws, contractual restrictions and internal security to establish and protect its proprietary rights. Datum often relies on licenses of intellectual property useful for its business. Datum cannot provide assurance that these licenses will be available in the future on favorable terms or at all. Datum further cannot be sure that such measures will provide meaningful protection for its trade secrets or other proprietary information. To the extent Datum offers its products in other countries or faces competition from foreign companies, the laws of such countries may afford little or no effective protection of Datum’s intellectual property.

Third parties may claim Datum is infringing their intellectual property, and Datum could suffer significant litigation or licensing expenses or be prevented from selling products

Third parties may claim that Datum is infringing their intellectual property rights, and Datum may be found to infringe those intellectual property rights. While Datum does not believe that any of Datum’s products infringe the valid intellectual property rights of third parties, Datum may be unaware of intellectual property rights of others that may cover some of its technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert Datum’s management and key personnel from Datum’s business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increases these risks. Claims of intellectual property infringement might also require Datum to enter into costly royalty or license agreements. However, Datum may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. Datum also may be subject to significant damages or injunctions against development and sale of certain of its products.

Environmental matters subject Datum to additional business risks

Datum’s operations are subject to numerous federal, state and local environmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in Datum’s manufacturing process. While Datum has not experienced any significant effects on its operations from environmental regulations, Datum cannot assure you that changes in such regulations will not impose the need for additional capital equipment or other requirements or restrict its ability to expand its operations. Failure to comply with such regulations could result in suspension or cessation of Datum’s operations, or could subject Datum to significant liabilities. Although Datum periodically reviews its facilities and internal operations for compliance with applicable environmental regulations, such reviews are necessarily limited in scope and frequency and, therefore, Datum cannot assure you that such reviews have revealed or will reveal all potential instances of noncompliance. The liabilities arising from any noncompliance with such environmental regulations could materially harm Datum’s business.

A manufacturing facility previously operated by Datum in Austin, Texas is undergoing remediation for known subsurface contamination at that facility and adjoining properties. Datum believes it will continue to incur monitoring costs for years to come in connection with this subsurface contamination. Further, Datum may be subject to claims from adjoining landowners, in addition to claims for remediation, and the amount of such costs and the extent of Datum’s exposure to such claims cannot be determined at this time. The determination of the existence and cost of any additional contamination caused by Datum could involve costly and time-consuming negotiations and litigation. Remediation activities and subsurface contamination may require Datum to incur unreimbursed costs and could harm on-site operations and the future use and value of the property. The remediation efforts, the property owners’ claims and any related governmental action may expose Datum to material liability and could harm its business.

Datum and Datum’s customers are subject to various governmental regulations

Datum and its customers are subject to various governmental regulations, compliance with which may cause Datum to incur significant expenses, and if Datum fails to maintain satisfactory compliance with certain regulations, it may be forced to recall products and cease their manufacture and distribution, and Datum could be subject to civil or criminal penalties.

Datum’s business is subject to various other significant international, federal, state and local, health and safety, packaging, product content and labor regulations. These regulations are complex, change frequently and have tended to become more stringent over time. Datum may be required to incur significant expenses to comply with these regulations or to remedy past violations of these regulations. Any failure by Datum to comply with applicable government regulations could also result in cessation of its operations or portions of its operations, product recalls or impositions of fines and restrictions on its ability to carry on or expand its operations. In addition, because many of its products are regulated or sold into regulated industries, Datum must comply with additional regulations in marketing its products. Datum’s products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation of other agencies such as the United States Federal Communications Commission. If Datum fails to adequately address any of these regulations, its business may be harmed.

INFORMATION ABOUT THE MEETING AND VOTING

TrueTime’s board of directors is using this proxy statement/prospectus to solicit proxies from the holders of TrueTime common stock for use at the special meeting. TrueTime is first mailing this proxy statement/prospectus and accompanying form of proxy to TrueTime stockholders on or about             , 2002.

Matters Relating to the Meeting

Time and Place

The meeting will be held at         :                .m., local time, on              day,                 , 2002, at                 .

Purpose of Meeting

The purpose of the meeting is to have TrueTime stockholders vote on a proposal to adopt the merger agreement and approve the merger.

Record Date

The record date for shares entitled to vote is                 , 2002. As of                 , 2002, there were                  shares of TrueTime common stock outstanding.

Shares Entitled to Vote

Shares of TrueTime common stock held at the close of business on the record date,                 , 2002, are entitled to vote at the special meeting. Each share of TrueTime common stock that you own entitles you to one vote. Shares held by TrueTime in its treasury, if any, are not voted.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing a majority of the votes of the TrueTime common stock entitled to vote at the meeting is a quorum. Abstentions and broker “non-votes” count as present for establishing a quorum. Any shares held by TrueTime in its treasury do not count toward a quorum. A broker “non-vote” occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve the Merger

The presence, in person or by proxy, at the special meeting of the holders of a majority of the shares of common stock outstanding and entitled to vote at the meeting is necessary to constitute a quorum at the meeting. The affirmative vote of the holders of a majority of the shares of TrueTime common stock outstanding, or                  shares, is required to approve the proposal to adopt the merger agreement. Withheld votes, broker non-votes and abstentions have the same effect as a vote against.

At the record date for the special meeting, the directors and executive officers of TrueTime beneficially owned approximately                  shares of TrueTime common stock, representing in the aggregate approximately         % of the outstanding shares of TrueTime common stock entitled to vote at the meeting. In connection with the merger agreement, each TrueTime officer and director has entered into a support agreement with Symmetricom in the form attached to the merger agreement whereby he or she is contractually committed to vote his or her shares of TrueTime common stock in favor of the approval and adoption of the merger agreement and the merger. OYO Corporation U.S.A., has also entered into such a support agreement and is contractually committed to vote its TrueTime common stock, representing in the aggregate approximately 42% of the outstanding shares of TrueTime stock in favor of the approval and adoption of the merger agreement and the merger. This means that holders of only approximately         % more of TrueTime shares must vote for the merger to assure its approval.

Voting

Voting Your Proxy

You may vote in person at your meeting or by proxy. TrueTime recommends you vote by proxy even if you plan to attend your meeting. You can always change your vote at the meeting.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to TrueTime in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the merger proposals or abstain from voting.

How to Vote by Proxy

If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone or internet voting. Applicable laws authorize the use of telephonic transmission and electronic transmission, such as transmission over the internet, to grant a proxy.

If you submit your proxy but do not make specific choices, your proxy will follow the board’s recommendations and vote your shares “FOR” the approval and adoption of the merger agreement and the merger.

Revoking Your Proxy

You may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	notifying TrueTime’s transfer agent in writing before the meeting that you have revoked your proxy, or

•	voting in person at the meeting.

Voting in person

If you plan to attend the meeting and wish to vote in person, TrueTime will give you a ballot at the meeting. If your shares are held in the name of your broker, bank or other nominee, your broker will contact you regarding the procedures necessary to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not tell your broker how to vote, your shares will not be voted.

Proxy solicitation

In addition to this mailing, TrueTime employees may solicit proxies personally, electronically or by telephone. The cost of solicitation of proxies in the accompanying form will be paid by TrueTime. In addition to solicitation by use of the mails, the directors, officers or employees of TrueTime may solicit the return of proxies by telephone, telecopy or in person.

The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should send in your proxy by mail without delay. TrueTime also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Do not send in any stock certificates with your proxy card. The exchange agent will mail transmittal forms with instructions for the surrender of TrueTime common stock certificates to former TrueTime stockholders as soon as practicable after the completion of the merger.

Other Business; Adjournments

Under the laws of Delaware, where TrueTime is incorporated, no business other than procedural matters may be raised at the stockholder meetings, unless proper notice to the stockholders has been given.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time without further notice other than by an announcement made at the meeting.

THE MERGER

General

TrueTime’s board of directors is using this proxy statement to solicit proxies from the holders of TrueTime common stock for use at the TrueTime special meeting. At the special meeting, holders of TrueTime common stock will be asked to vote upon approval and adoption of the merger agreement and approval of the merger.

Background of the Merger

From time to time, TrueTime has had discussions with various parties regarding the potential for entering into a strategic business relationship. At a regular meeting of TrueTime’s Board held on November 12, 2001, TrueTime’s directors discussed exploring various strategic alternatives for TrueTime, including acquisition of TrueTime by one of its larger competitors, and authorized Mr. Charles J. Abbe, one of TrueTime’s directors, to preliminarily investigate such possibilities.

At a regular meeting of TrueTime’s board held on January 30, 2002, the TrueTime directors discussed the merits of various alternative strategies, including mergers and acquisitions. A strategic committee consisting of directors Ms. Elizabeth A. Withers, Mr. Charles J. Abbe and Mr. Charles H. Still and Ernest M. Hall, Jr., TrueTime’s corporate secretary, was established to research the engagement of an appropriate investment banking representative. On February 6, 2002, a special telephonic meeting of the TrueTime board was held to consider the recommendations of the strategic committee. During this meeting, the TrueTime board approved the recommendation of the strategic committee and authorized TrueTime management to engage Alliant Partners as its financial advisor in connection with discussions with potential strategic partners. The engagement letter between TrueTime and Alliant Partners was signed on February 11, 2002.

After Alliant Partners had been retained, representatives of Alliant Partners and representatives of TrueTime had conversations with representatives of other companies regarded by TrueTime and Alliant Partners as being prospects for a strategic combination with the company. As a result of such discussions, including discussions with Symmetricom representatives, the emphasis of TrueTime’s consideration of a strategic combination became focused on Symmetricom. In these regards, and as a part of the process of evaluating various alternatives, preliminary discussions between TrueTime and Symmetricom were held at Symmetricom’s corporate offices in San Jose on February 26, 2002. Symmetricom management presented a corporate overview that included market position, products, technology and outlook. TrueTime management provided a reciprocal/similar presentation. The parties agreed that there could be strategic synergies and that Symmetricom would contact TrueTime after further assessment of such matters.

Executives of TrueTime and Symmetricom had various discussions from February 26, 2002 through March 26, 2002 regarding a potential business combination between the companies. During that period, TrueTime’s board held a regular meeting on March 1, 2002, at which Alliant Partners presented an analysis of (1) potential transaction candidates, (2) a suggested strategy for TrueTime to respond to unsolicited inquiries from peers in the time and frequency industry and (3) a plan to continue to solicit interest from other potential candidates. Alliant Partners also gave an overview of Symmetricom and the status of its efforts to follow-up on its initial interest in a potential transaction with TrueTime.

Between March 5, 2002 and March 22, 2002, TrueTime, Symmetricom, Alliant Partners and other advisors participated in preliminary due diligence meetings in Santa Rosa and San Jose, California. Following a meeting among TrueTime management, Mr. Abbe, Alliant Partners representatives, Symmetricom representatives and RBC Capital representatives held on March 5, 2002, at which TrueTime provided Symmetricom with an in-depth presentation of TrueTime’s business model, current market position, customer base and technology platforms, among other things, the parties began initial negotiations regarding the transaction. Following March 5, 2002, TrueTime’s strategic committee held meetings to discuss the status of negotiations with other transaction candidates, none of which the committee noted in its discussions had shown the level of interest exhibited by

Symmetricom. In such meetings, the committee also discussed preliminary deal terms and suggested responses to Symmetricom’s interest.

On March 17, 2002, the TrueTime board held a special meeting to discuss the proposed transaction with Symmetricom. Following this meeting, TrueTime management and Alliant Partners were instructed by the TrueTime board to proceed with the formal due diligence process and begin negotiating the language for a definitive agreement with Symmetricom.

From March 18, 2002 through March 20, 2002, meetings were held at an off-site conference center in Santa Rosa, California to enable Symmetricom to perform due diligence on TrueTime. A subsequent meeting was held on March 22, 2002 at Symmetricom’s corporate headquarters in San Jose at which Symmetricom management provided in-depth presentation material in response to TrueTime’s due diligence request for specific information relative to Symmetricom’s organization, business plans, financial results and projections.

On March 24, 2002, representatives of TrueTime and Symmetricom, as well as various legal and investment advisors, met to negotiate the terms of a definitive merger agreement.

On March 25, 2002, the TrueTime board of directors held special telephonic meetings to review the advisability of entering into the proposed transaction with Symmetricom. The meetings included summaries of the due diligence process, current negotiations and the status of a definitive agreement. At the March 25, 2002 meeting, Alliant Partners’ presented its detailed review of the valuation methodology, the assumptions upon which its opinion was based and its opinion that the proposed transaction was fair to TrueTime common stockholders, from a financial point of view. After lengthy discussion regarding various issues relating to the transaction, the TrueTime board of directors unanimously approved the merger and the merger agreement for submission to its stockholders and also approved the appointment of a special committee to take any further actions necessary in carrying out any details arising in connection with the execution and delivery of the merger agreement.

On March 26 and 27, 2002, additional meetings of the TrueTime special committee were held at which the written fairness opinion of Alliant Partners, confirming the previous oral opinion to the board, was received and, as instructed by the board of directors, the merger agreement was reviewed in its final form by the special committee and, accordingly, Ms. Withers was directed to execute and deliver the merger agreement and related transaction documents on behalf of TrueTime.

On March 27, 2002, the board of directors of Symmetricom approved the merger and the merger agreement.

The transaction documents were executed and their execution was announced in a joint press release on March 27, 2002.

Following the announcement of the pending Datum merger, representatives of TrueTime and Symmetricom discussed the need to amend the TrueTime merger agreement to take into account certain additional costs and delays as a result of the proposed Datum merger. The TrueTime Board of Directors approved the first amendment to the merger agreement at a meeting held on June 17, 2002 and the first amendment was executed effective as of June 26, 2002.

TrueTime’s Reasons for the Merger; Recommendation of the TrueTime Board

At a special meeting on March 25, 2002, the TrueTime board unanimously approved the merger and the merger agreement, and unanimously found the merger to be advisable, fair to, and in the best interests of TrueTime and its stockholders after considering the material factors described in the next paragraph and after receiving an oral opinion on March 25, 2002, confirmed by a final written opinion dated March 27, 2002, from

Alliant Partners, described in “Opinion of TrueTime’s Financial Advisor,” to the effect that the total consideration to be received by holders of TrueTime common stock is fair to TrueTime and TrueTime common stockholders from a financial point of view. Accordingly, the TrueTime board unanimously resolved to recommend that TrueTime stockholders vote for adoption and approval of the merger agreement and approval of the merger at the special meeting.

In reaching its decision to approve the merger agreement on March 25, 2002 and to recommend that TrueTime stockholders vote to approve the merger agreement, the TrueTime board consulted with its senior management and financial and legal advisors and considered the following material factors:

•	the alternative of continuing as an independent company and TrueTime’s opportunity to achieve comparable or better stockholder value through that course rather than pursuant to the merger;

•
information concerning the historical financial performance and condition, business operations and prospects of each of TrueTime and Symmetricom, and TrueTime’s projected future performance and prospects as a separate entity and on a combined basis with Symmetricom;

•	current industry, economic and market conditions;

•
the belief that the combination of the two companies would provide an expanded customer base, new distribution channels, and strengthen its competitive position in the government and commercial markets;

•	the current and historical market prices of TrueTime common stock and Symmetricom’s common stock;

•
the structure of the transaction and terms of the merger agreement (including the covenants of TrueTime as to no further solicitation of offers by others, the termination rights of each party (under certain circumstances), break-up fee arrangements and other specific provisions of the merger agreement) and the common stock exchange ratio plus the cash consideration per share equal to $5,000,000 (which is subject to possible downward adjustment based on transaction costs) divided by the number of outstanding shares of TrueTime common stock, which were the result of arm’s-length negotiations;

•	the financial analysis and opinion of Alliant Partners;

•	the historical performance and reputation of Symmetricom; and

•	the likelihood that the merger would be consummated.

In determining that the merger was in the best interests of TrueTime’s stockholders, the TrueTime board of directors did not assign specific or relative weights to those factors. The TrueTime board of directors believes that the merger is an opportunity for TrueTime’s stockholders to participate in a combined enterprise that has greater business and financial resources than TrueTime would have without the merger.

For the reasons set forth above, the TrueTime board believes that the merger and the merger agreement are advisable, fair to, and are in the best interests of TrueTime and the stockholders of TrueTime.

THE TRUETIME BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AND ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT THE HOLDERS OF TRUETIME COMMON STOCK VOTE “FOR” APPROVAL OF THE MERGER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Symmetricom’s Reasons for the Merger

Symmetricom believes that its acquisition of TrueTime will increase Symmetricom’s revenue base and facilitate its goal of broadening its core synchronization business. Symmetricom further believes that the combined company will have a more comprehensive set of products, increased technological capacity, a broader distribution network, and a presence in a wider variety of markets, including government and enterprise networking. Symmetricom also believes that the merger has the potential to produce benefits to the combined company that would not be obtainable to either company independently, including the opportunity to realize what Symmetricom anticipates will be significant long term cost synergies.

Opinion of TrueTime’s Financial Advisor

In addition to the other services performed by Alliant Partners for TrueTime described elsewhere in this proxy statement/prospectus, TrueTime retained Alliant Partners to act as its financial advisor in connection with the merger. At the request of TrueTime, Alliant Partners delivered an opinion regarding the fairness, from a financial point of view, to the stockholders of TrueTime, of the proposed merger between TrueTime and a subsidiary of Symmetricom, Inc.

On March 27, 2002, Alliant Partners confirmed in a written opinion, delivered to the TrueTime board of directors on March 26, 2002, that as of March 26, 2002, and based on the matters described in the opinion, the total consideration to be received by TrueTime stockholders in connection with the proposed merger was fair, from a financial point of view, to the stockholders of TrueTime. No limitations were imposed by TrueTime on the scope of Alliant Partners’ investigations or the procedures to be followed by Alliant Partners in rendering its fairness opinion.

The full text of the fairness opinion letter, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken by Alliant Partners in connection with the opinion is attached to this proxy statement/prospectus as Annex B. Stockholders of TrueTime are urged to read Alliant Partners’ fairness opinion in its entirety. The fairness opinion was prepared for the benefit and use of the TrueTime board of directors in its consideration of the merger and does not constitute a recommendation to stockholders of TrueTime as to how they should vote in connection with the merger. The fairness opinion does outline certain relative merits of the merger as compared to two other business considerations, as represented to Alliant Partners by TrueTime management and as discussed by the TrueTime board of directors as alternatives to the merger agreement. However, the fairness opinion does not address the underlying business decision of the TrueTime board of directors to proceed with or effect the merger; the business considerations are provided within the context of opining on the fairness of the total consideration to be received by TrueTime stockholders from a financial point of view. The summary of Alliant Partners’ fairness opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Alliant Partners’ fairness opinion letter.

In connection with the preparation of Alliant Partners’ fairness opinion, Alliant Partners, among other things:

•	reviewed the terms of the merger agreement;

•	reviewed financial statements and other financial and operating data concerning TrueTime prepared by the management of TrueTime;

•	reviewed public financial statements and other information concerning TrueTime and Symmetricom;

•	compared some aspects of the financial performance of TrueTime with comparable public companies and the prices paid for securities in those publicly traded companies;

•	analyzed available public information concerning other mergers and acquisitions comparable in whole or in part to the merger;

•	performed a discounted cash flow analysis of TrueTime based on forecasts of future cash flows;

•	reviewed the recent reported closing prices and trading activity for TrueTime common stock;

•	reviewed the premiums expected to be paid by Symmetricom relative to TrueTime’s business valuation, stock prices and the transaction exchange ratio;

•
participated in discussions with TrueTime and Symmetricom managements concerning the operations, business strategy, financial performance and prospects for TrueTime and Symmetricom as a combined organization as well as strategic rationale for the merger;

•	conducted other financial studies, analyses and investigations as Alliant Partners deemed appropriate for the purposes of its opinion.

In conducting its review and arriving at its fairness opinion, Alliant Partners relied on and assumed the accuracy and completeness of the financial statements and other information provided by TrueTime or otherwise made available to Alliant Partners and did not assume responsibility independently to verify the information. Alliant Partners further relied on the assurances of TrueTime’s management that the information provided was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflected the best currently available estimates and good faith judgments of TrueTime’s management as to the expected future financial performance of TrueTime and that TrueTime management was not aware of any information or facts that would make the information provided to Alliant Partners incomplete or misleading.

In arriving at the fairness opinion, Alliant Partners did not perform any appraisals or valuations of specific assets or liabilities of TrueTime and was not furnished with any appraisals or valuations.

Alliant Partners did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which TrueTime, Symmetricom or any of their respective affiliates was a party or may be subject. At TrueTime’s direction and with its consent, Alliant Partners made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of those matters. Although developments following the date of Alliant Partners’ fairness opinion may affect the opinion, Alliant Partners assumed no obligation to update, revise or reaffirm the opinion.

Following is a summary explanation of the various sources of information and valuation methodologies employed by Alliant Partners in connection with rendering its opinion to the TrueTime board of directors.

Comparable Company Analysis

Alliant Partners compared selected financial information and valuation ratios relating to TrueTime to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to TrueTime. The comparable companies selected included five publicly traded companies in the business of providing precision time and/or frequency products. Financial information reviewed by Alliant Partners included each company’s: enterprise value, calculated as the market capitalization of the selected company, plus the company’s long term debt, less the company’s excess cash; trailing 12 month, or TTM, revenue and earnings before interest and taxes, or EBIT, as reported as of the date of Alliant Partners’ fairness opinion; prior calendar year and projected current calendar year revenue estimates; and most recently available headcount figures. Comparable companies included: Datum, Frequency Electronics, Odetics, Symmetricom and Trimble Navigation.

The comparable companies had enterprise value / calendar year 2001 revenues ratios with a weighted narrow average (narrow average excludes the highest and lowest estimates) of 0.9x; and enterprise value / calendar year 2002 projected revenues ratios with a weighted narrow average of 1.0x. Some adjustments for differences in performance, size and liquidity and application of an acquisition control premium were made to the multiples before reaching an implied average enterprise value of $13.5 million for TrueTime through this methodology. The liquidity discount was deemed necessary to account for TrueTime’s low trading volume relative to its float in comparison to that of its peer group.

Comparable Transaction Analysis

Alliant Partners reviewed eight comparable merger and acquisition transactions from July 1998 through December 2001 that involved sellers with characteristics similar to TrueTime, including development and manufacturing of precise timing, test and/or measurement products. These comparable transactions of companies included:

•	Danaher’s acquisition of Transmation’s Products Group;

•	Advanced Energy Industries’ acquisition of Engineering Measurements;

•	Aeroflex’s acquisition of RDL;

•	Frequency Electronics’ acquisition of Gillam SA;

•	Acterna’s (formerly Dynatech) acquisition of Applied Digital Access;

•	Acterna’s (formerly Dynatech) acquisition of Waretek Wondel Gollermann;

•	Symmetricom’s acquisition of Hewlett-Packard’s Communications Synchronization business unit; and

•	Danaher’s acquisition of Fluke Corp.

Estimated multiples paid in the comparable transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. The transaction values were adjusted to account for changes in each respective acquirer’s stock price since the transaction effective date. The adjusted transaction value / trailing twelve months, or TTM, revenue multiples of the eight transactions had a weighted narrow average of 1.0x. Some adjustments for differences in performance and liquidity were made to the multiples before reaching an implied enterprise value of $10.9 million for TrueTime through this methodology.

No company, transaction or business utilized as a comparison in the comparable public company analysis or the comparable transaction analysis is identical to TrueTime, Symmetricom or the merger. In evaluating the comparable companies, Alliant Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TrueTime or Symmetricom. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, company or transactions to which they are being compared.

Discounted Cash Flow Analysis

Alliant Partners estimated the present value of the projected future cash flows of TrueTime on a stand-alone basis based on projections for the fiscal years ending September 30, 2002 through September 30, 2004 and a discount rate of 21%. Alliant Partners obtained a terminal valuation based on application of an adjusted projected revenue multiple to terminal year projected revenues. Based on this methodology, TrueTime has an implied enterprise value of $15.4 million.

Valuation Summary

To reach a value range for the enterprise value of TrueTime, Alliant Partners utilized an average of the value indications implied by the three methodologies, weighting each methodology equally, yielding an implied weighted average enterprise value for TrueTime of $13.3 million. After making adjustments to account for excess cash and long term lease obligations on TrueTime’s balance sheet projected as of closing of the merger, the implied equity valuation of TrueTime was $16.8 million, with a valuation range of $15.1 million to $18.5 million. On a per share basis, the implied value per share of TrueTime common stock was $2.82, with a valuation range of $2.54 to $3.11.

Price Premium and Exchange Ratio Analysis

Alliant Partners reviewed the premium to be paid by Symmetricom over the enterprise and equity valuations for TrueTime as well as the consideration per share premium to be paid to TrueTime stockholders over TrueTime’s stock prices. As of March 27, 2002, the premium over TrueTime’s enterprise valuation of $13.3 million was 63%, and the premium over TrueTime’s equity valuation of $16.8 was 29%. As of March 27, 2002, the premium over TrueTime’s average closing stock price for the previous twelve months of $1.90 was 86%, and the premium over TrueTime’s stock price on March 26, 2002 of $1.65 was 115%.

Alliant Partners also reviewed the ratios of the closing prices of TrueTime common stock divided by the corresponding closing prices of Symmetricom common stock over various periods ending on March 26, 2002. These ratios are referred to as period average exchange ratios. Alliant Partners calculated the implied exchange ratio set forth in the merger agreement by converting the $5.0 million cash portion of the offer to be received by TrueTime stockholders into Symmetricom common stock based on the March 26, 2002 closing price of Symmetricom common stock, adding this amount to the common stock portion of the offer and dividing this sum by the number of TrueTime common shares outstanding. The implied exchange ratio as of March 26, 2002 was 0.573x. Alliant Partners examined the premiums represented by the implied exchange ratio set forth in the merger agreement over these period average exchange ratios, and found them to be as follows:

Period (in trading days)(1)	Period Average Exchange Ratio(2)	Transaction Premium to Period Average Exchange Ratio(3)
3/26/02	0.267	x	115%
5	0.275	x	108%
10	0.261	x	120%
20	0.261	x	120%
30	0.249	x	130%
60	0.227	x	153%
90	0.230	x	149%
120	0.240	x	139%
250	0.200	x	187%
Average	0.245	x	135%
Implied Transaction Exchange Ratio(4)	0.573	x
Data sources: Public SEC filings and FactSet.

(1)	Number of trading days before 03/26/02.
(2)	The average closing price of TrueTime common stock divided by average closing price of Symmetricom common stock for each indicated time period.
(3)	The premium of the Implied Transaction Exchange Ratio of 0.573x as of 03/26/02 (see footnote 4 for calculation).
(4)
Calculated by converting the $5 million cash portion of the offer into Symmetricom common stock based on the 03/26/02 closing price of Symmetricom common stock, adding this amount to the common stock portion of the offer and dividing this sum by the number of TrueTime common shares outstanding (5,950,000).

Alliant Partners noted that the implied transaction exchange ratio of 0.573x was higher than the average exchange ratio of the closing prices for all of the time periods analyzed over the past year.

At the time that Alliant rendered its opinion, it was understood that there would be a provision for a possible post-signing adjustment based on the cost to purchase additional Director’s and Officer’s (D&O) liability insurance. It was further understood that, under the merger agreement, if the total cost of the D&O insurance exceeds the sum of $400,000 plus any existing policy credit, then the balance will be offset against the cash consideration of the offer to be received by TrueTime common stockholders, up to a maximum of $900,000. However, based on all information available to Alliant at the time of rendering the fairness opinion, Alliant deemed $800,000 to be the maximum possible adjustment. Accordingly, the maximum potential impact of the adjustment would be a reduction of the cash portion of the consideration from $5.0 million to $4.2 million. Based on Alliant Partners’ analyses, even with the maximum consideration adjustment of $800,000, the consideration to be provided by Symmetricom remains fair, from a financial point of view, to TrueTime common stockholders as of March 27, 2002.

Conclusion

While the foregoing summary describes some analyses and factors that Alliant Partners deemed material, it is not a comprehensive description of all analyses and factors considered by Alliant Partners. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alliant Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Alliant Partners’ fairness opinion. The conclusions reached by Alliant Partners may involve significant elements of subjective judgment and qualitative analysis. In performing its analyses, Alliant Partners considered general economic, market and financial conditions and other matters, many of which are beyond the control of TrueTime and Symmetricom.

Pursuant to its letter agreement with TrueTime, Alliant Partners will receive a fee for the fairness opinion rendered to the TrueTime board of directors in the amount of $100,000. For other services performed for TrueTime described elsewhere in this proxy statement/prospectus, Alliant Partners will receive an aggregate fee of approximately $400,000, (including estimated commission and a $50,000 fee for the updated fairness opinion described below), plus reimbursement of expenses. TrueTime has also agreed to indemnify and hold harmless Alliant Partners and its affiliates and any person, director, employee or agent acting on behalf of Alliant Partners or any of its affiliates, or any person controlling Alliant Partners or its affiliates, for losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Alliant Partners as financial advisor to TrueTime. The terms of the fee arrangement with Alliant Partners, which TrueTime and Alliant Partners believe are customary in transactions of this nature, were negotiated at arm’s-length.

Updated Opinion of TrueTime’s Financial Advisor

On May 22, 2002, Symmetricom entered into a merger agreement with Datum, Inc. pursuant to which Datum would become a wholly owned subsidiary of Symmetricom. Alliant Partners was subsequently retained by TrueTime to provide an update to its prior fairness opinion as of June 17, 2002. The basic terms of the transaction had not changed since the merger agreement was signed on March 27, 2002. It was understood that there was a pending amendment to the merger agreement, but the amendment does not change the terms of the total consideration to be received by TrueTime stockholders.

By teleconference on the afternoon of June 17, 2002, Alliant Partners delivered to the TrueTime board of directors its opinion that, as of June 17, 2002, and based on the matters described in the opinion, the total consideration to be received by TrueTime stockholders in connection with the proposed merger remains fair, from a financial point of view, to the stockholders of TrueTime. No limitations were imposed by TrueTime on the scope of Alliant Partners’ investigations or the procedures to be followed by Alliant Partners in rendering its updated fairness opinion.

The full text of the updated fairness opinion letter, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken by Alliant Partners in connection with the updated opinion is attached to this proxy statement/prospectus as Annex D. Stockholders of TrueTime are urged to read Alliant Partners’ updated fairness opinion in its entirety. The updated opinion was prepared for the benefit and use of the TrueTime board of directors in its consideration of the merger and does not constitute a recommendation to stockholders of TrueTime as to how they should vote in connection with the merger. The updated opinion does not address the relative merits of the merger or any other transactions or business strategies discussed by the TrueTime board of directors to proceed with or effect the merger, except with respect to the fairness of the total consideration to be received by TrueTime stockholders from a financial point of view. The summary of Alliant Partners’ updated fairness opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Alliant Partners’ updated fairness opinion letter.

In connection with the preparation of Alliant Partners’ updated fairness opinion, Alliant Partners, among other things:

•	reviewed the terms of the merger agreement;

•	reviewed financial statements and other financial and operating data concerning TrueTime prepared by the management of TrueTime;

•
reviewed public financial statements and other information concerning TrueTime and Symmetricom, including the announcement by Symmetricom of the signing of a definitive merger agreement with Datum, Inc.;

•	compared some aspects of the financial performance of TrueTime with comparable public companies and the prices paid for securities in those publicly traded companies;

•	analyzed available public information concerning other mergers and acquisitions comparable in whole or in part to the merger;

•	performed a discounted cash flow analysis of TrueTime based on forecasts of future cash flows;

•	reviewed the recent reported closing prices and trading activity for TrueTime common stock;

•	conducted other financial studies, analyses and investigations as Alliant Partners deemed appropriate for the purposes of its opinion.

In conducting its review and arriving at its updated fairness opinion, Alliant Partners relied on and assumed the accuracy and completeness of the financial statements and other information provided by TrueTime or otherwise made available to Alliant Partners and did not assume responsibility independently to verify the information. Alliant Partners further relied on the assurances of TrueTime’s management that the information provided was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflected the best currently available estimates and good faith judgments of TrueTime’s management as to the expected future financial performance of TrueTime and that TrueTime management was not aware of any information or facts that would make the information provided to Alliant Partners incomplete or misleading.

In arriving at the updated fairness opinion, Alliant Partners did not perform any appraisals or valuations of specific assets or liabilities of TrueTime and was not furnished with any appraisals or valuations.

Alliant Partners did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which TrueTime, Symmetricom or any of their respective affiliates was a party or may be subject. At TrueTime’s direction and with its consent, Alliant Partners made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of those matters. Although developments following the date of Alliant Partners’ updated fairness opinion may affect the opinion, Alliant Partners assumed no obligation to further update, revise or reaffirm the opinion.

Following is a summary explanation of the various sources of information and valuation methodologies employed by Alliant Partners in conjunction with rendering its updated opinion to the TrueTime board of directors.

Comparable Company Analysis

Alliant Partners compared some financial information and valuation ratios relating to TrueTime to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to TrueTime. The comparable companies selected included five publicly traded companies in the business of providing precision time and/or frequency products. Financial information reviewed by Alliant Partners included each company’s: enterprise value, calculated as the market capitalization of the selected company, plus the company’s long term debt, less the company’s excess cash; trailing 12 month, or TTM, revenue and earnings before interest and taxes, or EBIT, as reported as of the date of Alliant Partners’ fairness opinion; prior calendar year and projected current calendar year revenue estimates; and most recently available headcount figures. Comparable companies included: Datum, Frequency Electronics, Odetics, Symmetricom and Trimble Navigation.

The comparable companies had enterprise value / TTM revenues ratios with a weighted narrow average (narrow average excludes the highest and lowest estimates) of 0.7x; and enterprise value / calendar year 2001 revenues ratios with a weighted narrow average of 0.7x. Some adjustments for differences in performance, size and liquidity and application of an acquisition control premium were made to the multiples before reaching an implied average enterprise value of $7.4 million for TrueTime through this methodology. The liquidity discount was deemed necessary to account for TrueTime’s low trading volume relative to its float in comparison to that of its peer group.

Comparable Transaction Analysis

Alliant Partners reviewed eight comparable merger and acquisition transactions from July 1998 through December 2001 that involved sellers that share some characteristics with TrueTime, including development and manufacturing of precise timing, test and/or measurement products. These comparable transactions of companies included:

•	Danaher’s acquisition of Transmation’s Products Group;

•	Advanced Energy Industries’ acquisition of Engineering Measurements;

•	Aeroflex’s acquisition of RDL;

•	Frequency Electronics’ acquisition of Gillam SA;

•	Acterna’s (formerly Dynatech) acquisition of Applied Digital Access;

•	Acterna’s (formerly Dynatech) acquisition of Waretek Wondel Gollermann;

•	Symmetricom’s acquisition of Hewlett-Packard’s Communications Synchronization business unit; and

•	Danaher’s acquisition of Fluke Corp.

Estimated multiples paid in the comparable transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. The transaction values were adjusted to account for changes in each respective acquirer’s stock price since the transaction effective date. The adjusted transaction value / trailing twelve months, or TTM, revenue multiples of the eight transactions had a weighted narrow average of 0.8x. Some adjustments for differences in performance and liquidity were made to the multiples before reaching an implied enterprise value of $6.9 million for TrueTime through this methodology.

No company, transaction or business utilized as a comparison in the comparable public company analysis or the comparable transaction analysis is identical to TrueTime, Symmetricom or the merger. In evaluating the comparable companies, Alliant Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of TrueTime or Symmetricom. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, company or transactions to which they are being compared.

Discounted Cash Flow Analysis

Alliant Partners estimated the present value of the projected future cash flows of TrueTime on a stand-alone basis based on projections for the fiscal years ending September 30, 2002 through September 30, 2004 and a discount rate of 23%. Alliant Partners obtained a terminal valuation based on application of an adjusted CY 2001 revenue multiple to terminal year projected revenues. Based on this methodology, TrueTime has an implied enterprise value of $11.5 million.

Valuation Summary

To reach a value range for the enterprise value of TrueTime, Alliant Partners utilized an average of the value indications implied by the three methodologies, weighting each methodology equally, yielding an implied weighted average enterprise value for TrueTime of $8.6 million. After making adjustments to account for excess cash and long term lease obligations on TrueTime’s balance sheet projected as of closing of the merger, the implied equity valuation of TrueTime was $13.0 million, with a valuation range of $11.7 million to $14.4 million. On a per share basis, the implied value per share of TrueTime common stock was $2.19, with a valuation range of $1.97 to $2.41.

As a result of (a) TrueTime stock price’s reaction to the merger announcement and (b) Symmetricom stock price’s reaction to both the TrueTime and Datum merger announcements, it was no longer relevant to perform a price premium or exchange ratio analysis for the purposes of the updated fairness opinion.

Although the signed merger agreement provides for a possible post-signing adjustment to the amount of cash consideration to be received by TrueTime stockholders, based on information provided as of June 17, 2002, TrueTime management believes there will not be any reduction in the cash portion of the consideration. Therefore, it is projected that the $5.0 million cash consideration will be paid in full to TrueTime stockholders.

Conclusion

While the foregoing summary describes some analyses and factors that Alliant Partners deemed material, it is not a comprehensive description of all analyses and factors considered by Alliant Partners. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alliant Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Alliant Partners’ fairness opinion. The conclusions reached by Alliant Partners may involve significant elements of subjective judgment and qualitative analysis. In performing its analyses, Alliant Partners considered general economic, market and financial conditions and other matters, many of which are beyond the control of TrueTime and Symmetricom.

Pursuant to its letter agreement with TrueTime, Alliant Partners will receive a fee for the updated fairness opinion rendered to the TrueTime board of directors. TrueTime has also agreed to indemnify and hold harmless Alliant Partners and its affiliates and any person, director, employee or agent acting on behalf of Alliant Partners or any of its affiliates, or any person controlling Alliant Partners or its affiliates, for losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Alliant Partners as financial advisor to TrueTime. The terms of the fee arrangement with Alliant Partners, which TrueTime and Alliant Partners believe are customary in transactions of this nature, were negotiated at arm’s-length.

Experience of TrueTime’s Financial Advisor

Alliant Partners was retained based on Alliant Partners’ experience as a financial advisor. As part of its investment banking business, Alliant Partners is frequently engaged in the valuation of technology businesses and their securities in connection with mergers and acquisitions, sales and divestitures, joint ventures and strategic partnerships, private financings and other specialized studies.

Interests of Certain Persons In The Merger

In considering the recommendation of the TrueTime board of directors with respect to the merger, TrueTime stockholders should be aware that some directors and executive officers have interests in the merger that are different from TrueTime stockholders generally. The TrueTime board was aware of these interests and took them into account in approving the merger.

Indemnification and Directors’ and Officers’ Insurance

•	Symmetricom will assume and perform the obligations of TrueTime in the indemnification agreements between TrueTime and its officers and directors.

•
For six years after the merger becomes effective, Symmetricom will cause the surviving corporation to use all reasonable efforts to maintain exculpation and indemnification provisions under its charter documents and bylaws that are at least as favorable to the officers and directors as TrueTime’s current exculpation and indemnification provisions.

•
For six years after the merger becomes effective, Symmetricom has agreed that it will use all reasonable efforts to cause the surviving entity to maintain substantially equivalent directors’ and officer’s liability insurance to that currently maintained for TrueTime’s officers and directors.

•
Before the merger becomes effective, TrueTime will purchase continuing directors’ and officers’ liability insurance to cover a period up to six years from the effective date of the merger; to the extent the cost of such insurance exceeds $400,000 plus any credit, it will be treated as a transaction cost in an aggregate amount not to exceed $1,000,000. The $5,000,000 cash portion of the consideration will be reduced by the amount, if any, by which the aggregate transaction costs (including certain insurance costs and legal, accounting and financial advisory fees) exceed $1,000,000. It is anticipated that the cost of the insurance will be approximately $450,000. Accordingly, the cash price will not likely be reduced unless legal, accounting and financial advisory fees exceed $950,000. Management of TrueTime believes such fees will not exceed $950,000.

Severance

•	Symmetricom will cause will pay severance benefits to be paid in accordance with Symmetricom’s severance policy to TrueTime employees who are terminated after the date of the merger.

Employment Agreements

•	Symmetricom will offer employment agreements upon closing of the merger between the surviving corporation and Elizabeth Withers, Douglas Arnold, John Dutil and Brian Connell.

•
If Elizabeth Withers does not accept employment, then Symmetricom will pay her a severance package of eight months salary and eight months cost of COBRA insurance and the amount of the unvested balance in her TrueTime 401(k) plan account.

•
If Douglas Arnold, John Dutil or Brian Connell does not accept employment, then Symmetricom will pay that individual a severance package of four months salary and four months cost of COBRA insurance and the amount of the unvested balance in that person’s TrueTime 401(k) plan account.

Options

•
All director, consultant and employee stock options (including previously unvested options, the vesting of which will be accelerated) that have an exercise price less than the value of the per share merger consideration will be “cashed out” for an amount equal to the difference between the per share merger consideration and the exercise price. All director, consultant and employee stock options (including both vested and unvested options) that have an exercise price greater than the per share merger consideration will terminate.

•
Within one month after the closing of the merger, Symmetricom will grant a stock option to each TrueTime employee that Symmetricom intends to employ for more than three months after the closing date of the merger. These stock options, in aggregate, will be for at least 200,000 shares of Symmetricom common stock for a term of at least 10 years with a vesting period of not more than three years, and will be exercisable for Symmetricom common stock at no more than fair market value of the common stock on the date of the grant.

Retention Bonus

•
Certain key employees, as defined in a letter from Symmetricom, are eligible for a retention bonus paid by Symmetricom within 90 days of the closing date of the merger if the employee remains an employee of TrueTime through the closing date of the merger.

Material Federal Income Tax Consequences of the Merger

The following discussion addresses the material U.S. federal income tax considerations of the merger generally applicable to TrueTime stockholders. The following discussion does not deal with all U.S. federal income tax considerations that may be relevant to certain TrueTime stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, banks, insurance companies or tax-exempt organizations, who are subject to alternative minimum tax, who hold their shares as part of a hedge, straddle or other risk reduction transaction, who are foreign persons or who acquired their TrueTime shares through stock option or stock purchase programs or otherwise in compensation related transactions.

In addition, the following discussion does not address the tax consequences of the merger under state, local or foreign tax laws or the tax consequences of transactions completed before or after the merger, such as the exercise of options or rights to purchase TrueTime shares, in anticipation of the merger. Furthermore, this discussion is limited to TrueTime stockholders that hold their TrueTime shares as capital assets and does not consider the tax treatment of TrueTime stockholders that hold TrueTime shares through a partnership or other pass-through entity.

TrueTime stockholders are urged to consult their own tax advisors regarding the tax consequences to them of the merger based on their own circumstances, including the applicable U.S. federal, state, local and foreign tax consequences to them of the merger.

The following discussion is based on the Internal Revenue Code, applicable Treasury Department regulations, judicial decisions and administrative rulings and practice, all as of the date of this Registration Statement and all of which are subject to change. Any such change could be applied to transactions that were completed before the change, and could affect the accuracy of the statements and conclusions in this discussion and the tax consequences of the merger to TrueTime, Symmetricom or their respective stockholders. Neither TrueTime nor Symmetricom has requested nor will either request a ruling from the Internal Revenue Service or an opinion of tax counsel with regard to any of the tax consequences of the merger.

Consequences of the Merger

Both TrueTime and Symmetricom expect that the merger will constitute a fully taxable transaction for federal income tax purposes with the following federal income tax consequences:

Gain Recognition.    A TrueTime stockholder who exchanges TrueTime shares for cash and Symmetricom common stock in the merger generally will recognize the full amount of its capital gain (or loss) realized on the exchange, computed by reference to the amount by which the sum of the value of the Symmetricom common stock on the date of the exchange and the amount of cash received exceeds (or is less than) the stockholder’s basis in the TrueTime shares exchanged.

Character of Gain.    The gain recognized by a TrueTime stockholder receiving a combination of cash and Symmetricom common stock in the merger generally will be characterized as capital gain. Such gain will be long term capital gain if the TrueTime stockholder held (or is treated as having held) the TrueTime shares for more than one year as of the time of the exchange.

Tax Basis.    The initial tax basis of the Symmetricom common stock received by a TrueTime stockholder in the merger will be equal to the fair market value of that stock on the date of the merger.

Holding Period.    The holding period of the Symmetricom common stock received by a TrueTime stockholder in the merger will begin on the day following the date of the merger.

Other Federal Income Tax Consequences

Symmetricom, TrueTime and the Symmetricom Stockholders.    None of Symmetricom, TrueTime and the existing Symmetricom stockholders will recognize gain or loss for federal income tax purposes as a result of the merger.

Backup Withholding of U.S. Federal Income Tax.    Cash payments made to TrueTime stockholders pursuant to the merger may, under certain circumstances, be subject to backup withholding currently at a rate of 30 percent. To avoid backup withholding, each TrueTime stockholder must provide the exchange agent with either proof of an applicable exemption or its correct taxpayer identification number by completing the substitute Form W-9 included in the letter of transmittal. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax liability of the TrueTime stockholders subject to withholding will be reduced by the amount of tax withheld. Some TrueTime stockholders (including, among others, corporations and some foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a Form W-8BEN, attesting to that individual’s exempt status.

Accounting Treatment

Symmetricom intends to account for the acquisition of TrueTime under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting No. 141, “Business Combinations.” Accordingly, Symmetricom will record at its cost the acquired assets less liabilities assumed, with the excess of such cost over the estimated fair value of such net assets reflected as goodwill. Additionally, certain costs directly related to the acquisition will be reflected as additional purchase price in excess of the net assets acquired. Symmetricom’s statement of income will include the operations of TrueTime after the effective date of the merger.

Appraisal Rights

Holders of shares of TrueTime common stock that are issued and outstanding immediately prior to the effective time of the merger, will be entitled to appraisal rights in accordance with Section 262 of the Delaware General Corporate Law, a copy of which is attached to this proxy statement/prospectus as Annex E, and incorporated by reference herein. The shares of TrueTime common stock held by a holder who properly exercises appraisal rights shall not be converted into the right to receive the same per share consideration paid to the holders of TrueTime shares who do not exercise appraisal rights in the merger, and those holders of dissenting shares shall be entitled to receive payment of the appraisal value of such dissenting shares in accordance with the provisions of Section 262, provided that such holders do not fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the Delaware General Corporate Law. If, after the effective time of the merger, any such holder fails to perfect or effectively withdraws or loses such right, such dissenting shares shall then be treated as if they had been converted into and have become exchangeable for, as of the effective time of the merger, the right to receive the same per share consideration paid to the holders of TrueTime shares who did not exercise appraisal rights, without interest.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

This proxy statement/prospectus does not cover any resales of the Symmetricom common stock to be received by the stockholders of TrueTime upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

However, all shares of Symmetricom common stock received by TrueTime stockholders in the merger will be freely transferable, except that shares of Symmetricom common stock received by persons who are deemed to be “affiliates” of TrueTime under the Securities Act of 1933, as amended, at the time of the TrueTime meeting may be resold by them only in transactions permitted by Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of TrueTime for such purposes generally include individuals or entities that control, are controlled by or are under common control with TrueTime and include directors and executive officers of TrueTime. The merger agreement further requires that TrueTime stockholder and affiliate OYO Corporation U.S.A., in addition to resale restrictions imposed upon affiliates generally under the 1933 Act, execute a written agreement to the effect that it will not sell, transfer or otherwise dispose of any of the shares of Symmetricom common stock issued to it in the merger until seven months after the merger, after which no more than ten percent per month on a cumulative basis may be sold. These contractual restrictions expire on the merger’s first anniversary.

COMPARATIVE PER-SHARE MARKET PRICE AND DIVIDEND INFORMATION

TrueTime common stock and Symmetricom common stock are listed on the Nasdaq National Market. Symmetricom’s ticker symbol on the Nasdaq National Market is “SYMM” and TrueTime’s ticker symbol is “TRUE.” The following table shows, for the periods indicated, the high and low sales prices of shares of Symmetricom common stock and TrueTime common stock, as reported by their respective markets.

	Symmetricom Common Stock		TrueTime Common Stock
	High	Low	High	Low
1999
Quarter ended September 30	$6.917	$4.583	n/a	n/a
Quarter ended December 31	8.583	4.333	$8.750	$6.250

2000
Quarter ended March 31	10.333	6.000	15.500	6.135
Quarter ended June 30	17.333	5.833	7.500	2.750
Quarter ended September 30	17.083	8.750	5.813	2.500
Quarter ended December 31	15.875	8.547	4.250	2.250

2001
Quarter ended March 31	19.875	9.500	3.563	2.250
Quarter ended June 30	18.430	11.650	2.500	1.960
Quarter ended September 30	15.090	4.000	2.150	1.630
Quarter ended December 31	8.900	4.290	1.970	1.480

2002
Quarter ended March 31	9.220	5.840	3.190	1.510
Quarter ended June 30	7.000	3.650	3.450	2.200

On March 26, 2002, the last full trading day before the public announcement of the proposed merger, the last reported closing price was $6.180 per share for Symmetricom common stock and $1.650 per share for TrueTime common stock. On                 , 2002, the most recent practicable date prior to the printing of this proxy statement/prospectus, the last reported closing price was $                 per share for Symmetricom common stock and $             per share for TrueTime common stock. We urge you to obtain current market quotations prior to making any decision as to how to vote your shares with respect to the merger. See “Risk Factors” beginning on page 13.

Following the merger, Symmetricom common stock will continue to be traded on the Nasdaq National Market under the ticker symbol “SYMM.”

As of March 27, 2002, there were approximately 1,158 stockholders of record of Symmetricom common stock. As of March 27, 2002, there were approximately 81 stockholders of record of TrueTime common stock. Symmetricom and TrueTime have not declared or paid cash dividends on their respective capital stock in the past, and they do not intend to pay cash dividends in the foreseeable future. Both companies currently intend to retain future earnings for the development of their businesses.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements present the effect of the pending mergers between Symmetricom and TrueTime and between Symmetricom and Datum. The unaudited pro forma combined financial statements include:

•	unaudited pro forma combined balance sheet as of March 31, 2002;

•	unaudited pro forma combined statements of operations for the nine months ended March 31, 2002 and the year ended June 30, 2001; and

•	the accompanying notes to unaudited pro forma combined financial statements.

The unaudited pro forma combined statements of operations for the nine months ended March 31, 2002 and the year ended June 30, 2001 give effect to the mergers as if they had occurred on July 1, 2000. The unaudited pro forma combined statements of operations for the nine months ended March 31, 2002 and the year ended June 30, 2001 are based on the historical unaudited and audited results of operations of Symmetricom, and the unaudited results of operations of TrueTime and Datum for each of the periods then ended.

The unaudited pro forma combined balance sheets as of March 31, 2002 give effect to the mergers as if they had occurred on March 31, 2002. The unaudited pro forma combined balance sheets as of March 31, 2002 are based on the historical unaudited balance sheets of Symmetricom, TrueTime and Datum as at that date.

The following unaudited pro forma combined financial information, consisting of the unaudited pro forma combined statements of operations, unaudited pro forma combined balance sheet and the accompanying notes should be read in conjunction with the historical consolidated financial statements and notes of Symmetricom, which are incorporated by reference in this proxy statement/prospectus, and the historical financial statements and notes of TrueTime and of Datum set forth in this proxy statement/prospectus.

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of Symmetricom after the mergers or of the financial position or results of operations of Symmetricom that would have actually occurred had the mergers been effected as of the dates described above.

The allocation of the aggregate purchase price of each TrueTime and Datum reflected in the unaudited pro forma combined financial information of Symmetricom is preliminary. The actual purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be based upon management’s evaluation of such assets and liabilities after the merger becomes effective and, accordingly, the adjustments that have been included will change based on the final allocation of the total purchase price (including any purchase price adjustment). Such allocation may differ significantly from the preliminary allocation included in this proxy statement/prospectus.

SYMMETRICOM, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET  As of March 31, 2002  (In thousands)

	Historical Symmetricom	Historical TrueTime	Adjustments		Pro Forma Symmetricom TrueTime	Historical Datum	Adjustments		Pro Forma Symmetricom TrueTime Datum
Assets
Current assets:
Cash and investments:
Cash and cash equivalents	$49,598	$6,854	$(7,685	)(1)	$48,767	$2,982	$(4,900	)(5)	$46,849
Restricted cash	—	—	—		—	1,072	—		1,072
Short-term investments	4,072	—	—		4,072	—	—		4,072

Total cash and investments	53,670	6,854	(7,685)		52,839	4,054	(4,900)		51,993
Accounts receivable, net	9,929	3,216	—		13,145	20,096	—		33,241
Inventories, net	21,160	4,733	(3,000	)(1)	22,893	27,241	—		50,134
Prepaids and other current assets	3,814	1,076	—		4,890	4,458	—		9,348
Deferred income taxes	6,066	1,765	(1,765	)(1)	6,066	3,158	—		9,224

Total current assets	94,639	17,644	(12,450)		99,833	59,007	(4,900)		153,940
Property, plant and equipment, net	22,450	3,851	(1,000	)(1)	25,301	14,158	—		39,459
Goodwill, net	3,704	752	6,436	(1)	10,892	8,549	34,581	(5)	54,022
Other intangible assets, net	7,872	—	3,771	(1)	11,643	2,733	19,716	(5)	34,092
Deferred taxes and other assets	4,712	—	—		4,712	1,181	(4,939	)(5)	954
Note receivable from employee	500	—	—		500	—	—		500

Total assets	$133,877	$22,247	$(3,243)		$152,881	$85,628	$44,458		$282,967

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,235	$616	$—		$4,851	$5,223	$—		$10,074
Accrued compensation	3,540	—	—		3,540	2,901	—		6,441
Other accrued liabilities	11,539	1,725	(84	)(1)	13,180	2,498	(347	)(5)	15,331
Current maturities of long-term obligations	580	179	—		759	1,060	—		1,819

Total current liabilities	19,894	2,520	(84)		22,330	11,682	(347)		33,665
Noncurrent liabilities:
Long-term obligations	6,740	645	(126	)(1)	7,259	4,559	—		11,818
Deferred income taxes	114	2	—		116	—	4,041	(5)	4,157

Total liabilities	26,748	3,167	(210)		29,705	16,241	3,694		49,640

Stockholders’ equity:
Preferred stock	—	—	—		—	—	—		—
Common stock	30,063	13,427	3,086	(1)	46,576	55,545	57,406	(5)	159,527
Stockholder note receivable	(555)	—	—		(555)	—	—		(555)
Unearned stock compensation	—	—	—		—	(125)	—		(125)
Accumulated and other comprehensive loss	174	—	—		174	(1,033)	1,033	(5)	174
Retained earnings	77,447	5,653	(6,119	)(1)	76,981	15,000	(17,675	)(5)	74,306

Total stockholders’ equity	107,129	19,080	(3,033)		123,176	69,387	40,764		233,327

Total liabilities and stockholders’ equity	$133,877	$22,247	$(3,243)		$152,881	$85,628	$44,458		$282,967

See notes to unaudited pro forma combined financial statements.

SYMMETRICOM, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Year Ended June 30, 2001
(In thousands, except per share data)

	Historical Symmetricom	Historical TrueTime	Adjustments		Pro Forma Symmetricom TrueTime	Historical Datum	Adjustments		Pro Forma Symmetricom TrueTime Datum
Net sales	$152,668	$19,983	$—		$172,651	$130,572	$—		$303,223
Cost of sales	85,003	10,495	—		95,498	71,649	—		167,147

Gross profit	67,665	9,488	—		77,153	58,923	—		136,076
Operating expenses:
Research and development	12,908	3,168	—		16,076	14,815	—		30,891
Selling, general and administrative	31,050	7,994	—		39,044	30,984	—		70,028
Amortization of goodwill and intangibles	1,960	26	398	(2)(3)	2,384	2,127	2,773	(3)(6)	7,284
Nonrecurring (loss) gain	(37)	—	—		(37)	2,718	—		2,681

Operating income	21,784	(1,700)	(398)		19,686	8,279	(2,773)		25,192
Gain on sale of equity investments	11,325	—	—		11,325	—	—		11,325
Interest income	2,432	398	—		2,830	121	—		2,951
Interest expense	(664)	4	—		(660)	(549)	—		(1,209)

Income (loss) before taxes	34,877	(1,298)	(398)		33,181	7,851	(2,773)		38,259
Income tax provision (benefit)	6,053	(560)	(161)		5,332	3,321	(1,123)		7,530

Net income (loss) from continuing operations	$28,824	$(738)	$(237)		$27,849	$4,530	$(1,650)		$30,729

Earnings (loss) per share from continuing operations—basic	$1.23	$(0.13)			$1.07	$0.75			$0.72

Weighted average shares outstanding—basic	23,474	5,814			26,015	6,033			42,673

Earnings (loss) per share from continuing operations—diluted	$1.15	$(0.13)			$1.01	$0.71			$0.68

Weighted average shares outstanding—diluted	25,005	5,814			27,546	6,359			45,101

See notes to unaudited pro forma combined financial statements.

SYMMETRICOM, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Nine Months Ended March 31, 2002
(In thousands, except per share data)

	Historical Symmetricom	Historical TrueTime	Adjustments		Pro Forma Symmetricom TrueTime	Historical Datum	Adjustments		Pro Forma Symmetricom TrueTime Datum
Net sales	$54,952	$13,710	$—		$68,662	$64,695	$—		$133,357
Cost of sales	33,752	8,687	—		42,439	38,885	—		81,324

Gross profit	21,200	5,023	—		26,223	25,810	—		52,033
Operating expenses:
Research and development	8,477	2,614	—		11,091	9,480	—		20,571
Selling, general and administrative	18,543	5,106	—		23,649	21,437	—		45,086
Amortization of goodwill and intangibles	1,173	19	547	(2)(3)	1,739	447	3,227	(3)(6)	5,413
Nonrecurring losses and expenses	409	1,148	(150	)(4)	1,407	—	—		1,407

Operating loss	(7,402)	(3,864)	(397)		(11,663)	(5,554)	(3,227)		(20,444)
Gain on sale of equity investments	1,487	—	—		1,487	—	—		1,487
Interest income	1,064	135	—		1,199	117	—		1,316
Interest expense	(489)	(38)	—		(527)	(232)	—		(759)

Loss before taxes	(5,340)	(3,767)	(397)		(9,504)	(5,669)	(3,227)		(18,400)
Income tax benefit	1,672	1,399	161		3,232	4,573	1,307		9,112

Net loss from continuing operations	$(3,668)	$(2,368)	$(236)		$(6,272)	(1,096)	(1,920)		(9,288)

Loss per share from continuing operations—Basic	$(0.16)	$(0.40)			$(0.25)	$(0.18)			$(0.22)

Weighted average shares outstanding—basic	22,698	5,950			25,298	6,192			42,393

Loss per share from continuing operations—Diluted	$(0.16)	$(0.40)			$(0.25)	$(0.18)			$(0.22)

Weighted average shares outstanding—diluted	22,698	5,950			25,298	6,192			42,393

See notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED  FINANCIAL STATEMENTS

Basis of Presentation

The total purchase prices of TrueTime and Datum will be allocated to the assets acquired and liabilities assumed, based on their respective fair value. The allocation of the aggregate purchase prices reflected in the pro forma financial statements is preliminary. The actual purchase price allocations to reflect the fair values of assets acquired and liabilities assumed will be based upon management’s evaluation of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma statements will change based upon the final allocations of the total purchase price (including any purchase price adjustment). Such allocations may differ significantly from the preliminary allocations included herein.

The pro forma statements of operations for the nine months ended March 31, 2002 and the year ended June 30, 2001 give effect to the mergers as if they had occurred on July 1, 2000. The pro forma statements have been prepared by management of Symmetricom based on the unaudited and audited consolidated financial statements of Symmetricom as at and for the nine months ended March 31, 2002 and for the year ended June 30, 2001, respectively, the unaudited financial statements of TrueTime and Datum as at the nine months ended March 31, 2002 and for the twelve months ended June 30, 2001, respectively. We derived the statement of operations and the net loss per common share for TrueTime for the twelve months ended June 30, 2001 by adding the results for the nine months ended June 30, 2001 with the results for the three months ended September 30, 2000. We derived the statement of operations and the net loss per common share for Datum for the twelve months ended June 30, 2001 by adding the results for the six months ended June 30, 2001 with the results for the year ended December 31, 2000 and subtracting the results for the six months ended June 30, 2000. We derived the statement of operations and the net loss per common share for TrueTime for the nine months ended March 31, 2002 by adding the results for the six months ended March 31, 2002 with the results for the three months ended September 30, 2001. We derived the statements of operations and the net loss per common share for Datum for the nine months ended March 31, 2002 by adding the results for the three months ended March 31, 2002 with results the year ended December 31, 2001 and subtracting the results for the months ending June 30, 2001. The accounting policies used in the preparation of the pro forma statements are those disclosed in Symmetricom’s audited and unaudited consolidated financial statements.

The pro forma statements also are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma statements, no adjustments have been made to reflect transactions which have occurred since the dates indicated or to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Symmetricom and TrueTime.

The pro forma financial information, consisting of the pro forma statements of operations, pro forma balance sheet and the accompanying notes, should be read in conjunction with the historical consolidated financial statements and notes of Symmetricom, which are incorporated by reference in this proxy statement/prospectus, and the historical financial statements and notes of TrueTime and Datum set forth in this proxy statement/prospectus. The pro forma statements should also be read in conjunction with the description of the merger in this proxy statement/prospectus.

Acquisition of TrueTime

Under the terms of the merger agreement, each outstanding common share of TrueTime shall be exchanged for 0.43697 of a share of Symmetricom common stock and cash anticipated to equal $0.84 (subject to adjustment to reflect the effect of any stock split, dividend, reorganization or similar change in Symmetricom or TrueTime common stock). The cash component of the consideration is subject to downward adjustment based on TrueTime’s transaction expenses in the merger. The merger agreement also calls for the cancellation and surrender of all vested and unvested outstanding options to purchase TrueTime common stock in exchange for a cash payment per option share equal to the excess, if any, of the sum of the closing price on the Nasdaq of a share of TrueTime stock as of the date of the closing of the merger plus an amount of cash estimated to be $0.84, over the exercise price applicable to such option share.

Acquisition of Datum

On May 22, 2002, Symmetricom entered into a merger agreement to acquire Datum, Inc. Subject to the terms and conditions of that merger agreement, each share of Datum common stock outstanding will be exchanged for 2.7609 shares of Symmetricom common stock (subject to adjustment to reflect any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock, and subject further to possible downward adjustment in association with transaction costs). Under the terms of this merger agreement, Symmetricom estimates that it will issue in aggregate approximately 18.4 million shares of its common stock and options and warrants to purchase shares of Symmetricom common stock in exchange for all of Datum’s outstanding equity interests. The acquisition of Datum is intended to qualify as a tax-free reorganization and to be accounted for as a purchase. Completion of the Datum merger is expected to occur after the completion of the TrueTime merger, and is subject to regulatory and Datum stockholder approval and the satisfaction of other customary closing conditions.

Purchase Price—TrueTime

In determining the TrueTime purchase price, Symmetricom used the estimated value of Symmetricom common stock of approximately $6.20 per share based on the average closing price of Symmetricom’s common stock for the two trading days before the announcement and the two trading days after the announcement.

The purchase was estimated as follows (in thousands):

Fair value of common stock to be issued	$16,276
Cash	5,000
Estimated cash for canceled TrueTime options	985
Fair value of assumed TrueTime warrants	237
Estimated transaction costs	1,700

Total purchase price	$24,198

The following is a preliminary allocation of the purchase price using TrueTime’s March 31, 2002 balances (in thousands):

Cash and cash equivalents	$6,854
Property, plant and equipment	2,851
Other tangible assets	6,025
Tradename	585
Existing technology	3,186
In-process research and development	466
Goodwill	7,188
Assumed liabilities	(2,957)

Total purchase price	$24,198

The actual purchase price allocation is also dependent upon the fair values of the acquired assets and assumed liabilities as of the acquisition date and the finalization of the preliminary valuation report. The $466,000 allocated to in-process research and development represents the purchased in-process technology that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to developed technology and the percentage of completion of the project. The resulting cash flows were then discounted back to their present values at appropriate discount rates.

The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The resulting net cash flows from such products are based on estimates of revenue, cost of revenue, research and development costs, sales and marketing costs, and income taxes from such projects. The amounts allocated to in-process research and development will be charged to the statements of operations in the period the acquisition is consummated.

Purchase Price—Datum

In determining the Datum purchase price, Symmetricom used the estimated value of Symmetricom common stock of approximately $5.69 per share based on the average closing price of Symmetricom’s common stock the two trading days before the announcement and the two trading days after the announcement.

The purchase was estimated as follows (in thousands):

Fair value of common stock to be issued	$98,071
Fair value of assumed Datum options	13,100
Fair value of assumed Datum warrants	1,780
Estimated transaction costs	4,900

Total purchase price	$117,851

The following is a preliminary allocation of the purchase price using Datum’s March 31, 2002 balances (in thousands)

Cash and cash equivalents	$2,982
Property, plant, and equipment	14,158
Other tangible assets	57,206
Existing technology	21,936
In-process research and development	2,675
Other intangible assets	513
Deferred compensation	125
Goodwill	43,130
Deferred tax liability	(8,980)
Assumed liabilities	(15,894)

Total purchase price	$117,851

The actual purchase price allocation is also dependent upon the fair values of acquired assets and assumed liabilities as of the acquisition date and the finalization of the preliminary valuation report. The $2,675,000 allocated to in-process research and development represent the purchased in-process technology that, as of the date of acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to developed technology and the percentage of completion of the project. The resulting cash flows were then discounted back to their present values at appropriate discount rates.

The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The resulting net cash flows from such products are based on estimates of revenue, cost of revenue, research and development costs, sales and marketing costs, and income taxes from such projects. The amounts allocated to in-process research and development will be charged to the statements of operations in the period the acquisition is consummated.

Symmetricom is in the process of determining the amount of any integration or restructuring costs associated with the acquisition. These costs are expected to include expenses associated with involuntary employee terminations, employee relocations, noncancelable lease costs and other costs associated with the integration and/or exit of certain business activities.

Weighted Average Shares Outstanding

The pro forma number of Symmetricom common shares used in computing net income (loss) from continuing operations was calculated as follows:

	Nine Months Ended March 31, 2001		Year Ended June 30, 2001
	Basic	Diluted	Basic	Diluted
	(in thousands)		(in thousands)
Historical weighted average common shares outstanding	22,698	22,698	23,474	25,005
Increase in common shares attributable to the purchase of TrueTime stock	2,600	2,600	2,541	2,541
Increase in common shares attributable to the purchase of Datum stock	17,095	17,095	16,658	17,555

Total pro forma weighted average common shares outstanding	42,393	42,393	42,673	45,101

Pro Forma Adjustments

The unaudited pro forma condensed consolidated financial statements give effect to the following pro forma adjustments:

(1)    to reflect the acquisition of TrueTime based on the preliminary purchase price allocation described above;

(2)    to reflect amortization of existing technology and tradenames over their estimated useful life of five years as if the acquisition occurred on July 1, 2000. The $466,000 amount allocated to in-process research and development has not been included in the unaudited pro forma combined statements of operations as it is nonrecurring, but is included as an adjustment to retained earnings in the unaudited pro forma combined balance sheet. This amount will be expensed in the period the acquisition is consummated;

(3)    to eliminate historical goodwill amortization for all periods to reflect the results as if Symmetricom, TrueTime and Datum adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) as of the beginning of the periods. Symmetricom ceased amortization of goodwill beginning on July 1, 2001;

(4)    to eliminate the acquisition cost of TrueTime related to the merger;

(5)    to reflect the acquisition of Datum based on the preliminary purchase price allocation described above; and

(6)    to reflect the amortization of existing Datum technology and other intangible assets over their estimated useful lives of approximately five years and one year, respectively, as if the acquisition occurred on July 1, 2000. The $2,675,000 amount allocated to in-process research and development has not been included in the unaudited pro forma combined statements of operations as it is nonrecurring, but is included as an adjustment to retained earnings in the unaudited pro forma combined balance sheet. This amount will be expensed in the period the acquisition is consummated.

Items Not Adjusted

The pro forma statements do not reflect any operating efficiencies, cost savings and other benefits, or merger related expenses anticipated by Symmetricom’s management as a result of the merger.

Common Shares Outstanding

The number of pro forma common shares outstanding after giving effect to the transaction for purposes of the Pro Forma March 31, 2002 balance sheet are:

(in thousands)
Symmetricom’s common shares outstanding at March 31, 2002	22,244
Increase in common shares attributable to the purchase of TrueTime stock (5,950,000 shares x 0.43697)	2,600
Increase in common shares attributable to the purchase of Datum stock (6,244,000 shares x 2.7609)	17,239

Total pro forma common shares outstanding	42,083

INFORMATION ABOUT TRUETIME, INC.

TrueTime’s Business

TrueTime designs, develops, manufactures, markets, sells and services precision time and precision electrical signal-generating products that are essential components used in telecommunications, computer networking, e-commerce, aerospace and various other commercial markets. TrueTime’s products use a variety of external timing references, including most importantly the Global Positioning System, or GPS, together with advanced electronic circuitry and software to provide high quality signals and precise time. TrueTime offers a wide variety of products, which can be divided into the following broad categories:

•	precise time and frequency products

•	computer plug-in cards with precise timing capabilities

•	computer network time servers

•	time code products

•	time displays

TrueTime’s products, incorporated as components in complex systems, allow customers to

•	improve clarity and quality of voice, video and data in wireline, wireless and satellite communications,

•	maximize network and communication bandwidth,

•	authenticate the time of stock market and other e-commerce transactions,

•	monitor and control the frequency of electric utility power grids to prevent power black-outs and quickly locate power line faults,

•	transmit television signals at designated frequencies to meet regulatory requirements,

•	meet requirements for secure communications, particularly in national defense and security contexts, and

•	time high resolution data collected in military ranges and in space launches with a high degree of accuracy.

During the past decade, TrueTime has strived to produce state-of-the-art precise time and frequency technology. TrueTime has developed and implemented five generations of precision time products based on GPS technology through the use of TrueTime’s significant technology resources in the areas of GPS, frequency control, real-time operating systems and computer networking. TrueTime’s increased investments in research and development have allowed it to develop a new platform—a combination of new hardware and software—for many products, decrease time to market for new products and improve product quality and robustness. TrueTime’s new platform also provides a means through which it can enter new markets. Advanced technologies also offer opportunities to reduce manufacturing costs and support expenses by increasing volumes of common products.

Market Overview

Time and frequency products, like TrueTime’s, are important to expanding communications systems of wireline, wireless, satellite and computer network technologies. The increase in demand for precision timing is due in part to the growth in communications and computer network systems worldwide. Growth in data, voice and video transmissions on these networks is anticipated to lead to an increased demand for substantial bandwidth compared to traditional voice traffic. TrueTime believes that the current trend of wireline, wireless, satellite and computer network systems coming together in unified operations and the wide-spread growth of the Internet and e-commerce will lead to increased demand for precision time and frequency products.

Precision time and frequency devices normally require use of an external timing reference to maintain required accuracy. Currently, the predominantly used standard is the highly accurate time reference available from GPS operated by the U.S. Department of Defense. The demand for precision time and frequency referenced to GPS has grown with the increased use of digital wireless communication and is now, in addition to more traditional uses in the aerospace, utility and broadcast industries, being incorporated into wireless, computer and high-speed wireline networks.

Technology Overview

The Precision Clock

The basic clock consists of an oscillator and a counter. While early clocks used pendulums as the oscillator, today, piezoelectric quartz crystals or atomic atoms such as rubidium or cesium are used as the resonating reference. In either instance, a counter tracks the number of oscillations and translates that into a common time increment, usually a second. High quality quartz oscillators are the most common oscillators found in precision time and frequency clocks.

Once a precision clock has been built it is possible to maintain accurate time and generate precise signals, also called frequencies. Accurate time is used in time stamping applications such as telecommunications billing and electronic transactions and can be transferred to other devices for purposes of synchronization. Frequency generation benefits from an accurate clock because it becomes possible to create repetitive signals with respect to a very precise time interval, including high frequency sine waves or digital pulses, both of which are used in many telecommunications applications.

Improving on the Precision Clock

Quartz based clocks are subject to physical factors that affect the overall clock accuracy and stability. The two primary contributors to clock error are temperature changes and aging. The oscillation frequency of the quartz crystal can speed up or slow down depending on variations in temperature. Similarly, the oscillation frequency of a quartz crystal changes over time. Combined, these two factors cause the clock to drift, resulting in incorrect time and a shift in the output frequencies.

The resonant frequency of the quartz crystal can be adjusted to correct for physical factors contributing to the clock error. Much like a person periodically adjusts a wristwatch to the correct time, an oscillator can be periodically adjusted to the correct frequency. This technique is called oscillator disciplining. One factor that distinguishes one precision clock from another is how well the oscillator is disciplined to an external time reference. One of TrueTime’s areas of expertise is in superior oscillator disciplining technology to create extremely accurate and stable clocks.

An external time reference is typically another clock of higher accuracy and precision than the local clock being disciplined. The time base used in all precision clocks is known as Universal Time Coordinated, or UTC. UTC is maintained in the United States by the U.S. Naval Observatory, or USNO, in Washington, D.C. The National Institute of Standards and Technology, or NIST, plays a major role in distributing that time for commercial use. Oscillator disciplining focuses on the UTC time transfer mechanism from the reference to the local clock and the accuracy of that time transfer.

UTC time is made available for synchronization in several different ways with varying degrees of accuracy. The primary means of synchronization to UTC are via the following references:

•	GPS

•	Internet/network clocks

•	AM radio broadcasts

•	Dial-up phone connections

Timing for GPS is maintained by the U.S. Air Force, using time directly from the USNO. NIST is responsible for time distribution using the other techniques. TrueTime manufactures clocks that use all of these references. The timing accuracy provided by GPS, however, is so superior that it has become the external timing reference of choice.

GPS as a Time Reference

GPS is best known for its tremendous impact on markets that are focused on geographical position. Aviation and marine navigation, as well as land surveying and car navigation systems, now enjoy positioning accuracy levels never seen in the past. However, very precise time is integral in determining an accurate position when using a satellite based navigation system.

Each GPS satellite has on board several atomic clocks that are precisely synchronized to UTC. Coded signals are broadcast by each of the 24 GPS satellites with the exact time and the position of each satellite. GPS receivers use an antenna to receive the signals and special semiconductor chip sets to decode them to calculate the position of the antenna. By using a GPS receiver, optimized for time and not position, it is possible to get timing accuracies of plus or minus 1 millionth of a second to UTC. TrueTime’s low end products provide this level of accuracy. By applying sophisticated GPS tracking algorithms developed by TrueTime to discipline clock oscillators, an accuracy of 40 billionths of a second to UTC is routinely achieved in its products.

A significant advantage offered by GPS compared to any other time reference is the worldwide availability of the signals. GPS satellites continuously orbit the earth broadcasting the coded signals. Provided the GPS antenna on the receiving device can receive the signals, precise synchronization to UTC is possible anywhere on the planet. This facilitates an accurate and common time base to synchronize systems across a country or around the world. Events on one continent can be very closely correlated with events on others. Similarly, widely distributed networks such as the Synchronized Optical Network, or SONET, that carries most of the long haul voice traffic in the U.S., can be precisely synchronized to improve efficiency and bandwidth use.

Outputs of the Precision Clock

As a clock becomes more and more precise, the applications shift from providing the precise time to generating very high quality frequencies. Applications for precision clocks generally fall into one of three categories: precise time, frequency generation, and time transfer.

Precise Time

Precise time is a measurement that tells the user what the exact time is. A common application for precise time is time stamping of electronic transactions or data. Electric power utilities also use precise time to measure and maintain operating current and locate transmission faults in the system. For scientific applications, precise time is used to time tag events with very high resolution for comparison with other events. Even directives such as the Emergency 911 initiative for locating cellular based callers will require precision time stamping. Current state-of-the-art time stamping is to the millionth of a second referenced to UTC.

Frequency Generation

The generation of signals such as high frequency sine waves, or a once per second pulse, benefits from a precision clock. Externally disciplined precision clocks can create near perfect waveforms and pulses and can be precisely synchronized with a superior external reference, such as GPS. The fastest growing application for GPS referenced precision clocks is the generation of pulses and frequencies for telecommunications systems. For example, many current wireless base stations use precision GPS references to provide the signals used to create the carrier frequency and to coordinate handoffs between cell sites. Frequency generation also includes high frequency digital pulse generation. These signals are widely used to synchronize communications networks and form the basis for signals that will carry data over networks and satellite systems.

Time Transfer

Time transfer is an integral part of synchronization. It is not feasible to place a precision clock with every computer or instrument that requires precise time. Time distribution then becomes a critical role of the precision clock. The most cost effective ways to distribute time are via wires such as computer serial cables, coaxial cables or ethernet networks.

A popular time transfer technique in military and aerospace applications involves time codes sent over coaxial cables. These codes have been standardized and are known as Inter-Range Instrumentation Group, or IRIG, time codes. IRIG codes are used to synchronize most of the military and government test ranges and launch facilities across the U.S. They are also the primary means to synchronize computers to one millionth of a second to each other.

The fastest growing time transfer technique, and the one with the greatest potential, uses ethernet networks or the Internet as the transfer medium. Using a client server technique known as the Network Time Protocol, or NTP, a single precision clock configured as a time server can synchronize tens of thousands of client computers per hour. A packet exchange initiated by the client computer to the time server can synchronize the client to the satisfactory level for such purposes of one thousandth of a second to the time server.

TrueTime’s Technology Offerings

TrueTime meets the growing timing and frequency needs of modern communication and computer systems by using the following technologies:

GPS Technology

TrueTime strives to develop state-of-the-art products using current GPS timing references. GPS signals are the most accurate, widely available and cost-effective source of timing references today. TrueTime is continually working on next-generation designs and applications to maintain and advance its GPS technologies.

Oscillator Selection and Control

TrueTime generally uses a quartz crystal oscillator as a fundamental component in its precision timing products. Using and controlling an extremely stable oscillator is critical to maintaining accurate time and frequencies, especially if synchronization reference sources are lost (such as the loss of satellite signals when a GPS antenna is accidentally damaged). TrueTime believes that it has strong relationships with its oscillator suppliers and a variety of technological advantages in the ability to test, select and control high-stability oscillators.

Real-Time Operating Systems

TrueTime incorporates real-time operating systems in its newest products. These operating systems are required to control precision timing devices and frequency sources and to process data in real time without introducing timing delays and synchronization problems. TrueTime believes this provides it with advantages in next-generation applications that will speed the introduction of new products.

Internet Interfaces

TrueTime produces precision timing devices that can be controlled using a browser over the Internet or through a local area network. This permits the user to control the unit from anywhere in the world. TrueTime believes this is an essential step in the future of networked equipment. Additionally, TrueTime produces a series of NTP products that allow customers to synchronize computers and other equipment over the Internet.

TrueTime’s Products and Services

TrueTime offers a wide variety of precision clock products upon which it has built a reputation for quality and diversity. TrueTime’s products can generally be divided into the following broad categories:

Precise Time and Frequency Products

TrueTime manufactures precision time products that allow its customers to keep accurate time within 40 billionths of a second. In many ways, TrueTime’s precise time products are similar to clocks and stopwatches—TrueTime’s clocks tell the time of day and can measure the time interval between when an event starts and when it stops. The difference between conventional time measuring devices and TrueTime’s precise time products lies in the accuracy of the measurements. To place the accuracy of TrueTime’s clocks in perspective, a clock which accumulates a 40 billionths of a second time error over a 24 hour period will require more than 500,000 years to accumulate an error of one second.

Quartz-based clocks are subject to numerous physical factors that affect the overall clock accuracy and stability, including temperature changes and aging. TrueTime relies upon GPS as a timing reference for continuously disciplining its oscillators, the fundamental component that determines the accuracy of its time and frequency products. GPS provides 24 hour worldwide coverage that is not affected by weather conditions. The coverage of the 24 satellites in six near-polar orbits together with numerous ground monitoring/verifying stations produces a readily available and highly accurate timing reference with state-of-the-art reliability and performance. However, GPS navigation receivers tend to deliver compromised results when used as a time and frequency receiver. To overcome this shortcoming in a standard GPS receiver, TrueTime has developed proprietary receiver technology optimizing time and frequency that utilizes commercially available GPS electronics. For TrueTime’s older products utilizing a standard GPS receiver, TrueTime employs proprietary algorithms and firmware to extract optimal accuracy and stability from the clock measurements provided by the GPS core receiver. TrueTime believes its products contain superior oscillator disciplining technology which enables it to offer extremely accurate quartz oscillator timing products.

Computer Plug-In Cards

TrueTime manufactures a broad line of precision timing products in the form of plug-in cards for computers. These cards provide precise timing capabilities to computers equipped with very common bus components. Aside from providing accurate time measurement, these cards can provide a variety of time and frequency and other time outputs and functions, as well as time transfer for synchronization. Currently, plug-in cards connected by cables provide one of the easiest and most accurate ways to synchronize the clocks of two or more computers. TrueTime also offers state-of-the-art software development tools to speed the integration of these cards into software applications, which may save software developers significant time and money.

Computer Network Time Servers

TrueTime manufactures several products for computer network time distribution. These products provide an extremely powerful and efficient manner in which to bring entire networks of computers into precise time synchronization. Designated computers run programs in the background that periodically correct the time of each local computer to that of the time server. As a result, TrueTime believes that network synchronization of thousands of computers to an accuracy of a second or less is achievable using these products. With the pervasive growth of the Internet and e-commerce and increasing electronic transactions, TrueTime believes that the demand for such synchronization products will continue to increase.

Time Code Products

TrueTime offers a wide variety of time code generation, translation and synchronization products, including timing output options for its precise clocks. A time code is a data format for recording and processing time measurements. Time codes arose from the need to synchronize the instruments used to monitor the many aspects of a real time weapons test and to share the collected data with others monitoring the same test at different locations. Time codes provide the digital data format necessary for computers to transfer and correlate encoded time data among computers in a highly accurate manner.

Time Displays

TrueTime manufactures a variety of time displays. These one-half-inch to four-inch light-emitting diode, or LED, displays often present a variety of information including the time of day, frequency information regarding system electrical current, or “countdown-to-launch” arrays. In many cases, the display is sold as an accessory to a precision clock to display the precise time in an instrument rack or control room.

TrueTime’s Customers

TrueTime’s customers are businesses and government agencies that have sophisticated and demanding needs for timing with greater accuracy and resolution than available from conventional time measuring devices. TrueTime’s major customer groups include:

Aerospace Industry and National Defense

Among TrueTime’s long-standing customers are many different government agencies, including the U.S. Department of Defense, NASA and the State Department, as well as organizations operating test ranges for the Department of Defense. These customers make measurements of fast moving objects such as aircraft, weaponry projectiles, missiles and spacecraft. These customers also need highly accurate clocks to record critical, high-resolution measurements and gather required data for events that are changing rapidly.

Telecommunication Companies

Telecommunication companies are continually seeking to deliver greater bandwidth and connectivity to transmit data reliably at faster speeds. Wireline telephone companies that transmit audio, video and other data over wires encounter many problems if timing or synchronization is not precise. These problems include unreadable facsimiles and corrupted or lost data as well as frozen images on video conference screens. Similarly, wireless telephone carriers using cellular or satellite communication need precise time and synchronization to avoid static and blocked calls. Many of TrueTime’s customers require customized form, fit, and function of its technology to meet their specific needs.

Computer Networks

TrueTime’s customers include computer network designers and users because today’s computer network technology is characterized by increasingly faster data transfer and throughput rates. Most major national and worldwide businesses operate large computer networks. The operation of computer networks is also becoming standard for many smaller businesses. Synchronization of timing in the network can increase the quality of data transmission and reduce the risk of system downtime.

E-commerce

The amount of data being transmitted over the Internet is expanding rapidly because of the growing number of users and the increasing range of data-intensive activities for which the Internet is used. Businesses increasingly enhance their reach to customers and suppliers with applications such as electronic commerce, supply chain management, global marketing and customer support via the Internet. Consumers use the Internet to communicate, collect and publish information, make retail purchases and access online entertainment. These network-based businesses and consumer activities require the transmission of increasingly large amounts of data quickly and reliably. Management of this data amongst TrueTime’s customers is imperative. TrueTime’s products provide these customers with an accurate time stamping reference, allowing them to more efficiently manage such data.

Power Utilities

TrueTime’s power utility customers use precise time to maintain a precise frequency of 60 Hz for the electricity that literally runs our nation. Precise monitoring and control of the power line alternating current frequency helps to prevent power brown-outs and black-outs. Precise timing also aids in the location of power line faults.

Television Broadcasting

Television stations need both accurate time and frequency references to keep their transmissions synchronized, their transmitters operating at the correct frequency and to switch between feeds cleanly. TrueTime’s GPS timing products provide both time and frequency outputs for these purposes.

In fiscal year 2001, TrueTime sold its products to more than 1,000 customers. TrueTime’s customers include companies that order a large number of very similar products, as well as customers that order a small number of special order products. The majority of TrueTime’s sales are made to numerous, and usually repeat, customers who purchase small quantities of multiple types of products and who often have custom or semi-custom specifications. For larger orders, TrueTime often delivers multiple types of products to multiple locations. The diversity of TrueTime’s customers requires significant customer support, flexible manufacturing, and a wide array of product inventory. TrueTime’s engineering and manufacturing operations and business systems have been adapted for fast-turn, customer-specific product variations. TrueTime believes that the size and diversity of its customer base reduces the business risk inherent in dependence on a small number of large-volume customers. The large number of TrueTime’s customers results in many customers generating relatively small amounts of sales.

Among TrueTime’s largest customers during the last three fiscal years have been separate purchasing arms of the U.S. military services and Hughes Network Systems, Oscilloquartz, S.A., Lockheed Martin Corporation, Motorola, Inc., Novacom Microwave, LTD, Litton Denro, Boeing, General Dynamics and NASA. Generally, TrueTime’s largest customers tend to change or rotate from year to year, although U.S. governmental units or prime contractors to the government are consistently among its largest customers. During fiscal years 1999, 2000 and 2001, purchases by the U.S. Army comprised approximately 18%, 13%, and 15% respectively, of TrueTime’s sales. Sales to U.S. government units and indirect government customers, as a whole, comprised 28%, 36% and 53% of TrueTime’s sales during fiscal years 1999, 2000 and 2001, respectively.

Sales and Marketing

In fiscal years 1999, 2000 and 2001, approximately 16%, 19% and 16%, respectively, of TrueTime’s sales have been in international markets, but TrueTime is attempting to increase its international marketing efforts. TrueTime markets and sells its products through the following primary channels:

Sales Representatives

More than 95% of TrueTime’s orders come through its 31 domestic and worldwide sales representative organizations. These representatives are independent firms, each assigned a geographical area for promoting and selling TrueTime products. Representatives covering TrueTime’s domestic sales areas receive commissions on the sales generated in their areas, but TrueTime actually confirms and invoices the sale to the customer. TrueTime’s arrangements with its international representatives are different in that these representatives buy TrueTime products at a discount and then resell the products to their customers at prices dictated by their local market conditions.

Direct Contact by TrueTime Employees

TrueTime has 27 employees in its Sales and Marketing Departments, including its customer service personnel. Twelve of these employees are Business Development and Sales Development Managers and are in direct contact with TrueTime’s customers. Most of the other employees work in marketing communications or customer service. TrueTime places special emphasis on making sure its products are performing within specifications and its customers are satisfied doing business with TrueTime.

Because TrueTime typically turns its orders on hand up to five or more times per year, TrueTime does not regard so-called “backlog” as an indicator of its future prospects.

TrueTime’s Competition

The development, manufacture and sale of precise time and frequency products is an intensely competitive industry. Companies offering products in the GPS timing field range from separate timing divisions in very large companies to small stand alone companies with revenues of less than $1 million annually. TrueTime’s principal competitors are Datum, Inc., Frequency Electronics, Inc., Zyfer (an Odetics, Inc. division), Trak Systems, Inc. (a Veritas Corporation subsidiary), Trimble Navigation Ltd, and Symmetricom. In addition, more than a dozen companies produce products that are sold into the time and frequency markets as indirect competition. These competitors consist primarily of component suppliers or integrated system suppliers. As TrueTime continues to grow, it will likely encounter these firms as more direct competitors. In general, most of TrueTime’s competitors have more financial resources and name recognition than TrueTime does, and may be capable of offering more attractive packages for retaining and recruiting employees.

Intellectual Property

TrueTime’s success depends to a significant degree upon the preservation and protection of TrueTime’s product and manufacturing process designs and other proprietary technology. Historically, TrueTime has not filed patents to protect its intellectual property, but has instead relied upon the confidential handling of its designs, nondisclosure agreements with employees and trade secret law to protect its product designs. Only recently has TrueTime begun to file for formal patents. Accordingly, TrueTime’s proprietary products are subject to examination and possibly “reverse engineering” by its competitors. While TrueTime hopes its intellectual property is adequately protected by its confidential trade-secret protection plans and programs, TrueTime cannot be sure that its competitors will be prevented from gaining access to its proprietary and confidential technologies. The use of TrueTime’s technology by others could eliminate any competitive advantages it may have and cause it to lose sales. Moreover, the laws of other countries where TrueTime markets its products may afford even less protection for its intellectual property.

Some of TrueTime’s trade identifiers and product names have been trademarked, including its name, “TrueTime.”

TrueTime currently has a patent pending related to packet based synchronization techniques and will seek to protect future technological developments through the patent process. Currently, however, no single patent, trademark or group thereof is considered essential to the success of TrueTime. If TrueTime resorts to legal proceedings to enforce its intellectual property rights, the proceedings could be burdensome and costly, even if TrueTime were to prevail. There are no proceedings currently pending relating to TrueTime’s intellectual property.

Regulatory Matters

TrueTime’s operations are subject to numerous local, state and federal laws and regulations. While TrueTime does not foresee the need for significant expenditures to ensure continued compliance with current environmental protection laws, regulations in this area are subject to change, and TrueTime cannot be sure that future laws and regulations will not have a materially adverse effect on TrueTime. TrueTime uses very few chemicals or other hazardous materials in its operations and does not expect that significant costs will be incurred in continuing to comply with existing environmental and other laws. TrueTime can offer no assurance that future laws or regulations will not increase the costs of compliance, and this could have a materially adverse effect on TrueTime.

Manufacturing Operations and Facilities

Currently, TrueTime operates out of its Westwind Boulevard facility in Santa Rosa, California. TrueTime moved to a new 70,000 square foot facility in January, 2001. The lease on TrueTime’s current facility is for an initial term of fifteen years with three five-year options to extend the lease. TrueTime abandoned and physically moved out of approximately 34,500 square feet of the Westwind facility as of December 15, 2001. Due to the recent economic downturn, management of TrueTime determined that there was excess capacity on the noncancelable lease and a restructuring charge of $1.0 million was recorded in the fourth quarter. TrueTime is continuing to look for a tenant to sub-lease this portion of the building.

TrueTime entered into a sublease on its former facility (which lease does not expire until 2008) in January 2001 on favorable terms. The sublease has a base rent of $21,250 per month and a term of forty-eight and one half months with an option to extend the sublease for one additional thirty-six month period.

TrueTime uses its production capacity to support top-level assembly and modification, and to conduct sophisticated tests of its products. TrueTime subcontracts base-level fabrication, low-level assembly, surface mount production, and limited top-level assembly to key suppliers with expertise in these areas. All operations are performed under TrueTime’s ISO 9001 certification.

Research and Development

In fiscal 2000 and 2001, TrueTime spent $3.2 million and $3.5 million, respectively, developing a GPS receiver technology that is optimized for time and frequency applications, next generation time servers, and several technology building blocks. This will be used in TrueTime’s next generation products anticipated to be released in fiscal year 2002. In fiscal 1999, TrueTime spent $2.2 million developing network time servers, network interface features and higher levels of integration and capabilities in GPS and real time operating systems.

Suppliers

TrueTime depends upon its suppliers for parts and services. Most of TrueTime’s parts and services are obtainable from multiple sources, although some parts and services are obtainable from only one source. Currently, Trimble Navigation Limited provides most of TrueTime’s supply of a key component for TrueTime’s GPS-based products. While to date TrueTime has not had difficulty obtaining these parts and services, if single-source products or services were to become unavailable, TrueTime’s ability to provide products would be materially affected. TrueTime believes that advances and investment in development technologies and modular designs will allow it to respond quickly if part availability affects production, but there can be no assurance as to that circumstance.

TrueTime’s current delivery times have been affected from time to time by disruptions in the supply chain. Current deliveries range from (1) one to two days for standard products kept in inventory, (2) two weeks to 45 days for products that require configuration and (3) 60 to 90 days for custom products that must be specially built to TrueTime’s customers’ specifications.

TrueTime sells on open account. Therefore, TrueTime uses working capital to pay for the wages of TrueTime’s employees and to carry inventories and accounts receivable pending collections from its customers.

Employees

As of September 30, 2001, TrueTime employed 113 people on a full-time basis, 110 who work at its facility in Santa Rosa, California. TrueTime has never experienced a work stoppage and none of its employees are unionized. Over 40% of TrueTime’s employees have scientific and technical backgrounds.

Corporate Information

In 1991, OYO Corporation U.S.A., a Texas corporation and wholly-owned subsidiary of OYO Corporation, a Japanese corporation, acquired TrueTime’s business as part of its acquisition of Kinemetrics, Inc., which manufactures and sells earthquake monitoring instrumentation. Shortly after acquiring Kinemetrics, OYO U.S.A. established a new California corporation named TrueTime, Inc., and transferred the ownership of the Kinemetrics/TrueTime business to the newly established corporation. In November 1999, TrueTime was incorporated in Delaware and it became a publicly traded company in December 1999.

Properties

TrueTime believes that its facilities are adequate for its current and immediately projected needs.

Legal Proceedings

TrueTime is not aware of any current or pending litigation or proceedings that could have a material adverse effect on its results of operations, cash flows or financial condition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this together with the TrueTime financial statements and other financial information included in this document. This document contains forward-looking statements that involve risks and uncertainties. TrueTime’s actual results may differ materially from those indicated in the forward-looking statements. Please see “Cautionary Statement Concerning Forward-Looking Statements” at page 11.

Overview

TrueTime designs, develops, manufactures, markets, sells and services precision time and precision frequency products that are essential components used in telecommunications, computer networking, e-commerce, aerospace and various other commercial markets. TrueTime’s products use a variety of external timing references, including most importantly the Global Positioning System, or GPS, together with advanced electronic circuitry and software to provide high quality signals and precise time. TrueTime offers a wide variety of products, which can be divided into the following broad categories:

•	precise time and frequency products

•	computer plug-in cards with precise timing capabilities

•	computer network time servers

•	time code products

•	time displays

TrueTime, Inc. began trading on the Nasdaq National Market on December 17, 1999, under the symbol “TRUE”.

Critical Accounting Policies

TrueTime’s discussion and analysis of its financial condition and results of operations are based upon TrueTime’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. TrueTime evaluates its estimates on an on-going basis, including estimates for bad debts, inventories and warranties. TrueTime bases its estimates on historical experience and on various other actual information and assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. TrueTime believes the following critical accounting policies affect its more significant estimates used in the preparations of its financial statements.

Inventory

TrueTime writes down its inventory for obsolete or unmarketable inventory equal to the difference between the cost of inventory and its estimated market value. These write-downs are based on assumptions about future demand and market conditions. If actual market conditions change from those projected by management, additional inventory write-downs may be required.

Lease Related Impairment Loss

In the fourth quarter of 2001 TrueTime recorded a significant restructuring charge in connection with our abandonment of an operating lease as part of a program to restructure our operations and related facilities. Lease abandonment costs were estimated to include the impairment of leasehold improvements and remaining lease liabilities and brokerage fees, offset by estimated sublease income. Estimates related to sublease costs and income are based on assumptions about the time period required to locate and contract with suitable sub-lessees as well as the sublease rates that can be achieved, as determined by using market trend information provided by a commercial real estate brokerage we retained. TrueTime reviews these estimates each reporting period; to the extent that these assumptions change due to market conditions, the ultimate restructuring expenses for abandonment of this facility could vary by material amounts.

Bad Debts

TrueTime records allowances for doubtful accounts for estimated losses resulting from the inability to collect on certain customer accounts. TrueTime analyzes specific accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment history when evaluating the adequacy of the allowance for doubtful accounts. Changes in the above factors can have a material impact on actual bad debts incurred. If the financial condition of TrueTime’s customers deteriorated, resulting in their inability to make further payments on their accounts, additional allowances may be required.

Accounting for Income Taxes

In conjunction with preparing its condensed financial statements, TrueTime must estimate its income taxes in each of the jurisdictions in which we operate. This process involves estimating its actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in its condensed balance sheets. TrueTime must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, it must establish a valuation allowance. To the extent TrueTime establishes a valuation allowance or increases this allowance in a period, it must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining its provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. On March 31, 2002, TrueTime had deferred tax assets of $1.8 million and deferred tax liabilities of $.002 million. A discussion of its income tax provision and the components of its deferred tax assets and liabilities can be found in Note 6 to TrueTime’s condensed financial statements (see page F-7).

Warranties

TrueTime records a provision for the estimated cost of product warranties at the time the revenue is recognized. Although TrueTime engages in product quality programs and processes and is ISO Certified,

TrueTime’s product warranty obligation can be affected by failure rates, material usage and service delivery costs incurred in correcting a product failure. Should product failure rates change, revisions to the estimated warranty liability would be required.

Long lived Assets

TrueTime is required to regularly review all of it’s long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors it considers important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, and its market capitalization relative to net book value. When TrueTime determines that an impairment review is necessary based upon the existence of one or more of the above indicators of impairment, it measures any impairment based on a projected undiscounted cash flow method. Significant judgment is required in the development of projected cash flows for these purposes including assumptions regarding the appropriate level of aggregation of cash flows, their term as well as the underlying forecasts of expected future revenue and expense. TrueTime has not recorded significant impairment charges for goodwill and intangible assets in the past. However, to the extent that events or circumstances cause its assumptions to change, TrueTime may be required to record a charge which could be material.

Results of Operations

The following table sets forth for the three fiscal years ended 1999, 2000, and 2001, and for the three months ended March 31, 2001 and 2002, the percentage of income statement items to total sales:

	Year Ended September 30,			Six Months Ended March 31,
	1999	2000	2001	2001	2002
Statement of Operations Data
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	44.0	45.7	58.5	50.9	59.1

Gross profit	56.0	54.3	41.5	49.1	40.9
Operating expenses:
Selling, general and administrative	28.6	33.8	39.4	41.3	41.2
Research and development	10.4	15.1	18.1	17.9	20.5
Restructuring costs	—	—	5.1

Total operating expenses	39.0	48.9	62.6	59.2	61.7

Income (loss) from operations	17.0	5.4	(21.1)	(10.1)	(20.8)
Interest and other income (expense), net	1.5	2.5	1.5	2.0	0.6

Income (loss) before income taxes	18.5	7.9	(19.6)	(8.1)	(20.2)
Provision (benefit) for income taxes	7.5	3.2	(7.9)	(3.2)	(7.2)

Net income (loss)	11.0%	4.7%	(11.7)%	(4.9)%	(13.0)%

Six Months Ended March 31, 2002 compared to Six Months Ended March 31, 2001

Sales

Sales for the six months ended March 31, 2002 were $8.3 million, a decrease of $1.2 million, or 12.6%, from $9.5 million for the six months ended March 31, 2001. The decrease in sales for the comparable period of the prior year is primarily attributable to the timing of TrueTime’s government orders as reflected by its increased backlog during the period. Actual backlog increased by $1.2 million from the period ending March 31, 2001. Sales to government and indirect government customers totaled 49% of total sales for the six months ended March 31, 2002 compared with 44.4% for the comparable period in 2001. International shipments for the six months ended March 31, 2002 represented 18.6% of total sales compared with 17.3% for the comparable period in 2001.

Cost of Sales

Cost of sales for the six months ended March 31, 2002 was $4.9 million, an increase of $0.1 million or 2.0% from $4.8 million for the six months ended March 31, 2001. Cost of sales as a percentage of total sales increased to 59% of sales in the six months ended March 31, 2002 from 50.9% in the six months ended March 31, 2001. This increase is primarily related to the following:

•
decreasing inventories and lower than planned sales resulted in lower production volumes and hence labor and overhead were applied to inventory at a rate lower than planned resulting in an increase in unabsorbed manufacturing overhead expense ($ 0.55 million or 83% of total increase); and

•	net increase in facility costs for the six month period due to the move to a larger facility in January 2001 ($0.1 million or 25% of total increase).

Operating Expenses

Operating expenses for the six months ended March 31, 2002 were $5.1 million, a decrease of $0.5 million, or 8.9%, from $5.6 million for the six months ended December 31, 2001. Operating expenses increased to 61.7% of sales in the six months ended March 31, 2002 from 59.2% in the six months ended December 31, 2001. Decreases in operating expenses compared to the same six month period last year are primarily related to:

•	lower wages and benefits due to a planned reduction in workforce ($0.3 million)

•	lower sales commission due to decreased sales ($0.18 million)

•	lower administrative costs of being a public company due to increased in-house efficiencies ($0.1 million)

•	decreased facility costs due to the abandonment of a portion of the building in December, 2001 and reallocation of floor space ($0.06 million)

Off setting these decreases were costs associated with the pending merger with a subsidiary of Symmetricom ($0.15 million).

Interest Income

Interest income for the six months ended March 31, 2002 was $0.07 million, a decrease of $0.12 million, or 63%, from $0.19 million for the six months ended March 31, 2001. Such decreases are the result of lower interest rates and a decrease in cash from the same periods in the prior year.

Interest Expense

Interest expense for the six months ended March 31, 2002 was $0.02 million. There was no interest expense in the six months ended March 31, 2001. Interest expense was the result of TrueTime entering into a $0.75 million sale leaseback transaction in April 2001.

Income Taxes

Income taxes for the six months ended March 31, 2002 were 35.5% of the loss before tax compared to 40% of the loss before tax for the six months ended March 31, 2001. The taxes include federal and state income taxes and are included on an estimated basis for the current year. The decrease in the tax benefit for the quarter ended March 31, 2002 is a result of the estimated impact of tax credits, limitation on state net operating loss carryforwards, permanent differences, and other adjustments.

On March 31, 2002, TrueTime had a net deferred tax asset of $1.7 million. The ultimate realization of this net deferred tax asset depends on TrueTime’s ability to generate sufficient taxable income in the future. TrueTime continues to review the recoverability of the net tax deferred asset in light of its recent unprofitable quarters. Prior to the second quarter of fiscal 2001, TrueTime had consistently generated profits on both a quarterly and annual basis for a number of years. Losses incurred in recent quarters were due in part to approximately $1.1 million of costs related primarily to a facility lease impairment charge recorded in fiscal 2001 which it does not expect to occur in the future. Based on its current outlook, TrueTime believes that it will return to profitability in the second half of fiscal 2002 and going forward into fiscal 2003 and beyond and, accordingly, that it is more likely than not that future operations will generate sufficient taxable income to realize the net deferred tax asset. No valuation allowance has been recorded against the net deferred tax asset at March 31, 2002. If at the end of its third quarter of fiscal 2002, TrueTime’s outlook for profitability does not continue to be as favorable as it now is, it is likely that it will reduce its net deferred tax asset through a charge to income tax expense (reducing its stockholders’ equity), and such charge could be material.

Currently, future pretax net income required to realize TrueTime’s net deferred tax asset approximates $4.2 million in total during the net operating loss carryforward period. Historically, its pretax net income has not materially differed from its taxable income. TrueTime’s effective tax rate has historically approximated 40%, with reductions in recent quarters due to limitations in utilization of stated net operating losses and permanent differences. The components of its net deferred tax asset are included in note 6 to TrueTime’s condensed financial statements at page F-7.

TrueTime’s management believes that the future increase in profitability necessary to realize the net deferred tax asset will be generated through a combination of increased sales and gross margins, and a reduction of other operating costs. TrueTime has been investing in a broad program to replace approximately 50% of its existing products, serving existing markets with products that are significantly less expensive to produce as reflected by current quotations from its contract manufacturers. These new products account for 80% of TrueTime’s anticipated near term revenue. TrueTime’s management believes these new products will favorably impact its gross margins. To effect these changes TrueTime has made key changes and investments in senior management in the production, engineering and sales departments. In addition, TrueTime has introduced new products into market sub-sectors that are new to TrueTime. These new market sub-segments are growing faster than its traditional market segments. TrueTime has concentrated on reducing its overhead structure including three separate reductions in its work force and a restructuring of its leased facilities. As a result of these changes, TrueTime’s current annualized cost structure reflects a sizable decrease over last year’s overhead.

TrueTime management is also currently reviewing possible opportunities to carry its Federal net operating losses back to profitable years as a result of recent changes in the tax law. Prior to December 1999, TrueTime was included as a part of the consolidated tax return of its then parent, OYO Corporation U.S.A. TrueTime has exhausted all carrybacks available to it after its separation for tax reporting purposes from OYO Corporation U.S.A. TrueTime is reviewing with OYO Corporation U.S.A. management its tax separation agreement with regard to whether it can extend carrybacks to tax periods prior to December 1999. TrueTime’s ability to carryback further amounts and to recover some of its current federal net operating losses through this means is not determinable at this time.

At March 31, 2002, TrueTime had available net operating loss (NOL) carryforwards of approximately $3.4 million and $2.6 million for federal and state income tax purposes, respectively, expiring as follows:

Federal	State
2010	$1.3m
2011	$1.3m
2020	$1.3m
2021	$2.1m

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

Sales

Sales for fiscal 2001 were $19.44 million, a decrease of $1.67 million, or 7.9%, from $21.11 million in fiscal 2000. The decrease in sales is primarily attributable to the general economic slowdown specifically evident in TrueTime’s commercial markets.

Cost of Sales

Cost of sales for fiscal 2001 was $11.38 million, an increase of $1.73 million, or 17.9%, from $9.65 million in fiscal 2000. Cost of sales increased as a percentage of total sales to 58.5% in fiscal 2001 from 45.7% in fiscal 2000. Such percentage increase is primarily the result of current year obsolete inventory write-downs of $0.60 million. This one-time write-off of certain obsolete inventories takes into consideration TrueTime’s anticipated fiscal year 2002 new product introductions. Also contributing to TrueTime’s increased cost of sales margin was higher compensation and consulting costs of $0.61 million due to process improvement initiatives and upward wage pressures, reduced margins of $0.5 million resulting from unfavorable product and customer mix, and increased facility costs of $0.32 million.

Operating Expenses

Operating expenses for fiscal 2001 were $12.17 million, an increase of $1.83 million, or 17.7%, from $10.34 million in fiscal 2000. Operating expenses increased as a percentage of total sales to 62.6% in fiscal 2001 from 48.9% in fiscal 2000. Operating expenses consisted of the following:

Selling, general and administrative

Selling, general and administrative expenses for fiscal 2001 were $7.65 million, an increase of $.50 million, or 7.0%, from $7.15 million in fiscal 2000. Selling, general and administrative expenses increased as a percentage of total sales to 39.4% in fiscal 2001 from 33.8% in fiscal 2000. The increase of $0.5 million is primarily the result of increased facility costs of $0.23 million with the move to the new building, an additional $0.17 million in costs related to being a public company for a full twelve month period and additional promotional, selling costs of $0.34 million as TrueTime develops new commercial markets, offset by lower consultant costs of $0.23 million due to the software implementation in the prior year.

Research and development

Research and development expenses for fiscal 2001 were $3.52 million, an increase of $0.33 million, or 10.3%, from $3.19 million in fiscal 2000. Research and development expenses increased as a percentage of total sales to 18.1% in fiscal 2001 from 15.1% in fiscal 2000. This increase is the result of adding additional engineering resources and increased facility costs to support future new product introductions.

Restructuring costs

Restructuring charges of $1.0 million were accrued in fiscal 2001 due to the abandonment of excess facility space. Given the recent economic downturn, TrueTime’s management has determined that TrueTime has excess capacity that will not be utilized in the mid-term, and has elected to abandon this space. The restructuring charges primarily relate to noncancelable lease costs. The space was abandoned effective December 15, 2001.

Interest and Other Income (Expense), Net

Interest and other income (expense), net for fiscal 2001 was $297,418, a decrease of $250,136 or 45.7%, from $547,554 in fiscal 2000. Interest income for fiscal 2001 was $320,170, a decrease of $213,728 or 40.0%, from $533,898 in fiscal 2000. This income was earned on TrueTime’s cash deposits held in its money market investment and bank cash accounts. Such decrease is attributable to the continuing decline in interest rates during the year and fluctuation in cash balances. A capital lease was entered into in the third quarter of fiscal 2001 for furniture and electronic equipment. This resulted in interest expense of $23,539 during fiscal 2001.

Income Taxes

TrueTime’s effective income tax rate for the year ended September 30, 2001 was 40.3% compared to 40.9% for the year ended September 30, 2000. TrueTime’s effective income tax rate differs from the statutory federal rate of 34% primarily as a result of the effect of state income taxes.

Year Ended September 30, 2000 Compared to Year Ended September 30, 1999

Sales

Sales for fiscal 2000 were $21.1 million, an increase of $461 thousand, or 2.4%, from $20.6 million in fiscal 1999. The increase in sales is attributable to the increased demand for the newly released versions of TrueTime’s network timeservers.

Cost of Sales

Cost of sales for fiscal 2000 was $9.65 million, an increase of $570 thousand, or 6.3%, from $9.08 million in fiscal 1999. Cost of sales increased as a percentage of total sales to 45.7% in fiscal 2000 from 44.0% in fiscal 1999. Such percentage increase is primarily the result of additional costs associated with the implementation of TrueTime’s ERP software.

Operating Expenses

Operating expenses for fiscal 2000 were $10.3 million, an increase of $2.2 million, or 27.2%, from $8.1 million in fiscal 1999. Operating expenses increased as a percentage of total sales to 48.9% in fiscal 2000 from 39.0% in fiscal 1999. Operating expenses consisted of the following:

Selling, general and administrative

Selling, general and administrative expenses for fiscal 2000 were $7.2 million, an increase of $1.3 million, or 22.0%, from $5.9 million in fiscal 1999. Selling, general and administrative expenses increased as a percentage of total sales to 33.8% in fiscal 2000 from 28.6% in fiscal 1999. The increase of $1.3 million is primarily the result of additional costs of being a public company of $0.6 million, additional promotional and selling costs of $0.4 million.

Research and development

Research and development expenses for fiscal 2000 were $3.2 million, an increase of $1.0 million, or 45%, from $2.2 million in fiscal 1999. Research and development expenses increased as a percentage of total sales to 15.1% in fiscal 2000 from 10.4% in fiscal 1999. The increase of $1.0 million is primarily a result of adding engineering resources to support enhancement of current products and new product introductions. TrueTime has also established a manufacturing engineering group that has been given the responsibility of insuring the manufacturability of TrueTime’s next generation products through the installation of a Product Data Management System. This system is intended to reduce the new product introduction cycle time and to more efficiently integrate new products into the manufacturing process.

Interest and Other Income (Expense), Net

Interest and other income (expense), net for fiscal 2000 was $547,554, an increase of $242,463 or 79.4%, from $305,000 in fiscal 1999. This income was earned on TrueTime’s cash deposits held in its market investment account. Such increase is attributable to the interest on the cash generated from TrueTime’s initial public offering in December 1999.

Income Taxes

TrueTime’s effective income tax rate for the year ended September 30, 2000 was 40.9% compared to 40.6% for the year ended September 30, 1999. TrueTime’s effective income tax rate differs from the statutory federal rate of 34% primarily as a result of the effect of state income taxes.

Liquidity and Capital Resources

At March 31, 2002, TrueTime’s cash and cash equivalents were $6.9 million compared to $7.8 million on September 30, 2001.

For the six month period ended March 31, 2002, TrueTime’s operating activities used $0.7 million. Net loss for the six month period was $1.1 million. Cash used by operating activities includes $0.22 million in decreased accrued expenses which included lower accrued sales commissions and lower payroll accruals due to timing of payments, $0.21 million in decreased lease loss accrual, and $0.62 million in decreased federal and state deferred taxes. The largest contributors of cash include $0.66 million provided by a reduction in inventories and $0.23 million provided by the reduction of trade receivables. Cash provided by operating activities was $1.2 million in fiscal 2001 ending September 30, 2001 as compared to a negative $2.4 million in fiscal 2000. The net increase of $3.6 million is primarily the result of a decrease in net income of $3.2 million offset by a decrease in the change in operating assets in the amount of $6.8 million. The net decrease in the change in operating assets was primarily the result of the following:

•	a net decrease in the change of inventories from the prior fiscal year of $4.3 million due to a successful effort in lowering TrueTime’s inventory as well as the write-off of obsolete inventory;

•	a net decrease in trade receivables of $1.2 million due to increased collection efforts;

•	restructuring costs of $1.0 million due to excess facility space;

•	a net decrease in prepaid expenses of $0.7 million;

•	deferred revenue of $0.2 for long-term service contracts; and

•	increased income taxes receivable of $0.6 million due to a net loss for the year.

Cash provided by operating activities was a negative $2.4 million in fiscal 2000 as compared to a positive $1.6 million in fiscal 1999. The net decrease of $4.0 million was primarily the result of the following:

•	a decrease in net income of $1.3 million during fiscal 2000;

•
an increase in the change in operating assets in the amount of $1.0 million principally resulting from increasing inventories related to a broader product offering and to support next day shipping on specific products; and

•	a decrease in the change in operating liabilities of $1.8 million principally resulting from lower accrued expenses due to a decision not to pay management and employee bonuses for fiscal 2000.

Other investing activities consist principally of capital expenditures. For the six month period ended March 31, 2002, investing activities used $0.20 million, all for capital expenditures. Of this amount, $0.11 million was used for the purchase of electronic equipment and $0.09 million was used for new computer equipment and software. Anticipated capital expenditures for the next three months are $0.3 million, primarily in the area of electronic testing.

Capital expenditures for investments in machinery and equipment were $442,000, $534,000 and $262,000 for fiscal years ending 1999, 2000, and 2001 respectively. In fiscal 2001 there were additional capital expenditures of $1,673,000 used to build out and equip TrueTime’s new manufacturing and office facility. TrueTime sold a group of these assets to a commercial bank in a sale leaseback transaction on April 30, 2001 to finance a portion of these costs. This transaction resulted in a capital lease in the amount of $752,186. The capital lease is for a forty-eight month period. In addition there were capital equipment disposals in fiscal 2001 of approximately $23,000 net book value primarily related to the move from TrueTime’s former facility. TrueTime has committed approximately $160,000 in fiscal year 2002 for capital expenditures for design and production of its products.

For the six month period ended March 31, 2002, financing activities used $0.08 million. The decrease resulted from principal payments on the sale leaseback transaction made in fiscal 2001.

TrueTime sells on open account with terms that usually require payment within 30 days of invoice. Many customers pay later than the agreed-upon terms allow, but generally not later than 30 days after the original due date. TrueTime had no write-offs for bad debts in fiscal year 1999, $13,208 in fiscal 2000 and $34,044 in fiscal 2001. TrueTime has included the effects of anticipated increased accounts receivable in its plans for future working capital requirements.

At March 31, 2002, our cash and cash equivalents were $6.9 million compared to $7.8 million on September 30, 2001 and $7.9 million at September 30, 2000. The decrease reflects cash used for capital expenditures offset by proceeds from the capital lease entered into in May 2001. Cash equivalents are invested on a short-term basis with a major bank and in investment grade, interest-bearing securities. TrueTime expects that the combination of cash and cash equivalents, cash flow from operations and the proceeds from the sale of stock should provide it with sufficient capital resources and liquidity to fund its operations during fiscal 2002.

The following table represents unaudited summarized data for each of the quarters in fiscal 2001 and 2000 (in thousands, except per share amounts).

	2001
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales	$5,408	$4,531	$4,561	$4,942
Gross profit	1,632	1,771	2,121	2,542
Loss from operations	(2,136)	(1,006)	(876)	(83)
Other income (expense), net	48	59	82	108
Net (loss) income	(1,285)	(525)	(476)	15

Basic (loss) earnings per share	$(0.21)	$(0.09)	$(0.08)	$0.00

Diluted (loss) earnings per share	$(0.21)	$(0.09)	$(0.08)	$0.00

	2000
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Sales	$5,949	$4,940	$4,659	$5,556
Gross profit	3,053	2,720	2,712	2,975
Income (loss) from operations	212	1	246	658
Other income (expense), net	173	124	143	108
Net income	248	66	218	452

Basic earnings per share	$0.04	$0.01	$0.04	$0.11

Diluted earnings per share	$0.04	$0.01	$0.03	$0.10

Quantitative and Qualitative Disclosures About Market Risk

TrueTime is exposed to market risks related to changes in interest rates in the future. The unused proceeds from TrueTime’s initial public offering are invested in short term financial instruments, the value of which is subject to interest rate risk and could fall if interest rates rise. These short term instruments are in low-yield, high quality investments. The decline in interest rates during the year ended September 30, 2001 resulted in a decrease in interest income on these investments of approximately $78,000. Additionally, while TrueTime has no plans for future borrowings, any future borrowings will likely have a variable rate component that will fluctuate as interest rates change. If market interest rates were to increase immediately and uniformly by 10%, there would not be a material effect on the results of operations or on our balance sheet.

TrueTime is exposed to market risks related to changes in interest rates in the future. The unused proceeds from TrueTime’s Initial Public Offering are invested in short-term financial instruments, the value of which is subject to interest rate risk and could fall if interest rates rise. These short-term instruments are in low-yield, high quality investments. The decline in interest rates during the six months ended March 31, 2002 resulted in a decrease in interest income on these investments of approximately $40,000 for the period. Additionally, while TrueTime has no plans for future borrowings, any future borrowings will likely have a variable rate component that will fluctuate as interest rates change. If market interest rates were to increase immediately and uniformly by 10%, there would not be a material effect on the results of operations or on our balance sheet.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The beneficial ownership as of June 30, 2002 of shares of TrueTime’s common stock of each executive officer and director, each person known to TrueTime to beneficially own more than 5% of outstanding common stock and all executive officers and directors as a group, along with the percentage of outstanding common stock that such ownership represents, follows. For purposes of computing the percentage of shares beneficially owned by a person or group, shares which the person or group has the right to acquire within 60 days after June 30, 2002 are deemed to be outstanding but are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group. Any vested or unvested options that have an exercise price less than the value of the per share merger consideration will be “cashed out” at the time of the merger, essentially accelerating the vesting of such options. To TrueTime’s knowledge, each person named has sole voting and investment power with respect to the shares indicated except as otherwise stated in the notes to the table. Unless otherwise indicated, the address of each beneficial owner is c/o TrueTime, Inc., 3750 Westwind Boulevard, Santa Rosa, California 95403.

Beneficial Owner	Shares Beneficially Owned	Percentage
OYO Corporation(1)	2,500,000	42.0%
Ichigaya Building 4-2-6 Kudan Kita Chiyoda-ku, Tokyo 102 Japan
OYO Corporation U.S.A.(1)	2,500,000	42.0
7334 N. Gessner Road Houston, Texas 77040
Satoru Ohya(2)	2,516,000	42.3
2-42-10 Takinagara Kita-ku, Tokyo 114 Japan
Katsuhiko Kobayashi(3)(4)	16,000	*
Elizabeth A. Withers(6)	54,000	*
Donald H. Mitchell(7)	53,500	*
John E. Dutil (8)	27,225	*
John M. Hirsekorn (9)	17,500	*
Charles J. Abbe(4)	20,000	*
Charles H. Still(4)	17,000	*
Haresh C. Shah (5)	13,000	*
UBS AG(10)	452,100	7.6
Executive officers and directors as a group (8 people)(11)	2,680,725	43.9%

*	Less than one percent.
(1)	The shares indicated as beneficially owned by OYO Corporation, a Japanese corporation, are held directly by its wholly owned subsidiary OYO Corporation U.S.A.
(2)
2,500,000 of the shares indicated as beneficially owned by Mr. Ohya are owned directly by OYO U.S.A. and are included because Mr. Ohya is an affiliate of OYO Corporation. Mr. Ohya disclaims beneficial ownership of the shares of common stock owned by OYO U.S.A. within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934. Mr. Ohya owns 288,800 ordinary shares of OYO Corporation, and his wife and children collectively own 27,041 shares of OYO Corporation. Mr. Ohya disclaims beneficial ownership of the shares of OYO Corporation owned by his children within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. Also includes options to purchase 10,000 shares at $5.00 per share, 3,000 shares at $2.625 per share and 3,000 shares at $1.62 per share that are presently exercisable.

(3)	Mr. Kobayashi owns 3,420 ordinary shares of OYO Corporation.
(4)
Includes 10,000 shares subject to options exercisable within 60 days of June 30, 2002 at $5.00 per share, 3,000 shares at $2.625 per share and 3,000 shares at $1.62 per share that are presently exercisable.

(5)	Includes 10,000 shares subject to exercise within 60 days of June 30, 2002 at $2.59 per share and 3,000 shares at $1.62 per share that are presently exercisable.
(6)
Includes 52,500 shares subject to options exercisable within 60 days of June 30, 2002 at $5.00 per share that are presently exercisable or exercisable within 60 days; excludes 52,500 shares at $5.00 per share that are not presently exercisable or exercisable within 60 days and 30,000 shares at $1.80 per share that are not presently exercisable or exercisable within 60 days.

(7)
Includes 45,000 shares subject to options exercisable within 60 days of June 30, 2002 at $5.00 per share that are presently exercisable or exercisable within 60 days; excludes 45,000 shares that are not presently exercisable or exercisable within 60 days. Mr. Mitchell retired as an officer and employee of TrueTime effective January 4, 2002.

(8)
Includes 7,500 shares subject to options exercisable within 60 days of June 30, 2002 at $6.19 per share, 10,000 shares at $3.06 per share and 8,750 shares at $3.19 per share that are presently exercisable or exercisable within 60 days. Excludes 20,000 shares at $1.80 per share, 7,500 shares at $6.19 per share, 10,000 shares at $3.06 per share and 26,250 shares at $3.19 per share that are not presently exercisable or exercisable within 60 days.

(9)
Includes 17,500 shares subject to options exercisable within 60 days of June 30, 2002 at $3.00 per share that are presently exercisable or exercisable within 60 days, excludes 20,000 shares at $1.80 per share and 52,500 shares at $3.00 per share that are not presently exercisable or exercisable within 60 days. Mr. Hirsekorn has resigned as an officer and employee of TrueTime effective as of July 19, 2002.

(10)
Based solely on a Schedule 13G filed with the Securities and Exchange Commission on February 15, 2001. According to such Schedule 13G, the address of this entity is Bahnhofstrasse 45, 8021, Zurich, Switzerland.

(11)
Does not include shares owned by Mr. Mitchell, who retired as an officer and employee of TrueTime effective January 4, 2002. Does include shares owned by Mr. Hirsekorn who has resigned as an officer and employee of TrueTime effective as of July 19, 2002.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is incorporated by reference into this document and attached as Annex A, as amended by the first amendment to the merger agreement, which is incorporated by reference into this document and attached as Annex B.

Structure of the Merger

Under the merger agreement, a Symmetricom subsidiary will merge with and into TrueTime with TrueTime subsequently becoming a wholly owned subsidiary of Symmetricom.

Timing of Closing

We expect that the closing will occur as soon as practicable, but in any event within two business days after the day on which the last of the conditions set forth in the merger agreement has been satisfied or waived. Upon satisfaction or, to the extent permitted, waiver of all conditions to the merger, TrueTime and Sco-TRT Acquisition, Inc., the merger subsidiary, will file a certificate of merger with the Secretary of State of the State of Delaware, which will become effective at the time it is filed or at the time specified in the merger certificate, which is the effective time.

Merger Consideration

The merger agreement provides for the exchange of 2.6 million shares of Symmetricom common stock and $5 million in cash, subject to certain possible downward adjustments relating to costs associated with the transaction, for all of the outstanding shares of TrueTime. On a per share basis, each share of TrueTime common stock outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive 0.43697 of a share of Symmetricom common stock and cash in an amount anticipated to be $0.84 (subject to adjustments to reflect the effect of any stock split, stock dividend, reorganization or similar changes in Symmetricom or TrueTime common stock). The amount of cash per share is subject to possible downward adjustment based on the aggregate amount of certain TrueTime merger transaction costs. Any shares of TrueTime common stock held by TrueTime as treasury stock will be cancelled without any payment for those shares.

Treatment of TrueTime Stock Options and Warrants

At the effective time, each outstanding unexercised option granted by TrueTime to purchase shares of TrueTime common stock will be cancelled, and each holder of such options will acquire the right to receive from Symmetricom cash per option share, regardless of whether such options are vested or unvested, equal to the excess, if any, of the sum of 0.43697 multiplied by the closing price of a share of Symmetricom common stock on the Nasdaq on the date the merger closes plus an amount anticipated to be $0.84, over the exercise price of each such option. No consideration will be paid for options with an exercise price less than the per share merger consideration.

At the effective time, each warrant granted by TrueTime will be exercisable, as of the effective time, for that number of whole shares of Symmetricom common stock equal to the number of shares of TrueTime for which the warrant was exercisable, multiplied by the exchange ratio, rounded to the nearest whole number of shares. The new exercise price for the warrant will be equal to dividing the pre-merger exercise price of the warrant by the number of shares of Symmetricom common stock for which the warrant is exercisable as of the effective time, rounded to the nearest whole cent. Upon exercise of the warrant for whole shares of Symmetricom common stock the holder shall also be paid an amount of cash equal to the per share cash amount to be paid in the merger for a share of TrueTime stock for such number of TrueTime shares that would have been purchasable had the subject exercise occurred before the merger.

Exchange of Shares

Symmetricom will appoint an exchange agent to handle the exchange of TrueTime stock certificates in the merger for Symmetricom stock and the payment of cash for fractional shares of Symmetricom stock. Soon after the closing, the exchange agent will send to each holder of TrueTime stock a letter of transmittal for use in the exchange and instructions explaining how to surrender TrueTime stock certificates to the exchange agent. You should not return certificates with the enclosed proxy card.

Holders of TrueTime stock who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of TrueTime stock will not be entitled to receive any dividends or other distributions payable by Symmetricom after the closing until their certificates are surrendered.

Symmetricom will not issue any fractional shares in the merger. Holders of TrueTime common stock will receive a cash payment in the amount of the proceeds from the sale of their fractional shares on the Nasdaq National Market.

Any amounts unclaimed by holders of TrueTime common stock three years after the merger becomes effective, or such earlier date prior to such time as amounts otherwise escheat or become property of any government entity, will, to the extent permitted by applicable law, become the property of Symmetricom.

Covenants

Each of Symmetricom and TrueTime has undertaken certain covenants in the merger agreement. The following summarizes some of the significant covenants.

No Solicitation

TrueTime has agreed that it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives will not directly or indirectly take action to initiate, solicit or encourage an offer for an alternative acquisition transaction of a nature defined in the merger agreement.

Restricted actions include directly or indirectly engaging in discussions or negotiations with any potential bidder and disclosing confidential information or data to a potential bidder. The following actions, however, are permitted by TrueTime or the TrueTime board:

•	make disclosures to its stockholders if, in the good faith judgment of the TrueTime board, failure to do so will be inconsistent with its obligations under applicable law;

•	negotiate with or furnish information in response to an unsolicited bona fide written offer; and

•	recommend a superior offer to TrueTime stockholders in accordance with the provisions of the merger agreement.

TrueTime Board’s Covenant to Recommend

The TrueTime board has agreed to recommend the approval and adoption of the merger agreement to TrueTime’s stockholders. The TrueTime board, however, is not permitted to make this recommendation or to withdraw or modify it in a manner adverse to Symmetricom if the TrueTime board determines in its good faith judgment, after receiving the advice of outside legal counsel, that in light of the superior proposal failure to withdraw or modify its recommendation would be inconsistent with fulfilling its fiduciary duty to stockholders under applicable law.

Even if the TrueTime board of directors changes its recommendation in favor of the merger, TrueTime must still call a stockholders’ meeting as otherwise required by the merger agreement to vote on the approval and adoption of the merger agreement and the merger.

Interim Operations of TrueTime

TrueTime has undertaken a separate covenant that places restrictions on it until either the merger becomes effective or the merger agreement is terminated. In general, TrueTime is required to conduct its business in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. TrueTime has also agreed to some specific restrictions which are subject to exceptions described in the merger agreement. The following table summarizes the more significant of these restrictions undertaken by TrueTime. Without Symmetricom’s prior written consent, TrueTime may not:

•	enter into any material commitment or transaction not in the ordinary course of business;

•	transfer any material property rights, other than pursuant to licenses in the ordinary course of business;

•	enter into any material agreements granting an unrelated third party marketing, distribution or similar rights other than in the ordinary course of business consistent with past practice;

•	commence any material litigation;

•	declare dividends or any other distributions or redeem, repurchase any shares of capital stock except pursuant to purchase rights under certain agreements;

•	issue, grant or sell any voting debt or equity security;

•	split, combine or reclassify capital stock;

•	cause or permit changes to be made to charter documents;

•	acquire or agree to acquire material assets in excess of $25,000;

•	sell, lease, license or dispose of material assets other than in the ordinary course of business consistent with past practice;

•	incur or guarantee any indebtedness for borrowed money;

•	issue or sell debt security or guarantee debt security of others;

•	grant severance or termination pay to any director or employee other than pursuant to the existing agreements of TrueTime;

•	revalue assets other than in the ordinary course of business consistent with past practice;

•	make or change any material tax election or change in an existing tax election relating to a material tax liability; or

•	any other action that would prevent performance of a covenant.

Reasonable Efforts

Symmetricom and TrueTime have agreed to cooperate with each other and use all commercially reasonable efforts to take all actions and do all things necessary or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement.

Employee Benefits Matters

Symmetricom has agreed that all employees of TrueTime and its subsidiaries who continue to be employed by TrueTime, Symmetricom or any Symmetricom subsidiary after the merger will be eligible to participate in Symmetricom’s health and welfare benefit plans.

TrueTime has agreed to terminate or freeze its 401(k) plan or merge its 401(k) plan into the Symmetricom 401(k) plan. After the merger Symmetricom will provide comparable benefits to TrueTime employees as are provided to similarly situated employees of Symmetricom.

Symmetricom has agreed to cause TrueTime employees who are terminated after the merger to be paid in accordance with Symmetricom’s current general severance policy giving credit for service as an employee of TrueTime. Symmetricom’s current general severance policy is to pay four weeks’ salary plus one week’s salary for each year or portion thereof of employment.

Symmetricom has further agreed to offer, or cause a subsidiary to offer, after the merger new employment with severance benefits superior to those under Symmetricom’s current general severance policy to each of four TrueTime officers, Elizabeth Withers, Douglas Arnold, John Dutil, and Brian Connell. These agreements, if accepted, would under certain circumstances result in the payment of lump sum cash severance packages ranging from between six and twenty-four months base salary plus an amount equal to the unvested balance of such person’s 401(k) plan account and the cost of certain applicable COBRA insurance coverage. Symmetricom has also agreed that, if any of these TrueTime officers, except Elizabeth Withers, resigns as of the time the merger becomes effective, it will pay such resigning officer an amount in cash equal to four months base salary plus the cost of four months applicable COBRA insurance coverage and an amount equal to such person’s unvested balance in his TrueTime 401(k) account, and, as to Elizabeth Withers, an amount in cash equal to eight months base salary plus the cost of eight months applicable COBRA insurance coverage and an amount equal to her unvested balance in her TrueTime 401(k) account.

Symmetricom has further agreed that each of sixteen specified TrueTime employees will be eligible for a meaningful retention bonus if he or she is employed by Symmetricom, or a subsidiary, ninety days after the merger closes, and to grant no later than one month after the close of the merger options to acquire in aggregate 200,000 shares of Symmetricom common stock to those TrueTime employees whom Symmetricom intends to retain for more than three months.

Indemnification

Symmetricom has agreed that:

•
for six years after the merger becomes effective Symmetricom will assume and perform in all respects the obligations of TrueTime pursuant to ten specified indemnification agreements between TrueTime and thirteen of its officers and directors which obligate TrueTime to, among other things, indemnify such directors and officers against costs or expenses incurred in connection with any claim arising out of matters existing or occurring at or prior to the effective time of the merger to the extent provided under Delaware law, TrueTime’s certificate of incorporation and its bylaws existing prior to the merger;

•
for six years after the merger becomes effective, Symmetricom will use all reasonable efforts to maintain insurance coverage substantially equivalent to TrueTime’s current policies of officers’ and directors’ liability insurance with respect to claims arising from facts or events occurring prior to the effective time of the merger

TrueTime has agreed that:

•
after March 27, 2002, but before the merger becomes effective, TrueTime will purchase six years of continuing liability insurance coverage covering TrueTime’s officers and directors with respect to claims arising out of matters existing or occurring at or prior to the merger on substantially the same terms as provided by TrueTime’s current policies of officers’ and directors’ liability insurance;

•
to the extent the cost of such insurance exceeds $400,000 plus any existing policy credit, such excess will be treated as a transaction cost in an amount not to exceed $900,000, and the $5,000,000 cash portion of the merger consideration will be reduced by an amount, if any, that the transaction costs in the aggregate exceed $900,000.

Other Covenants

The merger agreement contains additional mutual covenants of the parties, including Symmetricom’s covenant to prepare and file with the Nasdaq National Market prior to the effective time of the merger any documents that may be required.

Representations and Warranties

Both Symmetricom and TrueTime made a number of representations and warranties in the merger agreement regarding aspects of Symmetricom and TrueTime’s respective business, financial condition, structure and other facts pertinent to the merger.

Symmetricom Representations and Warranties

The merger agreement contains various customary representations and warranties of Symmetricom relating to:

•	corporate authorization to enter into the transactions contemplated by the merger agreement;

•	the governmental approvals required in connection with the contemplated transactions;

•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

•	capitalization;

•	filings with the SEC;

•	financial statements;

•	absence of material changes since a specified date;

•	accuracy of information provided for inclusion in this proxy statement/prospectus; and

•	absence of finders’ or advisors’ fees except as indicated in the merger agreement.

TrueTime Representations and Warranties

The merger agreement contains various customary representations and warranties of TrueTime relating to:

•	corporate authorization to enter into the transactions contemplated by the merger agreement;

•	the stockholder vote and governmental approvals required in connection with the contemplated transactions;

•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

•	capitalization;

•	ownership of subsidiaries;

•	filings with the SEC;

•	taxes;

•	financial statements;

•	accuracy of information provided for inclusion in this proxy statement/prospectus;

•	absence of material changes since a specified date;

•	litigation;

•	employees and employee benefit plans;

•	environmental matters;

•	labor matters involving TrueTime or its subsidiaries;

•	leaseholds and title to property;

•	payments to management and accelerated vesting;

•	intellectual property owned or licensed by TrueTime;

•	insurance;

•	accuracy of representations and warranties;

•	the receipt of financial advisor’s opinion regarding fairness of exchange ratio; and

•	transactions with affiliates.

The representations and warranties in the merger agreement do not survive the closing or termination of the merger agreement.

Conditions to the Completion of the Merger

The obligations of Symmetricom and TrueTime to complete the merger are subject to the satisfaction or, to the extent legally permissible, waiver of certain conditions, including:

•	approval and adoption by the TrueTime stockholders of the merger agreement;

•	absence of any legal prohibition on completion of the merger;

•	Symmetricom’s registration statement on Form S-4, which includes this proxy statement/prospectus, being declared effective and not subject to any stop order by the SEC;

•	approval for the listing on the Nasdaq National Market of the shares of Symmetricom common stock to be issued in the merger, if required;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing;

•	accuracy as of closing of the representations and warranties made by the other party to the extent specified in the merger agreement;

•	absence of a material adverse effect or any reasonable likelihood of a material adverse effect on Symmetricom or TrueTime during the period from March 27, 2001 until closing;

•	receipt of all required approvals and third party consents listed on a certain schedule to the merger agreement;

•	OYO Corporation U.S.A. shall have entered into a lock-up agreement restricting the sale of certain of its shares to be acquired in the merger during the first twelve months following the merger;

•	TrueTime shall have taken all necessary steps with respect to terminating, amending or modifying its 401(k) Plan;

•
each member of the TrueTime board, each of TrueTime’s executive officers, and OYO Corporation U.S.A. shall have entered in a support agreement with Symmetricom agreeing to vote his, her, or its TrueTime shares in favor of the merger;

•	no more than 37.5% of certain key employees shall have ceased to be employed with TrueTime or declined to accept employment with Symmetricom;

•	TrueTime shall have purchased continuing directors’ and officers’ liability insurance coverage with a six-year term;

•
new employment agreements will have been offered effective upon the merger’s closing consistent with pre-negotiated forms of agreement with each of TrueTime’s officers Elizabeth Withers, Douglas Arnold, John Dutil and Brian Connell;

•	no more than 4.90% of the holders of TrueTime stock shall have provided notice of an intention to exercise appraisal rights; and

•	the written resignations of all of the directors of the officers and directors of TrueTime shall have been delivered to Symmetricom.

Termination of the Merger Agreement

Right to Terminate

The merger agreement may be terminated at any time prior to the closing in any of the following ways:

(a)    by mutual consent of Symmetricom and TrueTime;

(b)    by either Symmetricom or TrueTime if the merger has not been completed by November 22, 2002;

(c)    by either Symmetricom or TrueTime if TrueTime stockholders fail to approve the merger;

(d)    by either Symmetricom or TrueTime if a court or government body in the United States issues a final non-appealable order or decree, other than a temporary restraining order, enjoining or otherwise prohibiting the merger, if the party seeking to terminate on this basis took all commercially reasonably efforts to avoid or lift such order or decree;

(e)    by Symmetricom if the TrueTime board fails to recommend the merger or withdraws or modifies in a manner adverse to Symmetricom its approval or recommendation of the merger, recommends a superior offer or a tender or exchange offer relating to securities of TrueTime have been commenced and the TrueTime board has not recommended the rejection of such tender or exchange offer pursuant to the terms of the merger agreement;

(f)    by TrueTime if its board of directors authorizes TrueTime to enter into an agreement for a superior proposal; or

(g)    by Symmetricom or TrueTime if the other party has breached its representations, warranties, covenants or obligations under the merger agreement, which breach would result in the failure to satisfy certain specified closing conditions and such breach shall be incapable of being cured, or, if capable of being cured, shall not have been cured within 30 days after written notice thereof was received.

A “superior proposal” is an unsolicited proposal for the acquisition of the majority of TrueTime’s outstanding common stock that the TrueTime board determines in good faith to be more favorable to TrueTime stockholders than the terms of the merger and from a financially capable acquirer.

Neither Symmetricom nor TrueTime can terminate the merger agreement for the reasons described in paragraph (b) above if its failure to fulfill in any material respect its obligations under the merger agreement has resulted in the failure to complete the merger.

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless such party is in willful breach. The provisions of the merger agreement relating to expenses and termination fees, as well as the confidentiality agreement entered into between Symmetricom and TrueTime, will, however, continue in effect notwithstanding termination of the merger agreement. In the event of a willful and material breach of the merger agreement by Symmetricom or TrueTime, such party will be liable for all resulting liabilities or damages up to $900,000.

Termination Fees Payable by TrueTime

TrueTime has agreed to pay Symmetricom a cash amount equal to $900,000 in any of the following circumstances:

•	Symmetricom terminates the merger agreement as described in paragraph (e) under “Right to Terminate” above;

•	TrueTime terminates the merger agreement as described in paragraph (f) under “Right to Terminate” above; or

•
either Symmetricom or TrueTime terminates the merger agreement upon the failure of TrueTime stockholders to approve the merger at a duly held meeting and prior to such meeting an alternative offer was made to TrueTime or its stockholders and within twelve month following such termination TrueTime enters into an alternative acquisition transaction with the person or entity that made the alternative offer.

Expenses

Except as described above, all costs and expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring such costs or expenses.

Amendments and Waivers

Any provision of the merger agreement may be amended or waived prior to closing if the amendment or waiver is in writing and signed, in the case of an amendment, by TrueTime, Symmetricom and the merger subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective. After the approval of the merger agreement by the stockholders of TrueTime, no amendment or waiver shall change the amount or kind of merger consideration or any term of TrueTime’s certificate of incorporation or otherwise adversely affect the TrueTime stockholders without the further approval of such stockholders.

Support Agreements

In order to induce Symmetricom to enter into the merger agreement, and as a condition to Symmetricom’s obligation to close the merger, each of OYO Corporation U.S.A. and TrueTime’s directors and officers have entered into a support agreement with Symmetricom. As of June 30, 2002, OYO Corporation U.S.A. beneficially owned approximately 42% of TrueTime’s common stock, and TrueTime’s officers and directors beneficially owned in aggregate approximately 42.1% of TrueTime’s common stock (excluding shares underlying exercisable and unexercisable options), including the shares owned by OYO Corporation U.S.A., which one of the directors is deemed to own. The following description of the support agreement is a summary of certain of its provisions. This summary does not purport to describe all the terms of the support agreement. The complete text of the form of support agreement is attached as an exhibit to the merger agreement attached at annex A. We urge you to read the entire support agreement.

Pursuant to the terms of the support agreement, OYO Corporation U.S.A. and TrueTime’s officers and directors are required to vote their respective beneficially owned shares in favor of the approval of the merger agreement and the merger, in favor of any matter that could reasonably be expected to facilitate the merger, and against any matter that could reasonably be expected to hinder or delay the closing of the merger.

The support agreement contains customary representations and warranties. Under the terms of the support agreement, each of OYO Corporation U.S.A. and TrueTime’s directors and officers agrees to restrictions on the transferability of its shares and a restriction against soliciting takeover proposals, among other things.

Lock-up Agreement

In order to induce Symmetricom to enter into the merger agreement, and as a condition to Symmetricom’s obligation to close the merger, OYO Corporation U.S.A. has entered into a lock-up agreement with

Symmetricom restricting its ability to sell shares of Symmetricom stock to be acquired in the merger during the period immediately following the merger’s closing. This summary does not purport to describe all terms of the lock-up agreement. The complete text of the lock-up agreement is attached as an exhibit to the merger agreement attached at Annex A of which this prospectus is a part. We urge you to read the entire lock-up agreement.

Pursuant to the terms of the lock-up agreement, OYO Corporation U.S.A. is generally prohibited from selling, transferring or otherwise disposing of shares of Symmetricom common stock to be acquired in the merger, subject to certain exceptions, until such shares are released for sale as provided by the lock-up agreement. Beginning 180 days after the merger becomes effective, and each 30 day period thereafter, 10% of the Symmetricom shares to be acquired by OYO Corporation in the merger will be released for transfer on a cumulative basis. All shares not previously released become released from restrictions imposed by the lock-up agreement 360 days after the merger becomes effective.

COMPARISON OF STOCKHOLDER RIGHTS

Both Symmetricom and TrueTime are Delaware corporations and are governed by Delaware law. In addition, the rights of TrueTime stockholders are currently governed by the TrueTime certificate of incorporation and the TrueTime bylaws. The rights of the Symmetricom stockholders are governed by the Symmetricom amended and restated certificate of incorporation and the Symmetricom bylaws. After the effective time of the merger, the rights of holders of TrueTime capital stock who become holders of Symmetricom common stock will be governed by the Symmetricom amended and restated certificate of incorporation, the Symmetricom bylaws and Delaware law. In most respects, the rights of holders of TrueTime capital stock are similar to the rights of holders of Symmetricom common stock. The following is a summary of the material differences between the current rights of TrueTime stockholders and the rights those stockholders will have as Symmetricom stockholders following the merger.

The summary contained in the following chart is not intended to be complete and is qualified by reference to Delaware law, the TrueTime certificate of incorporation, the TrueTime bylaws, the Symmetricom restated certificate of incorporation and the Symmetricom bylaws.

	TrueTime Stockholder Rights	Symmetricom Stockholder Rights
Authorized Capital Stock:	The authorized capital stock of TrueTime consists of 21 million shares, of which 1 million shares constitute authorized preferred stock and 20 million shares constitute authorized common stock.	The authorized capital stock of Symmetricom is set forth under the “Description of Symmetricom Capital Stock” on page 89.
Number of Directors:
TrueTime’s bylaws provide that the number of directors must be at least three but no more than nine, with the exact number to be determined by the TrueTime board. TrueTime’s board currently consists of six directors.
Symmetricom’s bylaws provide that the number of directors shall initially be six, and thereafter may be determined by the Symmetricom board. Symmetricom’s board currently consists of six directors.
Classification of Board of Directors:	TrueTime’s board is divided into three classes as nearly equal in number as possible, with each class serving a staggered three-year term.	Symmetricom does not have a classified board. Symmetricom’s bylaws require that all directors be elected at each annual meeting or a special meeting of stockholders for a term of one year.
Amendment of Bylaws:
TrueTime’s bylaws can be amended or repealed by the following:
•    An affirmative stockholder vote of  2/3 the voting power of all shares entitled to vote at an election of directors voting together as single class, OR;
•    An affirmative vote of  2/3 of the directors then in office.
Symmetricom’s bylaws can be amended or repealed by an affirmative vote of the majority of directors or a majority of stockholders.
Stockholder Rights Plan:	TrueTime does not have a stockholder rights plan.	Symmetricom’s stockholder rights plan is described under “Stockholder Rights Plan” on page 91.

	TrueTime Stockholder Rights	Symmetricom Stockholder Rights
Stockholder Proposals and Nominations:
TrueTime’s bylaws contain advance notice provisions applicable to stockholder proposals and nominations. In order to bring business before a
TrueTime annual meeting, a stockholder must deliver written notice thereof to

Symmetricom’s bylaws contain advance notice provisions applicable to stockholder proposals and nominations. In order to bring business before a
Symmetricom annual meeting, a stockholder must deliver written notice

TrueTime generally not less than 90 days nor more than 180 days before the annual meeting. However, if less than 100 days notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, TrueTime must receive the stockholder’s proposals or nominations by the close of business on the 10th day after the earlier of the day TrueTime mailed notice of the annual meeting date or provided public disclosure of the meeting date or two days before the scheduled date of the annual meeting, whichever is earlier thereof to Symmetricom generally not less than 60 days nor more than 90 days before the annual meeting. However, if less than 75 days notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, Symmetricom must receive the stockholder’s proposals or nominations by the close of business on the 15th day after the earlier of the day Symmetricom mailed notice of the annual meeting date or provided public disclosure of the meeting date or two days before the scheduled date of the annual meeting, whichever is earlier.

Certain Transactions:	TrueTime’s certificate of incorporation and bylaws do not contain provisions regarding transactions with interested parties.
Symmetricom’s bylaws provide that transactions with Symmetricom’s officers or directors require the affirmative vote of a majority of disinterested directors, unless the transaction is disclosed to and approved by the stockholders, or the board or stockholders determine the transaction to be fair at the time of approval.

Removal of Directors:	TrueTime stockholders may remove directors with cause by the affirmative vote of the majority of stockholders entitled to vote in the election of directors.	Symmetricom stockholders may remove directors with or without cause by the affirmative vote of the majority of stockholders entitled to vote in the election of directors.
Stockholder Action by Written Consent:	TrueTime stockholders cannot take actions by stockholder written consent but rather must take all of their actions at annual or special meetings of stockholders.	Symmetricom stockholders can take action by written consent in lieu of a meeting.

	TrueTime Stockholder Rights	Symmetricom Stockholder Rights
Special Meetings of Stockholders	A special meeting of the stockholders of TrueTime may only be called by an affirmative vote of 2/3 of the board of directors.
A special meeting of the stockholders of Symmetricom may be called by any of the following: the Chief Executive Officer or Secretary at the request of the Chairman of the Board; the President or Chief Executive Officer; a resolution adopted by an affirmative vote of the board of directors; or the holders of shares entitled to cast not less than 10% of the votes at such meeting.

Application of §203 of the Delaware General Corporation Law	TrueTime has not opted out of section 203 of the Delaware General Corporation Law. A brief summary of Section 203 is provided under “Description of Symmetricom Capital Stock” at page 89.	Symmetricom’s amended and restated certificate of incorporation specifically opts out of the application of section 203 of the Delaware General Corporation Law.

DESCRIPTION OF SYMMETRICOM CAPITAL STOCK

The following description of certain terms of the capital stock of Symmetricom is not meant to be complete and is qualified in its entirety by reference to the restated certificate of incorporation and bylaws of Symmetricom which are incorporated herein by reference. See “Where You Can Find More Information” on page 95.

Authorized Capital Stock

The authorized capital stock of Symmetricom consists of 70 million shares of common stock with a par value of $.0001 per share, and five hundred thousand shares of preferred stock, par value $.0001 per share.

Symmetricom Common Stock

Symmetricom common stock outstanding

As of June 30, 2002, there were 22,131,652 shares of Symmetricom stock issued and outstanding, 7,948,761 shares were reserved for issuance pursuant to Symmetricom’s stock option plans, stock option agreements and employee stock purchase plan, of which 5,292,388 shares are subject to outstanding stock options and 300,000 shares of common stock were reserved for issuance pursuant to an outstanding warrant. The outstanding shares of Symmetricom stock are, and the shares of Symmetricom stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable.

Voting Right

Each holder of Symmetricom stock is entitled to one vote for each share of Symmetricom common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends rights; Rights upon liquidation

The holders of Symmetricom common stock are entitled to receive dividends out of assets legally available for dividends at times and in amounts as the Symmetricom board may determine. These dividend rights are subject to any preferential dividend rights granted to the holders of an outstanding Symmetricom preferred stock. Symmetricom has not historically paid cash dividends on shares of its capital stock. The Symmetricom board presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

In the event of liquidation, dissolution, or winding up of Symmetricom, each share of Symmetricom common stock is entitled to share pro rata in any distribution of Symmetricom’s assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Symmetricom preferred stock.

Preemptive and other rights

Holders of Symmetricom common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. There are no redemption or sinking fund provisions.

Symmetricom Preferred Stock

As of June 30, 2002, no shares of Symmetricom preferred stock were issued or outstanding, however 200,000 shares of series A preferred are reserved for issuance pursuant to the shareholder rights agreement described below under “Symmetricom Stockholder Rights Plan”.

Symmetricom’s board of directors has the authority, without stockholder approval, to create and issue one or more series of preferred stock and to fix the number of shares, the voting powers, designations, preferences or powers and relative, participating, optional or other special rights of the shares of that series, and the qualifications or restrictions on those preferences or rights. The Board is also authorized to increase or decrease the number of shares of any series, at any time, including after the issuance of shares of that series, and at any time prior to the issue of the series to amend by resolution the voting powers, and the qualifications, limitations or restrictions thereof.

The series A participating preferred stock is a series of preferred stock that has been authorized by the Symmetricom board.

The issuance of preferred stock, while providing a desirable flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of Symmetricom common stock or affect adversely the rights and powers including voting rights, of the holder of Symmetricom common stock. Also, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Symmetricom and may adversely affect the market price of Symmetricom common stock. Symmetricom has no current plans to issue any shares of preferred stock.

Warrant and Registration Rights

As of March 27, 2002 Symmetricom had outstanding warrants to purchase 300,000 shares of its common stock at an exercise price of $7.00 per share. The warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of Symmetricom’s common stock at the time of the exercise of the warrant, after deducting the aggregate exercise price. One-third each of these warrant shares become exercisable on April 16, 2004, April 16, 2005 and April 16, 2006, respectively, subject to acceleration of exercisability in the event of a change of control of Symmetricom. The warrants will expire October 16, 2006.

Exclusion from Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law is a business combination statute that generally prohibits an “interested stockholder,” defined generally as a person beneficially owning 15% or more of a corporation’s voting stock or an affiliate of or associate of such person, from engaging in a “business combination,” defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation’s assets, with a Delaware corporation for three years following the time at which this person became an interested stockholder. This prohibition does not apply if:

•
the transaction resulting in a person becoming in an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

•
the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation, and shares held by employee stock ownership plans; or

•
at or subsequent to the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3 % of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

Section 203 permits the board of directors of a corporation to defend against takeover attempts and could act as a deterrent to potential takeover attempts as well. Symmetricom’s amended and restated certificate of incorporation contains a provision electing that section 203 not apply to Symmetricom. By opting out of Section

203, it will be easier for Symmetricom to enter into transactions with large stockholders without giving at least 66 2/3% approval of the disinterested stockholders the opportunity to approve the transaction.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent for Symmetricom’s common stock.

Symmetricom Stockholder Rights Plan

Symmetricom’s board of directors has adopted a stockholder rights plan.

The rights issued under the plan are not now exercisable, and Symmetricom does not know at this time whether they ever will be exercisable. Except as described below, each right, when exercisable, entitles the registered holder to purchase from Symmetricom one one-thousandth of a share of series A participating preferred stock at a price of $72.82, subject to adjustment.

In general, until the rights are exercisable or are redeemed or exchanged or expire unexercised, each right is associated with and cannot be separated from the underlying share of Symmetricom common stock on which the right was declared as a dividend. No separate rights will be distributed. Accordingly, until the rights are separate from the Symmetricom common stock, (i) the rights will be evidenced by certificate for common stock and will be transferred only with such common stock certificates, (ii) new common stock certificates issued after the record date upon transfers or new issuances of the common stock will contain a notation incorporating the rights agreement by reference and (iii) no certificates will be issued to evidence ownership of the rights, but certificates for shares of Symmetricom common stock will refer to the associated rights. Until a right is exercised, it confers no rights as a stockholder, including the right to vote or to receive dividends. The rights will separate from the Symmetricom common stock if there is a “distribution date.”

A distribution date will occur on the earliest to happen of

•
a public announcement that someone has become an “acquiring person,” meaning that the person, which can be an entity or group and including affiliated or associated persons or entities, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Symmetricom common stock, other than as a result of repurchases of stock by Symmetricom or certain inadvertent actions by institutional or certain other stockholders, or

•
ten days, or later if determined by the Symmetricom board, following the commencement of or a public announcement of an intention to make a tender offer or exchange offer that would result in someone becoming an acquiring person.

If a distribution date occurs, the rights will become exercisable and separately tradable, and Symmetricom will issue certificates for the rights as soon as possible.

The rights will expire on the earliest of (i) August 9, 2011, (ii) consummation of a merger transaction with a person or group who acquired Symmetricom common stock pursuant to a permitted offer, as defined below, and is offering in the merger the same price per share and form of consideration paid in the permitted offer, or (iii) redemption or exchange of the rights by Symmetricom as described below. A permitted offer is a tender offer or exchange offer for all outstanding shares of common stock at a price and on terms determined prior to the date of first acceptance of payment for any such shares by at least a majority of the members of the board of directors who are not officers of Symmetricom and are not acquiring persons.

The number of rights associated with each share of Symmetricom common stock will be proportionately adjusted to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Symmetricom common stock. The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the preferred stock, (ii) if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the preferred stock at less than the current market price of the preferred stock, or (iii) if holders of the preferred stock are issued evidences of indebtedness or assets, excluding regular quarterly cash dividends out of earnings or retained earnings, or subscription rights or warrants other than those referred to above. With certain exceptions, no adjustments in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

The amount of preferred stock that the holder of a right is entitled to receive upon exercise of a right and the purchase price payable upon exercise of a right are both subject to adjustment. Initially, the purchase price is $72.82 per right. If no one has yet become an acquiring person, payment of the purchase price entitles the holder of a right to receive only one one-thousandth of a share of preferred stock. If someone has become an acquiring person, however, and that fact has been publicly announced by Symmetricom or the acquiring person, the rights will be adjusted as follows:

•
If Symmetricom is involved in a merger or other business combination transaction or 50% or more of Symmetricom’s assets or earning power are sold, each holder of a right other than an acquiring person will have the right to receive, upon the exercise of the right at the then current purchase price, a number of shares of common stock of the acquiring company or if there is more than one acquiring company the company receiving the greatest portion of assets or earning power transferred, which at the time of the transaction would have a market value of two times the purchase price.

•
If someone becomes an acquiring person, except pursuant to a tender offer or exchange offer approved by Symmetricom’s board before the person becomes an acquiring person or a permitted offer, then each holder of a right will for a 60-day period, subject to extension under certain circumstances, have the right to receive upon exercise that number of shares of Symmetricom common stock or, in certain circumstances, a combination of Symmetricom common stock, property, other securities and/or a cash including a reduction in the purchase price, having a market value of two times the purchase price.

If any of the events described in the prior two paragraphs occurs, any rights that are or were at any time after the distribution date owned by an acquiring person will immediately become null and void.

At any time before there is an acquiring person or before the expiration of the rights, the Symmetricom board of directors may act to redeem all of the rights at a price of $0.001 per right. After there is an acquiring person, the rights may be redeemed only in very limited circumstances. Upon redemption, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after there is an acquiring person, but not after that person acquires 50% or more of the outstanding Symmetricom common stock, the Symmetricom board may exchange all or part of the then outstanding and exercisable rights, except for rights that have become void, for shares of Symmetricom common stock at a rate of one share of Symmetricom common stock, or substitute consideration, per right.

The preferred stock purchasable upon exercise of the rights will be nonredeemable and junior to any other series of preferred stock Symmetricom may issue, unless otherwise provided in the terms of that stock. Each share of preferred stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Symmetricom common stock, but in no event less than $25.00. In the event of liquidation, the holders of shares of preferred stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per each share of Symmetricom common stock. Each share of preferred stock will have 1,000 votes, voting together with the shares of Symmetricom common stock. In the event of any merger, consolidation or other transaction in which shares of Symmetricom common stock are exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Symmetricom common stock. The rights of the preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional shares of preferred stock will be issuable; however, (i) Symmetricom may elect to distribute depositary receipts in lieu of fractional shares and (ii) in lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the preferred stock prior to the date of exercise.

The description and terms of the rights are set forth in a rights agreement between Symmetricom and Mellon Investor Services LLC, the rights agent. Symmetricom and the rights agent retain broad authority to amend the rights agreement; however, following any distribution date any amendment may not adversely affect the interests of holders of rights. This description of the rights is qualified in its entirety by reference to the rights agreement, which has been filed with the Securities and Exchange Commission. See “Where You Can Find More Information” on page 95.

The stockholder rights plan is intended to enhance the likelihood of continuity and stability in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Symmetricom. The rights plan is designed to reduce the vulnerability of Symmetricom to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Symmetricom. The rights plan is also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for Symmetricom’s shares and, consequently, may also inhibit fluctuations in the market price of Symmetricom’s shares that could result from actual or rumored takeover attempts. The rights plan may also have the effect of preventing changes in the management of Symmetricom. In general, the rights plan is likely to make an acquisition of Symmetricom more difficult and expensive and could discourage potential acquirers.

LEGAL MATTERS

Selected legal matters with regard to the validity of the Symmetricom common stock to be issued to TrueTime stockholders pursuant to the merger will be passed upon for Symmetricom by Pillsbury Winthrop LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this proxy statement/prospectus by reference from Symmetricom’s Annual Report on Form 10-K for the year ended June 30, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of TrueTime as of September 30, 2001 and 2000 and for each of the three years in the period ended September 30, 2001 included in this proxy statement/prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Datum, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

To the extent the merger is not consummated, any proposals of holders of common stock intended to be presented at the annual meeting of stockholders of TrueTime to be held in 2003 must be received by TrueTime at its principal executive offices, 3750 Westwind Blvd., Santa Rosa, California, 95403 no later than September 27, 2002, to be included in the proxy statement and form of proxy relating to that meeting.

TrueTime

TrueTime’s bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of TrueTime. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of TrueTime, not less than 90 days nor more than 180 days prior to the anniversary date of the date of the annual meeting; provided, however, that in the event that less than 100 days’ notice or prior public disclosure of the date of the meeting of stockholders is given or made to the stockholders, to be timely, notice delivered by the stockholder must be received by the Secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting of stockholder was mailed or such public disclosure was made to the stockholders. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on TrueTime’s books, of the stockholder proposing such proposal, (c) the class and number of shares of TrueTime that are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. In addition, if the stockholder’s ownership of shares of TrueTime, as set forth in the notice, is solely beneficial, documentary evidence of such ownership must accompany the notice.

Symmetricom

Any Symmetricom stockholder who intends to present a proposal at Symmetricom’s 2002 annual meeting of stockholders for inclusion in the proxy statement and a form of proxy relating to the meeting is advised that the proposal must be received by Symmetricom at its principal executive offices no later than May 24, 2002. Symmetricom will not be required to include in its proxy statement a form of proxy or stockholder proposal which is received after that date or which otherwise fails to meet the requirements for stockholder proposals established by regulations of the SEC.

Symmetricom’s bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Symmetricom, addressed to the Secretary of the corporation, not less than 60 days nor more than 90 days prior to the scheduled date of meeting; provided, however, that in the event that less than 75 days’ notice or prior public disclosure of the date of the meeting is given or made to the stockholders, to be timely, notice delivered by the stockholder must be received by the Secretary not later than the earlier of (a) the close of business on the tenth day following the day on which notice of the date of the meeting of stockholder was mailed or such public disclosure was made, whichever first occurs, and (b) two days prior to the date of the scheduled meeting. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at such meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of that are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business.

WHERE YOU CAN FIND MORE INFORMATION

Symmetricom and TrueTime file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “http://www.sec.gov.”

Symmetricom filed a registration statement on Form S-4 to register with the SEC the Symmetricom common stock to be issued to TrueTime stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Symmetricom in addition to being the proxy statement of TrueTime for the meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Symmetricom to “incorporate by reference” information into this proxy statement/prospectus, which means that Symmetricom can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Symmetricom has previously filed with the SEC. These documents contain important information about Symmetricom and its finances.

•	Annual report on Form 10-K for the fiscal year ended June 30, 2001, filed with the SEC on September 20, 2001;

•
The information under the headings “Election of Directions—Nominees,” “Director Compensation,” “Executive Officer Compensation,” “Other Information—Share Ownership By Principal Shareholders and Management,” and “Certain Transactions” contained in Symmetricom’s Proxy Statement dated October 4, 2001 that has been incorporated by reference into Items 10, 11, 12 and 13 of the Symmetricom 2001 Form 10-K and was filed with the SEC on Schedule 14A on October 5, 2001;

•	Quarterly reports on Form 10-Q for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002;

•	Current reports on Form 8-K dated August 9, 2001, January 9, 2002, April 1, 2002 and May 24, 2002.

Symmetricom is also incorporating by reference all documents that it filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the TrueTime stockholder meeting.

Documents incorporated by reference are available from Symmetricom without charge, excluding all exhibits unless Symmetricom has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address:

Symmetricom, Inc.
2300 Orchard Parkway
San Jose, CA 95131

If you would like to request documents from Symmetricom, please do so by                 , 2002, to receive them before the meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus to vote on the merger proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                 , 2002. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Symmetricom common stock in the merger shall create any implication to the contrary.

Symmetricom has supplied all information contained in this proxy statement/prospectus relating to Symmetricom, and TrueTime has supplied all such information relating to TrueTime.

INDEX TO TRUETIME INC. UNAUDITED

FINANCIAL STATEMENTS

Page

Unaudited Financial Statements and Notes
Condensed Balance Sheets as of September 30, 2001 and March 31, 2002	F-2
Condensed Statements of Operations for the Six Months Ended March 31, 2001 and March 31, 2002	F-3
Condensed Statements of Cash Flow for the Six Months Ended March 31, 2001 and 2002	F-4
Notes to Unaudited Condensed Financial Statements	F-5

TRUETIME, INC.

BALANCE SHEETS
(in thousands)

	September 30, 2001	March 31, 2002
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,809	$6,854
Trade accounts receivable, net of allowance of $49 and $24	3,450	3,216
Inventories	5,396	4,733
Prepaid expenses and other assets	569	638
Income taxes receivable	635	438
Deferred income tax	1,252	1,765

Total current assets	19,111	17,644

Property and equipment, net	4,094	3,851
Prepaid expenses, non-current	53	—
Goodwill, net of accumulated amortization of $266 and $272	765	752

Total assets	$24,023	$22,247

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$724	$616
Accrued expenses	1,165	948
Capital lease, current	172	179
Deferred revenue	122	84
Lease loss accrual	578	693

Total current liabilities	2,761	2,520

Non-Current liabilities:
Deferred income taxes	105	2
Capital lease	512	421
Deferred revenue	66	126
Lease loss accrual	421	98

Total liabilities	3,865	3,167

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 authorized; 5,950,000 shares issued and outstanding	60	60
Additional paid-in capital	12,907	12,912
Additional paid-in capital—warrants	455	455
Retained earnings	6,736	5,653

Total stockholders’ equity	20,158	19,080

Total liabilities and stockholders’ equity	$24,023	$22,247

The accompanying notes are an integral part of the financial statements.

TRUETIME, INC.

STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
(unaudited)

	Six months ended
	March 31, 2001	March 31, 2002
Net sales	$9,504	$8,302
Cost of sales	4,840	4,910

Gross profit	4,664	3,392
Selling, general and administrative expenses	3,918	3,263
Research & development	1,704	1,706

Loss from operations	(959)	(1,727)
Interest income	190	74
Interest expense	—	25

Income (loss) before taxes	(768)	(1,678)
Income taxes	(307)	(595)

Net income (loss)	$(461)	$(1,083)

Weighted average shares outstanding—Basic	5,950,000	5,950,000
Weighted average shares outstanding—Diluted	5,950,000	5,950,000
Basic earnings (loss) per share	$0.08	$(0.18)
Diluted earnings (loss) per share	$0.08	$(0.18)

The accompanying notes are an integral part of the financial statements.

TRUETIME, INC.

STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Six months ended
	March 31, 2001	March 31, 2002
Cash flows from operating activities:
Net income (loss)	$(461)	$(1,083)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	(183)	(616)
Depreciation and amortization	319	458
Loss (gain) on disposal of property and equipment	6	(5)
Compensation expense related to options granted	6	5
Effects of changes in operating assets and liabilities
Trade accounts receivables, net	649	234
Inventories	93	663
Prepaid expenses and other assets	(382)	(16)
Income taxes	—	197
Trade accounts payable	(62)	(108)
Accrued expenses	(21)	(217)
Lease loss accrual	—	(208)
Deferred revenue	72	22

Net cash provided by (used in) operating activities	36	(674)

Cash flows from investing activities:
Capital expenditures	(1,578)	(197)

Net cash used in investing activities	(1,578)	(197)

Cash flows from financing activities:
Principal payments on capital lease	—	(84)

Net cash used in financing activities	—	(84)

Decrease in cash and cash equivalents	(1,542)	(955)
Cash and cash equivalents, beginning of period	7,884	7,809

Cash and cash equivalents, end of period	$6,342	$6,853

The accompanying notes are an integral part of the financial statements.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Presentation

The balance sheet of TrueTime, Inc. (“the Company”) at September 30, 2001 has been derived from the Company’s audited financial statements at that date. The balance sheet at March 31, 2002, the statements of operations and cash flows for the six months ended March 31, 2001 and 2002, have been prepared by the Company, unaudited. In the opinion of management, all adjustments consisting of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows have been made. The results of operations for the six months ended March 31, 2001 and 2002 are not necessarily indicative of the operating results for a full year or for future operations.

Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended September 30, 2001.

Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation. The reclassifications have no impact on previously reported 2001 net loss, total cash flows or stockholders’ equity.

All numbers are in thousands except share and per share data.

2.    Loss Per Common Share

The following table summarizes the calculation of net loss and weighted average common shares and common equivalent shares outstanding for purposes of the computation of losses per share:

TrueTime, Inc.

Loss Per Common Share

	Six months
	March 31, 2001	March 31, 2002
Net loss available to common stockholders (in thousands)	$(461)	$(1,083)

Weighted average common shares outstanding	5,950,000	5,950,000
Weighted average common share equivalents Outstanding*	255	84

Weighted average common shares and common share equivalents outstanding	5,950,255	5,950,084

Basic loss per common share	$(0.08)	$(0.18)

Diluted loss per common share	$(0.08)	$(0.18)

*
Due to their anti-dilutive effect, additional warrants and options totaling 1,037,150 and 1,121,400 shares equivalent for the three and six months ended March 31, 2001 and 2002, respectively, are excluded from the calculation above.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

3.    INVENTORIES

Inventories consisted of the following (in thousands), net of reserves of $805 at September 30, 2001 and $307 at March 31, 2002:

	September 30, 2001	March 31, 2002
Finished goods	$820	$707
Work in process	737	594
Raw material	3,839	3,432

	$5,396	$4,733

4.    Recent Accounting Pronouncements

Business Combinations and Goodwill and Other Intangible Assets

On June 29, 2001, the Financial Accounting Standards Board (FASB) announced the issuance of Statement of Financial Accounting Standards SFAS 142, “Goodwill and Other Intangible Assets.” The Company has goodwill for which amortization has been recorded against in prior periods. Amortization of goodwill per quarter is $6,444; amortization of goodwill for the year would be $25,776. Under the current guidelines, the Company will adopt the provisions of SFAS on October 1, 2002. Currently, the Company is evaluating the impact of adopting SFAS 142. Goodwill is carried at $752,112, the net book value.

Accounting for the Impairment or Disposal of Long-Lived Assets

On October 3, 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Early application is encouraged.

This statement supercedes:

•	SFAS 121—“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”; and

•	APB 30—“Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business”.

SFAS 144 sets forth that if the expected undiscounted cash flows from an asset are insufficient to recover its carrying cost and if the carrying cost exceeds its estimated market value, then an impairment must be recognized.

SFAS 144 also develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues.

SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction.

The Company is in the process of evaluating the effect of SFAS 142 and 144 on its financial statements. The impact of adopting these standards is not known at this time.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

5.    Restructuring Costs

In July 2001, the Company adopted a restructuring plan which included the abandonment and physical move from approximately 34,500 square feet of its existing leased facility at Westwind Blvd. and as a result the Company recorded a $998K lease loss accrual on September 30, 2001. The accrual represents costs recognized pursuant to EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and SAB 100, Restructuring and Impairment Charges. The Company committed to a sufficiently detailed plan that identified significant actions to be taken and the activities that would not be continued (including the method of disposition and location of such activities). The expected date of completion of the plan was December 15, 2001; the Company completed the plan on December 13, 2001. During the three months ended March 31, 2002, leasehold expenses in the amount of $173,382, which were associated with the abandoned facility space were charged against the lease loss accrual. Approximately $93,765 and $112,994 of this charge would have been recognized in cost of goods sold and $79,617 and $93,946 would have been recognized in operating expenses for the three months and six months ended March 31, 2002, respectively.

The following table summarizes the activity in the lease loss accrual (in thousands):

Lease loss accrual at September 30, 2001	$998
Less:
Lease payments	186
Building utilities, maintenance	21

Lease loss accrual at March 31, 2002	$791

6.    Accounting For Income Taxes

The difference between the effective tax rate reflected in the total provision for income taxes and the statutory federal rate of 34% relate primarily to permanent differences, limitations on state net operating loss carryforwards, tax credits and other adjustments.

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets were as follows:

	3/31/02	9/30/01
Deferred income tax assets (current liabilities):
Allowance for doubtful accounts	$18	$21
Accrued product warranty	15	16
Inventories	151	381
Accrued compensated absences	99	102
NOL carryforward	1,369	439
Lease loss accrual	339	428
Other	(226)	(135)

	1,765	1,252
Deferred income tax liability:
Other	(2)	(105)

Net deferred income tax asset	$1,763	$1,147

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS UNAUDITED—(Continued)

At March 31, 2002, the Company had available net operating loss (NOL) carryforwards of approximately $3.4 million and $2.6 million for federal and state income tax purposes, respectively, expiring beginning in 2020 (federal) and 2010 (state). Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards or the possibility of carrying back current Federal losses to prior profitable years, if such carryback is available under our tax separation agreement with our then parent, OYO Corporation U.S.A. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced, and such reductions could be material.

7.    Other Events

On March 27, 2002, the Company publicly announced that it had entered into a definitive merger agreement with Symmetricom, Inc. (“Symmetricom”) pursuant to which Symmetricom will exchange 2.6 million shares of Symmetricom common stock and $5 million in cash, subject to certain possible downward adjustments relating to costs associated with the transaction, for all the outstanding shares of TrueTime. The Company will become a wholly owned subsidiary of Symmetricom. The consummation of the merger is subject to customary conditions, including approval of the stockholders of the Company. The proposed merger will be a taxable transaction. Fees in the amount of $.15 million related to the merger were expensed during the three months ended March 31, 2002.

INDEX TO TRUETIME INC. AUDITED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of TrueTime, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of TrueTime, Inc. at September 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

November 2, 2001

TRUETIME, INC.

BALANCE SHEETS

	As of September 30,
	2000	2001
ASSETS
Current assets:
Cash and cash equivalents	$7,884,386	$7,809,156
Receivables:
Trade accounts, net of allowance of $34,044 and $48,790	4,434,391	3,450,098
Inventories	7,427,895	5,395,465
Prepaid expenses and other current assets	364,563	569,151
Income taxes receivable	—	635,039
Deferred income tax, current	282,611	1,252,114

Total current assets	20,393,846	19,111,023

Property and equipment, net	2,903,386	4,093,540
Prepaid expenses, non-current	307,143	52,956
Deferred income tax, non-current	17,458	—
Goodwill, net of accumulated amortization of $240,458 and $266,234	790,776	765,000

Total assets	$24,412,609	$24,022,519

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$809,773	$724,030
Accrued expenses	1,146,750	1,165,033
Income taxes payable	33,535	—
Capital lease	—	172,226
Deferred revenue	—	121,677
Lease loss accrual	—	577,940

Total current liabilities	1,990,058	2,760,906

Non-current liabilities:
Deferred income taxes	—	105,178
Capital lease	—	512,054
Deferred revenue	—	65,899
Lease loss accrual	—	420,264

Total liabilities	1,990,058	3,864,301

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized; 5,950,000 shares issued and outstanding	59,500	59,500
Additional paid-in capital	12,900,767	12,907,247
Warrants	455,043	455,043
Retained earnings	9,007,241	6,736,428

Total stockholders’ equity	22,422,551	20,158,218

Total liabilities and stockholders’ equity	$24,412,609	$24,022,519

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

STATEMENTS OF OPERATIONS

	Years Ended September 30,
	1999	2000	2001
Net sales	$20,645,240	$21,106,457	$19,441,543
Cost of sales	9,076,137	9,646,343	11,375,940

Gross profit	11,569,103	11,460,114	8,065,603

Operating expenses:
Selling, general and administrative	5,905,203	7,153,179	7,649,595
Research and development	2,155,597	3,189,767	3,519,035
Restructuring costs	—	—	998,204

Total operating expenses	8,060,800	10,342,946	12,166,834

Income (loss) from operations	3,508,303	1,117,168	(4,101,231)

Interest and other income (expense):
Interest income	300,109	533,898	320,170
Other, net	4,982	13,656	(22,752)

Total interest and other income, net	305,091	547,554	297,418

Net income (loss) before income taxes	3,813,394	1,664,722	(3,803,813)
Provision (benefit) for income taxes	1,546,846	680,594	(1,533,000)

Net income (loss)	$2,266,548	$984,128	$(2,270,813)

Weighted average shares outstanding as adjusted for reincorporation:
Basic	4,000,000	5,513,934	5,950,000
Diluted	4,000,000	5,610,482	5,950,000
Earnings (loss) per share:
Basic and diluted	$0.57	$0.18	$(0.38)

The accompanying notes are an integral part of the financial statements

TRUETIME INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended September 30, 1999, 2000 and 2001

	Common Stock		Additional Paid-In Capital	Warrants	Retained Earnings	Total
	Shares	Amount
Stockholders’ equity, September 30, 1998	4,000,000	$40,000	$4,689,838	$—	$5,756,565	$10,486,403
Net income	—	—	—	—	2,266,548	2,266,548

Stockholders’ equity, September 30, 1999	4,000,000	40,000	4,689,838	—	8,023,113	12,752,951
Issuance of common stock in initial public offering, including over-allotment option, net of issuance costs	1,950,000	19,500	8,623,167	—	—	8,642,667
Warrants issued to underwriters in conjunction with initial public offering	—	—	(455,043)	455,043	—	—
Issuance of options in exchange for services	—	—	42,805	—	—	42,805
Net income	—	—	—	—	984,128	984,128

Stockholders’ equity, September 30, 2000	5,950,000	59,500	12,900,767	455,043	9,007,241	22,422,551
Issuance of options in exchange for services	—	—	6,480	—	—	6,480
Net loss	—	—	—	—	(2,270,813)	(2,270,813)

Stockholders’ equity, September 30, 2001	5,950,000	$59,500	$12,907,247	$455,043	$6,736,428	$20,158,218

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	1999	2000	2001
Cash flows from operating activities
Net income (loss)	$2,266,548	$984,128	$(2,270,813)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	47,360	(127,279)	(846,867)
Depreciation and amortization	342,888	492,756	732,005
Gain or loss on disposal of property and equipment	—	51,973	3,525
Issuance of stock options in exchange for services	—	42,805	6,480
Lease loss accrual	—	—	998,204
Effects of changes in operating assets and liabilities:
Trade accounts receivable, net	(1,365,536)	(121,037)	984,293
Inventories	(846,951)	(2,363,116)	2,032,430
Prepaid expenses and other assets	124,902	(647,953)	49,599
Income taxes	—	33,535	(668,574)
Trade accounts payable	330,790	42,435	(85,743)
Accrued expenses	733,704	(824,316)	18,283
Deferred revenue	—	—	187,576

Net cash provided by (used in) operating activities	1,633,705	(2,436,069)	1,140,398

Cash flows from investing activities:
Decrease in receivable from OYO U.S.A.	2,308,981	433,000	—
Proceeds from sale of equipment and sales leaseback	—	—	787,186
Capital expenditures	(442,183)	(2,294,064)	(1,934,908)

Net cash provided by (used in) investing activities	1,866,798	(1,861,064)	(1,147,722)

Cash flows from financing activities:
Principal payments on capital lease	—	—	(67,906)
Proceeds from initial public offering, including over-allotment option	—	9,750,000	—
Costs of initial public offering, including commissions	—	(1,107,332)	—

Net cash provided by (used in) financing activities	—	8,642,668	(67,906)

Increase (decrease) in cash and cash equivalents	3,500,503	4,345,535	(75,230)
Cash and cash equivalents, beginning of period	38,348	3,538,851	7,884,386

Cash and cash equivalents, end of period	$3,538,851	$7,884,386	$7,809,156

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1,472,432	$859,493	$178,000
Cash paid for interest	—	—	$23,539
Supplemental disclosures of non cash investing and financing transactions:
Non-cash settlement of cumulative allocated current income taxes by offset against receivable from OYO U.S.A.	$4,229,878	—	—
Warrants issued to underwriter in conjunction with initial public offering	—	$455,043	—

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Organization and Summary of Significant Accounting Policies:

TrueTime, Inc. (the “Company”) is a publicly traded company incorporated in the state of Delaware. The Company had its initial public offering on December 16, 1999. Prior to the completion of its initial public offering, the Company was a wholly owned subsidiary of OYO Corporation U.S.A., a Texas corporation, (“OYO USA” or “Parent”). OYO USA is a wholly owned subsidiary of OYO Corporation, a Japanese corporation (“OYO Japan”). As of September 30, 2001, approximately 42% of TrueTime’s common stock was owned by OYO USA. The Company designs, develops and manufactures precision time products that are essential components in modern communications and computer systems. The Company’s products are used in telecommunications, computer networking and aerospace industries as well as in various other commercial markets. The Company’s products use a variety of external timing references, including most importantly the Global Positioning System, together with state-of-the-art clocks to provide high quality signals (frequencies) and precision time.

The significant accounting policies followed by the Company are summarized below:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is primarily derived from the sale of precision time and frequency instruments. Revenue is recognized when products are shipped and title has passed to the customer. The Company also sells extended service contracts on its products. Revenue on these service contracts is deferred and recognized over the life of the contract.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $128,548, $320,087, and $400,678 for the years ended September 30, 1999, 2000, and 2001, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Allocation of Operating Expenses from OYO USA

The Company and OYO USA have separate management, operating facilities and administrative functions and do not conduct shared research and development activities. OYO USA arranged for specific shared services for its subsidiaries, including the Company prior to its initial public offering, related primarily to employee benefit matters. The costs of such shared services were charged directly to the subsidiaries when the vendor provided a specific subsidiary breakout of the total costs or were allocated to the subsidiaries based on total revenues or other reasonable allocation bases. Management believes that the method for allocating the costs of shared services is reasonable and that such costs allocated to the Company for all periods presented in the

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

accompanying financial statements are not materially different from the costs that would have been incurred if the Company had operated on a stand alone basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt securities purchased with an original or remaining maturity at the time of purchase of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable.

The Company maintains some of its cash in bank deposit accounts which at times, may exceed federally insured limits. Management believes the financial strength of the financial institutions minimizes the credit risk related to such deposits. The Company also maintains cash equivalent assets in high quality U.S. issued money market securities, other U.S. government securities, and repurchase agreements.

The Company sells products to customers throughout the United States and various foreign countries. The Company’s normal credit terms for trade receivables are 30 days. In certain situations, credit terms may be extended to 60 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are maintained for estimated credit losses. The Company’s provision for bad debts was zero, $37,252 and $48,790 for the years ended September 30, 1999, 2000 and 2001, respectively. The Company’s write off of bad debts against the allowance for doubtful accounts was zero, $13,208 and $34,044 for the years ended September 30, 1999, 2000 and 2001, respectively.

Inventories

Inventories are stated at the lower of cost (as determined by a standard cost method that approximates the first-in, first-out method) or market.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate face value due to their short maturities.

Capital lease—the estimated fair value of the capital lease was determined by discounting estimated future cash flows using the Company’s incremental borrowing rate. Based on this calculation, the estimated fair value approximates the carrying value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization expense is provided by the straight-line method over an estimated useful life of 3 years for computer software and hardware, 5 years for equipment, and 7 years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their economic life or the term of the lease.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in operations.

Internal Use Software Costs

Internal use software costs have been accounted for in accordance with Statement of Position No. 98-1 (SOP 98-1) Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Under the standard, computer software costs related to internal software that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. Internally developed software costs are amortized on the straight-line basis over an estimated useful life of 3 years.

Goodwill

Goodwill is amortized to expense using the straight-line method over an estimated useful life of 40 years.

Goodwill and other long-lived assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of the assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the Company’s operations with the carrying value of goodwill and other long-lived assets. If the carrying value of such assets exceeds the expected undiscounted future cash flows, an impairment loss is recognized to the extent the carrying amount of the assets exceeds their fair values.

Amortization expense was $25,776, $25,776, and $25,776 for the years ended September 30, 1999, 2000 and 2001, respectively.

Stock-Based Compensation

The Company has adopted the disclosure provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation. The Company has elected to account for stock-based compensation issued to employees using Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations (including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB No. 25). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Product Warranties

The Company sells products under one-year warranties. The estimated future cost under existing warranties is accrued.

Income Taxes

Prior to its initial public offering in December, 1999, the Company joined in the consolidated federal and state income tax returns of OYO USA; the provision for income taxes was provided by the Company as if it filed

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

separate income tax returns. Subsequent to the initial public offering, the Company is filing independent federal and state tax returns.

The Company follows the liability method of accounting for income taxes whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Provision for income taxes is comprised of taxes payable for the current period plus the change during the period in deferred tax assets and liabilities.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 financial statement presentation. The reclassifications have no impact on previously reported 1999 and 2000 net income, cash flows or stockholder’s equity.

Litigation

The Company is involved from time to time in various legal proceedings which are incidental to the industry and for which certain matters are covered in whole or in part by insurance, or for which the Company has recorded accruals for estimated settlements. Management believes that any liability which may result from these proceedings will not have a material adverse effect on the Company’s financial statements.

Earnings per Share

The Company computes earnings (loss) per share pursuant to Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic earnings (loss) per share is computed by dividing net income applicable to common stockholders by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased for common equivalent shares assuming exercise of dilutive stock options and warrants using the treasury stock method.

The following summarizes the calculation of net income (loss) and weighted average common shares and common share equivalents outstanding for purposes of the computation of earnings (loss) per share:

	Years Ended September 30,
	1999	2000	2001
Net income (loss) available to common stockholders	$2,266,548	$984,128	$(2,270,813)
Weighted average common shares outstanding	4,000,000	5,513,934	5,950,000
Weighted average common share equivalents outstanding*	—	96,548	—

Weighted average common shares and common share equivalents outstanding	4,000,000	5,610,482	5,950,000

Basic earnings (loss) per share	$0.57	$0.18	$(0.38)
Diluted earnings (loss) per share	$0.57	$0.18	$(0.38)

*
Due to their anti-dilutive effect, additional warrants and options of 75,000 and 983,075 shares equivalent for the years ending September 30, 2000 and 2001, respectively, are excluded from the calculation above.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities.    The Company has adopted the provisions of Financial Accounting Standards Board (FASB) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of FASB No. 133 has not had a significant effect on the Company’s financial position, results of operations or cash flows.

Revenue Recognition in Financial Statements.    The Company has complied with the guidance provided by Staff Accounting Bulletin (SAB) No. 101 for the year ended September 30,2001. Compliance with this provision did not have a material impact on the Company’s financial position, results of operations or cash flows.

On June 29, 2001, the Financial Accounting Standards Board (FASB or the “Board”) unanimously voted in favor of issuing two Statements: Statement No. 141 (SFAS 141), Business Combinations, and Statement No. 142 (SFAS 142), Goodwill and Other Intangible Assets.

SFAS 141 primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. SFAS 141 supercedes APB 16, Business Combinations.

The most significant changes made by SFAS 141 are:

•	It requires use of the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method.

•	It provides new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill.

SFAS 141 is effective for all business combinations (as defined in the Statement) initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of acquisition is July 1, 2001, or later).

SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). SFAS 142 supercedes APB 17, Intangible Assets.

The most significant changes made by SFAS 142 are:

•	Goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually.

•	Goodwill will be tested at least annually at the reporting unit level.

•	The amortization period of intangible assets with finite lives is no longer limited to forty years.

SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been issued previously. In all cases, the provisions of SFAS 142 should be applied at the beginning of a fiscal year. Retroactive application is not permitted.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company has goodwill for which amortization has been recorded against in prior periods. The impact of the future adoption of SFAS 142 has yet to be determined. The Company has not opted for early adoption of SFAS 142. Amortization of goodwill per quarter is $6,444; amortization of goodwill for 2001 was $25,776. The Company will need to review the potential impairment of carrying values of goodwill to determine if there will be a write-down. Currently, goodwill is carried at $765,000, the net book value.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144). SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction.” SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged.

The Company is in the process of evaluating the effect of SFAS 144 on its financial statements.

2.    Inventories:

Inventories consisted of the following:

	As of September 30,
	2000	2001
Finished goods	$1,265,634	$819,618
Work in process	2,449,071	737,350
Raw materials	3,713,190	3,838,497

	$7,427,895	$5,395,465

Inventories are presented net of reserves for slow moving, excess and obsolete inventory of $220,260 and $805,432 as of September 30, 2000 and 2001, respectively. Net changes in such reserves charged to cost of sales were zero, $190,088 and $585,172 for the years ended September 30, 1999, 2000 and 2001, respectively.

The Company relies on a limited number of suppliers for certain critical components and uses a single supplier for a key component of its largest product line. Purchases from this supplier approximated $585,000, $580,000 and $560,000 for the years ended September 30, 1999, 2000 and 2001, respectively.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Property and Equipment:

Property and equipment consisted of the following:

	As of September 30,
	2000	2001
Machinery and equipment	$1,131,845	$1,378,647
Computer equipment and software	1,768,758	2,102,431
Furniture and fixtures	303,280	969,053
Transportation equipment	27,100	27,100
Leasehold improvements	153,207	1,560,061
Construction in process	911,964	59,991

	4,296,154	6,097,283
Accumulated depreciation and amortization	(1,392,768)	(2,003,743)

	$2,903,386	$4,093,540

Depreciation and amortization expense was $317,112, $466,980 and $721,598 for the years ended September 30, 1999, 2000, and 2001, respectively.

Included in the property and equipment summary is equipment under capital lease with an aggregate cost of $752,186 and a net carrying value of $681,384 as of September 30, 2001.

4.    Accrued Expenses:

Accrued expenses consisted of the following:

	As of September 30,
	2000	2001
Payroll and other compensation	$681,287	$643,751
Compensated absences	316,246	349,962
Product warranty	40,000	36,000
Legal and professional fees	99,500	90,784
Other accrued expenses	9,717	44,536

	$1,146,750	$1,165,033

5.    Income Taxes:

The provision (benefit) for income taxes consisted of the following:

	Years Ended September 30,
	1999	2000	2001
Current:
Federal	$1,269,555	$641,169	$(686,933)
State	229,931	166,704	800

	1,499,486	807,873	(686,133)

Deferred:
Federal	40,051	(111,612)	(599,067)
State	7,309	(15,667)	(247,800)

	47,360	(127,279)	(846,867)

	$1,546,846	$680,594	$(1,533,000)

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The differences between the effective tax rate reflected in the total provision for income taxes and the statutory federal tax rate of 34% were as follows:

	Years Ended September 30,
	1999	2000	2001
Provision for income taxes at the statutory rate	$1,296,554	$566,005	$(1,176,649)
State income taxes, net of federal income tax benefit	237,240	99,684	(335,595)
Goodwill amortization	8,764	8,764	10,408
Other	4,288	6,141	(31,164)

Provision for income taxes	$1,546,846	$680,594	$(1,533,000)

Effective income tax rate	40.6%	40.9%	40.3%

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets were as follows:

	As of September 30,
	2000	2001
Deferred income tax assets:
Allowance for doubtful accounts	$14,584	$20,902
Accrued product warranty	17,136	15,422
Inventories	167,712	380,931
Accrued compensated absences	43,545	101,948
NOL carryforward	—	439,212
Lease loss accrual	—	428,400
Other	57,092	(134,701)

	300,069	1,252,114
Deferred income tax liability:
Other	—	(105,178)

Net deferred income tax asset	$300,069	$1,146,936

Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company’s historical taxable income record and taxable income available in carryback years, management believes that the Company will realize the deferred tax assets.

At September 30, 2001 the Company had available net operating loss (NOL) carryforwards of approximately $1,347,000 and $1,269,000 for federal and state income tax purposes, respectively, all of which expire in the years 2020 (federal) and 2010 (state).

6.    Stockholders’ Equity:

Effective November 1, 1999, the Company was reincorporated from California to Delaware under the name TrueTime, Inc. The reincorporation was accomplished by the merger of the California corporation into the

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Delaware corporation and the issuance to OYO USA of 4,000,000 shares of $.01 par value common stock in a newly formed Delaware corporation. After the reincorporation, the Company has 20,000,000 authorized shares of $.01 par value common stock. On December 16, 1999 in association with the Company’s initial public offering, 1,500,000 shares were issued and later on January 8, 2000 an additional 450,000 shares were issued to cover the exercise of over-allotment options by the underwriters for the initial public offering. A total of 5,950,000 shares are outstanding. The accompanying financial statements reflect the capital structure of the Company after the reincorporation and the assets, liabilities, total stockholders’ equity and results of operations of the predecessor California corporation for all dates and periods presented. Earnings per share information has been computed giving effect to the common shares outstanding after the reincorporation for all periods presented.

Effective with the reincorporation, the Company has 1,000,000 authorized shares of $0.01 par value preferred stock. No preferred shares have been issued.

In addition, the Company has issued warrants to purchase 200,000 shares to C.E. Unterberg, Towbin as additional underwriting compensation in connection with the initial public offering at an exercise price equal to $5.50 (110% of the offering price). The warrants were immediately exercisable and expire on December 22, 2004. The fair value of the warrants was estimated at $455,043 using the Black-Scholes model using the following assumptions: risk-free interest rate of 5.43%; expected life of 2 years; expected dividend rate of 0%; and volatility of 85%. The fair value has been recorded as a cost of issuance in the year ended September 30, 2000. No warrants had been exercised as of September 30, 2001.

7.    Stock Option Plan:

The Company’s employees participate in the TrueTime, Inc. 1999 Key Employee Stock Option Plan (the “Employee Plan”) and the non-employee directors and consultants participate in the TrueTime, Inc. 1999 Non-Employee Director Plan (the “Director Plan”). The Employee Plan covers substantially all eligible employees in the United States. These plans were established on November 1, 1999.

The Employee Plan is administered by a committee of no fewer than two persons appointed by the board. Under the Employee Plan, options to purchase common stock and restricted stock awards up to an aggregate of 1,500,000 shares of common stock may be granted by the committee. Under the Director Plan, options to purchase common stock and restricted stock awards up to an aggregate of 150,000 shares of common stock may be granted. A total of 1,650,000 shares of the Company’s common stock have been reserved for issuance under the plans.

Options under the Employee Plan may be either “Incentive Stock Options” (ISO) or “Nonqualified Stock Options” (NSO) as defined under Section 422 of the Internal Revenue Code. Only an NSO can be granted under the Non-Employee Director Plan. The exercise price of an option shall not be less than the greater of (i) 100% of the fair market value of the shares or (ii) the aggregate par value of the shares, on the date the option is granted. The exercise price of any ISO granted to a person owning more than 10% of the total combined voting power of all classes of stock of the Company shall not be less than 110% of the fair market value of the shares on the date the option is granted.

Under the Employee Plan, options generally vest at a rate of 25% of the total at the end of each anniversary of the date of grant. Options granted under the Non-Employee Director Plan are fully exercisable from date of grant. Options generally expire ten years from the date of the grant except in the case of an ISO granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock outstanding. In this case, the term of the option is five years from the date of the grant.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Vested options held by employees upon termination of their relationship with the Company may be exercised no later than three months following the date of termination or twelve months following death or disability until expiration of the option. Options exercisable were 60,000 and 225,925 for the years ended September 30, 2000 and 2001, respectively.

During the year ended September 30, 2001, the Company issued an option to purchase 3,000 shares of common stock at $2.59 per share to an advisor to the Company in return for services; the options vested immediately and expire in ten years. The fair value of these options was estimated at $6,480 using the Black- Scholes model using the following assumptions: risk-free interest rate of 4.93%; expected life of five years; expected dividend rate of 0%; and volatility of 118%. During the year ended September 30, 2000 the Company issued an option to purchase 10,000 shares of common stock at $5 per share to an advisor to the Company in return for services; the options vested immediately and expire in ten years. The fair value of these options was estimated at $42,805 using the Black-Scholes model using the following assumptions: risk-free interest rate of 4.5%; expected life of ten years; expected dividend rate of 0%; and volatility of 85%. These amounts have been charged to general and administrative expense during the years ended September 30, 2001 and 2000 respectively. No options had been exercised as of September 30, 2001.

A summary of activity with respect to the Employee Plan and the Director Plan for the years ended September 30, 2000 and September 30, 2001 is as follows:

	Options Outstanding
	Options Available for Grant	Number of Options	Exercise Price	Aggregate Price	Weighted Average Exercise Price
Outstanding at September 30, 1999
Available	1,650,000	—	—	—	—
Granted	(1,001,000)	1,001,000	$3.06–$11.81	$5,454,690	$5.45
Exercised	—	—	—	—	—
Forfeited	114,500	(114,500)	$3.06–$6.19	(572,375)	$5.00

Outstanding at September 30, 2000	763,500	886,500	$3.06–$11.81	4,882,315	$5.51
Granted	(198,000)	198,000	$2.14–$3.19	590,915	2.98
Exercised	—	—	—	—	—
Forfeited	289,425	(289,425)	$2.25–$11.81	(1,928,097)	6.66

Outstanding at September 30, 2001	854,925	795,075		$3,545,133	$4.46

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2001:

	Options Outstanding			Options Currently Exercisable
Exercise Price	Number Outstanding	Weighted Average Contractual Remaining Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$2.14	500	9.82	$2.14	—	$2.14
$2.25	11,500	9.57	$2.25	—	$2.25
$2.59	24,000	9.41	$2.59	22,000	$2.59
$3.00	70,000	9.32	$3.00	—	$3.00
$3.06	47,875	8.84	$3.06	15,250	$3.06
$3.19	83,000	9.11	$3.19	—	$3.19
$5.00	523,075	8.22	$5.00	177,925	$5.00
$6.19	35,125	8.53	$6.19	10,750	$6.19

	795,075	8.52	$4.46	225,925	$4.69

The following information is presented in accordance with the disclosure requirements of SFAS 123. The fair value of each option grant to employees has been estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions used for grants:

	Years Ended September 30,
	2000	2001
Risk-free interest rate	6.25%	6.02%
Expected life	6.5	6.5
Expected dividends	—	—
Volatility	118%	109%

The weighted average fair value of the options granted were $4.90 and $3.86 per share for the years ended September 30, 2000 and 2001, respectively.

Had compensation expense for the Employee Plan and Director Plan been determined based on the fair value at the grant date for options granted during the year ended September 30, 2001, consistent with the provisions of SFAS 123, the pro forma net income (loss) would have been reported as follows:

	Years Ended September 30,
	2000	2001
Net income (loss)
As reported	$984,128	$(2,270,813)
Pro forma	$8,935	$(2,951,998)
Earnings (loss) per share—basic
As reported	$0.18	$(0.38)
Pro forma	$—	$(0.50)
Earnings (loss) per share—diluted
As reported	$0.18	$(0.38)
Pro forma	$—	$(0.50)

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

8.    Retirement Plan:

The Company’s employees are participants in a 401(k) plan (the “Plan”) provided by the Company, which covers substantially all eligible employees in the United States. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their compensation contributed to the Plan, subject to annual limitations. The Company participated in the OYO USA plan until the initial public offering. The Company’s share of discretionary contributions was approximately $136,000, $171,000 and $190,500 for the years ended September 30, 1999, 2000 and 2001, respectively.

9.    Related Party Transactions:

Sales to OYO USA and other affiliated companies were approximately $52,000, $9,400 and $239,000 during the years ended September 30, 1999, 2000 and 2001, respectively.

Prior to the initial public offering, the Company participated in the central cash management system of OYO USA in which the net cash provided or used by operations was transferred to or from OYO USA on a daily basis. Since the implementation of the central cash management system, the Company’s cash flow provided from operating activities exceeded capital expenditure and, as a result, the Company maintained a receivable from OYO USA for the excess that was held in the cash management system. Beginning October 1, 1997, OYO USA implemented a policy of crediting interest on the receivable balance. Interest credited and added to the receivable balance was $300,109 for the year ended September 30, 1999. For financial reporting purposes, the receivable from OYO USA represents the cumulative amount of cash contributed to the central cash management system, plus the interest credited thereon, net of the cumulative amount of current federal income taxes that have been allocated from OYO USA.

On September 30, 1999, the Company and OYO USA conducted a partial and preliminary settlement of the receivable from OYO USA. On that date, OYO USA formally settled the cumulative amount of allocated current income taxes of $4,229,878 by offsetting such amount against the receivable from OYO USA for the cumulative amount of cash contributed to the central cash management system. In addition, OYO USA paid the Company $3,500,000 in cash as a partial settlement of the resulting net receivable balance. At September 30, 1999, after considering this transaction, the remaining receivable from OYO USA was $432,608. This amount was paid in fiscal year 2000. In October 1999, the Company transferred $3,500,000 in cash to OYO USA subject to the terms of a Trust Agreement with OYO USA. Under the terms of the Trust Agreement, OYO USA acknowledged and agreed that it held $3,500,000, plus the investment income earned thereon, for the Company’s benefit and managed the trust assets as part of OYO USA’s other cash management activities. This action was taken to maximize the return on the Company’s assets available for investment. On December 1, 1999, the Trust Agreement was terminated and the cash and cash equivalents held in trust in the amount of $3,530,089 were distributed to the Company.

The underwriter of the Company’s initial public offering holds warrants to purchase 200,000 shares of common stock at $5.50 per share, which are outstanding and exercisable as of September 30, 2001. A Director of the Company is a member of a law firm which provides the Company with legal services. Costs from this law firm of $315,122 were charged to operations and cost of issuance for the year ended September 30, 2000. Costs from this firm of $116,922 were charged to operations for the year ended September 30, 2001.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

10.    Commitments:

Operating and Capital Leases

The Company leases certain office space and manufacturing facilities under noncancelable operating leases. The Company also entered into a capital lease on April 30, 2001 for certain modular furnishings and equipment. For fiscal years ending after September 30, 2001, the approximate future minimum rental commitments under noncancelable operating leases and capital leases are as follows:

Years Ended September 30,	Capital	Operating
2002	$219,468	$1,181,767
2003	219,468	1,173,965
2004	219,468	1,165,927
2005	128,023	1,348,984
2006	—	1,441,867
Thereafter	—	11,785,714

Total minimum lease payments	786,427	$18,098,224

Less amount representing interest	102,147

Present value of minimum lease payments	684,280
Less current portion of capital lease obligations	172,226

Long term portion	$512,054

The above lease commitments include the Company’s lease on its former Duke Court facility and the lease on its new building at 3750 Westwind Blvd. TrueTime entered into a sublease on its former facility in December, 2000 for a term of forty-eight and one half months with an option to extend the sublease for one additional thirty-six month period. The cost of the lease and leasehold improvements is offset by a positive cash flow generated by the sublease. Lease expense for the former facility will be $644,840 over the balance of the sublease (40 month period), subject to an adjustment at December 22, 2004 based on the national consumer price index (“CPI”). Income from the sublease for that period will be $896,824. The Company moved to its new Westwind facility in January, 2001. The term of the lease on the Westwind facility runs through December 2015 with three five-year renewal options. The terms of the lease provide for fixed or minimum payments plus additional rents based on the consumer price index. The Company has abandoned and physically moved from approximately 34,500 square feet of the Westwind facility, as of December 15, 2001. Due to the recent economic downturn, management determined that there was excess capacity on the noncancelable lease and a restructuring charge of $998,204 has been made in fiscal year 2001. See note 11 for further discussion.

Rent expense for the years ended September 30, 1999, 2000 and 2001 was approximately $353,000, $301,875 and $990,772, respectively.

The capital lease commitment is for a sale leaseback transaction entered into with a commercial bank on April 30, 2001. The sale leaseback transaction was on modular furnishings and machinery and equipment previously purchased by the Company in the third quarter of fiscal year 2001. The results of this transaction increased our cash by $752,186 in May 2001. The lease is for a period of forty-eight months. The interest expense on this lease for year ended September 30, 2001 was $23,539.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

11.    Restructuring Costs

In July, 2001, the Company adopted a restructuring plan which included the abandonment and physical move from approximately 34,500 square feet of its existing leased facility at Westwind Blvd. and as a result the Company has recorded a $998,204 lease loss accrual as of September 30, 2001. The accrual represents costs recognized pursuant to EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and SAB 100, Restructuring and Impairment Charges. The Company has committed to a sufficiently detailed plan that identifies significant actions to be taken and the activities that will not be continued (including the method of disposition and location of such activities). The expected date of completion of the plan is December 15, 2001 and significant changes to the plan are not likely.

12.    Segment Information:

The Company manages its business on a total product-line basis and has one reportable segment. The product-line and related accounting policies are described in Note 1.

Revenues related to continuing operations in the United States and foreign countries are presented below:

	Years Ended September 30,
	1999	2000	2001
Revenues from unaffiliated customers:
United States	$17,276,000	$17,137,000	$16,398,000
Foreign:
Europe	1,869,000	2,494,000	1,752,000
Other (including Africa, Asia, Canada, the Far East and South America)	1,448,000	1,466,000	1,052,000

Total	$20,593,000	$21,097,000	$19,202,000

All of the Company’s long-lived assets related to continuing operations are located in the United States.

Various branches and agencies of the U.S. Government utilize the Company’s products in varying applications. Total product sales to U.S. government units and indirect government customers, as a whole, comprised 28%, 36% and 53% of revenues during the years ended September 30, 1999, 2000 and 2001, respectively. Sales to one branch of the U.S. Government comprised 18%, 13% and 15% of the Company’s revenues for the years ended September 30, 1999, 2000 and 2001, respectively. There was one customer representing 23%, one customer representing 29% and one customer representing 21% of the trade accounts receivable balances for the years ended September 30, 1999, 2000 and 2001, respectively.

INDEX TO DATUM INC. AND SUBSIDIARIES

UNAUDITED FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2002 and December 31, 2001	F-30
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2002 and March 31, 2001	F-32
Condensed Consolidated Statements of Cash Flow for the Three Months Ended March 31, 2002 and 2001	F-33
Notes to Unaudited Condensed Consolidated Financial Statements	F-34

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share data)
(unaudited)

	March 31, 2002	December 31, 2001
ASSETS
Current assets
Cash and cash equivalents	$2,982	$2,381
Restricted cash	$1,072	1,828
Accounts receivable, less allowance for doubtful accounts of $671 and $574	20,096	25,479
Inventories
Purchased parts	12,025	14,247
Work-in-process	8,247	7,440
Finished products	6,969	6,786

	27,241	28,473
Prepaid expenses	762	468
Deferred income taxes	3,158	3,158
Income tax refund receivable	3,696	2,222

Total current assets	59,007	64,009
Plant and equipment
Land	2,040	2,040
Buildings	7,722	5,867
Equipment	25,064	25,997
Leasehold improvements	1,119	1,362

	35,945	35,266
Less accumulated depreciation and amortization	21,787	21,221

	14,158	14,045

Deferred income taxes	374	374
Excess of purchase price over net assets acquired, net of accumulated amortization of $11,459 and $11,459	8,549	8,549
Capitalized software development costs	2,733	2,379
Other assets	807	831

	$85,628	$90,187

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share data)
(unaudited)

	March 31, 2002	December 31, 2001
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,223	$7,041
Accrued salaries and wages	2,901	3,047
Accrued warranty	1,481	1,577
Other accrued expenses	670	998
Deferred revenue	347	314
Current portion of long-term debt	1,060	1,810

Total current liabilities	11,682	14,787

Long-term debt	2,635	2,635

Postretirement benefits	1,208	1,239

Other long-term liabilities	716	674

Commitments and contingencies

Stockholders’ equity
Preferred stock, par value $.25 per share
Authorized—1,000,000 shares Issued—none
Common stock, par value $.25 per share
Authorized—10,000,000 shares
Issued—6,243,518 shares in 2002
6,209,721 shares in 2001	1,561	1,552
Additional paid-in capital	53,984	53,619
Retained earnings	15,000	16,704
Unamortized stock compensation	(125)	(224)
Accumulated other comprehensive loss	(1,033)	(799)

	69,387	70,852

Total liabilities and stockholders’ equity	$85,628	$90,187

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2002	2001
Net sales	$15,795	$32,252
Operating expenses:
Cost of sales	10,417	17,461
Selling	3,626	4,058
Product development	3,079	3,791
General and administrative	3,371	3,987

Operating income (loss)	(4,698)	2,955

Interest expense	51	119
Interest income	(19)	(36)

Income (loss) before income taxes	(4,730)	2,872
Income tax provision (benefit)	(3,028)	1,119

Net income (loss)	$(1,702)	$1,753

Net income (loss) per common share:
Basic	$(0.27)	$0.29

Diluted	$(0.27)	$0.28

Shares used in per share calculation:
Basic	6,221	6,084

Diluted	6,221	6,364

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2002	2001
Cash flows from operating activities:
Net income (loss)	$(1,702)	$1,751

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	887	916
Amortization of capitalized software development costs	104	—
Amortization of goodwill	—	531
Contribution of shares of common stock to the Company’s 401(k) plan	188	211
Non-cash compensation	100	15
Income tax benefit from stock options exercised	14	111
Changes in assets and liabilities:
Decrease in accounts receivable	5,383	4,040
(Increase) decrease in inventories	1,232	(1,710)
Increase in income tax receivable	(1,474)	—
Increase in prepaid expenses	(294)	(308)
Increase in other assets	24	39
Increase (decrease) in accounts payable	(1,818)	569
Decrease in accrued expenses	(573)	(556)
Increase in deferred revenue	33	—
Decrease in income taxes payable	—	(963)
Increase (decrease) in postretirement benefits	(31)	74
Increase (decrease) in other long-term liabilities	42	(72)

Total reconciling items	3,817	2,897

Net cash provided by operating activities	2,115	4,648

Cash flows from investing activities:
Capital expenditures	(1,019)	(1,126)
Capitalized software development costs	(457)	(403)

Net cash used by investing activities	(1,476)	(1,529)

Cash flows from financing activities:
Reduction of line of credit	—	(1,938)
Payments of long-term debt	(750)	(750)
Decrease in restricted cash	756	—
Proceeds from exercise of stock options	91	169
Proceeds from ESP plan	80	98

Net cash provided by (used for) financing activities	177	(2,421)

Effect of exchange rate changes on cash and cash equivalents	(215)	(125)

Net increase in cash and cash equivalents	601	573
Cash and cash equivalents at beginning of period	2,381	1,017

Cash and cash equivalents at end of period	$2,982	$1,590

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the requirements of Form 10-Q and, therefore, do not include all information and footnotes which would be presented were such financial statements prepared in accordance with generally accepted accounting principles. The condensed consolidated balance sheet at December 31, 2001 was derived from the audited consolidated balance sheet at that date which is not presented herein.

In the opinion of management, the accompanying financial statements reflect all adjustments, which are normal and recurring, necessary to provide a fair presentation of the results for the interim period presented. These condensed consolidated financial statements should be read in conjunction with the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B—EARNINGS PER SHARE

Net income per share-basic excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Net income per share-diluted reflects the potential dilutive effect, calculated using the treasury stock method, of additional common shares that are issuable upon exercise of outstanding stock options and stock warrants as follows (in thousands):

	Three months ended March 31,
	2002	2001
Basic shares outstanding (weighted average)	6,221	6,084
Effect of dilutive securities	—	280

Diluted shares outstanding	6,221	6,364

Options outstanding during the three months ended March 31, 2002 and 2001 to purchase approximately 695,000 and 285,000 shares of common stock, respectively, were not included in the computation of dilutive securities because inclusion would be anti-dilutive.

NOTE C—COMPREHENSIVE INCOME

Total comprehensive income (loss) was $(1.9) million and $1.6 million for the three months ended March 31, 2002 and 2001, respectively. The difference from net income as reported is the change in cumulative translation adjustment.

NOTE D—SEGMENT AND RELATED INFORMATION

The Company has four reportable segments: Wireless; Wireline; Timing, Test and Measurement (TT&M); and Trusted Time. The Wireless segment, in Irvine, CA, produces equipment primarily for the wireless telecommunications market. The Wireline segment, in Austin, TX and Hofolding, Germany, manufactures products primarily for the wireline telecommunications market. In Beverly, MA, the TT&M segment, goods are produced for the enterprise computing, test and measurement, telecommunications and satellite markets. The Trusted Time segment, in Lexington, MA, produces products for the eBusiness market.

The Company evaluates performance of its segments and allocates resources to them based on segment operating income. Segment operating income does not include corporate expenses, amortization of goodwill and intersegment profit elimination. Identifiable assets include accounts receivable, inventories, and land, building and equipment and do not include cash, income tax refund receivable and deferred income taxes, prepaid expenses, goodwill and other long-term corporate assets.

The tables below present information about reported segments for the quarters ended March 31 (amounts in thousands):

Segment Sales

	Wireless	Wireline	TT&M	Trusted Time	Total
2002
Total sales	$5,993	$7,066	$4,940	$409	$18,408
Intersegment sales	(1,491)	(105)	(992)	(25)	(2,613)

Outside sales	$4,502	$6,961	$3,948	$384	$15,795

2001
Total sales	$12,460	$18,444	$6,491	$203	$37,598
Intersegment sales	(2,348)	(1,515)	(1,474)	(9)	(5,346)

Outside sales	$10,112	$16,929	$5,017	$194	$32,252

Segment Operating Income (Loss)

	Wireless	Wireline	TT&M	Trusted Time	Total
2002	$(584)	$(275)	$(1,947)	$(673)	$(3,479)
2001	$2,058	$3,265	$461	$(907)	$4,877

A reconciliation of segment operating income to consolidated amounts as reported for the quarters ended March 31:

	2002	2001
Segment operating income	$(3,479)	$4,877
Corporate expenses	(1,342)	(1,454)
Amortization of goodwill	—	(531)
Intercompany profit elimination	123	63

Consolidated operating income	$(4,698)	$2,955

The table below presents identifiable segments assets as of March 31, 2002 compared to prior year end:

Identifiable Segment Assets

	Wireless	Wireline	TT&M	Trusted Time	Total
March 31, 2002	$16,722	$20,821	$20,523	$3,491	$61,558
December 31, 2001	$18,989	$22,262	$22,560	$3,791	$67,602

NOTE E—DEBT

On May 29, 2001, the Company renewed its credit facility with Wells Fargo Bank. The credit facility expires May 29, 2003. The credit facility with Wells Fargo Bank is not to exceed $16.0 million and includes a line of credit and a term loan that funded July 7, 2000, the balance of which was $1.0 million at March 31, 2002. The term loan is payable in monthly principal installments of $250 thousand plus interest, which began August 1, 2000. Interest on the term loan is fixed at 9.15%. Interest on the line of credit is payable monthly at prime or at LIBOR plus 2.0%. On June 1, 2001, the Massachusetts Development Finance Agency issued a $2.7 million industrial development bond on the Company’s behalf to finance the expansion of the Datum TT&M manufacturing facility in Beverly, Massachusetts. The bond matures on May 1, 2021. Interest on the bond is payable monthly at an adjustable rate of interest as determined by the remarketing agent for each rate period to be the lowest rate which in its judgment would permit the sale of the bonds at par. The bond is collateralized by a letter of credit issued under the Company’s credit facility with Wells Fargo Bank. As of March 31, 2002, the Company was in violation of two debt covenants with Wells Fargo Bank. The Company is not allowed a loss in excess of $0.5 million in any fiscal quarter and must maintain an EBITDA coverage ratio of at least 2.0:1 at any measurement period. The Company has received a waiver for these covenant violations.

NOTE F—RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 141, “Business Combinations,” (FAS 141) and Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). FAS 141 establishes new accounting and reporting standards for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill and sets forth methods for periodically evaluating goodwill for impairment. The Company adopted the provisions of these statements in the quarter ended March 31, 2002. The implementation of FAS 142 resulted in a reduction of goodwill amortization of approximately $225 thousand per quarter beginning in 2002. The impact from implementing FAS 141 was not material to the Company’s financial position or results of operations. The following unaudited pro forma summary presents the Company’s net income and per share information as if the Company had been accounting for its goodwill under SFAS No. 142 for all periods presented:

	Three Months Ended March 31,
	2002	2001
Reported net income	$(1,702)	$1,753
Add back goodwill amortization, net of tax	—	445

Adjusted net income	$(1,702)	$2,198

Reported basic earnings per share	$ (0.27)	$0.29
Add back goodwill amortization, net of tax	—	0.07

Adjusted basic earnings per share	$ (0.27)	$ 0.36

Reported diluted earnings per share	$ (0.27)	$ 0.28

Add back goodwill amortization, net of tax	—	0.07

Adjusted diluted earnings per share	$ (0.27)	$ 0.35

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of FAS 143 no later than the first quarter of its fiscal year 2003. The Company is currently evaluating the impact of adopting FAS 143.

In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (FAS 144). FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the account and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted the provisions of FAS 144 in the quarter ended March 31, 2002. The impact from implementing FAS 144 was not material to the Company’s financial position or results of operations.

INDEX TO DATUM INC. AND SUBSIDIARIES

AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Datum Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Datum Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Orange County, California
February 14, 2002

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(In thousands, except share data)

	December 31,
	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$2,381	$1,017
Restricted cash	1,828	—
Accounts receivable, less allowance for doubtful accounts of $574 and $664, respectively	25,479	34,988
Inventories	28,473	26,400
Prepaid expenses	468	375
Deferred income taxes	3,158	4,613
Income tax refund receivable	2,222	161

Total current assets	64,009	67,554
Land, buildings and equipment, net	14,045	14,517
Deferred income taxes	374	—
Excess of purchase price over net assets acquired, net of accumulated amortization of $11,459 and $7,412	8,549	12,595
Capitalized software development costs	2,379	215
Other assets	831	395

	$90,187	$95,276

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,041	$8,777
Accrued salaries and wages	3,047	4,179
Accrued warranty	1,577	2,173
Other accrued expenses	998	1,376
Deferred revenue	314	—
Income taxes payable	—	1,705
Advances on line of credit	—	2,020
Current portion of long-term debt	1,810	3,000

Total current liabilities	14,787	23,230

Long-term debt	2,635	1,750
Postretirement benefits	1,239	1,188
Other long-term liabilities	674	584
Deferred income taxes	—	985
Commitments and contingencies
Stockholders’ equity
Preferred stock, par value $.25 per share
Authorized—1,000,000 shares
Issued—none
Common stock, par value $.25 per share
Authorized—10,000,000 shares
Issued—6,209,721 and 6,067,065, respectively	1,552	1,517
Additional paid-in capital	53,619	51,441
Retained earnings	16,704	15,516
Unamortized stock compensation	(224)	(127)
Accumulated other comprehensive loss	(799)	(808)

Total stockholders’ equity	70,852	67,539

	$90,187	$95,276

See notes to consolidated financial statements.

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2001	2000	1999
Net Sales	$109,744	$132,239	$100,168
Operating expenses:
Cost of sales	61,473	73,052	60,097
Selling	17,201	17,088	14,475
Product development	13,700	15,305	15,237
General and administrative	13,983	16,438	10,842
Impairment of long-lived asset	2,718	—	—

Operating income (loss)	669	10,356	(483)

Interest expense	401	1,673	1,919
Interest income	(144)	(214)	(524)

Income (loss) before income taxes	412	8,897	(1,878)
Income tax provision (benefit)	(776)	3,559	(728)

Net income (loss)	$1,188	$5,338	$(1,150)

Net income (loss) per common share:
Basic	$0.19	$0.90	$(0.20)

Diluted	$0.19	$0.85	$(0.20)

Shares used in per share calculation:
Basic	6,144	5,949	5,663

Diluted	6,297	6,296	5,663

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Unamortized Stock Compensation	Accumulated Comprehensive Income (Loss)	Total
	Shares	Amount
Balances at December 31, 1998	5,505,843	$1,376	$44,941	$11,328	$(368)	$(299)	$56,978
Issuances of common stock under 401(k) and ESP Plans	114,877	29	796				825
Exercise of stock options	20,000	5	81				86
Income tax benefit from restricted stock issued and stock options exercised			30				30
Amortization of stock compensation					59		59
Acquisition of Digital Delivery	214,277	54	1,861				1,915
Comprehensive income:
Cumulative translation adjustment						(423)	(423)
Net income				(1,150)			(1,150)
Total comprehensive income							(1,573)

Balances at December 31, 1999	5,854,997	1,464	47,709	10,178	(309)	(722)	58,320
Issuance of common stock under 401(k) and ESP Plans	54,888	14	1,032				1,046
Exercise of stock options	183,473	46	1,453				1,499
Income tax benefit from restricted stock issued and stock options exercised			1,389				1,389
Amortization of stock compensation					182		182
Stock based compensation			102				102
Cancelled shares from Digital Delivery acquisition	(26,293)	(7)	(244)				(251)
Comprehensive income:
Cumulative translation adjustment						(86)	(86)
Net income				5,338			5,338
Total comprehensive income							5,252

Balances at December 31, 2000	6,067,065	1,517	51,441	15,516	(127)	(808)	67,539
Issuance of common stock under 401(k) and ESP Plans	85,872	21	1,084				1,105
Exercise of stock options	26,625	7	221				228
Income tax benefit from restricted stock issued and stock options exercised			411				411
Amortization of stock compensation					362		362
Stock based compensation	30,159	7	462		(459)		10
Comprehensive income:
Cumulative translation adjustment						9	9
Net income				1,188			1,188
Total comprehensive income							1,197

Balances at December 31, 2001	6,209,721	$1,552	$53,619	$16,704	$(224)	$(799)	$70,852

See notes to consolidated financial statements.

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$1,188	$5,338	$(1,150)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,702	4,459	3,913
Amortization of capitalized software development costs	120	—	—
Amortization of goodwill	1,511	2,127	1,439
Write-off of impaired long-lived asset	2,718	—	—
Contribution of shares of common stock to the Company’s 401(k) plan	716	747	603
Stock based compensation	384	285	59
Income tax benefit from restricted stock issued and stock options exercised	411	1,389	30
Deferred income taxes	96	(1,299)	(895)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	9,509	(12,060)	(3,585)
(Increase) decrease in inventories	(2,073)	(4,589)	2,743
(Increase) decrease in prepaid expenses	(93)	120	(14)
(Increase) decrease in income tax refund receivable	(2,061)	302	727
(Increase) decrease in other assets	(436)	157	(282)
Increase (decrease) in accounts payable	(1,738)	2,071	1,744
Increase (decrease) in accrued expenses	(2,118)	2,669	(235)
Increase in deferred revenue	314	—	—
Increase (decrease) in income taxes payable	(1,705)	(237)	234
Increase (decrease) in other long-term liabilities	90	166	(18)
Increase in postretirement benefits	51	154	216
Total reconciling items	9,398	(3,539)	6,679

Net cash provided by operating activities	10,586	1,799	5,529

Cash flows from investing activities:
Proceeds from equipment disposals	—	56	—
Capital expenditures	(3,437)	(3,723)	(2,359)
Capitalized software development costs	(2,284)	(215)	—
Payment for acquisition, net of cash acquired	—	—	(2,111)
Other	—	(39)	16

Net cash used by investing activities	(5,721)	(3,921)	(4,454)

Cash flows from financing activities:
Proceeds from (reductions to) line of credit	(2,020)	2,020	—
Proceeds from long-term debt	2,725	6,000	—
Payments of long-term debt	(3,030)	(16,253)	(3,025)
Increase in restricted cash	(1,828)	—	—
Proceeds from exercise of stock options and ESP plan	617	3,187	337

Net cash used for financing activities	(3,536)	(5,046)	(2,688)
Effect of exchange rate changes on cash and cash equivalents	35	(86)	(423)

Net increase (decrease) in cash and cash equivalents	1,364	(7,254)	(2,036)
Cash and cash equivalents at beginning of period	1,017	8,271	10,307

Cash and cash equivalents at end of period	$2,381	$1,017	$8,271

See notes to consolidated financial statements.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

Note A—Description of the Company and Summary of Significant Accounting Policies

Description of the Company.    Datum is a leading supplier of precise timing solutions for telecommunications and computing networks, satellite systems, electronic commerce, and test and measurement applications. We design, manufacture or contract for manufacture, and market a wide variety of high-performance time and frequency products for telecommunications systems, enterprise computing networks, electronic commerce, satellites and a variety of other test and measurement applications. Our products are used to synchronize the flow of information in telecommunications networks and numerous other applications.

Principles of Consolidation.    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Revenue Recognition.    The Company’s principal source of revenue is derived from the sale of hardware products. A small percentage of the Company’s revenue is generated by software sales. For sales of hardware products, the Company recognizes revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met, revenue recognized for any reporting period could be adversely affected. For sales of software products and hardware transactions where software is not incidental, the Company recognizes revenue in accordance with Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Fees from software sales are recognized as revenue upon shipment, provided persuasive evidence of an arrangement exists, fees are fixed and determinable, collection is probable, and vendor specific evidence exists to determine the value of any undelivered elements of the arrangement. For contracts, the Company uses the percent complete method for recognizing revenue.

Accounts Receivable and Allowance for Doubtful Accounts.    Our management must make estimates of the collectibility of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $25.5 million, net of allowance for doubtful accounts of $0.6 million, as of December 31, 2001. Accounts receivable included amounts recognized as revenue not yet billed to customers from long term contracts of $3.5 million and $2.5 million as of December 31, 2001 and 2000, respectively. The Company generally expects to collect these receivables within one year.

Inventory Valuation.    Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Our management must make estimates of inventory valuation and obsolescence. Management estimates customer demand, prices for products, future inventory usage and evaluates inventory obsolescence in

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluating the adequacy of inventory reserves. Increases in inventory reserves are charged to cost of goods sold. Our inventory balance was $28.5 million, net of reserves of $3.8 million, as of December 31, 2001.

Inventories comprise the following (in thousands):

	December 31,
	2001	2000
Purchased parts	$14,247	$13,015
Work-in-process	7,440	7,873
Finished products	6,786	5,512

	$28,473	$26,400

Accounting for Income Taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The Company uses the liability method of accounting for income taxes. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense for the period is calculated as the change in net deferred tax liabilities and assets.

Land, Buildings and Equipment.    Land, buildings and equipment, which are recorded at cost and depreciated where appropriate by the straight-line method, consist of the following (in thousands):

	December 31,		Depreciable Life
	2001	2000
Land	$2,040	$2,040
Buildings	5,867	5,435	30 to 40 years
Equipment	25,997	23,294	3 to 10 years
Leasehold improvements	1,362	1,315	5 to 10 years

	35,266	32,084
Less accumulated depreciation and amortization	21,221	17,567

	$14,045	$14,517

Expenditures for maintenance and repairs are charged directly to operations, and betterments and major renewals are capitalized.

Capitalized Software Development Costs.    Statement of Financial Accounting Standards No. 86 (“FAS 86”) requires the capitalization of certain software development costs once technological feasibility is established, which the Company defines as the completion of a working model. Costs not required to be capitalized are included in research and development expense as incurred. Amortization begins when a product is ready for release to customers and is calculated on a straight-line basis over the estimated product life, or based

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the ratio of current revenues to total projected product revenues, whichever is greater. The recoverability of capitalized costs is continually evaluated. The amount charged to expense for amortization of software development costs was $120,000 and $9,000 in 2001 and 2000 respectively.

Accrued Warranty Repair.    The Company generally offers warranties on its products of one to three years. When evaluating the adequacy of the accrual for warranty repairs, management estimates the number of units that have been sold that are still under warranty, failure rates and the average cost of performing a warranty repair. Additions to accrued warranty repair are charged to cost of goods sold. The Company had $1.6 million and $2.2 million in accrued warranty as of December 31, 2001 and 2000, respectively.

Long-lived Assets.    The excess of the purchase price of businesses or assets acquired over the fair value of the net assets (“goodwill”) is amortized over varying periods ranging from 20 to 40 years. At each balance sheet date, the Company reviews the recoverability of long-lived assets and certain intangible assets, including goodwill. In the event the sum of expected undiscounted future cash flows resulting from the use of an asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. It is the Company’s policy to periodically evaluate the carrying value of its  long-lived assets when certain events arise and to recognize impairment when the estimated future undiscounted net operating cash flows from the use of the assets are less than their carrying values. Impairment of long-lived assets for 2001 was $2.7 million. There was no such charge in 2000 or 1999. The charge represented $2.5 million of acquisition costs from the July 1999 acquisition of Digital Delivery Inc. and $0.2 million of software developments costs capitalized in 2000. During 2001, the Company determined that the carrying value of the asset related to the Digital Delivery acquisition exceeded its net realizable value as a result of a reduced demand outlook caused by significant changes in business conditions.

Consolidated Statement of Cash Flows.    Cash equivalents include highly liquid investments with an original maturity of less than three months. Cash paid for interest totaled $0.4 million, $1.1 million and $1.7 million in 2001, 2000 and 1999, respectively. Cash paid for income taxes totaled $4.8 million, $2.5 million and $0.2 million in 2001, 2000 and 1999, respectively. Significant non-cash transactions affecting the Company’s accounts consisted of tax benefits from the exercise of common stock options of $0.4 million, $1.4 million and $0.03 million in 2001, 2000 and 1999, respectively.

Stock Options and Awards.    The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. See the disclosures in accordance with Statement of Financial Accounting Standards No. 123 (FAS 123) in Note E.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Income Per Share.    Net income per share—Basic excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Net income per share—Diluted reflects the potential dilution that could occur if stock warrants or options were exercised. Because the effect would have been anti-dilutive, stock options representing 134,957 shares in 1999 have been excluded from the computation of diluted earnings per share. Net income per share is calculated as follows (in thousands, except share data):

	Year Ended December 31,
	2001	2000	1999
Net income (loss)	$1,188	$5,338	$(1,150)

Shares outstanding—Basic	6,143,854	5,948,789	5,663,146
Effect of dilutive securities:
Warrants	3,234	49,893	—
Stock options	150,376	297,185	—

Shares outstanding—Diluted	6,297,464	6,295,867	5,663,146

Net income (loss) per share—Basic	$0.19	$0.90	$(0.20)

Net income (loss) per share—Diluted	$0.19	$0.85	$(0.20)

Disclosures About Fair Value of Financial Instruments.    The carrying values of cash, cash equivalents, accounts receivable and accrued liabilities approximate their fair values because of the short maturity of these instruments. The carrying value of long-term debt approximates its fair value.

Comprehensive Income.    Comprehensive income is defined as a change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The only component of comprehensive income other than net income of the Company is currency translation adjustments.

Foreign Currency Translation.    Assets and liabilities of the Company’s German subsidiary are translated at current exchange rates, while revenue and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in other comprehensive income.

Concentration of Credit Risk.    A small number of customers accounts for a substantial portion of the Company’s net sales, and therefore also represents a substantial amount of receivables at any point in time. As of December 31, 2001, one customer accounted for approximately 9.7% of accounts receivables and four others collectively accounted for approximately 15.5%. The Company performs regular credit evaluations of its customers and has not experienced any significant credit losses.

New Accounting Pronouncements.    In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 141, “Business Combinations,” (FAS 141) and Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). FAS 141 establishes new accounting and reporting standards for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill and sets forth methods for periodically evaluating goodwill for impairment. The Company is required to adopt the provisions of these statements no later than the first quarter of its fiscal year 2002. The implementation of FAS 142 will result in a reduction of goodwill amortization of approximately $225 thousand per quarter beginning in 2002. The Company is currently evaluating the impact of adopting FAS 141.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of FAS 143 no later than the first quarter of its fiscal year 2003. The Company is currently evaluating the impact of adopting FAS 143.

The following summary presents the Company’s net income and per share information as if the Company had not amortized goodwill under SFAS No. 142 for all periods presented:

	Year Ended December 31,
	2001	2000	1999
Reported net income	$1,188	$5,338	$(1,150)
Add back goodwill amortization, net of tax	1,144	1,760	1,072

Adjusted net income	$2,332	$7,098	$(78)

Reported basic earnings per share	$0.19	$0.90	$(0.20)
Add back goodwill amortization, net of tax	0.19	0.29	0.19

Adjusted basic earnings per share	$0.38	$1.19	$(0.01)

Reported diluted earnings per share	$0.19	$0.85	$(0.20)
Add back goodwill amortization, net of tax	0.18	0.28	0.19

Adjusted diluted earnings per share	$0.37	$1.13	$(0.01)

In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (FAS 144). FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is required to adopt the provisions of FAS 144 no later than the first quarter of its fiscal 2002. The Company is currently evaluating the impact of adopting FAS 144.

Note B—Debt

Long-term obligations outstanding are as follows (in thousands):

	December 31,
	2001	2000
$6,000 term loan, $250 principal due monthly, to June 15, 2002, with interest payable monthly at 9.15%, collateralized by all assets	$1,750	$4,750
$2,725 industrial development bond, principal due semi-annually with the bond maturing in May 2021. Interest is payable monthly beginning July 2, 2001 at an adjustable rate of interest	2,695	—

Total debt	4,445	4,750
Less current portion	(1,810)	(3,000)

Long-term debt, less current portion	$2,635	$1,750

Aggregate maturities of long-term debt before debt discount at December 31, 2001 are as follows (in thousands):

2002	$1,810
2003	60
2004	65
2005	70
2006	35
Thereafter	2,405

Total	$4,445

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 29, 2001, the Company renewed its credit facility with Wells Fargo Bank. The credit facility expires May 29, 2003. The credit facility with Wells Fargo Bank is not to exceed $16.0 million and includes a line of credit and a term loan. The term loan is payable in monthly principal installments of $250 thousand plus interest, which began August 1, 2000. Interest on the term loan is fixed at 9.15%. Interest on the line of credit is payable monthly at prime or at LIBOR plus 2.0%. On June 1, 2001, the Massachusetts Development Finance Agency issued a $2.7 million industrial development bond on the Company’s behalf to finance the expansion of the Datum TT&M manufacturing facility in Beverly, Massachusetts. The bond matures on May 1, 2021. Interest on the bond is payable monthly at an adjustable rate of interest as determined by the remarketing agent for each rate period to be the lowest rate which in its judgment would permit the sale of the bonds at par. The bond is collateralized by a letter of credit issued under the Company’s credit facility with Wells Fargo Bank. As of December 31, 2001, the Company had $1.8 million of restricted cash, representing the remaining proceeds of the Massachusetts industrial development bond. No amounts were outstanding under the line of credit as of December, 2001.

The current credit agreements impose operating and financial restrictions on the Company, including a requirement to maintain certain financial ratios and a certain profitability level. Such restrictions affect, and in some respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, repay certain indebtedness prior to its stated maturity, create liens, engage in mergers and acquisitions, transfer assets, make certain capital expenditures and pay dividends.

Note C—Income Taxes

In 2001, 2000, and 1999, pretax income (loss) was attributed to the following jurisdictions (in thousands):

	2001	2000	1999
Domestic Operations	$644	$8,655	$(2,095)
Foreign Operations	(232)	242	217

Total	$412	$8,897	$(1,878)

The income tax provision (benefit) comprises the following (in thousands):

	Year Ended December 31,
	2001	2000	1999
Provision (benefit) for income taxes:
Current:
Federal	$(919)	$4,020	$(613)
State	152	729	682
Foreign	(104)	109	98

	(871)	4,858	167

Deferred:
Federal	176	(1,295)	(207)
State	(81)	(4)	(688)

	95	(1,299)	(895)

	$(776)	$3,559	$(728)

The tax benefits associated with the exercise of non-qualified stock options and the grants of restricted stock awards reduced taxes currently payable as shown above by $0.4 million, $1.4 million and $0.03 million in 2001, 2000 and 1999, respectively. Such benefit was credited to additional paid in capital.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to income (loss) before taxes as follows (in thousands):

	Year Ended December 31,
	2001		2000		1999
	Amount	Pretax Income	Amount	Pretax Income	Amount	Pretax Income
Computed expected tax expense (benefit)	$140	34.0%	$3,025	34.0%	$(640)	(34.0)%
State income tax (benefit), net of federal income tax effect	71	17.1%	639	7.2%	(127)	(6.8)%
Amortization of excess of purchase price over net assets acquired	1,072	260.2%	443	5.0%	209	11.0%
Foreign earnings taxed at different Rates	(23)	(5.7)%	24	0.3%	22	1.2%
Research and development tax credits	(2,000)	(485.4)%	(785)	(8.8)%	(242)	(12.9)%
Other	(36)	(8.7)%	213	2.3%	50	2.8%

	$(776)	(188.5)%	$3,559	40.0%	$(728)	(38.7)%

The primary components of temporary differences that give rise to the Company’s net deferred tax assets are as follows (in thousands):

	December 31,
	2001	2000
Deferred tax assets:
Inventory	$1,584	$1,627
Accruals and reserves	2,027	2,616
Net operating loss carryovers	9	9
Tax credits	1,711	1,572

	5,331	5,824

Deferred tax liabilities:
Property, plant and equipment	(1,799)	(2,162)
Other	—	(34)

	(1,799)	(2,196)

	$3,532	$3,628

The Company has a California net operating loss carryover of $0.1 million that begins expiring in 2003. The Company also has federal and California research and development tax credit carryovers of $0.9 million and $0.8 million, respectively. The federal tax credits begin expiring in 2018 and the California tax credits do not expire.

Note D—Post-Retirement Benefits

Post-retirement benefits are recognized over the employee’s service period based on the expected costs of providing such benefits to the employee and the employee’s beneficiaries after retirement. The Company elected to recognize the transition obligation over a 20-year period. The remaining unamortized transition obligation was written off against the curtailment gain in 2001.

The Company’s post-retirement benefit program comprises two plans, the life insurance plan and the health care plan. In December 2001 the Company curtailed the post-retirement benefit program. As of December 31, 2001, the Company curtailed the post-retirement medical plan. Any permanent full-time employee who retires after age 62 and with 12 years of service on or before December 31, 2004 is eligible for participation. The health care plan is a contributory plan.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth the Company’s post-retirement program’s status reconciled with amounts reported in the consolidated balance sheet (in thousands):

	December 31,
	2001	2000
Accumulated post-retirement benefit obligation:
Benefit obligation at beginning of year	$1,551	$1,427
Service cost	149	127
Interest cost	104	86
Actuarial gains	(139)	(59)
Curtailment	(824)	—
Expected benefits paid	(58)	(30)

Benefit obligation at end of year	783	1,551
Plan assets at fair value	—	—

Accumulated post-retirement benefit obligation in excess of plan assets	783	1,551
Unrecognized transition obligation	—	(361)
Unrecognized net gain (loss)	456	(2)

Accrued post-retirement benefit obligation	$1,239	$1,188

Net periodic post-retirement benefit cost includes the following components (in thousands):

	Year Ended December 31,
	2001	2000	1999
Service cost	$149	$127	$127
Interest cost	104	86	86
Amortization of transition obligation	30	30	30
Amortization of actuarial loss	(16)	3	3
Amortization of prior service cost	17	—	—

Net periodic postretirement expense	284	246	246
Curtailment	(213)	—	—

	$71	$246	$246

Discount rate	7.50%	6.75%	6.75%

For measurement purposes, a 12% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.5% for 2009 and remain at that level thereafter. The effect of one percentage point increase in the assumed healthcare cost trend rate would increase the total of the service and interest cost components by $300 and increase the post-retirement benefit obligation by $2,000. A one percent decrease in the assumed trend rate would decrease the total of the service and interest components by $200 and decrease the post-retirement benefit obligation by $2,000.

Note E—Common Stock

In June 1994, the stockholders of the Company approved the 1994 Incentive Stock Plan. This plan provides for the granting of incentive or nonqualified options or restricted shares of the Company’s common stock to the Company’s officers, directors and employees and also to consultants, business associates and others with important business relationships with the Company. The exercise price of the shares covered by each

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

nonqualified option granted and purchase price of restricted shares is determined by the Administrator. The exercise price of common stock covered by each incentive option cannot be less than the fair market value of such shares on the date of grant. As of December 31, 2001 there have been no nonqualified options issued at an exercise price less than the market value on the date of grant and there have been no incentive options granted. Generally, options vest in 25% increments over four years and have a 10-year term. The initial shares available under the Plan for issuance were 250,000 with annual increases of 50,000 on the last day of each calendar year. The stockholders of the Company approved amendments to the Plan, providing for 200,000 additional option shares in March 1995, June 1997, June 1998 and June 2000, to be reserved for issuance thereunder. In June 1998, the stockholders also approved an amendment to change the annual increase from 50,000 to 2% of the number of shares of common stock outstanding as of the Company’s fiscal year-end. As of December 31, 2001, 1,722,752 shares have been reserved for the Plan.

Stock option activity includes 31,000 shares of restricted stock awarded in 2001. Unvested restricted stock awards as of December 31, 2001 totaled 36,142 with vesting periods from one to seven years.

Stock option activity for years ended December 31, 2001, 2000 and 1999 is as follows:

	Options Outstanding
	Number Of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	822,148	$11.35
Granted	316,500	$7.18
Exercised	(20,000)	$4.28
Cancelled	(89,000)	$13.89

Outstanding at December 31, 1999	1,029,648	$9.99
Granted	373,750	$20.70
Exercised	(183,473)	$7.98
Cancelled	(90,438)	$11.70

Outstanding at December 31, 2000	1,129,487	$13.72

Granted	144,000	$15.76
Exercised	(26,625)	$8.56
Cancelled	(52,000)	$16.35

Outstanding at December 31, 2001	1,194,862	$13.97

As of December 31, 2001, 2000 and 1999, there were 232,140, 226,455 and 188,542 shares, respectively, available for grant under the 1994 Incentive Stock Plan.

Additional information regarding options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding As Of 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable As Of 12/31/01	Weighted Average Exercise Price
$ 4.25–$ 7.00	241,162	6.74	$6.55	138,787	$6.27
$ 7.25–$10.76	264,700	5.62	$10.17	245,825	$10.35
$10.81–$13.88	257,250	7.39	$13.58	125,500	$13.69
$13.90–$21.88	378,000	8.20	$20.03	125,058	$19.61
$22.69–$28.88	53,750	8.05	$25.21	18,750	$24.88

$ 4.25–$28.88	1,194,862	7.15	$13.97	653,920	$12.31

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 1997, the stockholders of the Company approved the Employee Stock Purchase Plan (“the Purchase Plan”), which authorized the Company to issue and reserve for the Purchase Plan, or purchase up to an aggregate of 250,000 shares of common stock in open market transactions for the benefit of participating employees during the term of the Purchase Plan. The purchase price per share for which shares of common stock are purchased in an offering period under the Purchase Plan is the lesser of 85% of the fair market value of a share of common stock on the grant date or 85% of the fair market value of a share of common stock on the purchase date. Shares issued under the Plan were 37,342 in 2001, 17,451 in 2000 and 35,922 in 1999 at a weighted average price of $10.42, $17.14 and $6.16, respectively.

Had compensation cost been determined on the basis of fair value pursuant to FAS 123 net income (loss) and net income (loss) per share would have been as follows (in thousands, except share data):

	Year Ended December 31,
	2001	2000	1999
Net income (loss)
As reported	$1,188	$5,338	$(1,150)

Pro forma	$(656)	$3,994	$(2,108)

Net income (loss) per share
As reported—Diluted	$0.19	$0.85	$(0.20)

Pro forma—Diluted	$(0.11)	$0.63	$(0.37)

Pro forma information regarding net income (loss) and net earnings (loss) per common share has been estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	Employee Stock Options			Employee Stock Purchase Plan
	2001	2000	1999	2001	2000	1999
Expected life (years)	5	5	5	0.25	0.25	0.25
Expected volatility	83.48%	82.92%	78.86%	2.54%	89.46%	75.29%
Risk free interest rate	4.73%	6.06%	5.55%	4.48%	5.86%	4.67%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and negotiable in a free trading market. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair values of stock options granted during 2001, 2000 and 1999 were $10.80, $14.42 and $4.83 per share, respectively. The weighted average estimated fair values of shares granted under the Employee Stock Purchase Plan during 2001, 2000 and 1999 were $4.43, $5.65 and $1.93 per share, respectively.

The Company issued common stock warrants in connection with a debt issuance in 1995 allowing for the purchase of up to 175,000 shares of common stock at an exercise price of $11.50 per share. As a result of the Company’s follow-on public offering in 1997 and the acquisition of Digital Delivery in 1999, the warrants were

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adjusted to allow for the purchase of 176,303 shares of common stock at an adjusted exercise price of $11.415. The value of the common stock warrants is included in additional paid-in capital.

Note F—Savings And Retirement Plan

Effective July 1, 1984, the Company adopted a savings and retirement plan which covers all eligible employees. The plan provides for matching by the Company of 100% of the first 3% of employee deferral. Employer matching contributions are made in the form of shares of the Company’s common stock. Total retirement expense under the Plan amounted to $0.7 million, $0.8 million and $0.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Employees vest in increments of 20% for each year of service and are fully vested after 5 years.

Note G—Segment And Related Information

The Company has four reportable segments: Wireless; Wireline; Timing, Test and Measurement (TT&M); and Trusted Time. The Wireless segment, in Irvine, CA, produces equipment primarily for the wireless telecommunications market. The Wireline segment, in Austin, TX and Hofolding, Germany, manufactures products primarily for the wireline telecommunications market. In Beverly, MA, the TT&M segment, goods are produced for the enterprise computing, test and measurement, telecommunications and satellite markets. The Trusted Time segment, in Lexington, MA, produces products for the information technology market.

The accounting policies for the segments are the same as those described in the “Summary of Significant Accounting Policies.” The Company evaluates the performance of its segments and allocates resources to them based on operating income. Segment net sales include sales to external customers and to other Company segments (intersegment sales).
Segment operating income does not include corporate expenses, amortization of goodwill, and intersegment profit elimination. Identifiable assets include accounts receivable, inventories, capitalized software development costs, and land, building and equipment and do not include cash, income tax refund receivable and deferred income taxes, prepaid expenses, goodwill and other long-term corporate assets.

The Company accounts for intersegment sales and transfers at terms that allow a reasonable profit to the seller.

The Company’s reportable segments are strategic business units that offer different product and services. They are managed separately because each business utilizes different technology and requires different marketing strategies. All of the businesses were acquired as a unit, and the management teams at the time of the acquisitions were retained.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information about reported segments for the years ended December 31 (in thousands):

	Wireless	Wireline	TT&M	Trusted Time	Total
2001
Net sales	$40,664	$52,135	$32,580	$1,745	$127,124
Operating income (loss)	4,571	4,773	3,949	(3,108)	10,185
Identifiable assets	18,989	22,262	22,560	3,791	67,602
Capital expenditures	694	1,426	1,185	128	3,433
2000
Net sales	$57,904	$56,172	$32,172	$470	$146,718
Operating income (loss)	11,365	10,041	2,396	(4,204)	19,598
Identifiable assets	23,927	29,936	17,406	1,159	72,428
Capital expenditures	1,221	1,200	756	446	3,723
1999
Net sales	$43,277	$36,528	$29,354	$130	$109,289
Operating income (loss)	(2,259)	5,461	1,918	(504)	4,616
Identifiable assets	17,125	20,883	17,122	206	55,336
Capital expenditures	589	1,018	678	74	2,359

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of total segment net sales, operating income, identifiable assets and capital expenditures to total consolidated amounts, for the years ended December 31 is as follows (in thousands):

	2001	2000	1999
Net Sales
Total segment net sales	$127,124	$146,718	$109,289
Elimination of intersegment revenue	(17,380)	(14,479)	(9,121)

Consolidated net sales	$109,744	132,239	$100,168

Operating Income
Total operating income for segment sales	$10,185	19,598	$4,616
Corporate expense	(4,824)	(5,790)	(2,952)
Amortization of goodwill and step-up depreciation from acquisitions	(2,250)	(2,867)	(2,179)
Write-down of impaired asset	(2,718)	—	—
Intercompany profit	276	(585)	32

Consolidated operating income	$669	$10,356	$(483)

Identifiable Assets
Total segment assets	$67,602	$72,428	$55,336
Goodwill and fixed assets step-up from acquisitions	11,230	16,016	18,883
Cash	4,209	1,017	8,271
Income tax receivable and deferred income taxes	5,754	4,774	3,822
Other assets	1,390	1,042	1,470

Consolidated assets	$90,187	$95,276	$87,782

Capital Expenditures
Total segment capital expenditures	$3,433	$3,723	$2,359
Other additions	4	—	—

Consolidated capital expenditures	$3,437	$3,723	$2,359

The following table sets forth the geographical components of international sales for the years ended December 31 (in thousands):

	2001	2000	1999
International Sales
Germany	$11,117	$3,406	$2,965
China	7,107	3,960	1,208
Brazil	1,763	3,736	1,530
Switzerland	1,410	924	744
Japan	1,152	1,379	885
South Korea	976	2,484	2,974
Israel	919	501	436
Other	9,467	16,426	13,854

	$33,911	$32,816	$24,596

Sales to one customer represented 20%, 33% and 33% of the Company’s consolidated net sales in 2001, 2000 and 1999, respectively.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note H—Commitments

Total rental expense for operating leases amounted to $2.1 million, $1.7 million and $1.6 million in 2001, 2000 and 1999, respectively. The future minimum rental commitments under all non-cancelable operating leases, exclusive of property taxes and certain occupancy costs, are as follows (in thousands):

2002	$2,085
2003	1,873
2004	1,607
2005	921
2006	18
Thereafter	—

Total minimum lease payments	$6,504

ANNEX A

AGREEMENT AND PLAN

OF MERGER

AMONG

TRUETIME, INC.

SCO-TRT ACQUISITION, INC.,

SYMMETRICOM, INC.

Dated as of MARCH 27, 2002

A-i

A-ii

Page
Section 10.5	Governing Law	A-36
Section 10.6	Jurisdiction	A-36
Section 10.7	Waiver of Jury Trial	A-36
Section 10.8	Counterparts; Effectiveness	A-36
Section 10.9	Entire Agreement	A-36
Section 10.10	Captions	A-36
Section 10.11	Severability	A-36

EXHIBITS

Exhibit A	Form of Support Agreement
Exhibit B	Form of Lock-up Agreement
Exhibit C	Form of Extended Employment Agreement
Exhibit D	Form of Three Month Employment Agreement

SCHEDULES

Disclosure Schedule
Schedule 2.2(d)
Schedule 7.13(a)

A-iii

ANNEX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 27, 2002 (the “Agreement”), by and among TRUETIME, INC., a Delaware corporation (the “Company”), SYMMETRICOM, INC., a Delaware corporation (“Parent”), and SCO-TRT ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of SYMMETRICOM, INC. (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Merger Subsidiary and the Company have approved this Agreement, and deem it advisable and in the best interests of each corporation and its respective stockholders to consummate the merger of Merger Subsidiary with and into the Company upon the terms and subject to the conditions of this Agreement; and

WHEREAS, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive cash and shares of voting common stock of Parent and all outstanding warrants to purchase shares of common stock of the Company which are not exercised prior to the Merger shall be assumed by Parent; and

WHEREAS, concurrent with the execution and delivery of this Agreement, in order to induce Parent to enter into this Agreement, all members of the Company’s Board of Directors and certain record and beneficial stockholders of the Company are granting Parent Support Agreements to vote all Company shares owned by them in favor of the Merger; and

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby:

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

“1933 Act” has the meaning assigned in Section 8.1(c).

“2001 10-K” has the meaning assigned in Section 4.6.

“Agreement” has the meaning assigned in the Preamble.

“Assumed Amount” has the meaning assigned in Section 7.13(c).

“Cash Consideration” has the meaning assigned in Section 2.2(a)(iii)(B).

“Cash Consideration Reduction Amount” has the meaning assigned in Section 2.2(d).

“Certificates” has the meaning assigned in Section 2.3(a).

“Closing” has the meaning assigned in Section 2.1(d).

“Closing Date” has the meaning assigned in Section 2.1(d).

“COBRA” has the meaning assigned in Section 4.14(f).

“Common Shares Trust” has the meaning assigned in Section 2.6(b).

“Common Stock Consideration” has the meaning assigned in Section 2.2(a)(iii).

“Company” has the meaning assigned in the Preamble.

“Company 10-Q” has the meaning assigned in Section 4.7(a).

“Company Acquisition” has the meaning assigned in Section 9.5(b).

“Company Acquisition Proposal” has the meaning assigned in Section 6.2.

“Company Affiliate” has the meaning assigned in Section 7.8.

“Company Affiliates Letter” has the meaning assigned in Section 7.8.

“Company Balance Sheet” has the meaning assigned in Section 4.8.

“Company Balance Sheet Date” has the meaning assigned in Section 4.8.

“Company Common Stock” has the meaning assigned in Section 4.2.

“Company Lease” has the meaning assigned in Section 4.20.

“Company Returns” has the meaning assigned in Section 4.13(b).

“Company Rights” has the meaning assigned in Section 4.2.

“Company SEC Documents” has the meaning assigned in Section 4.7(a).

“Company Securities” has the meaning assigned in Section 4.2.

“Company Share” has the meaning assigned in Section 2.2(a)(ii).

“Company Stock Option” has the meaning assigned in Section 2.4(a).

“Company Stock Option Plans” has the meaning assigned in Section 2.4(a).

“Company Triggering Event” has the meaning assigned in Section 9.2.

“Company Warrants” has the meaning assigned in Section 4.2.

“Continuing Employees” has the meaning assigned in Section 7.9(a).

“Credits” has the meaning assigned in Section 7.13(c).

“Delaware Law” has the meaning assigned in Section 2.1.

“Disclosure Schedule” has the meaning assigned in Article 4.

“Effective Time” has the meaning assigned in Section 2.1(b).

“Employee Plans” has the meaning assigned in Section 4.14(a).

“Employment Agreements” has the meaning assigned in Section 4.14(b).

“End Date” has the meaning assigned in Section 9.1(b).

“Environmental Laws” has the meaning assigned in Section 4.17(a).

“ERISA” has the meaning assigned in Section 4.14(b).

“Excess Shares” has the meaning assigned in Section 2.6(a).

“Exchange Act” has the meaning assigned in Section 4.4.

“Exchange Agent” has the meaning assigned in Section 2.3(a).

“Exchange Ratio” has the meaning assigned in Section 2.2(a)(iii)(A).

“Form S-4” has the meaning assigned in Section 4.9(a).

“Outstanding Company Common Stock” means the number of shares of Company Common Stock issued and outstanding as of 5 p.m. Pacific Standard Time on the date of this Agreement.

“GAAP” has the meaning assigned in Section 4.8.

“Hazardous Substances” has the meaning assigned in Section 4.17(a).

“Indemnified Parties” has the meaning assigned in Section 7.13(a).

“Insurance Premiums” has the meaning assigned in Section 7.13(c).

“Knowledge” means that the Company will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or who has at any timed served, as a director or officer of the Company has, or at any time had, Knowledge of such fact or matter. For purposes of the preceding sentence any such Company individual will be deemed to have “Knowledge” of a particular fact or matter if (i) such individual is, or was at any time, aware of such fact or other matter, or (ii) a prudent individual in such person’s position could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact.

“Intellectual Property Disclosure Schedule” has the meaning assigned in Section 4.22(a).

“Lien” has the meaning assigned in Section 4.5.

“Material” means, except where such word is used in the context of the defined term “Material Adverse Effect,” a loss, expense, liability, obligation or charge in excess of $50,000, or which could reasonably be expected to result in a loss, expense, liability, obligation or charge in excess of $50,000.

“Material Adverse Effect” means any change, violation, inaccuracy, circumstance or effect that is materially adverse to the business, properties, assets (including intangible assets), liabilities, capitalization, results of operations or financial condition of either party and its Subsidiaries, taken as a whole, as the case may be; provided, however, that the following shall not be taken into account in determining whether there has been or could or would be a “Material Adverse Effect” on or with respect to a party: (a) the loss of employees as a result of reductions in force that are mutually agreed upon by the Company and Parent, (b) the loss of an amount not in excess of 25% of the number of the key employees to be identified in a letter of Parent to the Company as of the date of this Agreement (including as lost employees in the case of the Company such employees as shall have given any notice or indication that they will not continue to be willing to be employed by the Surviving Corporation following the Effective Time), (c)changes in trading prices for such party’s securities, (d) any effects resulting from the announcement or completion of the transactions contemplated by this Agreement (except the loss of more than 25% of the employees referenced at subsection (b), above) and (e) any occurrences relating to the economy of the United States in general or the economies in which such entity operates or the industries in which such entity operates in general and not specifically relating to such party.

“Merger” has the meaning assigned in Section 2.1.

“Merger Consideration” has the meaning assigned in Section 2.2(c).

“Merger Subsidiary” has the meaning assigned in the Preamble.

“NNM” means the Nasdaq National Market.

“Non-Disclosure Agreement” has the meaning assigned in Section 7.1(b).

“Non-U.S. Plans” has the meaning assigned in Section 4.14(h).

“Parent” means Symmetricom, Inc., a Delaware corporation.

“Parent 10-Q” has the meaning assigned in Section 5.6(a).

“Parent Balance Sheet” has the meaning assigned in Section 5.7.

“Parent Balance Sheet Date” has the meaning assigned in Section 5.7.

“Parent Common Stock” means the Common Stock of Parent.

“Parent Disclosure Letter” has the meaning assigned in Article 5.

“Parent Preferred” has the meaning assigned in Section 5.2.

“Parent SEC Documents” has the meaning assigned in Section 5.6(a).

“Parent Series A Preferred” has the meaning assigned in Section 5.2.

“Per Share Cash Consideration” has the meaning assigned in Section 2.2(a)(iii)(B).

“Per Share Stock Consideration” has the meaning assigned in Section 2.2(a)(iii)(A).

“Permits” has the meaning assigned in Section 4.15.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Premiums Overage” has the meaning assigned in Section 7.13(c).

“Proprietary Rights” has the meaning assigned in Section 4.22(b).

“Proxy Statement/Prospectus” has the meaning assigned in Section 4.9(a).

“Representatives” has the meaning assigned in Section 6.2.

“SEC” has the meaning assigned in Section 4.7.

“Stockholder Approval” has the meaning assigned in Section 7.3.

“Stockholder Meeting” has the meaning assigned in Section 7.3.

“Subsidiary” when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (a) more than fifty percent (50%) of the securities or other ownership interests or (b) securities or other interests having by their terms ordinary voting power to elect more than fifty percent (50%) of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Superior Proposal” has the meaning assigned in Section 6.2.

“Support Agreements” has the meaning assigned in Section 7.4.

“Surviving Corporation” has the meaning assigned in Section 2.1(a).

“Tail Coverage” has the meaning assigned in Section 7.13(c).

“Tax” has the meaning assigned in Section 4.13(a).

“Taxing Authority” has the meaning assigned in Section 4.13(a).

“Third Party Expenses” means all legal, accounting and financial advisory fees and expenses of third parties, whether payable in cash or securities, incurred by the Company in connection with the negotiation and effectuation of all terms and conditions of this Agreement and the transactions contemplated hereby.

“Transaction Allowance” means $900,000 less the Premiums Overage, if any.

ARTICLE 2

THE MERGER

Section 2.1    The Merger.

(a)    In accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the “Delaware Law”), at the Effective Time, the Merger Subsidiary shall be merged with and into the Company (the “Merger”), whereupon the separate existence of the Merger Subsidiary shall cease and the Company shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent.

(b)    As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Subsidiary shall file a certificate of merger with the Secretary of State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the “Effective Time”).

(c)    From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, property and powers and be subject to all of the restrictions, disabilities, debts and duties of the Company and Merger Subsidiary, all as provided under the Delaware Law.

(d)    Unless this Agreement is earlier terminated pursuant to Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of Pillsbury Winthrop LLP, 2550 Hanover Street, Palo Alto, California as soon as practicable, but in any event within two (2) business days after the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or at such other time, place and date as is mutually agreed to in writing by the parties hereto. The date of the Closing is referred to in this Agreement as the “Closing Date.”

Section 2.2    Conversion of Shares and Merger Consideration.

(a)    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(i)    Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Subsidiary shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with this Section 2.2(a)(i).

(ii)    Each share of Company Capital Stock (a “Company Share”) held by the Company as treasury stock or owned by any subsidiary of the Company, by Parent or by any subsidiary of Parent, shall be cancelled, and no payment shall be made with respect thereto.

(iii)    Subject to adjustment as provided in Section 2.2(d), each Company Share issued and outstanding immediately prior to the Effective Time (and except as otherwise provided in Section 2.2(a)(ii)), by virtue of the Merger will be converted into the right to receive:

(A)    such number of shares of Parent common stock (“Parent Common Stock”) equal to the quotient obtained by dividing the Common Stock Consideration by the Outstanding Company Common Stock (such result rounded to four decimal places being referred to as the “Exchange Ratio”) (the “Per Share Stock Consideration”), and

(B)    an amount in cash equal to the amount obtained by dividing $5,000,000 (the “Cash Consideration”) by the Outstanding Company Common Stock (such amount rounded to two decimal places being referred to as the “Per Share Cash Consideration”).

For purposes of this Agreement, the term “Common Stock Consideration” means 2,600,000 shares of Parent Common Stock.

(b)    From and after the Effective Time, all Company Shares converted in accordance with Section 2.2(a)(iii) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, as applicable, and any dividends payable pursuant to Section 2.3(f).

(c)    The aggregate amount of cash plus the aggregate number of shares of Parent Common Stock determined in accordance with Section 2.2(a)(iii) hereof (together with cash in lieu of fractional shares of Parent Common Stock as specified below) is referred to herein as the “Merger Consideration.”

(d)    The Cash Consideration shall be reduced by the amount (the “Cash Consideration Reduction Amount”) by which Company Third Party Expenses exceed the Transaction Allowance. The Cash Consideration Reduction Amount shall be scheduled at Schedule 2.2(d).

(e)    In lieu of any other consideration for the Company Stock Options or the shares for which they might otherwise be exercisable thereunder but for the Merger, each holder of a Company Stock Option whose option has been rendered subject to mandatory surrender and cancelled pursuant to the Company Stock Option Plans subject to and contingent upon the Merger shall acquire the right to receive from Parent as of the Effective Time an amount of cash per option share, regardless of whether such share was vested or unvested at the time of cancellation and surrender, equal to the excess, if any, of the sum of (i) the dollar value as of the close of NNM on the Closing Date of the Per Share Stock Consideration plus (ii) the Per Share Cash Consideration, over the exercise price under such Company Stock Option for such shares.

Section 2.3    Surrender and Payment.

(a)    Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Company Shares (the “Certificates”) for the Merger Consideration. Parent will make available to the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the Company Shares. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record at the Effective Time of Company Shares a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent).

(b)    Each holder of Company Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive the Merger Consideration payable in respect of the Company Shares represented by such Certificate. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c)    If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to such registration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such registration shall pay to the Exchange Agent any transfer or other taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or the Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.3(a) that remains unclaimed by the holders of Company Shares one (1) year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Company Shares for the Merger Consideration in accordance with this Section 2.3 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s Company Shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares three (3) years after the Effective Time (or such earlier date prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled hereto.

(f)    No dividends or other distributions with respect to Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 2.3. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Common Stock, all Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

Section 2.4    Stock Options and Warrants.

(a)    Prior to the Effective Time, each outstanding option to purchase Company Shares (a “Company Stock Option”) granted under the Company’s plans identified in Section 4.14 of the Disclosure Schedule (as defined in the introductory clause to Section 3.3 below) as being the only compensation or benefit plans or agreements pursuant to which Company Shares may be issued (collectively, the “Company Stock Option Plans”), whether vested or not vested, shall be surrendered and cancelled in exchange for a right to receive such amount, if any, provided pursuant to Section 2.2(e), above. The Merger will further terminate the Company Stock Option Plans. In addition, prior to the Effective Time, the Company will adopt such resolutions and make any amendments to the terms of such stock option or compensation plans, arrangements or agreements that are necessary to give effect to the transactions contemplated by this Section 2.4.

(b)    Each Warrant that remains outstanding following the Effective Time shall continue to have, and be subject to, the same terms and conditions set forth in the documents governing such Warrant immediately prior to the Effective Time, except that (i) such Warrant will be exercisable for that number of whole shares of Parent Common Stock as is equal to the product of (x) the number of Company Shares that were purchasable under the Warrant immediately prior to the Effective Time and (y) the Exchange Ratio (rounded to the nearest whole number of shares of Parent Common Stock), (ii) the per share exercise price for Parent Common Stock issuable upon exercise of such Warrant will be equal to the quotient obtained by dividing the aggregate exercise price of such Warrant immediately prior to the Effective Time by the number of shares of Parent Common Stock for which such Warrant shall be exercisable as determined in accordance with the preceding clause (i), rounded to the nearest whole cent, and (iii) upon exercise for whole shares of Parent Common Stock, an amount equal to the Per Share Cash Consideration, if any, shall be paid to the Warrant holder for such number of Company Shares that would have been purchasable in accordance with the preceding clauses (i) and (ii) prior to the Effective Time.

Section 2.5 Adjustments.    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company (other than as contemplated in Section 4.2 or permitted under this Agreement) shall occur, including, without limitation, by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted.

Section 2.6 Fractional Shares.

(a)    No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Company Shares otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.6, a cash payment in lieu of such fractional shares of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of shares of Parent Common Stock equal to the excess of (x) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.3(a) over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Certificates pursuant to Section 2.3(b) (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing Company Shares, shall sell the Excess Shares at then prevailing prices on the NNM in the manner provided in the following paragraph.

(b)    The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NNM through one or more member firms of the NNM and shall be executed in round lots to the extent practicable. The compensation payable to the Exchange Agent and the expenses incurred by the Exchange Agent, in each case, in connection with such sale or sales of the Excess Shares, and all related commissions, transfer taxes and other out-of-pocket transaction costs, will be paid by the Surviving Corporation out of its own funds and will not be paid directly or indirectly by Parent. Until the proceeds of such sale or sales have been distributed to the holders of shares of Company Shares, the Exchange Agent shall hold such proceeds in trust for the holders of Company Shares (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Company Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Shares would otherwise be entitled.

(c)    As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Shares in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of Company Shares without interest.

Section 2.7    Withholding Rights.    Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

Section 2.8    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made against it, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Company Shares represented by such Certificate as contemplated by this Article 2.

Section 2.9    Shares Held by Company Affiliates.    Anything to the contrary herein notwithstanding, no shares of Parent Common Stock (or certificates therefor) shall be issued in exchange for any Certificate to any

Person who may be an “affiliate” of the Company (identified pursuant to Section 7.8) until such Person shall have delivered to Parent a duly executed letter as contemplated in Section 7.8. Such Person shall be subject to the restrictions described in such letter, and such shares (or certificates therefor) shall bear a legend describing such restrictions.

Section 2.10    Appraisal Rights.    In accordance with section 262 of the Delaware Law, appraisal rights shall be available to holders of shares of Company Shares in connection with the Merger.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.1    Certificate of Incorporation of the Surviving Corporation.    The certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be changed to the current name of the Company.

Section 3.2    Bylaws of the Surviving Corporation.    The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 3.3    Directors and Officers of the Surviving Corporation.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as specifically disclosed in a letter delivered by the Company to Parent immediately prior to the execution of this Agreement and signed by the President and Chief Executive Officer of the Company (the “Disclosure Schedule”), the Company represents and warrants to Parent and Merger Subsidiary as follows:

Section 4.1    Organization and Qualification.    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

The Company is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, which states or jurisdictions are listed on Section 4.1 of the Disclosure Schedule, except where the failure to be so qualified or in good standing, taken together with all other such failures, would not have a Material Adverse Effect on the Company.

Section 4.2    Capitalization.    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.01 par value per share (the “Company Common Stock”) and 1,000,000 shares of Preferred Stock, $0.01 par value per share (the “Company Preferred Stock”). As of February 8, 2002, (a) 5,950,000 shares of Company Common Stock were issued and outstanding, (b) no shares of Company Preferred Stock were issued and outstanding, (c) 1,650,000 shares of Company Common Stock were reserved for issuance pursuant to the Company Option Plans, of which stock options to purchase an aggregate of 949,650 shares of Company Common Stock were outstanding, (d) 200,000 shares of Company Common Stock were reserved for issuance upon exercise of warrants (“Company Warrants”). All the outstanding shares of the Company’s Capital Stock are, and all Company Shares that may be issued pursuant to the exercise of outstanding employee and director stock options and the Company Warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in Section 4.2 of the Disclosure Schedule and except for changes since the close of business on March 25, 2002 resulting from the exercise of employee stock options outstanding on such date, there are outstanding (x) no shares of capital stock or other voting securities of the Company, (y) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (z) no options, warrants or other rights to acquire from the Company, and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company to issue, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses (x), (y) and (z) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company or any agreements, arrangements, or other understandings to which the Company or any of its Subsidiaries is a party or by which it is bound that will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger.

Section 4.3    Authority.    The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval of its stockholders, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary corporate action on the part of the Company, including approval of the Company’s Board of Directors, and other than the requisite approval by its stockholders, no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

Section 4.4    Governmental Authorization.    The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no consent of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) compliance with any applicable requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (c) compliance with any applicable requirements of the 1933 Act and state securities laws, and (d) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 4.5    Non-Contravention.    Except as disclosed in Section 4.5 of the Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, lease, permit or other similar authorization held by the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries. For purposes of this Agreement, “Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 4.13) not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet (as such term is defined in Section 4.8), as the case may be) or (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business. Except as disclosed in Section 4.5 of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company is a party to any agreement that expressly limits the ability of the Company or any Subsidiary of the Company, or would limit Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time.

Section 4.6    Subsidiaries.    Each of the Company’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, which states or jurisdictions are listed on Section 4.6 of the Disclosure Schedule, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company. Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (the “2001 10-K”), as filed with the SEC, lists the only Subsidiaries of the Company at September 30, 2001, and all Subsidiaries of the Company thereafter formed or acquired are listed in Section 4.6 of the Disclosure Schedule. All of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and are owned by the Company free and clear of all liens, claims, charges or encumbrances, and there are no irrevocable proxies with respect to such shares. Except as set forth in Section 4.6 of the Disclosure Schedule and except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity which is material to the business of the Company and its Subsidiaries, taken as a whole. There are no restrictions on the Company to vote the stock of any of its Subsidiaries.

Section 4.7    SEC Filings.

(a)    The Company has delivered to Parent (i) its annual reports on Form 10-K for its fiscal years ended September 30, 2000 (as amended) and 2001 (with all exhibits attached or incorporated by reference to each), (ii) its quarterly reports on Form 10-Q for its quarter ended December 31, 2001, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 1999, and (iv) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission (the “SEC”) since December 31, 1999 (the documents referred to in this Section 4.7(a) being referred to collectively as the “Company SEC Documents”). The Company’s quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2001 is referred to herein as the “Company 10-Q.”

(b)    As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

(c)    As of its filing date, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 4.8    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including any related notes and schedules) included in its annual reports on Form 10-K and the Company 10-Q referred to in Section 4.7 fairly present, in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2001 set forth in the Company 10-Q and “Company Balance Sheet Date” means December 31, 2001. At the Company Balance Sheet Date and as of the Closing Date, except as set forth in Section 4.8 of the Disclosure Schedule, the Company and its Subsidiaries had and will have no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected on the Company Balance Sheet under GAAP) not reflected in the financial statements or the accompanying notes thereto, except for liabilities and obligations that have arisen in the ordinary course of business prior to the date of the financial statements and which, under GAAP, would not have been required to be reflected in the financial statements. All accounts receivable of the Company and its Subsidiaries have arisen from bona fide transactions of the Company or its Subsidiaries, as the case may be, in the ordinary course of business. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

Section 4.9    Disclosure Documents.

(a)    The proxy statement of the Company relating to the meeting of stockholders of the Company contemplated by Section 7.3 and the prospectus of Parent relating to the shares of Parent Common Stock to be issued in connection with the Merger (the “Proxy Statement/Prospectus”) to be filed with the SEC in connection with the Merger and the registration statement on Form S-4 of Parent (the “Form S-4”) to be filed under the 1933 Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to last sentence of Section 4.9(b), comply as to form in all material respects with the requirements of the Exchange Act and the 1933 Act.

(b)    Neither the Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the 1933 Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by the Company in this Section 4.9 with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

Section 4.10    Absence of Certain Changes.    Except as set forth in Section 4.10 of the Disclosure Schedule, since the Company Balance Sheet Date, the Company and each Subsidiary has conducted its respective business in the ordinary course consistent with past practice and, without limiting the generality of the foregoing:

(a)    There has been no event, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect;

(b)    The Company has not nor has any Subsidiary issued, or authorized for issuance, or entered into any commitment to issue, any equity security, bond, note or other security, nor has the Company or any Subsidiary amended any term of any outstanding security of the Company or any Subsidiary;

(c)    The Company has not nor has any Subsidiary incurred additional debt for borrowed money, or incurred any obligation or liability except in the ordinary course of business consistent with past practice and in any event not in excess of $50,000 for any single occurrence or $100,000 in aggregate;

(d)    The Company has not nor has any Subsidiary paid any obligation or liability, or discharged, settled or satisfied any claim, lien or encumbrance, except for current liabilities in the ordinary course of business consistent with past practice and in any event not in excess of $50,000 in the aggregate;

(e)    The Company has not nor has any Subsidiary declared or made any dividend, payment or other distribution on or with respect to any share of capital stock, other than, in the case of any Subsidiary, to the Company;

(f)    The Company has not nor has any Subsidiary purchased, redeemed or otherwise acquired or committed itself to acquire, directly or indirectly, any share or shares of its capital stock, other than pursuant to the stock repurchase rights under the Company Stock Option Plans;

(g)    The Company has not nor has any Subsidiary mortgaged, pledged, or otherwise encumbered any of its assets or properties, except for liens for current taxes which are not yet delinquent, and purchase-money liens arising out of the purchase or sale of services or products, mechanics, carriers, warehousemen’s and other similar liens made or arising in the ordinary course of business consistent with past practice and in any event not in excess of $25,000 for any single item or $50,000 in the aggregate;

(h)    The Company has not nor has any Subsidiary disposed of, or agreed to dispose of, by sale, lease, license or otherwise, any asset or property, tangible or intangible, except in the ordinary course of business consistent with past practice, and in each case for a consideration believed to be at least equal to the fair value of such asset or property and in any event not in excess of $10,000 for any single item or $25,000 in the aggregate;

(i)    The Company has not nor has any Subsidiary purchased or agreed to purchase or otherwise acquire any securities of any corporation, partnership, joint venture, firm or other entity;

(j)    The Company has not nor has any Subsidiary made any expenditure or commitment for the purchase, acquisition, construction or improvement of a capital asset, except in the ordinary course of business consistent with past practice and in any event not in excess of $50,000 for any single item or $100,000 in the aggregate;

(k)    The Company has not nor has any Subsidiary entered into any material transaction or contract, or made any commitment to do the same, except in the ordinary course of business consistent with past practice;

(l)    The Company has not nor has any Subsidiary sold, assigned, transferred or conveyed, or committed itself to sell, assign, transfer or convey, any Proprietary Rights (as defined in Section 4.22) except pursuant to licenses in the ordinary course of business consistent with past practice;

(m)    The Company has not nor has any Subsidiary adopted or amended any bonus, incentive, profit-sharing, stock option, stock purchase, pension, retirement, deferred-compensation, severance, life insurance, medical or other benefit plan, agreement, trust, fund or arrangement for the benefit of employees of any kind whatsoever, nor entered into or amended any agreement relating to employment, services as an independent contractor or consultant, or severance or termination pay, nor agreed to do any of the foregoing, except as provided by Section 2.4;

(n)    The Company has not nor has any Subsidiary effected or agreed to effect any change in its directors, officers or key employees; and

(o)    The Company has not nor has any Subsidiary effected or committed itself to effect any amendment or modification in its Certificate of Incorporation or Bylaws.

Section 4.11    No Undisclosed Material Liabilities.    There are no Material liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a)    liabilities disclosed or provided for in the Company Balance Sheet or in the notes thereto;

(b)    liabilities disclosed in the Company SEC Documents filed prior to the date hereof or set forth in Section 4.11 of the Disclosure Schedule; and

(c)    liabilities under this Agreement.

Section 4.12    Litigation.    Except as set forth in Section 4.17 of the Disclosure Schedule, there is no claim, dispute, action, proceeding, notice, order, suit, appeal or investigation, at law or in equity, pending or to the knowledge of the Company threatened, against the Company or any Subsidiary or any of their respective directors, officers, employees or agents, or involving any of their respective assets or properties before any court, agency, authority, arbitration panel or other tribunal. The Company is not aware of any facts which, if known to stockholders, customers, distributors, suppliers, governmental authorities or other Persons, would result in any such claim (other than customary and normal returns of product in the ordinary course of business consistent with past practice), dispute, action, proceeding, suit or appeal or investigation. Except as set forth in Section 4.17 of the Disclosure Schedule, the Company is not nor is any Subsidiary subject to any order, writ, injunction or decree of any court, agency, authority, arbitration panel or other tribunal, nor is the Company or any Subsidiary in default with respect to any notice, order, writ, injunction or decree.

Section 4.13    Taxes.

(a)    For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes, including without limitation (i) any income, profits, alternative or add-on minimum tax, gross receipts, sales, use, value–added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, net worth, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person.

(b)    All Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority with respect to any Taxable period ending on or before the Effective Time, by or on behalf of the Company or any Subsidiary (collectively, the “Company Returns”), have been or will be filed when due (including any extensions of such due date), and all amounts shown to be due thereon on or before the Effective Time have been or will be paid on or before such date. The Financial Statements fully accrue all actual and contingent liability for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Financial Statements (i) fully accrue consistent with past practices and in accordance with GAAP all actual and contingent liabilities for Taxes with respect to all periods through the date of the Financial Statements and (ii) properly accrue consistent with past practices and in accordance with GAAP all liabilities for Taxes payable after the Balance Sheet Date with respect to all transactions and events occurring on or prior to such date. All information set forth in the notes to the Financial Statements relating to Tax matters is accurate in all material respects.

(c)    No Tax liability has been incurred since the date of the Financial Statements other than in the ordinary course of business and adequate provision has been made for all Taxes since that date in accordance with GAAP on at least a quarterly or, with respect to employment taxes, monthly basis. The Company and each Subsidiary have withheld and paid to the applicable financial institution or Taxing Authority all amounts of Taxes required to be withheld. No Company Returns filed with respect to federal income tax returns for Taxable years of the Company in the case of the United States, have been examined by the Internal Revenue Service. The Company has not nor has any Subsidiary been granted any extension or waiver of the limitation period applicable to any Company Return.

(d)    There is no claim, audit, action, suit, proceeding or, investigation now pending or, to the Company’s Knowledge, threatened against or with respect to the Company or any Subsidiary in respect of any Tax or assessment. There are no liabilities for Taxes with respect to any notice of deficiency or similar document of any Tax Authority received by the Company or any Subsidiary which have not been satisfied in full (including liabilities for interest, additions to tax and penalties thereon and related expenses). Neither the Company, any Subsidiary nor any Person on behalf of the Company or any Subsidiary has entered into or will enter into any agreement or consent pursuant to section 341(f) of the Code. There are no liens for Taxes upon the assets of the Company or any Subsidiary except liens for current Taxes not yet delinquent. Except as may be required as a result of the Merger, the Company has not nor has any Subsidiary been nor will it be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time.

(e)    There is no contract, agreement, plan or arrangement, including without limitation the provisions of this Agreement, covering any employee or independent contractor or former employee or independent contractor of the Company or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to section 280G or section 162 of the Code (as determined without regard to section 280G(b)(4)). Other than pursuant to this Agreement, the Company is not nor is any Subsidiary a party to or bound by (nor will they prior to the Effective Time become a party to or bound by) any tax indemnity, tax sharing or tax allocation agreement (whether written, unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated tax returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) which includes a party other than the Company or any Subsidiary. None of the assets of the Company or any Subsidiary (i) is property that the Company or any Subsidiary is required to treat as owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former section 168(f)(8) of the Code, (ii) directly or indirectly secures any debt the interest on which is tax exempt under section 103(a) of the Code, or (iii) is “tax exempt use property” within the meaning of section 168(h) of the Code. The Company has not nor has any Subsidiary participated in (and prior to the Effective Time the Company will not nor will any Subsidiary participate in) an international boycott within the meaning of section 999 of the Code. The Company has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of section 6661 of the Code. The Company has previously provided or made available to Parent complete and accurate copies of all the Company Returns and, as reasonably requested by Parent, prior to or following the date hereof, presently existing information statements, reports, work papers, Tax opinions and memoranda and other Tax data and documents.

Section 4.14    Employees and Employee Benefit Plans.

(a)    The Company has set forth at Section 4.14(a) of the Disclosure Schedule a complete and accurate list setting forth all employees and independent contractors of the Company and its Subsidiaries as of two (2) days before the date hereof together with their titles or positions, dates of hire, regular work location and current compensation. Neither the Company nor any Subsidiary has entered into any employment contract or arrangement with any director, officer, employee or any other consultant or Person (i) which is not terminable by it at will without liability, except as the right of the Company or such Subsidiary to terminate its employees at will may be limited by applicable federal, state or foreign law, or (ii) under which the Company or any Subsidiary could have any liability whatsoever (collectively, the “Employment Agreements”).

(b)    Except as set forth in Section 4.14(b) of the Disclosure Schedule, neither the Company nor any Subsidiary maintains any deferred compensation, pension, health, profit sharing, bonus, stock purchase, stock option, fringe benefit, hospitalization, insurance, severance, change in control, retention, workers’ compensation, supplemental unemployment benefits, vacation benefits, disability benefits, or any other employee benefit plan (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or otherwise) or welfare benefit plan or obligation covering any of its current or former officers, directors, employees or consultants (“Employee Plans”).

(c)    The Company has made available to Parent true, complete and correct copies of (i) each Employment Agreement, (ii) each Employee Plan (or, in the case of any unwritten Employee Plans, descriptions thereof), (iii) the most recent annual report on Form 5500 filed with the IRS with respect to each Employee Plan (if any such report was required), (iv) the most recent summary plan description for each Employee Plan for which such summary plan description is required, (v) each trust agreement and group annuity contract relating to any Employee Plan, (vi) each determination letter and any outstanding request for a determination letter, and (vii) all correspondence with the IRS or the United States Department of Labor relating to any outstanding controversy or audit. Each Employee Plan complies in all material respects with applicable laws, including, without limitation, ERISA and the Code.

(d)    Each Employee Plan has been maintained, funded, operated and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to, ERISA, the Code, and the Health Insurance Portability and Accountability Act of 1996. Each Employee Plan that is intended to be qualified under section 401(a) of the Code and each trust forming a part thereof that is intended to be exempt from taxation under section 501(a) of the Code has received a favorable determination letter from the IRS as to its qualification and tax-exempt status and nothing has occurred, whether by any action or any failure to act, since the date of such determination letter that could adversely affect the qualification of such Employee Plan or the tax-exempt status of such related trust. No event has occurred and, to the Knowledge of the Company, there currently exists no condition or set of circumstances in connection with which the Company that could reasonably be expected to be subject to any liability under the terms of any Employee Plans (other than for benefits payable in the normal course of the operations of the Employee Plans), ERISA, the Code or any other applicable law, including any liability under Title IV of ERISA. Each Employee Plan can be amended or terminated in accordance with its terms and any applicable law without any material liability to the Company or any of its Subsidiaries. No Employee Plan is a “multiemployer plan” as defined in section 3(37) of the ERISA and 414(f) of the Code, or a “multiple employer plan” as described in section 4063(a) of ERISA and 413 of the Code, and none of the Company, any of its Subsidiaries or any ERISA Affiliate has ever contributed or had an obligation to contribute to any multiemployer plan or any plan subject to Title IV of ERISA. For purposes of this Section 4.14, an “ERISA Affiliate” is any organization that is a member of the controlled group of organizations of the Company and its Subsidiaries (within the meaning of sections 414(b), (c), (m) or (o) of the Code).

(e)    Except as set forth in Section 4.14(e) of the Disclosure Schedule, no current or former director, officer or other employee of, or consultant to, the Company or any of its Subsidiaries will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting or lapse of repurchase rights or obligations with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Company) as a result of the transactions contemplated hereby.

(f)    No Employee Plan provides post-retirement health and medical, life or other insurance benefits for retired employees of the Company or any of its Subsidiaries (other than benefit coverage mandated by applicable statute, including benefits provided pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code section 4980B and ERISA sections 601 et seq., as amended from time to time (“COBRA”)).

(g)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the twelve (12) months ended on the Balance Sheet Date.

(h)    With respect to any Employee Plan maintained outside the United States for the purpose of providing or otherwise making available retirement benefits to employees of the Company or any of its Subsidiaries (collectively, “Non-U.S. Plans”), the following is true:

(i)    each Non-U.S. Plan is in compliance in all material respects with the laws and regulations applicable to such plan;

(ii)    each Non-U.S. Plan and related funding arrangement that is intended to qualify for tax-favored status has been reviewed and approved for such status by the appropriate government authority (or has been submitted for such review and approval within the applicable time period), and nothing has occurred and no condition exists that is likely to cause the loss or denial of such tax-favored status;

(iii)    as of the most recent valuation date, there are no unfunded benefit liabilities.

Section 4.15    Compliance with Law.    All licenses, franchises, permits, clearances, consents, certificates and other evidences of authority of the Company and its Subsidiaries which are necessary to the conduct of the Company’s and its Subsidiaries’ respective businesses (“Permits”) are in full force and effect and the Company is not nor is any Subsidiary in violation of any Permit in any respect, except for such exceptions or violations that, individually or in the aggregate, would not have, or be reasonably likely to have, a Material Adverse Effect. Except for exceptions which would not have a Material Adverse Effect, the businesses of the Company and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of governmental authorities.

Section 4.16    Finders’ or Advisors’ Fees.    Except for Alliant Partners, copies of whose engagement letter has been provided to Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.17    Environmental Matters.

(a)    Except as disclosed on Section 4.17 of the Disclosure Schedule, the Company and its Subsidiaries are, and at all times have been, in substantial compliance with all applicable local, state and federal statutes, orders, rules, ordinances, regulations and codes and all legally enforceable judicial or administrative interpretations thereof (collectively, “Environmental Laws”) relating to pollution or protection of the environment, including, without limitation, laws relating to emissions, discharges, releases or threatened releases of Hazardous Substances (as defined below) into or on land, ambient air, surface water, groundwater, personal property or structures (including the protection, cleanup, removal, remediation or damage thereof), or otherwise related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, discharge or handling of Hazardous Substances. The Company has not nor has any Subsidiary received any written notice of any investigation, claim or proceeding against the Company or such Subsidiary relating to releases or threatened releases of Hazardous Substances or any action pursuant to or violation or alleged violation under any Environmental Law. The Company is not aware of any fact or circumstance which could involve the Company or any Subsidiary in any Material environmental litigation, proceeding, investigation or claim or impose any Material environmental liability upon the Company or any Subsidiary. As used in this Agreement, “Hazardous

Substances” means any pollutant, contaminant, material, substance, waste, chemical or compound regulated, restricted or prohibited by any Environmental Law.

(b)    To the Knowledge of the Company, there are no Hazardous Substances in, under or about the soil, sediment, surface water or groundwater on, under or around any properties at any time owned, leased or occupied by the Company or any Subsidiary for which the Company or any Subsidiary has any Material liability. The Company has not nor has any Subsidiary disposed of any Hazardous Substances on or about such properties other than in compliance with Environmental Laws or other than for which the Company has no Material liability. There is no release of any Hazardous Substances in, on, or under such properties other than in compliance with Environmental Laws or other than for which the Company has no Material liability. To the Knowledge of the Company, the Company has not nor has any Subsidiary disposed of any materials at any site being investigated or remediated for contamination or possible contamination of the environment other than in compliance with Environmental Laws or other than for which the Company has no Material liability.

(c)    The Company and each Subsidiary have all Material permits, licenses and approvals required by Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, the Properties, and the Company and each Subsidiary are in Material compliance with all such permits, licenses and approvals. All such permits, licenses and approvals were duly issued, are in full force and effect, and will remain in full force and effect following the Closing, subject to any requirement to amend or modify any such permit, license or approval to reflect the change in ownership of the Company.

Section 4.18    Labor Matters.    There are no controversies or labor disputes or union organization activities pending or threatened between the Company or a Subsidiary and any of its employees. None of the employees of the Company or any of its Subsidiaries belongs to any union or collective bargaining unit. The Company and its Subsidiaries have complied with all applicable foreign, state and federal equal employment opportunity and other laws and regulations related to employment or working conditions, including all civil rights and anti-discrimination laws, rules and regulations. The Company is not nor is any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slowdown or lockout involving the Company or any of its Subsidiaries.

Section 4.19    Title to Property.    Other than as set forth in Section 4.19 of the Disclosure Schedule, the Company does not nor does any Subsidiary own any real property. The Company and each of its Subsidiaries has good and marketable title to all of its properties and assets, free and clear of all Liens, except for liens for taxes not yet due and payable and such liens or other imperfections of title and use restrictions, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect.

Section 4.20    Leaseholds.    Neither the Company nor any of its Subsidiaries has given or received notice of any material default under any lease under which the Company or any of its Subsidiaries is the lessee of real property (each a “Company Lease” and collectively the “Company Leases”) and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any other party thereto is in default in any material respect under any of the Company Leases. All of the Company Leases are in full force and effect, and are valid, binding and enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ or lessors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Except as set forth in Section 4.20 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or assigned, as the case may be, all or any portion of its leasehold interest under any Company Lease to any person.

Section 4.21    Management Payments.    Other than as set forth in Section 4.21 of the Disclosure Schedule, no employee or former employee of the Company will be entitled to additional compensation, the forgiveness of debt, or the acceleration of payment of any compensation that arises out of or relates to the consummation of the Merger and the transactions contemplated thereby.

Section 4.22    Proprietary Rights.

(a)    Section 4.22 of the Disclosure Schedule (the “Intellectual Property Disclosure Schedule”) sets forth a complete and accurate list of all patents and applications for patents, trademarks, trade names, service marks and copyrights, and applications therefor, owned or used by the Company or in which it or any Subsidiary has any rights or licenses. The Intellectual Property Disclosure Schedule specifies, as applicable: (i) the title of the patents, service marks, trademarks and trade names and title of each application therefor; (ii) the jurisdiction by or in which such patent, trademark, trade name, service mark or copyright has been issued or registered or in which an application has been filed, including the registration or application number and includes (iii) material licenses, sublicenses and similar agreements to which the Company or any Subsidiary is a party or pursuant to which any other party is authorized to use any Proprietary Rights (as defined below) as amended by the Company or any Subsidiary. The Company has provided Parent with copies of all agreements by which any officer, employee or consultant of the Company has assigned or conveyed to the Company title and ownership to patents, patent applications, trade secrets, and inventions developed or used by the Company or any Subsidiary in its business. All of such agreements are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity).

(b)    The Company and each Subsidiary owns or possesses valid and enforceable licenses or other rights to all patents, patent applications, supplementary protection certificates and patent extensions, trademarks, trademark applications, trade secrets, service marks and service mark registrations and applications, trade names, copyrights, inventions, business name registrations, drawings, designs, and proprietary know-how or information, or other rights with respect thereto (collectively referred to as “Proprietary Rights”), used or currently proposed to be used in the business of the Company or such Subsidiary, as the case may be, and the same are all of the Proprietary Rights necessary to conduct the Company’s or such Subsidiary’s business as it has been and is now being conducted or as it is currently proposed to be conducted. The Company or such Subsidiary, as the case may be, has the rights to use, sell, license, sublicense, assign, transfer, convey or dispose of such Proprietary Rights and the products, processes and materials covered thereby.

(c)    To the knowledge of the Company, the operations of the Company and its Subsidiaries do not conflict with or infringe, and no one has asserted to the Company that such operations conflict with or infringe, any material Proprietary Rights, owned, possessed or used by any third party. There are no claims, disputes, actions, proceedings, suits or appeals pending against the Company and its Subsidiaries with respect to any Proprietary Rights owned by the Company or any Subsidiary, and to the knowledge of the Company, none has been threatened against the Company and its Subsidiaries. To the knowledge of the Company, there are no facts or alleged facts which would reasonably serve as a basis for any claim that the Company or any Subsidiary does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Proprietary Rights in the development, manufacture, use, sale or other disposition of any or all products or services presently being used, furnished or sold in the conduct of the business of the Company or such Subsidiary as it has been and is now being conducted. The Proprietary Rights referred to in the preceding sentence are free of any unresolved ownership disputes with respect to any third party and to the best knowledge of the Company there is no unauthorized use, infringement or misappropriation of any of such Proprietary Rights by any third party, including any employee or former employee of the Company or any Subsidiary nor, is there any breach of any license, sublicense or other agreement authorizing another party to use such Proprietary Rights. The Company has not nor has any Subsidiary entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Proprietary Right.

(d)    The Intellectual Property Disclosure Schedule contains a complete and accurate list of any proceedings before any patent or trademark authority to which the Company or a Subsidiary is a party, a description of the subject matter of each proceeding, and the current status of each proceeding, including, without limitation, interferences, priority contests, opposition, and protests. Such list includes any pending applications for reissue or reexamination of a patent. The Company or a Subsidiary has the exclusive right to file, prosecute and maintain any such applications for patents, copyrights or trademarks and the patents and registrations that issue therefrom.

(e)    All registrations and filings relating to Proprietary Rights are in good standing. All maintenance and renewal fees necessary to preserve the rights of the Company and its Subsidiaries in respect of Proprietary Rights due as of the date of this Agreement have been made. The registrations and filings relating to Proprietary Rights are proceeding and there are no facts of which the Company and its Subsidiaries have knowledge which could significantly undermine those registrations or filings or reduce to a significant extent the scope of protection of any patents arising from such applications beyond that which ordinarily might occur in a patent prosecution proceeding.

(f)    All patents and registered trademarks, service marks, and other the Company product or service identifiers and registered copyrights held by the Company and its Subsidiaries are valid and enforceable.

(g)    The Company is not, and will not be as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby in breach, violation or default of any third party Proprietary Rights. The rights of the Company to the Proprietary Rights will not be affected by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(h)    The Company and each Subsidiary have taken all other measures it deems reasonable and appropriate to maintain the confidentiality of the Proprietary Rights used or proposed to be used in the conduct of its business the value of which to the Company and its Subsidiaries is contingent upon maintenance of the confidentiality thereof.

(i)    The Company and each Subsidiary have secured valid written assignments from all consultants and employees who contributed to the creation or development of the Company’s or such Subsidiary’s Proprietary Rights of the rights to such contributions that the Company or such Subsidiary does not already own by operation of law.

(j)    Each current and former employee and officer of and consultant to the Company and each Subsidiary has executed a proprietary information and inventions agreement or other nondisclosure agreement in the forms provided by the Company to Parent. To the Knowledge of the Company, no current or former employee or officer of or consultant to the Company is in violation of any term of any employment contract, proprietary information and inventions agreement, noncompetition agreement, or any other contract or agreement relating to the relationship of any such employee or consultant with the Company or any previous employer.

Section 4.23    Insurance.    The Company has provided Parent with copies of all insurance policies to which the Company or a Subsidiary is a party or is a beneficiary or named insured. All of the insurable properties of the Company and its Subsidiaries are insured pursuant to insurance policies and all such insurance policies are in full force and effect. There have been no claims in excess of $25,000 asserted under any of the insurance policies of the Company or its Subsidiaries in respect of all general liability, professional liability, errors and omissions, property liability and worker’s compensation and medical claims since the Company’s incorporation.

Section 4.24    No Misleading Statements.    No representation or warranty made herein, in the Disclosure Schedule or in the Appendices, Schedules and Exhibits attached hereto or any certificate furnished or to be furnished to Parent pursuant hereto or in connection with the transactions contemplated hereby (when read together) contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they are made, not misleading now or at the Effective Time. The Company has disclosed to Parent all material information of which it is aware relating specifically to the operations and business of the Company as of the date of this Agreement or relating to the transactions contemplated by this Agreement, and will continue to disclose promptly to Parent such additional material information of which it becomes aware after the date of this Agreement through the Effective Time.

Section 4.25    Opinion of Financial Advisor.    The Company has received the opinion of Alliant Partners to the effect that, as of the date of such opinion, the Exchange Ratio and Merger Consideration is fair from a financial point of view to the holders of Company Shares (other than Parent or any of its Subsidiaries or affiliates), and, as of the date hereof, such opinion has not been withdrawn.

Section 4.26    Takeover Statutes.    The Board of Directors of the Company has taken the necessary action to make inapplicable section 203 of the Delaware Law and any other applicable antitakeover or similar statute or regulation to this Agreement and the transactions contemplated hereby.

Section 4.27    Transactions with Affiliates.    Except as set forth in the Company SEC Documents, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company as follows:

Section 5.1    Organization and Qualification.    Each of Parent and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Subsidiary has all requisite corporate power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

Each of Parent and Merger Subsidiary is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, except where the failure to be so qualified or in good standing, taken together with all other such failures, would not have a Material Adverse Effect on Parent.

Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has made available to the Company true and complete copies of Parent and Merger Subsidiary’s certificates of incorporation and bylaws, as amended to the date hereof. All of the issued and outstanding capital stock of Merger Subsidiary is owned by Parent.

Section 5.2    Capitalization.    The authorized capital stock of Parent consists of 70,000,000 shares of Parent Common Stock, par value $.0001, and 500,000 shares of preferred stock, par value $.0001 (“Parent Preferred”), of which 200,000 shares have been designated Series A Participating Preferred Stock (“Parent Series A Preferred”). As of January 31, 2002, (a) 22,300,305 shares of Parent Common Stock were issued and outstanding, (b) 5,825,417 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s stock option plans, stock option agreements and employee stock purchase plan, of which 4,101,561 shares are subject to outstanding stock options, and (c) 40,500 shares of Parent Common Stock were reserved for issuance pursuant to an outstanding warrant. As of the date of this Agreement, no shares of Parent Preferred are outstanding, and 200,000 shares of Parent Series A Preferred are reserved for issuance pursuant to the Rights Agreement dated as of August 9, 2001 between Parent and Mellon Investor Services, LLC, as Rights Agent.

Section 5.3    Authority.    Each of Parent and Merger Subsidiary has full corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval of its stockholders to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the respective Boards of Directors of Parent and Merger Subsidiary, and no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of Parent and Merger Subsidiary, enforceable against each in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

Section 5.4    Governmental Authorization.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation of the Merger by Parent and Merger Subsidiary require no consent of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with Delaware Law, (b) compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the 1933 Act and state securities laws, and (d) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.5    Non-Contravention.    The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 5.3, contravene or conflict with the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or (d) that would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Parent Disclosure Letter, neither Parent nor any Subsidiary of Parent is a party to any agreement that expressly limits the ability of Parent or any Subsidiary of Parent to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time except to the extent that any such limitation, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect after the Effective Time.

Section 5.6    SEC Filings.

(a)    Parent has made available to the Company (i) its annual reports on Form 10-K for its fiscal years ended June 30, 1999, 2000 and 2001, (ii) its quarterly report on Form 10-Q for its quarter ended December 31, 2001, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the shareholders of Parent held since December 31, 1999, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 1999 (the documents referred to in this Section 5.6(a) being referred to collectively as the “Parent SEC Documents”). Parent’s quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2001 is referred to herein as the “Parent 10-Q.”

(b)    As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the 1933 Act.

(c)    As of its filing date, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 5.7    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 10-K and the quarterly report on Form 10-Q referred to in Section 5.6 fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2001 set forth in Parent 10-Q and “Parent Balance Sheet Date” means December 31, 2001.

Section 5.8    Disclosure Documents.

(a)    The Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger and the Form S-4 to be filed under the 1933 Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 5.8(b), comply as to form in all material respects with the requirements of the Exchange Act and the 1933 Act.

(b)    Neither the Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of Parent or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the 1933 Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by Parent in this Section 5.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus or the Form S-4.

Section 5.9    Absence of Certain Changes.    Except as and to the extent disclosed in Parent’s SEC Filings filed prior to the date hereof, since the date of the most recent consolidated balance sheet included in Parent’s SEC Filings filed prior to the date hereof, there has not been (a) any event, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, or (b) any amendment or change in Parent’s Certificate of Incorporation or Bylaws.

Section 5.10    Shares of Parent Common Stock.    The shares of Parent Common Stock to be issued pursuant to the Merger will, when issued and delivered and the shares of Parent Common Stock to be issued pursuant to Company Warrants will, when issued and delivered to the holders thereof on payment of the consideration provided for therein, be duly authorized, validly issued, fully paid and nonassessable.

Section 5.11    Finders’ or Advisors’ Fees.    Except for RBC Capital Markets, there are no investment brokers, finders or other intermediaries which have been retained by or are authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 6

CONDUCT PRIOR TO THE EFFECTIVE TIME

Section 6.1    Conduct of Business of the Company.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company agrees (except as contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers, key employees and independent contractors, and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time.

Following the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall promptly notify Parent of any materially negative event related to the Company or the business of the Company. Without limiting the foregoing, except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent:

(a)    Enter into any material commitment or transaction not in the ordinary course of business consistent with past practice;

(b)    Transfer to any Person or entity any material Proprietary Rights, other than pursuant to licenses in the ordinary course of business;

(c)    Enter into any Material agreements (or Material amendments thereto) pursuant to which any unrelated third party is granted marketing, distribution or similar rights of any type or scope with respect to any products of the Company other than in the ordinary course of business consistent with past practice;

(d)    Amend or otherwise modify, except in the ordinary course of business, or violate the material terms of, any of the agreements set forth or described in the Company SEC Documents;

(e)    Commence any Material litigation, except where the failure to do would result in the expiration of the applicable statute of limitations;

(f)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or warrants or other rights exercisable therefore), except pursuant to purchase rights under agreements with employees and consultants;

(g)    Except for the issuance of Company Shares upon exercise of presently outstanding Company Options (as to which the Company shall deduct and withhold such amounts as it is required to deduct and withhold under any provision of federal, state, local or foreign tax law), issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any voting debt or any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(h)    Cause or permit any amendments to its Certificate or Bylaws (or other charter documents);

(i)    Acquire or agree to acquire any assets in excess of $25,000 in the case of a single transaction, or acquire by merging or consolidating with or by purchasing or by any other manner, any equity securities;

(j)    Sell, lease, license or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practice;

(k)    Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any of its debt securities or guarantee any debt securities of others;

(l)    Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee other than pursuant to the existing agreements of the Company not otherwise required by this Agreement to be modified;

(m)    Adopt or amend any employee benefit plan, or enter into any employment contract, extend employment offers to any Person whose aggregate annual base salary would exceed $70,000, pay or agree to pay any special bonus or special remuneration to any director or employee other than in connection with normal annual bonus and salary adjustments for all non-officers and directors upon consultation with Parent, or increase the salaries or wage rates of its other employees, except as consistent with the ordinary course of business consistent with past practice and in no event by more than 10%;

(n)    Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(o)    Pay, discharge or satisfy, in an amount in excess of $10,000 (in any one case) or $25,000 (in the aggregate), any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of (i) liabilities reflected or reserved against in the Financial Statements and that are not in excess of $50,000 or (ii) liabilities that arose in the ordinary course of business subsequent to the Balance Sheet Date and that are not in excess of $50,000, or (iii) liabilities under contracts entered into in the ordinary course of business, which payments are due in accordance with the terms of such contracts and that are not in excess of $50,000; or (iv) expenses consistent with the provisions of this Agreement incurred in connection with the transactions contemplated hereby and that are not in excess of $50,000;

(p)    Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(q)    Take, or agree in writing or otherwise to take, any of the actions described in Section 6.1(a) through (p) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

Section 6.2    No Solicitation.    The Company agrees that, from and after the date of this Agreement until the earlier of the date of its termination and the Effective Time, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries, nor its or their employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, “Representatives”), shall directly or indirectly, initiate, encourage, solicit or otherwise induce any inquiries or the making of a Company Acquisition Proposal (as defined below). The Company further agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers or directors shall, and that it shall direct and use its best reasonable efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to a Company Acquisition Proposal or engage in any negotiations concerning a Company Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Company Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (a) making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, failure so to disclose would be inconsistent with its obligations under applicable law; (b) negotiating with or furnishing information to any Person who has made a bona fide written Company Acquisition Proposal which did not result from a breach of this Section 6.2; or (c) recommending such Company Acquisition Proposal to its stockholders, if and only to the extent that, in the case of actions referred to in clause (b) or clause (c), such Company Acquisition Proposal is a Superior Proposal (as defined below) and Parent is given at least two (2) business days’ written notice of the identity of the third party and all material terms and conditions of the Superior Proposal to respond to such Superior Proposal. The Company agrees that it will, on the date hereof, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal; provided that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their shares in connection with a tender offer except to the extent the Board of Directors of the Company determines in its good faith judgment that such a recommendation is required to comply with the fiduciary duties of the Board of Directors of the Company to stockholders under applicable law, after receiving the advice of outside legal counsel.

For purposes of this Agreement, “Company Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any transaction or series of related transactions involving: (a) any purchase from the Company or acquisition by any Person or “group” (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a five percent (5%) interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning five percent (5%) or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than five percent (5%) of the assets of the Company (excluding the Optical Division); or (c) any liquidation or dissolution of the Company. For purposes of this Agreement, a “Superior Proposal” means, in respect of the Company, an unsolicited, bona fide Company Acquisition Proposal for or in respect of at least a majority of the outstanding Company Shares on terms that the Board of Directors of the Company determines, in its good faith judgment (based on consultation with its financial advisors) to be more favorable to the Company’s stockholders than the terms of the Merger, and is from a Person that in the reasonable judgment of the Company’s Board of Directors (based on advice from a nationally recognized investment bank, it being recognized for the purposes of this Section 6.2 that Alliant Partners is a nationally recognized investment bank) is financially capable of consummating such proposal.

ARTICLE 7

COVENANTS OF PARENT AND THE COMPANY

Section 7.1    Access to Information.

(a)    From the date of this Agreement until the earlier of the date of its termination and the Effective Time, each of the Company and Parent will give the other party and their authorized representatives (including counsel, environmental and other consultants, accountants and auditors) access during normal business hours to all facilities, personnel and operations and to all books and records of it and its Subsidiaries, will permit, subject to any required consents of third parties, the other party to make such inspections as it may reasonably require and will cause its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to its business and properties as such party may from time to time reasonably request. The Company and the Parent shall provide the other party a copy of any environmental report or assessment prepared by or for the Company or the Parent with respect to the other party or any of the properties of the other party, including the analytical results of any soil or groundwater sampling.

(b)    Each of the parties hereto will hold and will cause its consultants and advisors to hold in strict confidence pursuant to the Non-Disclosure Agreement dated February 15, 2002 between the parties (the “Non-Disclosure Agreement”) all documents and information furnished to the other in connection with the transactions contemplated by this Agreement as if each such consultant or advisor was a party thereto.

Section 7.2    Registration Statement and Proxy Statement.

(a)    Parent and the Company shall file with the SEC as soon as is reasonably practicable after the date hereof the Proxy Statement/Prospectus and Parent shall file the Form S-4. Parent and the Company shall use all commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with this Section 7.2(a)

(b)    If at any time prior to the Effective Time any event shall occur which is required to be described in the Proxy Statement/Prospectus or Form S-4, such event shall be so described, and an amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company; provided that no amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 will be made by Parent or the Company without the approval of the other party. To the extent applicable, each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

(c)    Parent and the Company shall each use all commercially reasonable efforts to cause to be delivered to the other a comfort letter of its independent auditors, dated a date within two (2) business days of the effective date of the Form S-4, in form reasonably satisfactory to the other party and customary in scope and substance for such letters in connection with similar registration statements.

Section 7.3    Stockholder Meeting.    The Company shall call a meeting of its stockholders (the “Stockholder Meeting”), to be held as promptly as practicable in accordance with applicable law and its corporate charter and bylaws for the purpose of voting upon the adoption and approval of this Agreement and the transactions contemplated hereby (the “Stockholder Approval”). Except as otherwise required by the fiduciary duties of its Board of Directors (as determined in good faith by such Board following the receipt of advice of its outside legal counsel to such effect) and in accordance with Section 6.2 of this Agreement, the Company will, (a) through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement and the Merger and (b) use commercially reasonable efforts to obtain the foregoing approval of its stockholders. The Company shall use commercially reasonable efforts to hold the Stockholder Meeting as promptly as practicable after the date on which the Form S-4 becomes effective.

Section 7.4    Reasonable Efforts; Other Actions.    Subject to the terms and conditions herein provided and applicable law, the Company and Parent shall use all commercially reasonable efforts promptly to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation the lifting of any legal bar to the Merger. To that end, the Company shall use commercially reasonable efforts (i) to cause all members of the Company’s Board of Directors, its executive officers and stockholder OYO Corporation U.S.A. to execute and deliver to Parent Support Agreements (“Support Agreements”) in the form set forth at Exhibit A.

Section 7.5    Public Announcements.    Before issuing any press release or otherwise making any public statements with respect to the Merger, Parent and the Company will consult with each other as to its form and substance and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by the NNM.

Section 7.6    Notification of Certain Matters.    Each of the Company and Parent shall give prompt notice to the other party of (a) any notice of, or other communication relating to, a breach of this Agreement or event which, with notice or lapse of time or both, would become a breach, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract to which it or any of its Subsidiaries is a party or it, any of its Subsidiaries or any of its or their respective properties is subject, which breach would be reasonably likely to have a Material Adverse Effect on it, or (b) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 7.7    Expenses.    Except as set forth in Section 9.5, Parent and the Company shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all Third Party Expenses, except that expenses incurred in printing, mailing and filing (including without limitation, SEC filing fees and stock exchange listing application fees) the Form S-4 and the Proxy Statement/Prospectus shall be shared equally by the Company and the Parent.

Section 7.8    Affiliates.    Section 7.8 of the Disclosure Schedule contains a complete and accurate list of those persons who may be deemed to be, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate” and collectively, the “Company Affiliates”). The Company shall provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. The Company shall cause OYO Corporation U.S.A. to deliver to Parent, prior to the date of mailing of the Proxy Statement/Prospectus to the Company’s stockholders, an executed lock-up Agreement substantially in the form attached as Exhibit B (the “lock-up Agreement”). Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by OYO Corporation U.S.A. pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the lockup Agreement.

Section 7.9    Company Employee Benefit Plans.

(a)    Parent agrees that all employees of the Company and its Subsidiaries who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans in accordance with the terms of those plans; provided, however, that (i) nothing in this Section 7.9 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit at any time, and (ii) if Parent or any Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in Parent’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent. Nothing in this Section 7.9 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent, and the employment of each Continuing Employee shall be “at will” employment, if permitted under applicable law.

(b)    The Company agrees that it will take all necessary actions to cause its 401(k) plan, or any other 401(k) plan that it sponsors or maintains for the benefit of any of the Company employees, to be frozen prior to the Effective Time, or merged, as of or as soon as practicable following the Effective Time into the appropriate qualified plan of Parent, as determined by Parent in its sole discretion, provided that Parent shall provide, as of the Effective Time, comparable benefits under any such 401(k) plan to each employee of the Company as are provided to similarly situated employees of Parent.

Section 7.10    NNM Listing.    If required by the NNM, Parent shall promptly prepare and submit to The Nasdaq Stock Market, Inc. a listing application or other notice covering the shares of issuable in the Merger and upon exercise of the Company Warrants, and shall use commercially reasonable efforts to obtain, prior to the Effective Time, approval (if required) for the listing of such Parent Common Stock, subject to official notice of issuance.

Section 7.11    Resignation of Officers and Directors.    The Company shall use all reasonable efforts to obtain and deliver to Parent on or prior to the Closing the resignation of each officer and director of the Company and its Subsidiaries.

Section 7.12    Severance Benefits.    Parent will cause the Surviving Corporation to pay severance benefits to Company employees who are terminated after the Closing Date in accordance with Parent’s current severance policy giving credit for service as an employee of the Company. Parent’s current severance policy is to pay four weeks’ salary plus one week’s salary for each year or portion thereof of employment.

Section 7.13    Indemnification.

(a)    From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, assume and perform in all respects the obligations of the Company pursuant to such indemnification agreements scheduled at Schedule 7.13(a) hereto between the Company and its officers and directors immediately prior to the date of this Agreement (the “Indemnified Parties”), subject to applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

(b)    For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use all reasonable efforts to cause to be maintained substantially equivalent directors’ and officers’ liability insurance to that maintained by the Company covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof on terms comparable to those applicable to the current directors and officers of the Company.

(c)    After the date hereof but prior to the Effective Time, the Company shall procure continuing directors and officers liability insurance coverage for a period not to exceed six years after the Effective Time (the “Tail Coverage”) in an amount and upon terms substantially equivalent, but not superior, to such insurance of the Company in effect as of the date hereof. In the event it appears to the Company that the cost to the Company of the aggregate insurance premiums for the Tail Coverage (the “Insurance Premiums”) will likely exceed the sum of $1,300,000 plus any amount of credit then currently available to the Company under the Company’s current directors and officers liability policy (the “Credits”), the Company shall promptly so notify Parent in writing and Parent shall have twenty-one days from such notice to attempt to locate Tail Coverage at a lesser cost to the Company, and, if such less costly coverage is located, it shall be procured by the Company. Regardless of which party locates the Tail Coverage, the amount of Insurance Premiums paid by the Company for such Tail Coverage up to a maximum of $900,000 in excess of the sum of $400,000 plus the Credits shall be referred to as the “Premiums Overage.”

(d)    This Section 7.13 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns. In the event Parent or the Surviving Corporation or any successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provision shall be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 7.13.

Section 7.14    Warrant Agreement.    Parent, Surviving Corporation and the Company shall take all action required by Section 4.05 of that certain Warrant Agreement dated as of December 22, 1999, between the Company and C. E. Unterberg, Towbin in respect of the Warrants contemplated by such Warrant Agreement.

Section 7.15    Employment Agreement.    Parent shall offer new employment with the Surviving Corporation effective upon Closing in accordance with the form of employment agreement attached at Exhibit C to each of Elizabeth Withers, John Hirsekorn and Douglas Arnold and in accordance with the form of employment agreement attached at Exhibit D to each of John Dutil and Brian Connell. If any of the foregoing individuals resigns from the Company effective upon Closing and does not accept employment with the Surviving Corporation in accordance with the applicable form of employment agreement attached at Exhibit C or Exhibit D, then as of Closing Parent shall pay such resigning person severance in the amount of four (4) months salary plus cash in the amount of four (4) months applicable COBRA coverage and the amount of the unvested balance of such person’s Company 401(k) plan account that is forfeited upon such termination of employment, except as to Elizabeth Withers who would be paid eight (8) months salary and eight (8) months cost of COBRA and the amount of the unvested balance of such person’s Company 401(k) plan account that is forfeited upon such termination of employment. As used in the preceding sentence the amount of salary as to each referenced individual would be his or her Company salary in effect as of the date of this Agreement.

Section 7.16    Stock Options.    Not later than one (1) month after the Closing Date, Parent shall grant a stock option to each and every of the Company employees that Parent intends to retain for longer than three (3) months after the Closing Date. In aggregate, said stock options shall be for no less than 200,000 shares of Parent Common Stock. Each of said stock options shall have no more than a three (3) year vesting provision, shall have no less than a ten (10) year term and shall be exercisable for Parent Common Stock at a price not more than the fair market value of Parent Common Stock on the date of grant.

Section 7.17    Retention Bonuses.    Within five (5) business days of the date of this Agreement, Parent shall communicate to each of the employees listed as key employees in Parent’s letter to the Company dated March 26, 2002 that each of said employees is eligible for a retention bonus to be paid by Parent no later than ninety (90) calendar days after the Closing Date provided that said employee is employed by the Company as of said date. Each such retention bonus shall be meaningful and shall be in addition to any other compensation said employee is entitled to receive. Parent shall pay the Retention Bonuses no later than ninety (90) calendar days after the Closing Date.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.1    Conditions to the Obligations of Each Party.    The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) at or prior to the Closing of the following conditions:

(a)    this Agreement shall have been adopted by the stockholders of the Company in accordance with applicable law;

(b)    no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger;

(c)    the Form S-4 shall have been declared effective under the Securities Act of 1933, as amended (the “1933 Act”) and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(d)    the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NNM, subject to official notice of issuance, if required; and

Section 8.2    Conditions to the Obligations of Parent and Merger Subsidiary.    The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

(a)    (i) the Company shall have performed in all material respects all of its obligations and covenants hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate do not have a Material Adverse Effect on the Company as of the Closing Date and except for changes contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded, and any update of or modification to the Company Disclosure Letter made or proposed to have been made after the execution of this Agreement shall be disregarded), and (iii) Parent shall have received a certificate signed by the chief executive officer of the Company to the foregoing effect;

(b)    the Company shall have received all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth in Section 4.5 of the Disclosure Schedule;

(c)    OYO Corporation U.S.A. shall have executed and delivered to Parent a lock-up Agreement and such agreement shall be in full force and effect as of a date prior to the mailing of the Proxy Statement/Prospectus to the Company Stockholders;

(d)    the Company shall have provided to Parent the executed resolutions of the Board of Directors of the Company and executed amendment to any Company 401(k) Plan required pursuant to Section 7.9(b) hereof;

(e)    each member of the Company’s Board of Directors, each of the Company’s executive officers, and OYO Corporation U.S.A. shall have executed and delivered to Parent Support Agreements in the form set forth at Exhibit A;

(f)    the Company shall have provided Parent with a certificate, executed on behalf of the Company by an executive officer of the Company, confirming that the conditions set forth in subparagraphs (b), (c) and (h) of this Section 8.2 have been duly satisfied;

(g)    the written resignations of all of the officers and directors of the Company, effective as of the Effective Time, shall have been delivered to Parent;

(h)    no more than twenty-five percent (25%) of the individuals listed as key employees in Parent’s letter to the Company dated March 26, 2002 shall have ceased to be employed by the Company, or shall have expressed an intention to terminate his or her employment with the Company or to decline to accept continued employment with the Company post Merger;

(i)    there shall not be pending any suit, proceeding or investigation: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii)

relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (iii) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (iv) which, if adversely determined could have a Material Adverse Effect on the Company or Parent;

(j)    the Company or its transfer agent shall not have received on or prior to the Effective Time notice from holders of more than 4.90% of Company Common Stock of their intention to exercise rights of dissent; and

(k)    there shall have not occurred any event or change since the date of the Agreement that has had or could reasonably be expected to have a Material Adverse Effect on the Company.

(l)    the Company should have procured continuing directors and officers liability insurance as set forth in, and consistent with, Section 7.13(c)

Section 8.3    Conditions to the Obligations of the Company.    The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

(a)    (i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate do not have a Material Adverse Effect on Parent as of the Closing Date and except for changes contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded, and any update of or modification to the Parent Disclosure Letter made or proposed to have been made after the execution of this Agreement shall be disregarded), and (iii) the Company shall have received a certificate signed by the chief executive officer of Parent to the foregoing effect;

(b)    there shall have not occurred any event or change since the date of the Agreement that has had or could reasonably be expected to have a Material Adverse Effect on Parent; and

(c)    new employment agreements, in the form attached hereto as Exhibit C, will have been offered effective upon Closing with the Surviving Corporation to each of Elizabeth Withers, John Hirsekorn and Douglas Arnold, and new employment agreements, in the form attached hereto as Exhibit D, will have been offered effective upon Closing with the Surviving Corporation to each of John Dutil and Brian Connell.

ARTICLE 9

TERMINATION

Section 9.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company or Parent:

(a)    by mutual consent of Parent and the Company;

(b)    by either Parent or the Company if the Merger shall not have been consummated on or before November 22, 2002 (the “End Date”), which date may be extended by mutual written consent of the parties hereto; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party prior to November 22, 2002 whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement.

(c)    by either Parent or the Company, if any court of competent jurisdiction in the United States or other governmental body in the United States shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement shall have used commercially reasonable efforts to avoid, remove or lift such order, decree or ruling; or

(d)    by either Parent or the Company, if Stockholder Approval of the Merger is not obtained by the Company at its meeting of stockholders duly called and held therefor.

Section 9.2    Termination by Parent.    This Agreement may be terminated by action of the Board of Directors of Parent, at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, if (a) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in Article 2, Article 6 and Article 7 of this Agreement to be complied with or performed by the Company at or prior to such date of termination; provided, however, that if such failure to comply is capable of being cured prior to the End Date, such failure shall not have been cured within thirty (30) days of delivery to the Company of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 8.2(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the End Date, such breaches shall not have been cured within thirty (30) days of delivery to the Company of written notice of such breach or breaches, or (c) a Company Triggering Event (as defined below) shall have occurred.

For the purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (a) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (b) the Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (c) the Board of Directors of the Company or any committee thereof shall have approved or recommended any Superior Proposal with respect to the Company; or (d) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e–2 promulgated under the Exchange Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

Section 9.3    Termination by the Company.    This Agreement may be terminated at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, by action of the Board of Directors of the Company, if (a) Parent shall have failed to comply in any material respect with any of the covenants or agreements contained in Article 2 and Article 7 of this Agreement to be complied with or performed by Parent at or prior to such date of termination; provided, however, that if such failure to comply is capable of being cured prior to the End Date, such failure shall not have been cured within thirty (30) days of delivery to Parent of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of Parent contained in this Agreement such that the closing condition set forth in Section 8.3(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the End Date, such breaches shall not have been cured within thirty (30) days of delivery to Parent of written notice of such breach or breaches, or (c)(i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal with respect to the Company and the Company notifies Parent in writing in accordance with Section 6.2 that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice and (ii) the Company upon such termination pursuant to this clause (c) pays to Parent in immediately available funds the fees required to be paid pursuant to Section 9.5.

Section 9.4    Procedure for Termination.    In the event of termination by Parent or the Company pursuant to this Article 9, written notice thereof shall forthwith be given to the other.

Section	9.5 Effect of Termination.

(a)    In the event of termination of this Agreement pursuant to this Article 9, this Agreement shall forthwith become null and void, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in this Section 9.5 and Section 7.1(b) and Section 7.7 hereof, and except to the extent that such termination results from willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in Agreement in which case such party shall be liable for all resulting liabilities or damages; provided, however, that in no event shall either (i) the Company or (ii) Parent and Merger Subsidiary combined be responsible for damages or a monetary award in excess of $900,000.

(b)    If

(i)    the Company shall terminate this Agreement pursuant to Section 9.3(c);

(ii)    Parent shall terminate this Agreement pursuant to Section 9.2(c), unless at the time of such Company Triggering Event, any of the conditions set forth in Section 8.3(a) would not have been satisfied as of such date and would not be reasonably capable of being satisfied; or

(iii)    either the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d) in circumstances where the Company Stockholder Approval was not obtained by the Company at its Stockholder Meeting and prior to the Company’s Stockholder Meeting a Company Acquisition Proposal was made by any Person and within twelve (12) months after termination of this Agreement the Company consummates a Company Acquisition or enters into a definitive agreement with respect to such Company Acquisition Proposal that provides for a Company Acquisition;

then in any case as described in clause (i), (ii) or (iii) the Company shall pay to Parent (by wire transfer of immediately available funds not later than the date of termination of this Agreement or, in the case of clause (iii), the date of such definitive agreement, an amount equal to $900,000. For purposes of this Agreement, the term “Company Acquisition” shall mean (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Company’s business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Company.

ARTICLE 10

MISCELLANEOUS

Section 10.1    Notices.    Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by certified mail, postage prepaid, by facsimile (with receipt confirmed and promptly confirmed by personal delivery, U.S. first class mail, or courier), or by courier service, as follows:

If to Parent or Merger Subsidiary to:	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131 Attn: Chief Executive Officer Facsimile: (408) 428-7896

with a copy to:	Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Bebb Facsimile: (650) 233-4545

If to the Company to:	TrueTime, Inc. 3750 Westwind Boulevard Santa Rosa CA 95403 Attn: Chief Executive Officer Facsimile: (707) 527-6640

with a copy to:	Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 Attn: Arthur H. Rogers Facsimile: (713) 651-5246

Section 10.2    Non-Survival of Representations and Warranties.    The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

Section 10.3    Amendments; No Waivers.

(a)    Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.4    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

Section 10.5    Governing Law.    This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

Section 10.6    Jurisdiction.    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware, and each of the parties hereby consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 10.6 shall be deemed effective service of process on such party.

Section 10.7    Waiver of Jury Trial.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 10.8    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts and by facsimile, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 10.9    Entire Agreement.    This Agreement (including the Exhibits and Schedules hereto) and the Non-Disclosure Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. No provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

Section 10.10    Captions.    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.11    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, all as of the date first above written.

SCO-TRT ACQUISITION, INC.

By	/s/ THOMAS W. STEIPP
Thomas W. Steipp, President

SYMMETRICOM, INC.

By	/s/ THOMAS W. STEIPP
Thomas W. Steipp President and Chief Executive Officer

TRUETIME, INC.

By	/s/ ELIZABETH A. WITHERS
Elizabeth A. Withers President and Chief Executive Officer

EXHIBIT A TO ANNEX A

FORM OF SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is made and entered into effective as of March [ ], 2002, between SYMMETRICOM, INC. a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of TrueTime, Inc. a Delaware corporation (the “Company”).

RECITALS:

A.    Concurrently with the execution of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger dated as of March 2[        ], 2002 (the “Merger Agreement”), by and among Parent, the Company and SCO-TRT Acquisition, Inc. (the “Merger Subsidiary”) pursuant to which the Merger Subsidiary shall be merged with and into the Company (the “Merger”), whereupon the separate existence of the Merger Subsidiary shall cease and the Company shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. Pursuant to the Merger, the shares of Company Common Stock will be converted into the right to receive cash and Parent Common Stock, par value $0.001, on the basis described in the Merger Agreement. Unless otherwise indicated, capitalized terms not defined herein have the meanings set forth in the Merger Agreement.

B.    The Stockholder is the record holder and beneficial owner of such number of shares of the outstanding capital stock of the Company as is indicated on the final page of this Agreement (the “Shares”).

C.    As a material inducement to enter into the Merger Agreement and/or consummate the Merger, Parent desires the Stockholder to agree, and the Stockholder is willing to agree (i) to vote the Shares and any other such shares of capital stock of the Company hereafter acquired by Stockholder so as to facilitate consummation of the Merger and (ii) not to engage in certain solicitation activities.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1.    Agreement to Vote Shares; Additional Purchases.

1.1    Agreement to Vote Shares.    Subject to the terms and conditions of this Agreement, at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall vote or cause to be voted the Shares and any New Shares (as hereinafter defined) (a) in favor of (i) approval of the Merger Agreement and the Merger, (ii) any matter that could reasonably be expected to facilitate the Merger and (b) against any matter that could reasonably be expected to hinder, impede or delay the consummation of the Merger.

1.2    Additional Share Purchases.    Stockholder agrees that any shares of capital stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires record or beneficial ownership (“New Shares”) after the execution of this Agreement and prior to the Expiration Date (as defined below) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2.    Representations and Warranties of the Stockholder.    Stockholder represents and warrants that Stockholder (a) is the record and beneficial owner of and has the sole right to vote the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances other than that Stock Purchase (Call) Option Agreement dated as of December 16, 1999 between Stockholder and Ernest M. Hall, Jr. applicable to 140,000 of Stockholder’s shares, (b) does not own, either beneficially or of record, any shares of capital stock of the Company other than the Shares (excluding (i) shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law and (ii) shares which Stockholder has the right to acquire pursuant to options granted to Stockholder by the Company) and (c) has full power and authority to make, enter into and carry out the terms of this Agreement.

3.    Additional Documents.    Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent or Company, as the case may be, to carry out the intent of this Agreement.

4.    No Solicitation.    Until the earlier of the Effective Time and the date of termination of the Merger Agreement pursuant to the provisions of Article 9 thereof, Stockholder will not take, nor will Stockholder permit any of Stockholder’s officers, directors, employees, stockholders, attorneys, investment advisors, agents, representatives, or affiliates (collectively, “Representatives”) to (directly or indirectly), take any of the following actions with any Person other than Parent and its designees: (a) solicit, encourage, initiate, entertain, review or encourage any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any Person relating to any offer, indication of interest or proposal, oral, written or otherwise, formal or informal with respect to any possible business combination with the Company or a Company Acquisition Proposal (a “Competing Proposed Transaction”) (b) provide information not customarily disclosed consistent with the Company’s past practices with respect to the Company or any of its Subsidiaries (whether such Subsidiaries are in existence on the date hereof or are hereafter organized) to any Person, other than Parent, relating to (or which the Stockholder or any of the Stockholder’s Representatives believes or should reasonably know would be used for the purpose of formulating an offer, indication of interest or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Competing Proposed Transaction with the Company or any Subsidiary of the Company (whether such Subsidiary is in existence on the date hereof or is hereafter organized), (c) agree to enter into a Contract with any Person, other than Parent, providing for, or approve a Competing Proposed Transaction with the Company or any Subsidiary (whether such Subsidiary is in existence on the date hereof or is hereafter organized), (d) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Competing Proposed Transaction with the Company or any Subsidiary (whether such Subsidiary is in existence on the date hereof or is hereafter organized) other than by Parent, or (e) authorize or permit any of the Stockholder’s Representatives to take any such action. The Stockholder shall immediately cease and cause to be terminated any such contacts or negotiations between the Stockholder or any of the Stockholder’s Representatives with any Person relating to any such Competing Proposed Transaction. In addition to the foregoing, if Stockholder receives prior to the Effective Time or the termination of the Merger Agreement any offer, indication of interest or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Stockholder shall immediately notify Parent, such notice to include the identity of the Person or Persons making such offer, indication of interest or proposal, and will keep Parent apprised on a current basis of the status of any such offer, indication of interest or proposal and of any modifications to the terms thereof; provided, however, that nothing in this Agreement shall prevent a Stockholder, or a Stockholder’s Representative, who is a member of the Company’s Board of Director from engaging in activity in connection with a Superior Proposal permitted pursuant Section 6.2 of the Merger Agreement. Each the Stockholder and Parent acknowledge that this Section 4 was a significant inducement for Parent to enter into the Merger Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the stockholders of the Company in the Merger or (ii) a failure to induce Parent to enter into the Merger Agreement.

5.    Termination.    This Agreement (other than Section 7, which shall survive indefinitely, shall terminate and shall have no further force or effect as of the earlier to occur of (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (b) such date and time as the Merger Agreement shall have been terminated pursuant to Article 9 thereof (the earlier to occur of (a) and (b) is referred to herein as the “Expiration Date”).

6.    Miscellaneous.

6.1.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.2    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without prior written consent of the other party hereto; the foregoing notwithstanding the parties agree that Stockholder will not sell, transfer, encumber or assign (“Transfer”) its Shares, or some portion thereof, in a private transaction except where the transferee agrees in writing for Parent’s express benefit to be bound by, and subject to this Agreement, in which case Parent shall be deemed to have consented to such Transfer.

6.3    Amendments and Modification.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6.4    Specific Performance; Injunctive Relief.    The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

6.5    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered by hand in person, by electronic facsimile transmission (with a copy sent by first class mail, postage prepaid), or sent by registered or certified mail, postage prepaid, return receipt requested, or by express overnight courier (prepaid) to the respective parties as follows:

If to Parent:	Parent 2300 Orchard Parkway San Jose, CA 95131 Attn: Chief Executive Officer Facsimile: (408) 428-7896

with a copy to:	Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Bebb Facsimile: (650) 233-4545

If to Stockholder:	To the address for notice set forth on the last page hereof.

With a copy (which shall not constitute notice) to:

Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 Attn: Arthur H. Rogers Facsimile: (713) 651-5246

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

6.6    Governing Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to the principles of conflict of laws thereof or of any other jurisdiction).

6.7    Entire Agreement.    This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

6.8    Legal Counsel.    Stockholder acknowledges that he or it has been advised to, and has had the opportunity to consult with his or its personal attorney prior to entering into this Agreement.

6.9    Agreement Negotiated.    The form of this Agreement has been negotiated by or on behalf of Parent and the Company, each of which was represented by attorneys who have carefully negotiated the provisions hereof. Stockholder acknowledges that he or it has been advised to, and has had the opportunity to, consult with his or its personal attorney prior to entering into this Agreement. As a consequence, Parent and Stockholder do not believe that any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive its effects.

6.10    Counterparts.    This Agreement may be executed by facsimile and in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

6.11    Effect of Headings.    The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

6.12    Legends.    Any stock certificates representing the Shares or the New Shares shall be legended at the request of Parent to reflect the voting agreement.

IN WITNESS WHEREOF, the parties have caused this Support Agreement to be duly executed on the date and year first above written.

SYMMETRICOM, INC.

By

Name

Title

STOCKHOLDER

By

Name

Title

Number of Shares of the Company Beneficially Held by Stockholder:

Common Stock:

EXHIBIT B TO ANNEX A

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT, is made and entered into as of                 , 2002, by and among SYMMETRICOM, INC., a Delaware corporation (“Parent”) and the undersigned (the “Stockholder.”)

WHEREAS, prior to the Effective Time the Stockholder was the holder of shares of Common Stock of TrueTime, Inc., a Delaware Corporation (the “Company”);

WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Parent, the Company, and Sco-TRT Acquisition Subsidiary, a wholly owned subsidiary of Parent (“Merger Subsidiary”), and the Company, dated as of March 26, 2002, as of the Effective Time (i) the Company will merge with and into the Merger Subsidiary (the “Merger”) and (ii) all of the outstanding shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into the right to receive cash and shares of Common Stock, par value $0.001 per share, of Parent (“Parent Common Stock”);

WHEREAS, it is a condition to the Stockholder’s receipt of his, her or its pro rata share of the Parent Common Stock to be issued to the stockholders of the Company in the Merger that the Stockholder first execute this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereby agree with each other as follows:

1.    Certain Defined Terms.    As used in this Agreement, the following terms shall have the following respective meanings:

(a)    “Shares” shall mean and include all shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock issued or issuable to the Stockholder in connection with the Merger (including, without limitation, shares of Parent Common Stock or securities convertible into or exercisable or exchangeable for Parent Common Stock which may be deemed to be beneficially owned by the Stockholder in accordance with the rules and regulations of the Securities and Exchange Commission but not including shares of Parent Common Stock issuable upon the exercise of options), and all other securities of Parent which may be issued in exchange for or in respect thereof (whether by way of stock split, stock dividend, conversion, combination, reclassification, reorganization, merger or any other means).

(b)    Other capitalized terms used herein that are not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement.

2.    Prohibited Transfers.

(a)    The Stockholder shall not sell, assign, transfer, pledge, hypothecate, mortgage, encumber or otherwise dispose of all or any of his, her or its Shares except Released Shares (as defined in Section 4 hereof). The term “dispose” includes, but is not limited to, the act of selling, assigning, transferring, pledging, hypothecating, encumbering, mortgaging, giving and any other form of disposing or conveying, whether voluntary or by operation of law. Notwithstanding the foregoing, the Stockholder shall not be prohibited from entering into any hedging or similar transaction which may affect the economic risks associated with the Shares so long as the settlement thereof is effected by any consideration other than transfer of his Shares (except the Released Shares). Any Parent Common Stock acquired by Stockholder in the open market will not be Lock-Up Shares (as defined in Section 4 hereof) and will not be subject to the provisions of this Section 2(a).

(b)    Notwithstanding the foregoing, the Stockholder may transfer all or any of his or her Shares (i) by way of gift to any member of the Stockholder’s family or to any trust for the benefit of any such family member or the Stockholder, provided that any such transferee shall agree in writing with Parent, as a condition to such transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the Stockholder, or (ii) by will or the laws of descent and distribution, in which event each such transferee shall be bound by all of the provisions of this Agreement to the same extent as if such transferee were the Stockholder, or (iii) if such Stockholder is a corporation, trust, partnership, limited liability company or similar entity, to its stockholders, beneficiaries, partners or members, as the case may be, provided that any such transferee shall agree in writing with Parent, as a condition to such transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the Stockholder. As used herein, the word “family” shall include any spouse, lineal ancestor or descendant, brother or sister.

(c)    No transfer of Shares otherwise permitted by this Agreement may be made unless such transfer is within the limitations of and in compliance with Rule 15 under the Securities Act of 1933, as amended (the “Securities Act”).

(d)    Any transfer or other disposition of Shares in violation of the restrictions on transfer contained herein shall be null and void and shall not entitle the Stockholder or any proposed transferee or other person to have any Shares transferred upon the books of Parent.

3.    Term of Agreement.

This Agreement shall expire three hundred sixty (360) days following the Closing Date of the Merger.

4.    Release of Shares from Transfer Restrictions.

The term “Released Shares” shall mean the following percentage of the Shares as of the applicable Release Date:

Release Date	Percentage of Shares that Become Released Shares
One hundred eighty (180) days following the Closing Date of the Merger	10%
Two hundred ten (210) days following the Closing Date of the Merger	10%
Two hundred forty (240) days following the Closing Date of the Merger	10%
Two hundred seventy (270) days following the Closing Date of the Merger	10%
Three hundred (300) days following the Closing Date of the Merger	10%
Three hundred thirty (330) days following the Closing Date of the Merger	10%
Three hundred sixty (360) days following the Closing Date of the Merger	100%

Shares that become Released Shares may be disposed of at any time thereafter. Shares which have not been released in the manner described above or have not otherwise become Released Shares under this Section 4, shall be regarded as “Lock-Up Shares” and shall be subject to the prohibitions on transfer contained in Section 2.

5.    Rights as Stockholder.    It is understood that the Stockholder has the right to vote all of the Shares held by him or her and that he or she shall be entitled to all dividends or distributions made by Parent arising in respect of the Shares, in cash, stock or other property, including warrants, options or other rights.

6.    Specific Enforcement.    The parties hereby acknowledge and agree that they may be irreparably damaged in the event that this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by any party, any other party shall, in addition to all other remedies, be entitled to a temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance, in accordance with the provisions hereof.

7.    Legend.    All certificates evidencing any of the Shares subject to this Agreement shall also bear a legend substantially as follows during the term of this Agreement:

“Until [360 days following the Closing Date of the Merger], the shares represented by this certificate are subject to restrictions on transfer and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of except in accordance with and subject to all the terms and conditions of a certain Lock-Up Agreement originally dated as of March 27, 2002, as it may be amended from time to time, a copy of which the Company will furnish to the holder of this certificate upon request and without charge.”

Parent may impose stop-transfer instructions with respect to the Lock-Up Shares subject to the foregoing restriction until the end of such three hundred sixty (360) day period.

8.    Governing Law; Successors and Assigns.    This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to its conflict of laws provisions and shall be binding upon the heirs, personal representatives, executors, administrators, successors and assigns of the parties. Stockholder agrees that, between the date of this Agreement and the earlier of the Effective Date and the date of the Merger Agreement’s termination, Stockholder will further not dispose of its shares of Company Common Stock in a private transaction unless the transferee in such transaction agrees in writing to be bound by the terms and limitations of this Agreement.

9.    Notices.    All notices to be given or otherwise made to any party to this Agreement shall be deemed to be sufficient if contained in a written instrument, delivered by hand in person, or by express overnight courier service, or by electronic facsimile transmission (with a copy sent by first class mail, postage prepaid), or by registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by the addressee to the addresser listing all parties:

If to Parent:	Parent 2300 Orchard Parkway San Jose, CA 95131 Attn: Chief Executive Officer Facsimile: (408) 428–7896
with a copy to:	Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Bebb Facsimile: (650) 233-4545
If to Stockholder:	To the address for notice set forth on the last page hereof.
With a copy (which shall not constitute notice) to:
Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, Texas 77010-3095 Attn: Arthur H. Rogers Facsimile: (713) 651-5246

All such notices shall, when mailed or sent via facsimile, be effective when received or when attempted delivery is refused.

10.    Entire Agreement and Amendments.    This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified, amended or terminated except by an agreement signed by Parent and the holders of at least a majority of the Shares subject to this Agreement.

11.    Waivers.    From time to time Parent may waive its rights hereunder either generally or with respect to one or more specific transfers which have been proposed, attempted or made. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

12.    Severability.    If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

13.    Counterparts.    This Agreement may be executed in two or more counterparts, each one of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

SYMMETRICOM, INC.

By:

(Signature)

Name:

Title:

STOCKHOLDER:

(Signature)

Name:

Address:

ANNEX B

FIRST AMENDMENT TO THE

AGREEMENT AND PLAN OF MERGER

AMONG

TRUETIME, INC., SCO—TRT ACQUISITION, INC. AND SYMMETRICOM, INC.

This First Amendment (this “Amendment”) to the Agreement and Plan of Merger is made and entered into as of June 26, 2002, by and among Symmetricom, Inc, a Delaware corporation (“Parent”), TrueTime, Inc., a Delaware corporation (the “Company”), and SCO-TRT Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”). Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Merger Agreement (as defined below).

RECITALS

A.  Parent, Merger Subsidiary and the Company executed an Agreement and Plan of Merger dated March 27, 2002 (the “Merger Agreement”) providing for the merger of Merger Subsidiary with and into the Company upon the terms and subject to the conditions of the Merger Agreement.

B.  Pursuant to Section 10.3 of the Merger Agreement, the parties hereto wish to amend the Merger Agreement as provided herein:

NOW, THEREFORE, in consideration of the promises, mutual representations, warranties, covenants, agreements and conditions set forth in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

1.  In subparagraph (b) under the definition of “Material Adverse Effect” in Section 1.1 of the Merger Agreement which identifies an event that is not taken into account in determining whether there has been a “Material Adverse Effect”, the phrase “the loss of an amount not in excess of 25% of the number of the key employees” is hereby amended to state “the loss of an amount not in excess of 37.5% of the number of the key employees”.

2.  In subparagraph (d) under the definition of “Material Adverse Effect” in Section 1.1 of the Merger Agreement, the phrase “except the loss of more than 25% of the employees” is hereby amended to state “except the loss of more than 37.5% of the employees”.

3.  In Section 1.1 of the Merger Agreement, the dollar amount of “$900,000” under the definition of “Transaction Allowance” is hereby amended to state “$1,000,000”.

4.  In Section 1.1 of the Merger Agreement, the definition of “Third Party Expenses” is hereby amended to add the following clause at the end of that definition immediately after the word “hereby”: “, but excluding legal, accounting and financial advisory fees, if any, reasonably incurred in connection with the Hart Scott Rodino filings in, and antitrust regulatory review in connection with, Parent’s proposed acquisition of Datum, Inc.”

5.  In Section 5.2(c) of the Merger Agreement relating to the capitalization of Parent, the phrase “40,500 shares of Parent Common Stock were reserved for issuance pursuant to an outstanding warrant” is hereby amended to state “300,000 shares of Parent Common Stock were reserved for issuance pursuant to an outstanding warrant”.

6.  In Section 8.2(h) of the Merger Agreement relating to the percentage of certain key employees of the Company which must not have left the employ of the Company, the phrase “no more than twenty-five percent (25%)” is hereby amended to state “no more than thirty-seven and one-half percent (37.5%)”.

B-1

7.  Other than the modifications set forth above, this Amendment does not modify, change or delete any other, term, provision, representation, warranty or covenant (the “Provisions”) relating to or contained in the Merger Agreement, and all such Provisions shall remain in full force and effect.

8.  This Amendment shall be construed in accordance with and shall be governed by the laws of the State of Delaware, without regard to its laws as to conflict of laws.

9.  This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

10.  Pursuant to section 5.3 of the Merger Agreement the parties signing below have full corporate power and authority to execute and deliver this Amendment.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be signed by their duly authorized representatives, all as of the date first written above.

TRUETIME, INC.		SYMMETRICOM, INC.

By	/s/ ELIZABETH A. WITHERS	By	/s/ WILLIAM SLATER

Name	Elizabeth A. Withers	Name	William Slater

Title	President & CEO	Title	CFO

SCO-TRT ACQUISITION, INC.

By	/s/ WILLIAM SLATER

Name	William Slater

Title	Secretary/Treasurer

*

B-2

ANNEX C

OPINION OF ALLIANT PARTNERS

ALLIANT PARTNERS
A SILICON VALLEY BANCSHARES CO.

435 TASSO STREET, THIRD FLOOR
PALO ALTO, CALIFORNIA 94301
TELEPHONE 650 325 1541
FACSIMILE 650 325 7692
WWW.ALLIANT.COM

[LOGO]

PERSONAL & CONFIDENTIAL

March 27, 2002

Board of Directors
TrueTime, Inc.
3750 Westwind Blvd.
Santa Rosa, CA 95403

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the common stockholders of TrueTime, Inc. (“TrueTime” or the “Company”) of the value of the total consideration to be received from Symmetricom, Inc. (“Symmetricom”) in Symmetricom’s acquisition of TrueTime (the “Merger”) through a wholly-owned merger subsidiary. As contemplated in the Agreement and Plan of Merger (the “Agreement”) dated March 27, 2002, Symmetricom will acquire all of the issued and outstanding common stock of TrueTime. In return, TrueTime common stockholders will receive their pro-rata share of $5.0 million in cash consideration as well as 2.6 million shares of Symmetricom common stock, valued at $16.1 million as of March 26, 2002. All outstanding TrueTime stock options will be accelerated prior to Closing and option holders will receive a cash amount valued at $465k as of March 26, 2002, equal to the “in-the-money” portion of the accelerated stock options expected to be exercised prior to Closing. TrueTime warrants valued at $99k as of March 26, 2002 will be converted to Symmetricom warrants at an agreed upon exchange ratio.

The Agreement also provides for a possible post-signing adjustment of up to $800,000 based on the cost to purchase additional Directors and Officers (D&O) liability insurance. If the total cost of the D&O insurance exceeds the sum of $400,000 plus any existing policy credit, then the balance will be offset against the cash consideration of the offer to be received by TrueTime common stockholders, up to a maximum of $800,000. The maximum potential impact of the adjustment would be a reduction of the cash portion of the consideration from $5 million to $4.2 million.

For purposes of the opinion set forth herein, we have:

(a)	Discussed the past and current operations, financial condition and prospects for TrueTime with senior executives of TrueTime and Symmetricom;

(b)	Discussed with the senior executives of TrueTime and Symmetricom the objectives of the Merger;

(c)	Reviewed certain audited and internal financial statements and other financial and operating data concerning TrueTime prepared by TrueTime management;

C-1

(d)	Reviewed public financial statements and other information concerning TrueTime and Symmetricom;

(e)	Analyzed certain financial projections for TrueTime prepared by TrueTime management;

(f)	Compared the financial performance of TrueTime with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

(g)	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to TrueTime;

(h)	Assessed TrueTime’s value using a discounted cash flow analysis of projected future cash flows;

(i)	Reviewed the Agreement and certain related documents and discussed the proposed terms of the Merger with senior executives of TrueTime and Symmetricom; and

(j)	Performed such other analyses and considered such other factors as we have deemed appropriate.

For the purposes of this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us or discussed with us and have further relied upon the assurances of the managements of TrueTime and Symmetricom that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial projections of TrueTime, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. The financial and other information regarding TrueTime reviewed by or discussed with Alliant Partners in connection with the rendering of this opinion was limited to information provided by TrueTime management and certain discussions with both TrueTime and Symmetricom regarding TrueTime’s financial condition and future prospects as well as the strategic objectives of the Merger. In addition, we have assumed that the Merger will be consummated in a timely fashion in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of TrueTime, nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion addresses only the fairness of the consideration to be received by the common stockholders, from a financial point of view, and we do not express any views on any other terms of the proposed Merger or the business or economic bases underlying the Agreement. We are not expressing any opinion as to what the value of the Symmetricom common stock actually will be when issued in the Merger or the price at which the Symmetricom common stock will trade subsequent to the announcement of the execution of the Agreement or the effective time of the Merger. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company or the allocation, if any, of the total consideration among equity holders; nor does it address the underlying business decision of the Company to proceed with the Merger. Alliant Partners’ advisory services and this opinion are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement. This opinion does not constitute a recommendation as to how any holder of Company shares should vote with respect to such transaction. Alliant Partners has acted as financial advisor to the Board of Directors of the Company and will receive a fee in connection with this transaction as well as for the delivery of this opinion. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be provided by Symmetricom to the TrueTime common stockholders, even if reduced by the potential full amount of the post-signing adjustment, is fair, from a financial point of view.

Very truly yours,

/s/    ALLIANT PARTNERS

Alliant Partners

C-2

ANNEX D

UPDATED OPINION OF ALLIANT PARTNERS

ALLIANT PARTNERS
A SILICON VALLEY BANCSHARES CO.

435 TASSO STREET, THIRD FLOOR
PALO ALTO, CALIFORNIA 94301
TELEPHONE 650 325 1541
FACSIMILE 650 325 7692
WWW.ALLIANT.COM

[LOGO]

PERSONAL & CONFIDENTIAL

June 17, 2002

Board of Directors
TrueTime, Inc.
3750 Westwind Blvd.
Santa Rosa, CA 95403

Ladies and Gentlemen:

On March 27, 2002, Alliant Partners rendered an opinion indicating the fairness, from a financial point of view, to the common stockholders of TrueTime, Inc. (“TrueTime” or the “Company”) of the value of the total consideration to be received from Symmetricom, Inc. (“Symmetricom”) in Symmetricom’s acquisition of TrueTime (the “Merger”) through a wholly-owned merger subsidiary. You have requested that we provide an update to the fairness opinion as of today’s date. The basic terms of the transaction have not changed since the Agreement and Plan of Merger (the “Agreement”) was signed on March 27, 2002. We understand that there is a pending amendment to the Agreement, but the amendment does not change the terms of the total consideration to be received by TrueTime stockholders.

As contemplated in the Agreement, Symmetricom will acquire all of the issued and outstanding common stock of TrueTime. In return, TrueTime common stockholders will receive their pro-rata share of $5.0 million in cash consideration. Common stockholders will also receive 2.6 million shares of Symmetricom common stock valued at $10.6 million using market data available as of June 14, 2002, including the announcement by Symmetricom of the signing of a definitive merger agreement with Datum, Inc. All outstanding TrueTime stock options will be accelerated prior to Closing and option holders will receive a cash amount valued at $197k as of June 14, 2002, equal to the “in-the-money” portion of the accelerated stock options expected to be exercised prior to Closing. TrueTime warrants valued at $173k as of June 14, 2002 will be converted into Symmetricom warrants at an agreed upon exchange ratio.

Although the signed Agreement provides for a possible post-signing adjustment to the amount of cash consideration to be received, based on information provided as of today’s date, TrueTime management no longer anticipates the need for any reduction in the cash portion of the consideration. It is projected that the $5.0 million cash consideration will be paid in full to TrueTime stockholders.

For purposes of the opinion set forth herein, we have:

(a)	Discussed the past and current operations, financial condition and prospects for TrueTime with senior executives of TrueTime and Symmetricom;

D-1

(b)	Discussed with the senior executives of TrueTime and Symmetricom the objectives of the Merger;

(c)	Reviewed certain audited and internal financial statements and other financial and operating data concerning TrueTime prepared by TrueTime management;

(d)	Reviewed public financial statements and other information concerning TrueTime and Symmetricom;

(e)	Analyzed certain financial projections for TrueTime prepared by TrueTime management;

(f)	Compared the financial performance of TrueTime with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly traded companies;

(g)	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to TrueTime;

(h)	Assessed TrueTime’s value using a discounted cash flow analysis of projected future cash flows;

(i)	Reviewed the Agreement and certain related documents and discussed the proposed terms of the Merger with senior executives of TrueTime and Symmetricom; and

(j)	Performed such other analyses and considered such other factors as we have deemed appropriate.

For the purposes of this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us or discussed with us and have further relied upon the assurances of the managements of TrueTime and Symmetricom that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial projections of TrueTime, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. The financial and other information regarding TrueTime reviewed by or discussed with Alliant Partners in connection with the rendering of this opinion was limited to information provided by TrueTime management and certain discussions with both TrueTime and Symmetricom regarding TrueTime’s financial condition and future prospects. In addition, we have assumed that the Merger will be consummated in a timely fashion in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of TrueTime, nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

Our opinion addresses only the fairness of the consideration to be received by the common stockholders, from a financial point of view, and we do not express any views on any other terms of the proposed Merger or the business or economic bases underlying the Agreement. We are not expressing any opinion as to what the value of the Symmetricom common stock actually will be when issued in the Merger or the price at which the Symmetricom common stock will trade subsequent to the announcement of the execution of the Agreement or the effective time of the Merger. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company or the allocation, if any, of the total consideration among equity holders; nor does it address the underlying business decision of the Company to proceed with the Merger. Alliant Partners’ advisory services and this opinion are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement. This opinion does not constitute a recommendation as to how any holder of Company shares should vote with respect to such transaction.

Alliant Partners has acted as financial advisor to the Board of Directors of the Company and will receive a fee in connection with this transaction as well as for the delivery of this opinion and the original fairness opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be provided by Symmetricom to the TrueTime common stockholders remains fair, from a financial point of view.

Very truly yours,

/S/    ALLIANT PARTNERS

Alliant Partners

D-2

ANNEX E

SECTION 262 OF THE
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
(“APPRAISAL RIGHTS”)

SECTION 262 OF THE
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
(“APPRAISAL RIGHTS”)

SECTION 262.    APPRAISAL RIGHTS

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to section 251 (other than a merger effected pursuant to section 251(g) of this title), section 252, section 254, section 257, section 258, section 263 or section 264 of this title:

(1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national Securities and Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of section 251 of this title.

(2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national Securities and Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to section 228 or section 253 of this title, then, either a constituent corporation, before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“Delaware Law”) permits Symmetricom’s board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of Symmetricom, or serving or having served, at the request of Symmetricom, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Article VII of Symmetricom’s Restated Certificate of Incorporation (the “Symmetricom Certificate”) provides for indemnification of its directors, officers, employees and other agents to the fullest extent permitted by law.

As permitted by sections 102 and 145 of Delaware Law, the Symmetricom Certificate eliminates the liability of a Symmetricom director for monetary damages to Symmetricom and its stockholders arising from a breach or alleged breach of a director’s fiduciary duty except for liability under section 174 of Delaware Law or liability for any breach of the director’s duty of loyalty to Symmetricom or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

Symmetricom maintains officers’ and directors’ insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

Item 21.    Exhibits and Financial Statement Schedules

(a)  Exhibits.

Exhibit Number	Notes	Description of Document
2.1	#
Agreement and Plan of Merger, dated as of March 27, 2002, among the Registrant, TrueTime Inc. and Sco-TRT Acquisition, Inc., included as Annex A to the Proxy Statement/Prospectus forming a part of this Registration Statement and incorporated herein by reference.

The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.

—Disclosure Schedule

—Schedule 2.2(d),if applicable**

—Schedule 7.13(a)

—Exhibit C—Form of Extended Employment Agreement

—Exhibit D—Form of Three Month Employment Agreement

2.2	#
First Amendment to the Agreement and Plan of Merger Among TrueTime, Inc., Sco-TRT Acquisition, Inc. and Symmetricom, included as Annex B to the Proxy Statement/Prospectus forming a part of this Registration Statement and incorporated herein by reference.

Exhibit Number	Notes	Description of Document

2.3	(1)	Agreement and Plan of Merger, dated January 3, 2002, among the Registrant and Symmetricom, Inc., a California corporation.

2.4	(2)
Agreement and Plan of Merger, dated May 22, 2002, among the Registrant, Datum, Inc., a Delaware corporation, and Dublin Acquisition Subsidiary, Inc., a Delaware corporation.The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.

—Company Disclosure Schedule

—Parent Disclosure Schedule

—Schedule 1.1

—Schedule 2.2(d), if applicable

—Exhibit A-1 Form of Support Agreement—Company

—Exhibit A-2 Form of Support Agreement—Parent

—Exhibit B Form of Lock-up Agreement

—Exhibit C Form of Affiliate Agreement

3.1	(1)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2	(1)	Bylaws of the Registrant.

4.1	(3)	Rights Agreement dated as of August 9, 2001 between the Registrant and Mellon Investor Services.

5.1	#	Opinion of Pillsbury Winthrop LLP as to legality of the securities being registered.

8.1	**	Opinion of Pillsbury Winthrop LLP regarding certain federal income tax consequences relating to the merger.

23.1	#	Consent of Deloitte & Touche LLP.

23.2	#	Consent of PricewaterhouseCoopers LLP.

23.3	#	Consent of PricewaterhouseCoopers LLP.

23.4	#	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.5	#	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).

23.6	#	Consent of Alliant Partners.

24.1	#	Power of Attorney (see page II-4 of this Form S-4).

99.1	#	Form of True Time, Inc. Proxy Card.

#	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated by reference from exhibits to the Registrant’s Current Report on Form 8-K filed January 9, 2002.
(2)	Incorporated by reference from exhibits to the Registrant’s Current Report on Form 8-K filed May 24, 2002.
(3)	Incorporated by reference from exhibits to Registration Statement on Form 8-A filed on August 9, 2001.

Item 22.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus (1) that is filed pursuant to the paragraph immediately preceding, or (2) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus which forms a part of this registration statement pursuant to Items 4, 10(b), 11, or 13 of this registration statement, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

The registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on July 12, 2002.

SYMMETRICOM, INC.

By	/s/ THOMAS W. STEIPP
Thomas W. Steipp President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas W. Steipp and William Slater and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS W. STEIPP Thomas W. Steipp	President and Chief Executive Officer and Director	July 12, 2002

/s/ WILLIAM SLATER William Slater	Chief Financial Officer (Principal Financial and Accounting Officer)	July 12, 2002

/s/ RICHARD W. OLIVER Richard W. Oliver	Chairman of the Board	July 12, 2002

/s/ ROBERT T. CLARKSON Robert T. Clarkson	Director	July 12, 2002

/s/ ROBERT M. NEUMEISTER, JR. Robert M. Neumeister, Jr.	Director	July 12, 2002

/s/ KRISH A. PRABHU Krish A. Prabhu	Director	July 12, 2002

/s/ RICHARD N. SNYDER Richard N. Snyder	Director	July 12, 2002

EXHIBIT INDEX

Exhibit Number	Notes	Description of Document
2.1	#
Agreement and Plan of Merger, dated as of March 27, 2002, among the Registrant, TrueTime Inc. and Sco-TRT Acquisition, Inc., included as Annex A to the Proxy Statement/Prospectus forming a part of this Registration Statement and incorporated herein by reference.

The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.
—Disclosure Schedule —Schedule 2.2(d),if applicable** —Schedule 7.13(a) —Exhibit C—Form of Extended Employment Agreement —Exhibit D—Form of Three Month Employment Agreement
2.2	#
First Amendment to the Agreement and Plan of Merger Among TrueTime, Inc., Sco-TRT Acquisition, Inc. and Symmetricom, included as Annex B to the Proxy Statement/Prospectus forming a part of this Registration Statement and incorporated herein by reference.

2.3	(1)	Agreement and Plan of Merger, dated January 3, 2002, among the Registrant and Symmetricom, Inc., a California corporation.
2.4	(2)
Agreement and Plan of Merger, dated May 22, 2002, among the Registrant, Datum, Inc., a Delaware corporation, and Dublin Acquisition Subsidiary, Inc., a Delaware corporation. The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.

—Company Disclosure Schedule
—Parent Disclosure Schedule
—Schedule 1.1
—Schedule 2.2(d), if applicable
—Exhibit A-1 Form of Support Agreement—Company
—Exhibit A-2 Form of Support Agreement—Parent
—Exhibit B Form of Lock-up Agreement
—Exhibit C Form of Affiliate Agreement

3.1	(1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2	(1)	Bylaws of the Registrant.
4.1	(3)	Rights Agreement dated as of August 9, 2001 between the Registrant and Mellon Investor Services.
5.1	#	Opinion of Pillsbury Winthrop LLP as to legality of the securities being registered.
8.1	**	Opinion of Pillsbury Winthrop LLP regarding certain federal income tax consequences relating to the merger.
23.1	#	Consent of Deloitte & Touche LLP.
23.2	#	Consent of PricewaterhouseCoopers LLP.
23.3	#	Consent of PricewaterhouseCoopers LLP.
23.4	#	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
23.5	#	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).
23.6	#	Consent of Alliant Partners.
24.1	#	Power of Attorney (see page II-4 of this Form S-4).
99.1	#	Form of True Time, Inc. Proxy Card.

#	Filed herewith.
**	To be filed by amendment.
(1)	Incorporated by reference from exhibits to the Registrant’s Current Report on Form 8-K filed January 9, 2002.
(2)	Incorporated by reference from exhibits to the Registrant’s Current Report on Form 8-K filed May 24, 2002.
(3)	Incorporated by reference from exhibits to Registration Statement on Form 8-A filed on August 9, 2001.